Exhibit 99.2

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF

RISE EDUCATION CAYMAN LTD

Room 101, Jia He Guo Xin Mansion

No. 15 Baiqiao Street, Guangqumennei, Dongcheng District

Beijing 100062

People’s Republic of China

+86 10-8559-9000

MERGER PROPOSALS—YOUR VOTE IS VERY IMPORTANT

April 4, 2022

Dear RISE Education Cayman Ltd Shareholders:

You are cordially invited to an extraordinary general meeting of shareholders of RISE Education Cayman Ltd to be held on April 29, 2022, at 10:00 a.m., China Standard Time, at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China. At the meeting, you will be asked to vote on the important matters described in detail in the notice of extraordinary general meeting of shareholders and the proxy statement accompanying this letter.

The proxy statement is being provided to you as a shareholder of RISE Education Cayman Ltd (“RISE” or “ListCo”), in connection with the proposed merger with Dada Auto Inc., one of the largest and fastest growing electric vehicle charging service providers in China (“NaaS”).

At the extraordinary general meeting, you will be asked to vote on the adoption of an agreement and plan of merger, dated as of February 8, 2022, as it may be amended from time to time (the “Merger Agreement”), by and among RISE, Dada Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and wholly-owned subsidiary of RISE (“Merger Sub”), Dada Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and wholly owned subsidiary of RISE (“Merger Sub II”) and NaaS, an exempted company incorporated with limited liability under the laws of the Cayman Islands, pursuant to which Merger Sub will merge (the “Merger”) with and into NaaS, with NaaS surviving as the surviving entity (the “Surviving Entity”), followed by the merger (the “Second Merger,” collectively with the Merger, the “Mergers”) of the Surviving Entity with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of RISE (the “Surviving Company”). Shareholders of NaaS will exchange all of the issued and outstanding shares of NaaS immediately prior to the Merger for newly issued shares of RISE in a transaction exempt from the registration requirements under the Securities Act of 1933. Upon consummation of the Mergers, NaaS will become a wholly-owned subsidiary of RISE. Copies of the Merger Agreement, the plan of merger in respect of the Merger (the “plan of merger”) and the plan of merger in respect of the Second Merger (the “second plan of merger” and together with the plan of merger, the “plans of merger”) are attached as Annex A, Annex B and Annex C, respectively, to the accompanying proxy statement.

The Mergers value NaaS at an equity value of approximately $587 million and RISE at an equity value of $45 million (assuming the conversion of the convertible note previously issued by RISE to Bain Capital Rise Education IV Cayman Limited (the “ListCo Major Shareholder”) in the principal amount of $17 million at the conversion price that equals $0.70 per American Depositary Share (“ADS”), each representing two ordinary shares of RISE, par value $0.01 per share (the “Shares”)).

i

Upon consummation of the Mergers (the “Closing”), (i) each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be automatically converted into one validly issued, fully paid and non-assessable Class A ordinary share of ListCo, par value of $0.01 per share (each a “Class A Ordinary Share”); (ii) each ordinary share and preferred share of NaaS issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive 32.951 Class A Ordinary Shares, except for (a) any ordinary share of NaaS owned by Newlinks Technology Limited (“Newlink”), the controlling shareholder of NaaS, (b) any ordinary share of NaaS held by NaaS as treasury shares, or owned by ListCo, Merger Sub or Merger Sub II or any other wholly-owned subsidiary of ListCo, Merger Sub or Merger Sub II (together, the “Cancelled Shares”), which will be cancelled and cease to exist, and (c) ordinary shares of NaaS owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Mergers pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) (the “Dissenting Shares”), which will be cancelled and cease to exist and each holder thereof will be entitled to receive only the payment of fair value of such Dissenting Shares determined in accordance with Section 238 of the Cayman Islands Companies Act; (iii) the 50,000,000 ordinary shares of NaaS issued and outstanding immediately prior to the Effective Time and held by Newlink will be cancelled in exchange for the right to receive a total of 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares of ListCo, respectively (on a 32.951 Class B ordinary shares or Class C ordinary shares of ListCo per ordinary share of NaaS conversion basis), and (iv) each warrant to subscribe for preferred shares of NaaS issued and outstanding immediately prior to the Effective Time will cease to be a warrant with respect to preferred shares of NaaS and converted into a warrant to acquire a number of Class A Ordinary Shares of ListCo equal to (a) the number of preferred shares of NaaS underlying such warrant multiplied by (b) 32.951. At the Effective Time, ListCo will assume the then-effective equity incentive plan of NaaS. Each option to purchase ordinary shares of NaaS that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to purchase a number of Class A Ordinary Shares of ListCo equal to (a) the number of ordinary shares of NaaS subject to such option immediately prior to the Effective Time, multiplied by (b) 32.951 (rounded to the nearest whole share), at an exercise price per share equal to (i) the exercise price per ordinary share of NaaS of such option divided by (ii) 32.951 (rounded to the nearest whole cent). All awards under the equity incentive plans of ListCo that are outstanding immediately prior to the Effective Time will be automatically cancelled and extinguished, except that each vested option of ListCo to purchase Shares that are outstanding immediately prior to the Effective Time will be converted into an option to purchase the same number of Class A Ordinary Shares of ListCo.

Upon consummation of the Mergers, the existing NaaS shareholders and existing RISE shareholders (including holders of ADSs) will own approximately 92.9% and 7.1%, respectively, of the outstanding shares of the Surviving Company on a fully diluted and as converted basis.

The ListCo Major Shareholder, who holds approximately 59.7% of the issued and outstanding shares of ListCo as of the date of this proxy statement, has entered into a support agreement (the “Support Agreement”), agreeing to vote in favor of the Mergers and other proposals as may be reasonably agreed to by NaaS and ListCo as necessary or appropriate in connection with the consummation of the Mergers.

ListCo and NaaS anticipate that the Mergers will be consummated around mid-2022, subject to the satisfaction of closing conditions set forth in the Merger Agreement, including among other things, receipt of Company shareholder approval and regulatory approvals, including necessary PRC regulatory approvals (if applicable) and the continuous listing of ListCo on Nasdaq.

ii

The audit committee of the board of directors of ListCo (the “Audit Committee”) consisting of directors who are independent of and unaffiliated with any of the management members of ListCo, the ListCo Major Shareholder, NaaS, Merger Sub, Merger Sub II or their affiliates and are not employees of ListCo or any of its subsidiaries and consolidated affiliates, reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers. On February 5, 2022, the Audit Committee unanimously (a) determined that the Merger Agreement and the transaction agreements contemplated by the Merger Agreement are fair to and in the best interests of ListCo and its shareholders, (b) declared it advisable to enter into the Merger Agreement and the transaction agreements contemplated by the Merger Agreement, and (c) recommended that the board of directors of ListCo (the “Board”) adopt a resolution approving the Merger Agreement, the plans of merger and the transactions contemplated by the Merger Agreement and the plans of merger, including the Mergers, and recommending that the shareholders of ListCo authorize and approve by way of a special resolution the Merger Agreement, the plans of merger and the transactions contemplated by the Merger Agreement and the plans of merger.

On February 5, 2022, the Board (with Mr. Jia Zhu and Mr. Zhongjue Chen recusing), after carefully considering all relevant factors, including the unanimous determination and recommendation of the Audit Committee, (a) determined that it is fair to and in the best interests of ListCo and its shareholders, and declared it advisable, to enter into the Merger Agreement, (b) authorized and approved the execution, delivery and performance of the Merger Agreement, the plans of merger and the transactions contemplated by the Merger Agreement and the plans of merger, including the Mergers, and (c) resolved to direct that the authorization and approval of the Merger Agreement, the plans of merger, and the transactions contemplated under the Merger Agreement, including the Mergers, be submitted to a vote at an extraordinary general meeting of the shareholders of ListCo.

After careful consideration and upon the unanimous recommendation of the Audit Committee composed solely of directors who are independent of and unaffiliated with any of the management members of ListCo, the ListCo Major Shareholder, NaaS, Merger Sub, Merger Sub II or their affiliates, the Board (with Mr. Jia Zhu and Mr. Zhongjue Chen recusing) authorized and approved the Merger Agreement and the plans of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plans of merger and the transactions contemplated by the Merger Agreement and the plans of merger, including the Mergers, (b) FOR the proposal to approve the change of the corporate name of ListCo from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” effective immediately prior to the Effective Time (the “Change of Name”); (c) FOR the proposal to approve the variation of the authorized share capital of ListCo effective immediately prior to the Effective Time (the “Variation of Share Capital”); (d) FOR the proposal to adopt the second amended and restated memorandum and articles of association of ListCo substantially in the form attached as Annex J to the accompanying proxy statement, effective immediately prior to the Effective Time (the “Amendment of M&A”); (e) FOR the proposal to authorize each of the directors and officers of ListCo to do all things necessary to give effect to the Merger Agreement, the plans of merger, and the transactions contemplated by the Merger Agreement and plans of merger, including the Mergers and, effective immediately prior to the Effective Time, the Change of Name, the Variation of Share Capital and the Amendment of M&A; and (f) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

iii

The accompanying proxy statement provides important information regarding the extraordinary general meeting and a detailed description of the Merger Agreement, the Mergers and the other proposals described above, as well as detailed business and financial information about NaaS. You are urged to read carefully the accompanying proxy statement, the annexes included with the proxy statement and the documents incorporated by reference into the proxy statement. Please pay particular attention to and read carefully the section “Risk Factors” beginning on page 31 of the accompanying proxy statement. You can also obtain information about RISE from documents that it has previously filed with the Securities and Exchange Commission.

Regardless of the number of Shares that you own, your vote is very important. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy card, the forms of which are attached as Annex H to the accompanying proxy statement, in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by ListCo no later than April 27, 2022 at 12:00 p.m. (China Standard Time), which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in ListCo’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the Board (who will also act as chairman of the extraordinary general meeting) has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each Share held as of the close of business in the Cayman Islands on April 11, 2022.

We will instruct JP Morgan Chase Bank, N.A. (the “ADS depositary”) to deliver to holders of ADS at the close of business in New York City on April 4, 2022, the ADS record date, an ADS voting instruction card, the forms of which are attached as Annex I to the accompanying proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement dated October 19, 2017, by and among ListCo, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder (the “deposit agreement”). ADS holders are strongly urged to sign, complete and return the ADS voting instruction card to the ADS depositary in accordance with the instructions printed thereon as soon as possible and, in any event, no later than 12:00 p.m. (New York City Time) on April 27, 2022 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). As the registered holder of the Shares represented by ADSs, the ADS depositary will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs at the ADS record date.

Holders of ADSs will not be able to attend the extraordinary general meeting unless they cancel their ADSs and become registered holders of Shares prior to the close of business in the Cayman Islands on April 11, 2022, the Share record date. ADS holders who wish to cancel their ADSs need to make arrangements to deliver the ADSs to the ADS depositary for cancellation before the close of business in New York City on April 8, 2022 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of the Shares), (b) payment of the ADS cancellation fees ($0.05 per ADS to be cancelled) and any applicable taxes, and (c) a certification that the ADS holder either (i) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled, or has given voting instructions to the ADS depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (ii) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder).

iv

If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention. The Shares are not listed and cannot be traded on any stock exchange other than Nasdaq, and in such case only in the form of ADSs. As a result, if you have cancelled your ADSs to attend the extraordinary general meeting and the Mergers are not completed and you wish to be able to sell your Shares on a stock exchange, you would need to deposit such Shares into ListCo’s American depositary shares program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the deposit agreement, including, among other things, payment of relevant fees of the ADS depositary for the issuance of ADSs (up to $0.05 per ADS issued) and any applicable stock transfer taxes (if any) and related charges pursuant to the deposit agreement.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the registered holder a proxy issued in your name.

If you have any questions or need assistance voting your shares, please contact our Investor Relations Department in writing at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China. Attention: Investor Relations, or call our Investor Relations Department at +86 10-8559-9000.

Sincerely,

/s/ Lihong Wang

Lihong Wang

Chairman of the Board of Directors, RISE Education Cayman Ltd

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement or determined that the accompanying proxy statement is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement is dated April 4, 2022 and is first being mailed to RISE shareholders on or about April 4, 2022.

v

RISE EDUCATION CAYMAN LTD

Room 101, Jia He Guo Xin Mansion

No. 15 Baiqiao Street, Guangqumennei, Dongcheng District

Beijing 100062

People’s Republic of China

+86 10-8559-9000

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 29, 2022

Notice is hereby given that RISE Education Cayman Ltd (the “Company”) will hold an extraordinary general meeting of shareholders on April 29, 2022, at 10:00 a.m., China Standard Time, at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China.

Only registered holders of ordinary shares, par value $0.01 per share, of the Company (the “Shares”) at the close of business in the Cayman Islands on April 11, 2022 or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment thereof. At the meeting, you will be asked to consider and vote upon the following resolutions:

as special resolutions:

THAT the agreement and plan of merger, dated as of February 8, 2022 (the “Merger Agreement”), by and among the Company, Dada Merger Sub Limited (“Merger Sub”), Dada Merger Sub II Limited (“Merger Sub II”) and Dada Auto Inc. (“NaaS”), the plan of merger (the “plan of merger”) required to be registered with the Registrar of Companies in the Cayman Islands (such plan of merger being substantially in the form attached as Annex B to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger (the “Merger”) of Merger Sub with and into NaaS, with NaaS surviving as a wholly owned subsidiary of the Company (the “Surviving Entity”), the plan of merger (the “second plan of merger,” collectively with the plan of merger, the “plans of merger”) required to be registered with the Registrar of Companies in the Cayman Islands (such plan of merger being substantially in the form attached as Annex C to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger (the “Second Merger,” collectively with the Merger, the “Mergers”) of the Surviving Entity with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of the Company (the “Surviving Company”) and any and all transactions contemplated by the Merger Agreement and the plans of merger, including (a) the Mergers, (b) upon the Merger becoming effective, the replacement of the existing memorandum and articles of association of NaaS in its entirety with the memorandum and articles of association of Merger Sub, in the form attached as Schedule 2 to the plan of merger, (c) upon the Second Merger becoming effective, the replacement of the existing memorandum and articles of association of Merger Sub II in its entirety with the memorandum and articles of association of the Surviving Entity, in the form attached as Schedule 2 to the second plan of merger, be authorized and approved;

THAT the name of the Company be changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” effective immediately prior to the effective time (the “Effective Time”) of the Merger (the “Change of Name”);

i

THAT, immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows (the “Variation of Share Capital”):

(i)

by increasing the authorized share capital of the Company from US$2,000,000 divided into 200,000,000 ordinary shares of a par value of US$0.01 each to US$25,000,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.01 each by the creation of an additional 2,300,000,000 shares with a par value of US$0.01 each;

(ii)	by re-designating and re-classifying all the issued and outstanding Shares as Class A ordinary shares of a par value of US$0.01 each (“Class A Ordinary Shares”) on a 1:1 basis;

(iii)	by re-designating and re-classifying 581,500,170 of the authorized but unissued Shares into Class A Ordinary Shares on a 1:1 basis;

(iv)	by re-designating and re-classifying 300,000,000 of the authorized but unissued Shares into Class B ordinary shares of a par value of US$0.01 each on a 1:1 basis;

(v)	by re-designating and re-classifying 1,400,000,000 of the authorized and unissued Shares into Class C ordinary shares of a par value of US$0.01 each on a 1:1 basis; and

(vi)

by designating 100,000,000 of the authorized and unissued Shares as such class or series (however designated) as the board of directors of the Company may determine in accordance with the articles of association.

such that following such Variation of Share Capital, the authorized share capital of the Company will be US$25,000,000 divided into (i) 700,000,000 Class A ordinary shares of a par value of US$0.01 each; (ii) 300,000,000 Class B ordinary shares of a par value of US$0.01 each; (iii) 1,400,000,000 Class C ordinary shares of a par value of US$0.01 each; and (iv) 100,000,000 shares of a par value of US$0.01 each of such class or series (however designated) as the board of directors of the Company may determine in accordance with the articles of association;

THAT the amended and restated memorandum and article of association of the Company be amended and restated by their deletion in their entirety and the substitution of in their place of the second amended and restated memorandum and articles of association of the Company substantially in the form attached as Annex J to the accompanying proxy statement with effective immediately prior to the Effective Time (the “Amendment of M&A”);

THAT each of the directors and officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the plans of merger, and the transactions contemplated by the Merger Agreement and the plans of merger, including the Mergers and, effective immediately prior to the Effective Time, the Change of Name, the Variation of Share Capital and the Amendment of M&A; and

if necessary, as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

After careful consideration and upon the unanimous recommendation of the audit committee of the board of directors of the Company (the “Board”) composed solely of directors who are independent of and unaffiliated with any of the management members of the Company, Bain Capital Rise Education Cayman IV Limited (the “ListCo Major Shareholder”), NaaS, Merger Sub, Merger Sub II or their affiliates, the Board (with Mr. Jia Zhu and Mr. Zhongjue Chen recusing) authorized and approved the Merger Agreement and the plans of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plans of merger and the transactions contemplated by the Merger Agreement and the plans of merger, including the Mergers, (b) FOR the proposal to approve the change of the corporate name of the Company from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” effective immediately prior to the Effective Time; (c) FOR the proposal to approve the variation of the authorized share capital of the Company effective immediately prior to the Effective Time; (d) FOR the proposal to adopt the second amended and restated memorandum and articles of association of the Company substantially in the form attached as Annex J to the accompanying proxy statement, effective immediately prior to the Effective Time; (e) FOR the proposal to authorize each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement, the plans of merger, and the transactions contemplated by the Merger Agreement and plans of merger, including the Mergers and, effective immediately prior to the Effective Time, the Change of Name, the Variation of Share Capital and the Amendment of M&A; and (f) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.

In order for the Mergers to be consummated, the Merger Agreement, the plans of merger and the transactions contemplated under the Merger Agreement and the plans of merger, including the Mergers must be authorized and approved by a special resolution of the Company passed by affirmative votes cast by such shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs (defined below)) present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company.

As of the date of this proxy statement, the ListCo Major Shareholder beneficially own 70,800,808 Shares in aggregate, representing approximately 59.7% of the issued and outstanding Shares entitled to vote. Pursuant to the terms of a support agreement dated February 8, 2022, by and among the ListCo Major Shareholder, the Company and NaaS (the “Support Agreement”), these Shares will be voted in favor of the authorization and approval of the Merger Agreement, the plans of merger and the transactions contemplated by the Merger Agreement and the plans of merger, including the Mergers. Assuming compliance with the voting obligations under the Support Agreement and based on the number of Shares expected to be outstanding on the record date, approximately 8,199,079 Shares, representing approximately 6.9% of the total outstanding Shares entitled to vote, owned by the remaining shareholders must be voted in favor of the proposal in order for the merger to be approved, assuming all remaining shareholders will be present and voting in person or by proxy at the extraordinary general meeting.

Regardless of the number of Shares that you own, your vote is very important. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy card in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than April 27, 2022 at 12:00 p.m. (China Standard Time), which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, as the Chairman of the Company’s board of directors has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each Share held as of the close of business in the Cayman Islands on April 11, 2022.

If you own American depositary shares, each representing two Shares (“ADSs”), you will not be able to attend the extraordinary general meeting and you cannot vote at the extraordinary general meeting directly, but you may instruct JP Morgan Chase Bank, N.A., (the “ADS depositary”) (as the registered holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADS at the close of business in New York City on April 4, 2022, the ADS record date, an ADS voting instruction card, the forms of which are attached as Annex I to the accompanying proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement (defined below). ADS holders are strongly urged to sign, complete and return the ADS voting instruction card to the ADS depositary in accordance with the instructions printed thereon as soon as possible and, in any event, no later than 12:00 p.m. (New York City Time) on April 27, 2022 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). Pursuant to terms of the deposit agreement (the “deposit agreement”), dated October 19, 2017, by and among ListCo, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder, the ADS depositary will not vote or attempt to exercise the right to vote any Shares other than in accordance with those instructions or deemed instructions. Alternatively, you may vote directly at the extraordinary general meeting if you surrender your ADSs to the ADS depositary, pay the ADS depositary’s fees required for the cancellation of the ADSs, provide instructions for the registration of the corresponding Shares, and certify that you have not given, and will not give, voting instructions as to the ADSs (or alternatively, you will not vote the Shares) before the close of business in New York City on April 1, 2022, and become a registered holder of Shares by the close of business in the Cayman Islands on April 11, 2022. In addition, if you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote at the extraordinary general meeting.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the registered holder a proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGERS ARE CONSUMMATED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

The Merger Agreement, the plans of merger and the transactions contemplated by the Merger Agreement and the plans of merger, including the Mergers are described in the accompanying proxy statement. Copies of the Merger Agreement, the plan of merger and the second plan of merger are included as Annex A, Annex B and Annex C, respectively, to the accompanying proxy statement. We urge you to read the entire accompanying proxy statement carefully.

The Company is actively monitoring the circumstances surrounding the coronavirus (COVID-19) pandemic and is sensitive to the public health and travel concerns shareholders may have and the protocols or restrictions that federal, state, and local governments may impose. In the event it is not possible or advisable to hold the extraordinary general meeting in person, the Company will publicly announce a determination to hold a virtual extraordinary general meeting by filing a notice of the change(s) to the extraordinary general meeting, and in a press release available at the Company’s website as soon as practicable before the extraordinary general meeting. In the event the extraordinary general meeting is conducted virtually, it will be held at the same time and on the same date as indicated above, via a live audio webcast. You or your proxyholder will be able to participate, vote and examine the list of shareholders at a virtual extraordinary general meeting in the event that the extraordinary general meeting is not held in person.

Notes:

1. Where there are joint holders of any Share, any one of such joint holders may vote, either in person or by proxy, in respect of such Share as if he or she were solely entitled thereto, but if more than one of such joint holders are present at any meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

2. The instrument appointing a proxy must be in writing under the hand of the appointor or of his or her attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney or other person duly authorized.

3. A proxy need not be a member (registered shareholder) of the Company.

4. The chairman of the extraordinary general meeting may at his or her discretion direct that a proxy card will be deemed to have been duly deposited where sent by email or telefax upon receipt of email or telefax confirmation that the signed original thereof has been sent. A proxy card that is not deposited in the manner permitted will be invalid.

5. Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share or Shares in respect of which the proxy is given, unless notice in writing of such death, insanity, revocation or transfer is received by RISE at RISE’s offices at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, the People’s Republic of China, at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which such proxy is used.

By Order of the Board of Directors,

/s/ Lihong Wang

Lihong Wang

Chairman of the Board of Directors, RISE Education Cayman Ltd

Beijing, China

April 4, 2022

v

PROXY STATEMENT

Dated April 4, 2022

SUMMARY VOTING INSTRUCTIONS

Ensure that your shares of RISE Education Cayman Ltd. can be voted at the extraordinary general meeting by submitting your proxy card or by contacting your broker, bank or other nominee.

If your shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your shares are voted at the extraordinary general meeting.

If your shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your shares can be voted at the extraordinary general meeting in accordance with your instructions.

If you submit your signed proxy card without indicating how you wish to vote, the shares represented by your proxy will be voted in favor of the resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If you are an ADS holder, please consult the ADS Voting Card attached as Annex I to this proxy statement to find out how you can vote the Shares underlying your ADSs.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact RISE at +86 (10) 8559-9000 or email to riseir@rdchina.net.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, (i) “RISE,” “ListCo,” “we,” “us,” and “our” refers to, as dictated by the context, RISE Education Cayman Ltd, either by itself or together with its consolidated subsidiaries prior to the Mergers and, following consummation of the Mergers, together with NaaS (as defined below); and (ii) “NaaS” refers to Dada Auto Inc., which, following consummation of the Mergers, will be a wholly owned subsidiary of RISE.

In addition, the following terms are commonly used throughout this proxy statement and have the meaning set forth below:

“ADS” means American depositary share, each representing two ListCo Ordinary Shares, par value US$0.01 per share, as listed on Nasdaq under the symbol “REDU.”

“Audit Committee” means the audit committee of the board of directors of RISE.

“Board” means the board of directors of RISE.

“CAC” means the Cyberspace Administration of China.

“China Renaissance” means China Renaissance Securities (Hong Kong) Limited.

“CIC” means China Insights Industry Consultancy Limited, an independent research firm who was commissioned to provide certain information regarding NaaS’ industry and its market position in this prospectus.

“Closing” means the closing of the Mergers.

“Closing Date” means the date of the Closing.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“CSRC” means the Chinese Securities Regulatory Commission.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“dedicated charger” or “dedicated DCFC” means non-DCFC EV charger or DCFC, as applicable, that is dedicated to public utility vehicles or used exclusively by government agencies, corporations, or other specific groups of users.

“DCFC“ means direct current fast charger with 30kW power output or more.

“EV” means electric vehicle.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“IRS” means the U.S. Internal Revenue Service.

“JOBS Act” means the United States Jumpstart Our Business Startups Act of 2012.

“Kuaidian” means the Kuaidian mobile application, and Kuaidian Weixin mini-program, each of which connects EV drivers with charging stations and charging piles.

“ListCo Class A Ordinary Share” means each Class A ordinary share, par value $0.01 per share, of ListCo.

“ListCo Class B Ordinary Share” means each Class B ordinary share, par value $0.01 per share, of ListCo.

“ListCo Class C Ordinary Share” means each Class C ordinary share, par value $0.01 per share, of ListCo.

“ListCo Ordinary Share” or “Share” means each ordinary share, par value $0.01 per share, of ListCo outstanding immediately prior to or after the Closing.

“ListCo Impairment Effect” means an effect, development, circumstance, fact, change or event that has a material adverse effect on the ability of ListCo to consummate the Merger, which shall include the failure by ListCo to maintain ListCo’s continuous listing on, or the continuous listing of American Depositary Shares representing ListCo Ordinary Shares on, Nasdaq.

“ListCo Incentive Plans” means ListCo’s 2016 ESOP Plan, 2017 ESOP Plan and 2020 ESOP Plan.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Newlink” means Newlinks Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

“non-private charger” means either public charger or dedicated charger.

“PCAOB” means the Public Company Accounting Oversight Board.

”private charger” means privately owned EV charger that is dedicated to private cars and for personal or family use.

“public charger” or “public DCFC” means non-DCFC EV charger or DCFC, as applicable, that is installed in public area and accessible to the general public, and excludes, for the avoidance of doubt, dedicated charger.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933.

“Shell Company Report” means the shell company report as may be required to be filed with the SEC in connection with the Mergers pursuant to Rule 13a-19 or Rule 15d-19 under the Exchange Act.

“VIE” means variable interest entity.

SUMMARY TERM SHEET

This summary, together with the questions and answers section that follows, highlights information included elsewhere in this proxy statement. This summary does not contain all of the information you should consider before voting on the proposals presented in this proxy statement. You should read the entire proxy statement carefully, including the annexes attached hereto. For your convenience, we have included cross references to direct you to a more complete description of the topics described in this summary.

The Companies (See Page 73)

RISE Education Cayman Ltd

ListCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. ListCo’s principal executive offices are located at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, the People’s Republic of China. ListCo’s telephone number at this address is +86 (10) 8559-9000. ListCo’s registered office in the Cayman Islands is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

ListCo used to be a junior English Language Training provider in China. On December 28, 2021, ListCo completed the sale of all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd. On December 30, 2021, ListCo completed the sale of all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to Bain Capital Rise Education Cayman IV Limited (the “ListCo Major Shareholder”). The foregoing sales represented the sale of substantially all of the assets of ListCo and its subsidiaries.

As of the date of this proxy statement, ListCo does not have any business operations in the PRC through a VIE arrangement.

For a description of ListCo’s history, development, business and organizational structure, see ListCo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on April 19, 2021, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 155 for a description of how to obtain a copy of such Annual Report.

Dada Merger Sub Limited

Dada Merger Sub Limited (“Merger Sub”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is wholly-owned by ListCo. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below), including the Mergers (as defined below). The registered office of Parent is c/o PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Dada Merger Sub II Limited

Dada Merger Sub II Limited (“Merger Sub II”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is wholly owned by ListCo. Merger Sub II was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Mergers. The registered office of Parent is c/o PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Dada Auto Inc.

Dada Auto Inc. is one of the largest and fastest growing EV charging service providers in China, whose vision is to power the world with carbon neutral energy. Naas started its EV charging services in 2019. It has established and maintains the largest EV charging network in China in terms of the charging volume transacted through its charging network for third-party charging station operators, and in terms of the number of public DCFCs connected to its network, according to CIC.

Historically, NaaS’ operations in China were conducted primarily through Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”) and its subsidiaries. NaaS obtained control over Kuaidian Power Beijing by entering into a series of contractual arrangements with Kuaidian Power Beijing and its shareholders (the “VIE Agreements”). As a result, NaaS has been regarded as the primary beneficiary of Kuaidian Power Beijing, and treated Kuaidian Power Beijing as its consolidated VIE. Kuaidian Power Beijing also operated Kuaidian, the mobile application and the Weixin mini-program that connect EV drivers with charging stations and charging piles.

In July 2019, Dada Auto Inc. was incorporated in the Cayman Islands as the holding company to facilitate NaaS’ offshore financing. In early 2022, NaaS entered into a series of transactions to restructure its organization and its EV charging service business (the “Restructuring”). As part of the Restructuring, (i) the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian have been transferred to a third party service provider as of the date of this proxy statement, and (ii) Naas will terminate the VIE Agreements and concurrently acquire the entire equity interest in Kuaidian Power Beijing. The Restructuring is expected to be completed in April 2022 and in any event prior to consummation of the Mergers. For more information on NaaS’ corporate history and the Restructuring, see “Information About NaaS—Corporate History” beginning on page 114.

As a result of the Restructuring, NaaS will not have any VIE and will conduct its operations in China through its subsidiaries.

For a description of NaaS’ history, development, business and organizational structure, see “Information About NaaS—Corporate History.”

NaaS’ telephone number at this address is +86 (10) 8551-1066 and fax number is +86 (10) 8551-1066. NaaS’ registered office in the Cayman Islands is 4th Floor, Harbor Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

The Mergers

You are being asked to vote to authorize and approve the agreement and plan of merger, dated as of February 8, 2022 (the “Merger Agreement”) among ListCo, NaaS, Merger Sub and Merger Sub II, the plan of merger (the “plan of merger”) required to be registered with the Registrar of Companies in the Cayman Islands, substantially in the form attached as Annex B to the accompanying proxy statement, in order to give effect to the merger (the “Merger”) of Merger Sub with and into NaaS, with NaaS surviving as a wholly owned subsidiary of RISE (the “Surviving Entity”), and the plan of merger (the “second plan of merger,” collectively with the plan of merger, the “plans of merger”) required to be registered with the Registrar of Companies in the Cayman Islands, substantially in the form attached as Annex C to the accompanying proxy statement, in order to give effect to the merger (the “Second Merger,” collectively with the Merger, the “Mergers”) of the Surviving Entity with and into Merger Sub II, with Merger Sub II surviving as a wholly owned subsidiary of RISE (the “Surviving Company”) and any and all transactions (“Transactions”) contemplated by the Merger Agreement and plans of merger, including (a) the Mergers, (b) upon the Merger becoming effective, the replacement of the existing memorandum and articles of association of NaaS in its entirety with the memorandum and articles of association of Merger Sub, in the form attached as Schedule 2 to the plan of merger, (c) upon the Second Merger becoming effective, the replacement of the existing memorandum and articles of association of Merger Sub II in its entirety with the memorandum and articles of association of the Surviving Entity, in the form attached as Schedule 2 to the second plan of merger.

Following the consummation and as a result of the Mergers, the Surviving Company will be wholly owned by ListCo, and will do business under the name “NaaS Technology Inc.” following the Mergers. Upon completion of the Transactions, the existing NaaS shareholders and existing RISE shareholders (including holders of ADSs) will own approximately 92.9% and 7.1%, respectively, of the outstanding shares of the combined company on a fully diluted and as converted basis. Copies of the Merger Agreement, the plan of merger and the second plan of merger are attached as Annex A, Annex B and Annex C, respectively, to this proxy statement. You should read the Merger Agreement and the plans of merger in their entirety because they, and not this proxy statement, are the principal legal documents that govern the Mergers and the Transactions.

Merger Consideration (See Page 74)

Immediately prior to the Effective Time (as defined below), the authorized share capital and all of the issued and outstanding ListCo Ordinary Shares will be re-designated and re-classified into three classes of shares with equal economic rights, namely ListCo Class A Ordinary Shares, ListCo Class B Ordinary Shares and ListCo Class C Ordinary Shares. Each ListCo Class A Ordinary Share, ListCo Class B Ordinary Share and ListCo Class C Ordinary Share will be entitled to one vote, ten votes and two votes, respectively.

Each ordinary share of NaaS (“NaaS Ordinary Share”) issued and outstanding immediately prior to the time when the Merger becomes effective (the “Effective Time”), except for any NaaS Ordinary Share owned by Newlink and any NaaS Ordinary Share held by NaaS as treasury shares, or owned by ListCo, Merger Sub or Merger Sub II or any other wholly-owned subsidiary of ListCo, Merger Sub or Merger Sub II, will be cancelled in exchange for the right to receive 32.951 ListCo Class A Ordinary Shares.

The 50,000,000 NaaS Ordinary Shares issued and outstanding immediately prior to the Effective Time and held by Newlink will be cancelled in exchange for the right to receive a total of 248,888,073 ListCo Class B Ordinary Shares and 1,398,659,699 ListCo Class C Ordinary Shares, respectively (on a 32.951 ListCo Class B Ordinary Shares or ListCo Class C Ordinary Shares per NaaS Ordinary Share conversion basis).

Each Series A Preferred Share of NaaS issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive 32.951 ListCo Class A Ordinary Shares.

Each warrant to subscribe for preferred shares of NaaS issued and outstanding immediately prior to the Effective Time will be cancelled and shall cease to be a warrant in respect of the preferred shares of NaaS and will be automatically converted into a warrant to acquire a number of ListCo Class A Ordinary Shares equal to (a) the number of preferred shares of NaaS underlying such warrant multiplied by (b) 32.951.

Each NaaS Ordinary Share and Series A Preferred Share of NaaS held by NaaS as treasury shares or owned by ListCo, Merger Sub or Merger Sub II or any other wholly-owned subsidiary of ListCo, Merger Sub or Merger Sub II will be automatically cancelled and cease to exist.

Each ListCo Ordinary Share issued and outstanding immediately prior to the Effective Time will be automatically converted into one validly issued, fully paid and non-assessable ListCo Class A Ordinary Share.

The ListCo American depositary shares (“ADSs”), each representing two ListCo Ordinary Shares, par value US$0.01 per share, are listed on Nasdaq under the symbol “REDU.” The closing sale prices of the ADSs as reported on Nasdaq, on February 7, 2022, the last trading day before the public announcement of the Merger Agreement, was US$0.51 per ADS, and on April 1, 2022, the last practicable trading day before the date of this proxy statement, was US$0.86 per ADS.

Treatment of Equity Awards of ListCo and NaaS (See Page 75)

Immediately prior to the Effective Time, the ListCo Incentive Plans will be terminated. At the Effective Time, ListCo shall adopt and assume the employee share option plan adopted by NaaS (the “NaaS Incentive Plan”).

At the Effective Time, all awards under the ListCo Incentive Plans that are outstanding immediately prior to the Effective Time will be automatically cancelled and extinguished, except that each vested option of ListCo to purchase ListCo Ordinary Shares under the ListCo Incentive Plans that is outstanding immediately prior to the Effective Time will be converted into a vested option to purchase the same number of shares of ListCo Class A Ordinary Shares at the same exercise price and exercise period. Other than the vesting and exercisability terms, following the Effective Time, each such converted option will be governed by the same terms and conditions of the NaaS Incentive Plan.

At the Effective Time, each option to purchase NaaS Ordinary Shares under the NaaS Incentive Plan that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to purchase a number of ListCo Class A Ordinary Shares equal to (a) the number of NaaS Ordinary Shares subject to such option immediately prior to the Effective Time, multiplied by (b) 32.951 (rounded to the nearest whole share), at an exercise price per share equal to (i)  the exercise price per NaaS Ordinary Share of such option divided by (ii) 32.951 (rounded to the nearest whole cent).

Record Date and Quorum (See Page 69)

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name in ListCo’s register of members at the close of business in the Cayman Islands on April 11, 2022, the Share record date for voting at the extraordinary general meeting. If you own ADSs on April 4, 2022, the ADS record date (and do not convert such ADSs and become a registered holder of the Shares underlying such ADSs as explained below), you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the registered holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADS at the close of business in New York City on April 4, 2022, the ADS record date, an ADS voting instruction card, the forms of which are attached as Annex I to the accompanying proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement. ADS holders are strongly urged to sign, complete and return the ADS voting instruction card to the ADS depositary in accordance with the instructions printed thereon as soon as possible and, in any event, no later than 12:00 p.m. (New York City Time) on April 27, 2022 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). Alternatively, if you own ADSs on the ADS record date, you may attend and vote at the extraordinary general meeting by converting your ADSs into Shares (and certifying you have not instructed, and will not instruct, the ADS depositary to vote the Shares represented by your ADSs) before the close of business in New York City on April 8, 2022 and becoming a registered holder of Shares prior to the close of business in the Cayman Islands not later than April 11, 2022, the Share record date. Each outstanding Share on the Share record date entitles the holder to one vote on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the Share record date, there will be 118,499,830 Shares issued and outstanding and entitled to vote at the extraordinary general meeting. If you have Shares registered in your name on the Share record date, the deadline for you to lodge your proxy card and vote is April 27, 2022 at 12:00 p.m. (China Standard Time). See “—Procedures for Voting” below.

Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plans of Merger (See Page 69)

In order for the Mergers to be consummated, the Merger Agreement, the plans of merger and the Transactions, including the Mergers, must be authorized and approved by a special resolution of ListCo passed by affirmative votes cast by such shareholders representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Based on the number of Shares we expect to be issued and outstanding and entitled to vote on the Share record date, and assuming that all shareholders will be present and vote in person or by proxy at the extraordinary general meeting, approximately 8,199,079 Shares would need to be voted in favor of the proposal to authorize and approve the Merger Agreement, the plans of merger and the Transactions, including the Mergers, in order for the proposal to be authorized and approved by a special resolution.

As of the date of this proxy statement, the ListCo Major Shareholder beneficially owns in the aggregate 70,800,808 Shares, which represents approximately 59.7% of the total issued and outstanding Shares entitled to vote. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 148 for additional information. Pursuant to the terms of the Support Agreement (as defined below), these Shares will be voted in favor of the authorization and approval of the Merger Agreement, the plans of merger and the Transactions, including the Mergers, at the extraordinary general meeting of ListCo.

If your Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you.

Procedures for Voting (See Page 70)

Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the Mergers will affect you. To ensure that your Shares can be voted at the extraordinary general meeting even in the event that you are unable to attend, please complete the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is April 27, 2022 at 12:00 p.m. (China Standard Time).

If you own ADSs as of the close of business in New York City on April 4, 2022, the ADSs record date (and do not convert such ADSs and become a registered holder of the Shares underlying such ADSs as explained below), you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the registered holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADS at the close of business in New York City on April 4, 2022, the ADS record date, an ADS voting instruction card, the forms of which are attached as Annex I to the accompanying proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement. ADS holders are strongly urged to sign, complete and return the ADS voting instruction card to the ADS depositary in accordance with the instructions printed thereon as soon as possible and, in any event, no later than 12:00 p.m. (New York City Time) on April 27, 2022 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). Alternatively, you may attend and vote at the extraordinary general meeting if you convert your ADSs and become a registered holder of Shares prior to the close of business in the Cayman Islands not later than April 11, 2022. If you wish to convert your ADSs for the purpose of voting Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for conversion before the close of business in New York City on April 8, 2022 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (b) payment of the ADS cancellation fees ($0.05 per ADS to be cancelled) and any applicable taxes, and (c) a certification that you held the ADS as of the ADS record date and you have not given, and will not give, voting instructions to the ADS depositary as to the ADSs being converted or have given voting instructions to the ADS depositary as to the ADSs being converted but undertake not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to convert the ADSs on your behalf. Upon conversion of the ADSs, the ADS depositary will arrange for J.P. Morgan Chase Bank N.A. Hong Kong, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after registration of Shares in your name, you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Purposes and Effects of the Mergers (See Page 85)

The purpose of the Mergers is to enable ListCo to acquire 100% control of NaaS in a transaction in which the holders of securities of NaaS will receive ListCo Ordinary Shares.

The ADSs are currently listed on Nasdaq under the symbol “REDU.” It is expected that, following the consummation of the Mergers, ListCo will maintain its listing on Nasdaq under a new symbol “NAAS.”

Recommendations of the Audit Committee and the Board (See Page 68)

On February 5, 2022, the Audit Committee unanimously (a) determined that the Merger Agreement and the transaction agreements contemplated by the Merger Agreement are fair to and in the best interests of ListCo and its shareholders, (b) declared it advisable to enter into the Merger Agreement and the transaction agreements contemplated by the Merger Agreement, and (c) recommended that the Board adopt a resolution approving the Merger Agreement, the plans of merger and the Transactions, including the Mergers, and recommending that the shareholders of ListCo authorize and approve by way of a special resolution the Merger Agreement, the plans of merger and the Transactions.

After careful consideration and upon the unanimous recommendation of the Audit Committee composed solely of directors who are independent of and unaffiliated with any of the management members of ListCo, the ListCo Major Shareholder, NaaS, Merger Sub, Merger Sub II or their affiliates, the Board (with Mr. Jia Zhu and Mr. Zhongjue Chen recusing) authorized and approved the Merger Agreement and the plans of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plans of merger and the transactions contemplated by the Merger Agreement and the plans of merger, including the Mergers, (b) FOR the proposal to approve the change of the corporate name of the Company from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” effective immediately prior to the Effective Time of the Merger (the “Change of Name”); (c) FOR the proposal to approve the variation of the authorized share capital of the Company effective immediately prior to the Effective Time (the “Variation of Share Capital”); (d) FOR the proposal to adopt the second amended and restated memorandum and articles of association of the Company, effective immediately prior to the Effective Time (the “Amendment of M&A”); (e) FOR the proposal to authorize each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement, the plans of merger, and the transactions contemplated by the Merger Agreement and plans of merger, including the Mergers and, effective immediately prior to the Effective Time, the Change of Name, the Variation of Share Capital and the Amendment of M&A; and (f) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting. For the factors considered by the support Board in reaching this decision, see “Proposal I: The Merger Proposal—Background of the Mergers.”

Ownership of ListCo Ordinary Shares After the Mergers (See Page 75)

Upon completion of the Transactions, the existing NaaS shareholders and existing ListCo shareholders (including holders of ADSs) will own approximately 92.9% and 7.1%, respectively, of the outstanding shares of the combined company on a fully diluted and as converted basis. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 148 for additional information.

Opinion of the Audit Committee’s Financial Advisor (See Page 83)

The Audit Committee engaged China Renaissance to render an opinion for the Audit Committee’s sole benefit and use (the “Opinion”) as to whether the consideration to be received by holders of NaaS Ordinary Shares and Series A Preferred Shares of NaaS are fair, from a financial point of view, to holders of ListCo Ordinary Shares (including holders of ADSs). China Renaissance rendered its Opinion orally at a meeting of the Board on February 5, 2022, subsequently confirmed in writing on February 7, 2022, that the consideration to be received by holders of NaaS Ordinary Shares and Series A Preferred Shares of NaaS is fair, from a financial point of view, to holders of ListCo Ordinary Shares (including holders of ADSs).

The full text of China Renaissance’s written Opinion, dated February 7, 2022, which describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by China Renaissance in preparing its Opinion is attached hereto as Annex G, and is incorporated by reference herein. You should read the Opinion carefully in its entirety. China Renaissance provided its Opinion to the Audit Committee of the Board (in its capacity as such) for the benefit and use of the Audit Committee of the Board in connection with and for purposes of its evaluation of the Mergers from a financial point of view. China Renaissance’s Opinion does not address any other term or aspect of the Mergers and no opinion or view was expressed as to the relative merits of the Transactions as compared to any alternative business transaction, or other alternatives, or whether or not such alternatives could have been achieved or were available. China Renaissance’s Opinion was issued for the sole benefit of, and use by, the Audit Committee of the Board and not for the benefit of any other person. China Renaissance’s Opinion does not constitute a recommendation to any holder of ListCo Ordinary Shares or any holder of ADSs on how to vote or act in connection with the Mergers or any related matter.

Interests of ListCo Directors and Executive Officers in the Mergers (See Page 85)

In considering the recommendations of the Board to vote for the Merger Proposal, you should be aware that certain of the current directors and executive officers of ListCo have interests in the Mergers that may be different from, or in addition to, the interests of unaffiliated ListCo shareholders generally and may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, ListCo’s directors and executive officers may be entitled to continued indemnification and insurance coverage. The Board was aware of each of these interests in reviewing, considering and negotiating the terms of the proposed Mergers and in recommending that ListCo shareholders approve the adoption of the Merger Agreement.

Conditions to Closing of the Mergers (See Page 89)

The obligation of each of ListCo, NaaS, Merger Sub and Merger Sub II to complete the Mergers is subject to the fulfillment (or waiver, to the extent permissible under applicable law) of the following conditions:

•

all necessary actions or non-actions, waivers or consents by, of, to or in respect of any competent Governmental Authority, including PRC Governmental Authorities to the extent applicable, for the consummation of the Transactions shall have been obtained and shall remain in full force and effect;

•

there shall not be in force and effect any law or order issued by a governmental authority of competent jurisdiction, in either case, enjoining, prohibiting, or making illegal the consummation of the Mergers;

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the approval of the Merger Agreement and the other transaction documents, and the Transactions, by at least two-thirds of the votes cast representing issued and outstanding ListCo Ordinary Shares entitled to vote and present in person or by proxy at an extraordinary general meeting of ListCo shareholders shall have been obtained and shall remain in full force and effect; and

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(a) ListCo remaining continuously listed on Nasdaq, (b) ListCo’s initial listing application with Nasdaq in connection with the transactions contemplated by the Merger Agreement having been approved, and (c) it being reasonably expected that immediately following the Closing, ListCo will satisfy any applicable initial listing requirements of Nasdaq.

In addition, the obligation of each of ListCo, Merger Sub and Merger Sub II to complete the Mergers is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•	the accuracy of NaaS’ representations and warranties, subject to certain limitations;

•	each of the covenants and agreements of NaaS to be performed as of or prior to the Closing being performed in all material respects;

•	the delivery by NaaS of a customary certificate signed by an officer of NaaS, certifying the matters in the two bullets above; and

•	the absence of any Material Adverse Effect (as defined below).

In addition, the obligation of NaaS to complete the Mergers is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•	the accuracy of ListCo’s, Merger Sub’s and Merger Sub II’s representation and warranties, subject to certain limitations;

•	each of the covenants and agreements of ListCo to be performed as of or prior to the Closing being performed in all material respects;

•	the delivery by ListCo of a customary certificate signed by an officer of ListCo, certifying the matters in the two bullets above;

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the ListCo Board consisting of seven (7) directors, as follows: Zhen Dai, Yang Wang, Weilin Sun, Zhongjue Chen, Bin Liu, and two (2) individuals as NaaS may designate, each of whom shall qualify as an “independent director” under the listing rules of Nasdaq;

•	the ListCo Incentive Plans having been terminated; and

•	the absence of any ListCo Impairment Effect.

Exclusivity (See Page 98)

Under the Merger Agreement, until the earlier of the Closing Date and the date on which the Merger Agreement is terminated, neither ListCo, NaaS nor any of their subsidiaries may, nor may any of such parties authorize any of its representatives to, directly or indirectly:

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initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction involving NaaS or its subsidiaries, or ListCo or its subsidiaries, as applicable, that precludes or is mutually exclusive with the transactions contemplated by the Merger Agreement (an “Alternative Transaction Proposal”);

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engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative Transaction Proposal or that would lead to any such Alternative Transaction Proposal; or

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enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) reflecting any Alternative Transaction Proposal.

Termination of the Merger Agreement (See Page 101)

The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

•	by mutual written agreement of ListCo and NaaS;

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by written notice from NaaS or ListCo to the other, if there has been in effect any law or governmental order (other than a temporary restraining order) that permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Mergers and, in the case of any governmental order, has become final and non-appealable;

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by written notice from ListCo to NaaS, if NaaS has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in the failure of the conditions to Closing to be satisfied at the Closing and is not capable of being cured by the date of termination or, if capable of being cured by the date of termination, is not cured by NaaS before the earlier of (a) the fifth business day immediately prior to the Termination Date (as defined below) and (b) the 30th day following receipt of written notice from ListCo of such breach or failure to perform; provided that ListCo will not have the right to terminate the Merger Agreement if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement;

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by written notice from NaaS to ListCo, if ListCo, Merger Sub or Merger Sub II has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in the failure of the conditions to Closing to be satisfied at the Closing and is not capable of being cured by the date of termination or, if capable of being cured by the date of termination, is not cured by ListCo, Merger Sub or Merger Sub II before the earlier of (a) the fifth business day immediately prior to the Termination Date and (b) the 30th day following receipt of written notice from NaaS of such breach or failure to perform; provided that NaaS will not have the right to terminate the Merger Agreement if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement;

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by written notice from either ListCo or NaaS to the other, if ListCo’s shareholders do not approve the Merger Agreement and the transactions contemplated thereby at the shareholder meeting convened for such purpose or any adjournment thereof; provided that such right to terminate the Merger Agreement will not be available to ListCo if, at the time of such termination, ListCo is in material breach of the covenants regarding the ListCo’s SEC filings and the ListCo shareholder meeting, and such breach is the primary cause of the failure to obtain such shareholder approval; or

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by written notice from ListCo or NaaS to the other, if the transactions contemplated by the Merger Agreement will not have been consummated on or prior to July 11, 2022 (the “Termination Date”); provided, that the Termination Date may be extended beyond July 11, 2022 if expressly so agreed in writing by ListCo and NaaS; provided, further, the right to terminate the Merger Agreement upon the Termination Date will not be available to any party whose breach of any provision of the Merger Agreement primarily caused or resulted in the failure of the transactions to be consummated by such time.

If the Merger Agreement is validly terminated, then the Merger Agreement will become void and there will be no liability on the part of any party, provided that the Merger Agreement’s provision regarding indemnification of directors and officers of ListCo, confidentiality, and certain other provisions shall survive termination and no party will be relieved from liability for fraud or intentional and willful breach of a representation, warranty or covenant contained in the Merger Agreement prior to the termination of the Merger Agreement.

The Support Agreement (See Page 104)

In connection with the execution of the Merger Agreement, the ListCo Major Shareholder, which holds approximately 59.7% of the outstanding shares of the ListCo as of the date of this proxy statement, entered into a support agreement with ListCo and NaaS (the “Support Agreement”) a support agreement with ListCo and NaaS (the “Support Agreement”), pursuant to which the ListCo Major Shareholder has, among other things, agreed to vote all of the ListCo Ordinary Shares that it beneficially owns to approve of (a) the Mergers, (b) other proposals as may be reasonably agreed to by ListCo and NaaS as necessary or appropriate in connection with the consummation of the transactions contemplated by the Merger Agreement, (c) any and all ListCo independent director candidates as may be nominated by NaaS or Newlink, (d) other proposals that either the SEC or Nasdaq (or the respective staff thereof) indicates are necessary as may be agreed to by ListCo and NaaS, (e) the Adjournment Proposal, and (f) any related and customary procedural and administrative proposals. The Support Agreement terminates upon the earlier of (i) the Closing, and (ii) the termination of the Merger Agreement in accordance with its terms.

The terms of the Support Agreement are described in more detail under the section entitled “The Support Agreement” beginning on page 104.

The Voting Agreements (See Page 106)

In connection with the execution of the Merger Agreement, Newlink, which holds approximately 83.4% of the outstanding shares of NaaS as of the date of this proxy statement, entered into a voting agreement with ListCo and NaaS (the “Newlink Voting Agreement”), pursuant to which Newlink has, among other things, agreed to vote all of the NaaS Ordinary Shares that it beneficially owns to approve of (a) the Mergers, (b) other proposals as may be reasonably agreed to by ListCo and NaaS as necessary or appropriate in connection with the consummation of the transactions contemplated by the Merger Agreement, (c) any and all ListCo independent director candidates as may be nominated by Mr. Zhen Dai, founder and chief executive officer of Newlink (“Mr. Dai”), (d) other proposals that either the SEC or Nasdaq (or the respective staff thereof) indicates are necessary as may be agreed to by ListCo and NaaS, (e) if there are insufficient votes in favor of granting the shareholder approval, the adjournment of such meeting of NaaS shareholders to a later date, and (f) any related and customary procedural and administrative proposals. The Newlink Voting Agreement terminates upon the earlier of (i) the Closing, and (ii) the termination of the Merger Agreement in accordance with its terms.

In connection with the execution of the Merger Agreement, BCPE Nutcracker Cayman, L.P., an affiliate of the ListCo Major Shareholder, which holds approximately 0.9% and 16.9% of the outstanding shares of NaaS and Newlink, respectively, as of the date of this proxy statement, entered into a voting agreement with ListCo and NaaS (the “Newlink Shareholder Voting Agreement,” collectively with the Newlink Voting Agreement, the “Voting Agreements”), pursuant to which BCPE Nutcracker Cayman, L.P. has, among other things, agreed to vote all of the shares that it beneficially owns in Newlink and NaaS, as applicable, to approve of (a) the Mergers, (b) other proposals as may be reasonably agreed to by ListCo and NaaS as necessary or appropriate in connection with the consummation of the transactions contemplated by the Merger Agreement, (c) any and all ListCo independent director candidates as may be nominated by Mr. Dai, (d) other proposals that either the SEC or Nasdaq (or the respective staff thereof) indicates are necessary as may be agreed to by ListCo and NaaS, (e) the arrangements relating to the treatment of the ListCo Class B Ordinary Shares and the ListCo Class C Ordinary Shares to be issued to Newlink at the Closing, which arrangements are detailed in the written resolutions of the board of directors of Newlink dated February 8, 2022, (f) if there are insufficient votes in favor of granting the shareholder approval, the adjournment of such meeting to a later date, and (g) any related and customary procedural and administrative proposals. The Newlink Shareholder Voting Agreement terminates upon the earlier of (i) the Closing, and (ii) the termination of the Merger Agreement in accordance with its terms.

The terms of the Voting Agreements are described in more detail under the section entitled “The Voting Agreements” beginning on page 106.

Material Tax Consequences of the Mergers (See Page 151)

For a description of certain material tax consequences of the Mergers, please see “Material Tax Consequences of the Mergers” beginning on page 151.

Anticipated Accounting Treatment (See Page 86)

The Mergers will be accounted for as a “reverse merger” in accordance with IFRS as issued by the IASB. Under this method of accounting, RISE will be treated as the “acquired” company for financial reporting purposes.

Risk Factors (See Page 31)

You should carefully read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and carefully consider the factors discussed in “Risk Factors” in connection with your consideration of the Mergers before deciding whether to vote for approval of the proposals contained herein. Below please find a summary of the principal risks that may be relevant, including related to the Mergers, business and industry of NaaS, ownership of the ADSs, organized under relevant headings. These risks are discussed more fully in “Risk Factors.”

Risks Related to the Business and Industry of NaaS

•	NaaS is an early-stage company with a history of losses, and ListCo expects to incur significant expenses and continuing losses for the near term after consummation of the Mergers.

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NaaS has experienced rapid growth and expects to invest in growth for the foreseeable future. If NaaS, or upon consummation of the Mergers, ListCo fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.

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NaaS has a limited operating history. It has recently restructured certain aspects of its corporate organization and business operations, adopted a new and unproven business model and expanded into new business segments, and is subject to significant risks in relation to such transition.

•	The EV charging industry and its technology are rapidly evolving and may be subject to unforeseen changes.

•	NaaS faces intense competition, including from a number of companies in China, and expects to face significant competition in the future as the public EV charging service industry develops.

•	Newlink exercises substantial influence over NaaS and will exercise substantial influence over ListCo upon consummation of the Mergers. NaaS’ operation is dependent on its collaboration with Newlink.

•	NaaS relies on its collaborative arrangements with the operator of Kuaidian in delivering its EV charging solutions.

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Failure to effectively expand its sales and marketing capabilities could harm NaaS’ ability to efficiently deliver its solutions, retain existing customers, increase its customer base, or achieve broader market acceptance of its solutions.

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NaaS faces risks related to pandemics and epidemics, including the coronavirus pandemic, natural disasters, terrorist activities, political unrest and military conflicts, which could disrupt its production, delivery, and operations and materially and adversely affect its business, financial condition, and results of operations.

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NaaS currently has a concentrated customer base with a limited number of key customers. The loss of one or more of its key customers, or a failure to renew our agreements with one or more of its key customers, could adversely affect NaaS’ results of operations and ability to market its products and services.

•	NaaS’ future growth and success is highly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

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The EV market in China has benefited from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV charging stations. Any reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging services, which would adversely affect the financial results of NaaS, and after consummation of the Mergers, of ListCo.

•	NaaS’ business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy.

Risks Related to Doing Business in China

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The approval of and filing with the CSRC or other PRC government authorities may be required in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.

•	The PRC government will have significant oversight over NaaS’ business operation which could result in a material adverse change in NaaS’ operations.

•	Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect NaaS’ business and operations.

•	Uncertainties with respect to the PRC legal system could adversely affect us.

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The PCAOB is currently unable to inspect ListCo’s auditor in relation to their audit work performed for ListCo’s financial statements and the inability of the PCAOB to conduct inspections over ListCo’s auditor deprives ListCo’s investors with the benefits of such inspections.

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The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to the Mergers

•	Failure to satisfy the conditions to the Closing of the Mergers on a timely basis or at all could cause delay and additional expense or prevent the Mergers from occurring altogether.

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Certain of ListCo’s directors, executive officers and major shareholders have interests in the Mergers that are different from, and may potentially conflict with, ListCo’s interests and the interests of its unaffiliated shareholders.

•	NaaS is not a publicly traded company and does not have a long operating history, making it difficult to determine the fair market value of NaaS or the Merger consideration.

•	Prospective financial information regarding NaaS and ListCo, including information used as a basis for determining the fairness of the Merger consideration, may not prove accurate.

•	The Merger consideration consists of a fixed aggregate amount of ListCo Ordinary Shares and is not adjusted before or at the Closing to account for the performance of ListCo or NaaS.

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The Shares and the ADSs would be subject to delisting from Nasdaq if ListCo is unable to achieve and maintain compliance with Nasdaq’s continued listing standards. In addition, Nasdaq may not approve the initial listing application in connection with the Transactions.

Risks Related to the Ownership of the Shares or ADSs

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The multi-class share structure of ListCo upon consummation of the Mergers with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the ListCo Class A Ordinary Shares and the ADSs may view as beneficial.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

Controlled Company Exemption (See Page 64)

It is expected that, subject to certain assumptions, Newlink will have the right to vote 91.4% of the Shares upon consummation of the Mergers. As a result, ListCo will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Newlink will own more than 50% of ListCo’s total voting power. For so long as ListCo remains a controlled company, it will be permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of its board of directors must be independent directors or that it has to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

FINANCIAL INFORMATION

Certain Financial Information about RISE

On December 28, 2021, ListCo completed the sale of all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd. On December 30, 2021, ListCo completed the sale of all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to the ListCo Major Shareholder. The foregoing sales represented the sale of substantially all of the assets of ListCo and its subsidiaries. As of the date of this proxy statement, ListCo has no or nominal operations and assets of mostly a limited amount of cash and cash equivalents and nominal assets. For more details of the sales, please refer to Exhibit 99.2 to ListCo’s Current Report on Form 6-K furnished to the SEC on December 6, 2021.

The audited consolidated financial statements of RISE contained in its Annual Report on Form 20-F for the year ended December 31, 2020 incorporated by reference into this proxy statement. The unaudited consolidated financial statements of RISE contained in its Current Report on Form 6-K for the six months ended June 30, 2021 incorporated by reference into this proxy statement.

Selected Unaudited Financial Data of NaaS

The following sets forth selected unaudited consolidated financial data of NaaS for the fiscal years ended December 31, 2020 and 2021. The results described below are provided for the purpose of supplying investors with the most current information available at the time of this proxy statement and under the time constraints. The selected unaudited consolidated financial data described below has been prepared based on Naas’ management accounts in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB), and the selected financial data (a) is preliminary in nature, (b) is not a comprehensive statement of NaaS’ financial results for the relevant periods, and (c) has not been audited, reviewed or compiled and no procedure has been performed with respect thereto, and may be subject to further adjustments. Please refer to “Risk Factors” included elsewhere in this proxy statement for information regarding trends and other factors that may affect NaaS’ results of operations.

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Gross revenue. NaaS’ gross revenue for the year ended December 31, 2021 was approximately US$24.0 to US$25.0 million, increased substantially from gross revenue of approximately US$5.0 to US$6.0 million for the year ended December 31, 2020, mainly due to the rapid growth of NaaS’ online and offline EV charging solutions.

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Net revenue. NaaS’ net revenue, which mainly excludes from gross revenue incentives provided to end-users, for the year ended December 31, 2021 was approximately US$4.0 to US$5.0 million, increased substantially from net revenue of approximately US$0.5 to US$1.0 million for the year ended December 31, 2020, mainly due to the rapid growth of NaaS’ online and offline EV charging solutions.

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Gross profit. NaaS had gross profit of approximately US$1.0 to US$2.0 million for the year ended December 31, 2021, as compared with gross loss of approximately US$0.3 to US$0.8 million for the year ended December 31, 2020, as a result of its improved cost efficiency and economies of scale.

Loss before tax. NaaS recorded a loss before tax of approximately US$34.0 to US$35.0 million for the year ended December 31, 2021, as compared with net loss of approximately US$11.0 to US$12.0 million for the year ended December 31, 2020, primarily because of the significant increase in its selling and marketing expenses.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting. These questions and answers may not address all questions that may be important to you as a shareholder of RISE or as an ADS holder. Please also refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Why am I receiving this proxy statement?

You are receiving this proxy statement and proxy card because you owned shares of RISE prior to the close of business in the Cayman Islands on April 11, 2022, the share record date, or ADSs, each representing two Shares, prior to the close of business in the New York City on April 4, 2022, the ADS record date. This proxy statement and proxy card relate to our extraordinary general meeting (and any adjournment thereof) and describe the matters on which we would like you, as a shareholder or a holder of ADSs, to vote.

We are seeking the approval of our shareholders of the proposal to authorize and approve the Merger Agreement, the plans of merger and the Transactions, including the Mergers, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting. This proxy statement summarizes certain information you need to know to vote at the extraordinary general meeting. All shareholders are cordially invited to attend the extraordinary general meeting in person. However, you do not need to attend the extraordinary general meeting to vote your Shares. Instead, you may simply complete, sign, date and return the enclosed proxy card.

When and where will the extraordinary general meeting be held?

The extraordinary general meeting will be held on April 29, 2022, at 10:00 a.m., China Standard Time, at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China.

What will I be asked to vote upon at the extraordinary general meeting?

At the extraordinary general meeting, you will be asked to vote upon the following:

•	as a special resolution, to authorize and approve the Merger Agreement, the plans of merger and the Transactions, including the Mergers (the “Merger Proposal”);

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as a special resolution, to authorize and approve the change of the corporate name of ListCo from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” effective immediately prior to the Effective Time (the “Name Change Proposal”);

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as a special resolution, to authorize and approve the variation of the authorized share capital of ListCo effectively immediately prior to the Effective Time (the “Variation of Share Capital Proposal”);

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as a special resolution, to authorize and approve the amendment and restatement of the memorandum and articles of association of ListCo effective immediately prior to the Effective Time (the “Amendment Proposal”);

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as a special resolution, to authorize each of the directors and officers of ListCo to do all things necessary to give effect to the Merger Agreement, the plans of merger and the Transactions, including the Mergers, and in connection with the Name Change Proposal, Variation of Share Capital Proposal and Amendment Proposal (“General Authorization Proposal”); and

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if necessary, as an ordinary resolution, to adjourn the extraordinary general meeting in order to allow ListCo to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting (the “Adjournment Proposal”).

What is the Merger Proposal?

The proposal to approve the Merger Agreement, the plans of merger and the Transactions, including the Mergers. Pursuant to the Merger Agreement, the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of RISE on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933. Upon consummation of the Mergers, NaaS will become a wholly-owned subsidiary of RISE.

What will happen if the Merger Proposal is approved by ListCo’s shareholders?

After the Merger Proposal is approved by the ListCo’s shareholders and the satisfaction or waiver of all conditions precedent to closing set forth in the Merger Agreement, the Mergers will be effected and NaaS will become a wholly owned subsidiary of the ListCo, with former shareholders of NaaS owning a majority of ListCo’s shares.

What is the Name Change Proposal?

The proposal to authorize and approve the change of the corporate name of ListCo from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” effective immediately prior to the Effective Time.

What is the Variation of Share Capital Proposal?

The proposal to amend the authorized share capital of ListCo to US$25,000,000 divided into 2,500,000,000 shares comprising (i) 700,000,000 Class A ordinary shares of a par value of US$0.01 each; (ii) 300,000,000 Class B ordinary shares of a par value of US$0.01 each; (iii) 1,400,000,000 Class C ordinary shares of a par value of US$0.01 each; and (iv) 100,000,000 shares of a par value of US$0.01 each of such class or series (however designated) as the board of directors of the Company may determine in accordance with the articles of association, effective immediately prior to the Effective Time.

What is the Amendment Proposal?

The proposal to adopt the second amended and restated memorandum and articles of association of ListCo substantially in the form attached as Annex J to this proxy statement, effective immediately prior to the Effective Time.

What is the General Authorization Proposal?

The proposal to authorize each of the directors and officers of ListCo to do all things necessary to give effect to the Merger Agreement, the plans of merger and the Transactions, including the Mergers, and in connection with the Name Change Proposal, Variation of Share Capital Proposal and Amendment Proposal.

What is the Adjournment Proposal?

The proposal to permit ListCo to adjourn the extraordinary general meeting in order to allow ListCo to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

What will happen if the Adjournment Proposal is approved by ListCo’s shareholders?

If there are insufficient proxies received at the time of the extraordinary general meeting to approve the Merger Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Amendment Proposal, the General Authorization Proposal and the Adjournment Proposal is approved at the extraordinary general meeting, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to pass the resolution to be proposed at the extraordinary general meeting. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

How does the board of directors of RISE recommend that I vote on the proposals?

After careful consideration and upon the unanimous recommendation of the Audit Committee, the Board (with Mr. Jia Zhu and Mr. Zhongjue Chen recusing) recommends that you vote:

FOR the Merger Proposal;

FOR the Name Change Proposal;

FOR the Variation of Share Capital Proposal;

FOR the Amendment Proposal;

FOR the General Authorization Proposal; and

FOR the Adjournment Proposal.

When do you expect the Mergers to be completed?

We are working toward completing the Mergers as quickly as possible and currently expect the Mergers to close around mid-2022. In order to complete the Mergers, we must obtain shareholder approval of the Mergers at the extraordinary general meeting and the other closing conditions under the Merger Agreement must be satisfied or waived in accordance with the Merger Agreement.

What happens if the Mergers are not completed?

If ListCo’s shareholders do not authorize and approve the Merger Agreement, the plans of merger and the Transactions, including the Mergers, or if the Mergers are not completed for any other reason, ListCo could be delisted by Nasdaq by June 30, 2022.

Am I entitled to appraisal or dissenters’ rights in connection with the Merger Proposal?

No appraisal or dissenters’ rights are available to ListCo’s shareholders under the Companies Act of the Cayman Islands or ListCo’s memorandum and articles of association in connection with the types of actions contemplated under the Merger Proposal. As a result, holders of Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Shares, including those underlying their ADSs.

Do any of ListCo’s directors or executive officers have interests in the Mergers that may differ from those of other shareholders?

Yes. Some of ListCo’s directors or executive officers have interests in the Mergers that may differ from those of other shareholders. See “Proposal I: The Merger Proposal — Interests of ListCo Directors and Executive Officers in the Mergers” beginning on page 85 for a more detailed discussion of how some of ListCo’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of ListCo’s shareholders generally.

What will happen to the convertible loan deed between ListCo and the ListCo Major Shareholder?

ListCo entered into a convertible loan deed with the ListCo Major Shareholder on December 1, 2021 (the “Convertible Loan Deed”), pursuant to which the Shareholder will provide an interest-free convertible loan of US$17 million to the Company for a period of 360 days, convertible into ordinary shares of the Company at US$0.35 per share, or US$0.70 per ADS, representing a premium of 10% over the volume weighted average price of the Company’s ADSs (each representing two ordinary shares) published on the relevant page on Bloomberg that shows such price on each day for a period of ten trading days prior to the date of the Convertible Loan Deed. On March 28, 2022, the maturity date of the Convertible Loan was extended June 30, 2023.

Immediately prior to the Effective Time, the amount outstanding under the Convertible Loan Deed will be converted into ListCo Ordinary Shares in accordance with the conversion terms set forth in the Convertible Loan Deed, which will in turn be converted into validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares at the Effective Time.

Who can vote at the extraordinary general meeting of shareholders of ListCo? What constitutes a quorum?

Holders of record of Shares at the close of business in the Cayman Islands on April 11, 2022, which we refer to as the “record date,” are entitled to notice of and to vote at the extraordinary general meeting. Holders of record of Shares on the record date are entitled to one vote per share at the extraordinary general meeting on (i) the Merger Proposal; (ii) the Name Change Proposal; (iii) the Variation of Share Capital Proposal; (iv) the Amendment Proposal; (v) the General Authorization Proposal; and (vi) the Adjournment Proposal. Voting at the extraordinary general meeting will take place by poll voting, as the chairperson of the meeting will demand poll voting at the meeting.

The record date for ADS holders entitled to instruct the ADS depositary to vote at the extraordinary general meeting is April 4, 2022. Only ADS holders of ListCo at the close of business in New York City on the ADS record date are entitled to instruct the ADS depositary to vote at the extraordinary general meeting.

The presence, in person, by proxy or by corporate representative, of one or more shareholders who together hold Shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding Shares that carry the right to vote at such meeting shall constitute a quorum for the extraordinary general meeting. Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.

What vote is required to approve each of the proposals?

The approval of the Merger Proposal requires at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Name Change Proposal requires at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Variation of Share Capital Proposal requires at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Amendment Proposal requires at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the General Authorization Proposal requires at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Adjournment Proposal requires a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the extraordinary general meeting.

How do I vote or change my vote?

Voting of Shares

If you own Shares, you may vote by proxy or in person at the extraordinary general meeting.

Voting in Person—If you hold Shares in your name as a shareholder of record and plan to attend the extraordinary general meeting and wish to vote in person, please bring proof of identification with you to the extraordinary general meeting. Even if you plan to attend the extraordinary general meeting, we strongly encourage you to submit a proxy for your Shares in advance as described below, so your vote will be counted if you later decide not to attend. If your Shares are held in “street name,” which means your Shares are held of record by a broker, bank or other nominee, and you wish to vote at the extraordinary general meeting, you must bring to the extraordinary general meeting a proxy from the record holder of the Shares (your broker, bank or nominee) authorizing you to vote at the extraordinary general meeting. To do this, you should contact your broker, bank or nominee.

Voting by Proxy—If you hold Shares in your name as a shareholder of record, then you will receive the notice for the extraordinary general meeting and a proxy card from us. You may submit a proxy for your Shares by mail without attending the extraordinary general meeting by completing, signing, dating and returning the proxy card to ListCo at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China, Attention: Investor Relations, no later than April 27, 2022 at 12:00 p.m. (China Standard Time). If you hold Shares in “street name” through a broker, bank or other nominee, then you will receive the notice for the extraordinary general meeting from the broker, bank or nominee, along with the broker, bank or nominee’s voting instructions. You should instruct your broker, bank or other nominee on how to vote your Shares using the voting instructions provided. All Shares represented by properly executed proxies received in time for the extraordinary general meeting will be voted in the manner specified by the shareholders giving those proxies. Properly executed proxies that do not contain specific voting instructions will be voted “FOR” the Merger Proposal, “FOR” the Name Change Proposal, “FOR” the Variation of Share Capital Proposal, “FOR” the Amendment Proposal, “FOR” the General Authorization Proposal, and “FOR” the Adjournment Proposal.

Revocation of Proxy—Submitting a proxy on the enclosed form does not preclude a shareholder from voting in person at the extraordinary general meeting. If you hold your Shares in your name as shareholder of record, you may revoke a proxy at any time at least two hours prior to the commencement of the extraordinary general meeting by written notice of revocation or by subsequently submitting a duly executed proxy with a later date to ListCo’s Investor Relations Department, at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China, on or before April 27, 2022 at 12:00 p.m. (China Standard Time), or by attending the extraordinary general meeting and voting in person. A shareholder of record may revoke a proxy by any of these methods, regardless of the method used to deliver the shareholder’s previous proxy. Attendance at the extraordinary general meeting without voting will not by itself revoke a proxy. If your Shares are held in street name through a broker, bank or other nominee, you must contact your broker, bank or nominee to revoke your proxy.

Voting of ADSs

Voting Instructions—If you own ADSs, you cannot vote at the meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADS at the close of business in New York City on April 4, 2022, the ADS record date, a depositary notice and an ADS voting instruction card, the forms of which are attached as Annex H and Annex I to the accompanying proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement. ADS holders are strongly urged to sign, complete and return the ADS voting instruction card to the ADS depositary in accordance with the instructions printed thereon and in the depositary notice, as soon as possible and, in any event, no later than 12:00 p.m. (New York City Time) on April 27, 2022 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions.

Revocation of ADS Voting Instructions—Registered holders of our ADSs who are on the books of the ADS depositary may revise their voting instructions by completing, dating and submitting a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked to the ADS depositary to be received any time prior to 12:00 p.m. on April 27, 2022 (New York City Time).

If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If your ADSs are held by your broker, bank or other nominee, see below.

If my Shares or my ADSs are held in a brokerage account, will my broker vote my Shares for me?

Your broker, bank or other nominee will only be permitted to vote your Shares on your behalf or to give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares or the Shares represented by your ADSs.

How are proxies solicited and what is the cost of soliciting proxies?

This proxy solicitation is being made and paid for by ListCo on behalf of the Board. ListCo will bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. ListCo’s directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. We will reimburse the ADS depositary, JP Morgan Chase Bank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple proxy or voting instruction cards. For example, if you hold your Shares or ADSs in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Shares or ADSs. If you are a holder of record and your Shares or ADSs are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

What do I need to do now?

We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Mergers affect you as a shareholder. After you have done so, please vote as soon as possible.

Who can help answer my other questions?

If you have more questions about the Merger Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Amendment Proposal, the General Authorization Proposal, or the Adjournment Proposal, need assistance in submitting your proxy or voting your Shares or ADSs, or need additional copies of the proxy card or ADS voting instructions card, you should contact ListCo’s Investor Relations Department in writing at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China. Attention: Investor Relations, or call our Investor Relations Department at +86 10-8559-9000.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Information

RISE listed its ADSs on Nasdaq under the symbol “REDU” on October 20, 2017. On the Signing Date, the last trading day prior to the date of the public announcement of the execution of the Merger Agreement, the closing sale price per ADS was US$0.51. On April 1, 2022, the last practicable date prior to the date of the proxy statement, the closing sale price per ADS was US$0.86. The market price of the ADSs is subject to fluctuation. You are encouraged to obtain current market quotations for the Shares in connection with voting your Shares.

NaaS is currently a privately held company and its securities do not trade on any exchange.

Dividend Policy

RISE does not have any present plan to pay any cash dividends on the Shares in the foreseeable future.

In September 2017, RISE paid cash dividends totaling US$87.0 million to its shareholders. RISE did not make any dividend payment to its shareholders from 2018 to 2021.

NaaS has not made any dividend payments in the past and intends to retain any future earnings to finance the operation and expansion of its business, and it does not expect to declare or pay any dividends in the foreseeable future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, related to RISE, NaaS and the Mergers. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These statements involve known and unknown risks, uncertainties and other factors which may cause ListCo’s or NaaS’ actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” below. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would,” and similar expressions intended to identify forward-looking statements.

Forward-looking statements contained in this proxy statement are based on current expectations and beliefs concerning the future developments and events and are subject to risks and uncertainties. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, include, among other things:

•	uncertainty as to NaaS’ ability to continuously develop new technology, services and products and keep up with changes in the industries that they operate;

•	uncertainty with respect to the expected growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development;

•	uncertainty regarding NaaS’ expected growth in demand and market acceptance, for its products and services;

•	uncertainty as to NaaS’ ability to protect and enforce its intellectual property rights;

•	uncertainty as to NaaS’ ability to attract and retain qualified executives and personnel;

•	uncertainty around ongoing coronavirus (COVID-19) pandemic and the effects of government and other measures seeking to contain its spread;

•

uncertainty around U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements;

•

the effect of the announcement of the Transaction on the ability of NaaS to maintain relationships with its customers, business partners and others with whom NaaS does business, or on NaaS’ operating results and business generally;

•	risks that the Mergers disrupt current plans and operations;

•	the ability of the parties to consummate the Mergers on a timely basis or at all;

•	uncertainty relating to the satisfaction of the conditions precedent to consummation of the Mergers, at all or in a timely manner; and

•	the ability to achieve anticipated benefits of the Mergers.

Forward-looking statements represent our estimates and assumptions only as of the date of this proxy statement. You should not rely upon forward-looking statements as predictions of future events. You should read this proxy statement and the documents that we reference and file as exhibits to this proxy statement completely and with the understanding that our actual future results may be materially different from what we expect, and the closing of the Mergers may not occur. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

RISK FACTORS

You should carefully consider the risks described below, and all of the other information contained in or incorporated by reference into this proxy statement including the matters and risk factors discussed in ListCo’s Annual Report on Form 20-F for the year ended December 31, 2020 and as further updated from time to time by ListCo’s subsequent filings with the SEC, which are incorporated by reference into this proxy statement. Any of these risks could have a material and adverse effect on ListCo’s business, financial condition and results of operations. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment. You should read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this proxy statement.

Risks Related to the Business and Industry of NaaS

NaaS is an early-stage company with a history of losses, and ListCo expects to incur significant expenses and continuing losses for the near term after consummation of the Mergers.

NaaS incurred a net loss for the fiscal years ended December 31, 2020 and 2021. It is expected that NaaS, and upon consummation of the Mergers, ListCo, will continue to incur significant operating expenses and net losses for the near term. There can be no assurance that NaaS, or upon consummation of the Mergers, ListCo will be able to achieve profitability in the future. NaaS’ potential profitability is particularly dependent upon the continued adoption of EVs by consumers and fleet operators, the widespread adoption of electric passenger and other vehicles and other electric transportation modalities, which may not occur.

NaaS has experienced rapid growth and expects to invest in growth for the foreseeable future. If NaaS, or upon consummation of the Mergers, ListCo fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.

NaaS has experienced rapid growth in recent periods. NaaS had serviced more than 50, 200 and 800 charging station operators and more than 11,000, 17,000 and 20,000 charging stations as of December 31, 2019, 2020 and 2021, respectively. The total number of chargers accessible through the NaaS network increased substantially from 103,241 in 2019 to 165,073 in 2020 and reached 290,000 chargers at the end of 2021, representing an increase of 59.9% and 78.6% in 2020 and 2021, respectively, and with more than 70% of the chargers being DCFCs as of December 31, 2021.

The growth and expansion of its business has placed and continues to place a significant strain on management, operations, financial infrastructure and corporate culture. NaaS will need to continue to improve its operational, financial and management controls and reporting systems and procedures in order to manage growth in operations and personnel. Failure to manage growth effectively could result in loss of customers, difficulty in attracting new customers, declines in quality of products and services or in customer satisfaction, increases in costs, difficulties and delays in introducing new products and services or enhancing existing products and services, information security vulnerabilities or other operational difficulties, any of which could have adverse effect on the business, financial condition and results of operations of NaaS, and after consummation of the Mergers, of ListCo.

NaaS has a limited operating history. It has recently restructured certain aspects of its corporate organization and business operations, adopted a new and unproven business model and expanded into new business segments, and is subject to significant risks in relation to such transition.

NaaS launched its EV charging services in 2019. NaaS started to offer SaaS products in January 2019. NaaS commenced full station operation in June 2020 and launched non-charging services in July 2020. NaaS started to provide hardware procurement services in July 2020 and electricity procurement services in October 2020. NaaS further added services targeting EVs and station operation and maintenance to its solutions in January 2021 and July 2021, respectively.

Historically, NaaS’ operations in China were conducted primarily through Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”) and its subsidiaries. NaaS obtained control over Kuaidian Power Beijing by entering into a series of contractual arrangements with Kuaidian Power Beijing and its shareholders (the “VIE Agreements”). As a result, NaaS has been regarded as the primary beneficiary of Kuaidian Power Beijing, and treated Kuaidian Power Beijing as its consolidated VIE. Kuaidian Power Beijing also operated Kuaidian, the mobile application and the Weixin mini-program that connect EV drivers with charging stations and charging piles.

In July 2019, Dada Auto Inc. was incorporated in the Cayman Islands as the holding company to facilitate NaaS’ offshore financing. In early 2022, NaaS entered into a series of transactions to restructure its organization and its EV charging service business (the “Restructuring”). As part of the Restructuring (i) the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian have been transferred to a third party service provider as of the date of this proxy statement, and (ii) Naas will terminate the VIE Agreements and concurrently acquire the entire equity interest in Kuaidian Power Beijing. The Restructuring is expected to be completed in April 2022 and in any event prior to consummation of the Mergers. For more information on NaaS’ corporate history and the Restructuring, see “Information About NaaS—Corporate History” beginning on page 114.

As a result of the Restructuring, NaaS will not have any VIE and will conduct its operations in China through its subsidiaries. NaaS is subject to many risks associated with its limited operating history and the Restructuring. As a result of the divestment of its rights in the operation of Kuaidian and related data, NaaS has been and is currently in the process of adjusting its business operations and model with respect to its EV charging services. There is no assurance that such adjustment will be successful or will result in growth, revenue or profit. NaaS may further experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during the transitional period. Additionally, it is difficult to forecast the full impact of the Restructuring and it is uncertain whether the Restructuring will eventually be beneficial to NaaS. NaaS is also faced with risks and challenges with respect to its ability to:

•	manage changes in its business operations during the implementation and following the completion of the Restructuring;

•	navigate an evolving and complex regulatory environment;

•	improve and maintain its operational efficiency;

•	establish, retain and expand its customer base;

•	successfully market its product and service offerings;

•	attract, retain, and motivate talented employees;

•	anticipate and adapt to changing market conditions and demands, including technological developments and changes in competitive landscape; and

•	build a well-recognized and respected brand as it ceases to conduct its business through Kuaidian or under the “Kuaidian” brand.

In addition, because NaaS has limited operating history and track record and operate in a rapidly evolving market, any predictions about its future revenues and expenses may not be as accurate as they would be if it had a longer operating history or operated in a more predictable market. NaaS has encountered in the past, and will continue to encounter in the future, risks and uncertainties frequently experienced by fast-growing companies with limited operating histories in rapidly changing industries. If NaaS’ assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or outdated, or if it does not address these risks successfully, the results of operations of NaaS, and after consummation of the Mergers, of ListCo, could differ materially from expectations, and the business, financial condition and results of operations of NaaS, and after consummation of the Mergers, of ListCo could be adversely affected.

The EV charging industry and its technology are rapidly evolving and may be subject to unforeseen changes.

The EV charging market is in its early stage and is constantly evolving. New demands and preferences continue to emerge from industry participants, especially from charging station operators and owners and EV drivers. The EV charging market in China is unique in the sense that there is overall a very high demand for public charging infrastructure due to the scarcity of private or residential charging facilities. The trend towards the primacy of public charging is expected to continue in China and NaaS has tailored its product and service offerings in anticipation of this market development. There is however no assurance that public charging will be and remain as the predominant fueling mode in China and the possibility of a transition to private charging or battery swap as the primary mode of fueling, following a change in end-user preference, legislative initiatives or otherwise, cannot be gainsaid. NaaS will be tested on its ability to forecast and meet shifts in the market and to make timely adaptation of its product and service offerings. If NaaS fails to do so, the business, operating results, prospects and financial condition of NaaS, and after consummation of the Mergers, of ListCo will be adversely affected.

The EV charging industry is also characterized by rapid technological change, which will require NaaS to continue to innovate in its product and service offerings. Any delays in such development could adversely affect market acceptance of NaaS’ solutions. NaaS’ future success will depend upon its ability to develop and introduce a variety of new capabilities and innovations to its product and service offerings, to address the changing needs of the EV charging market. As new products and services are introduced, gross margins tend to decline in the near term and improves as the product and services become more mature and gain traction in the market. As EV and EV charging technologies change, NaaS may need to upgrade its technologies, software and other product and service offerings in order to serve vehicles that have the latest technology, which could involve substantial costs. Even if NaaS is able to keep pace with changes in technology and develop new products and services, its research and development expenses could increase, its gross margins could be adversely affected in some periods and its prior products could become obsolete more quickly than expected. There is no guarantee that any new products or services will be released in a timely manner, or at all, or achieve market acceptance. Delays in this respect could damage NaaS’ relationships with customers and lead them to seek alternative providers. If NaaS is unable to devote adequate resources to innovate and meet customer requirements on a timely basis or to remain competitive with technological alternatives, its products and services could lose market share, its revenue will decline, it may experience higher operating losses and the business and the prospects of NaaS, and after consummation of the Mergers, of ListCo could be adversely affected.

NaaS faces intense competition, including from a number of companies in China, and expects to face significant competition in the future as the public EV charging service industry develops.

The public EV charging service market is relatively new and competition is still developing.

NaaS primarily competes with other EV charging service providers. Some charging station operator customers in China require solutions not yet available and the continuous arrival of new players in this market heightens the need for NaaS to develop and maintain its competitive edge. In addition, there are multiple competitors in China with limited funding or capabilities, which could cause poor experiences, hampering overall EV adoption or trust in that particular provider or the EV charging service market as a whole.

Because the public EV charging service market is relatively nascent, NaaS and its charging station operator customers have been and are expected to continue exploring different business models and innovate their respective product and service offerings. NaaS’ station operator customers are launching products and services that compete with NaaS’ offerings and may continue to do so in the future. In addition, station operators will seek to acquire and connect with end-users directly and reduce their reliance on third-party EV charging service provider like NaaS. They may also be able to drive out EV charging service providers like NaaS from a certain geography by dominating or monopolizing EV charging services in that locale.

There are also other means for charging EVs in China, which could affect the level of demand for public charging capabilities at charging stations. For example, certain EV OEMs have built and will continue to build their own supercharger network across China for their EVs, which could reduce overall demand for EV charging services at other sites or preclude the need for services from third-party EV charging service provider all together. Also, third-party contractors can provide basic electric charging capabilities to potential customers seeking to have on premise EV charging capability as well as for home charging. In addition, many charger manufacturers and EV OEMs are offering home charging equipment, which could reduce demand for public charging infrastructure if EV owners find charging at home to be sufficient.

Further, NaaS’ current or potential competitors may be acquired by third-parties with greater available resources or gain access to the capital markets for additional funding. As a result, competitors may be able to respond more quickly and effectively than NaaS to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.

New competitors or alliances may emerge in the future that have greater market share, more widely adopted proprietary technologies, greater marketing expertise and greater financial resources, which could put NaaS at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of NaaS’ current or future target markets, which could create price pressure. In light of these factors, such current or potential customers may accept competitive solutions. If NaaS fails to adapt to changing market conditions or to continue to compete successfully with current charging service providers or new competitors, its growth will be limited which would adversely affect the business and results of operations of NaaS, and after consummation of the Mergers, of ListCo.

Newlink exercises substantial influence over NaaS and will exercise substantial influence over ListCo upon consummation of the Mergers. NaaS’ operation is dependent on its collaboration with Newlink.

As of the date of this proxy statement, Newlink owns 83.4% of the shares and 83.4% of the voting power in NaaS. It is expected that, subject to certain assumptions, Newlink will have the right to vote 91.4% of the Shares upon consummation of the Mergers. As a result, Newlink has substantial influence over the affairs of NaaS and is expected to wield substantial influence over the affairs of ListCo and NaaS upon consummation of the Mergers.

Furthermore, NaaS depends on and, after consummation of the Mergers, will continue to be reliant on certain services provided by and cooperative arrangements entered into with Newlink. NaaS also benefits significantly from the strong market position, industrial insights, brand recognition and extensive upstream and downstream resources of Newlink.

There is no assurance that NaaS will continue to maintain the same collaborative arrangements with or receive the same level of support from Newlink. Any failure by Newlink to perform its obligations under these arrangements or any change to Newlink’s business operations, could have a material adverse effect on the business, financial condition, results of operations and cash flows of NaaS, and after consummation of the Mergers, of ListCo.

NaaS relies on its collaborative arrangements with the operator of Kuaidian in delivering its EV charging solutions.

NaaS has benefitted significantly from and is expected to continue relying on Kuaidian’s existing user base and services for NaaS’ mobility connectivity services, referring end-users connected to Kuaidian to NaaS’ charging station operator customers.

Historically, Kuaidian Power Beijing operated Kuaidian. As part of the Restructuring, the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian have been transferred to a third-party service provider as of the date of this proxy statement. NaaS has entered into a collaborative arrangement with the third-party service provider pursuant to which NaaS will receive certain services from such operator in relation to the delivery of its EV charging solutions for an initial term of five years. There is however no assurance that NaaS will continue to maintain the same collaborative arrangements with or receive the same level of services from the third-party service provider. If this arrangement is terminated or expires without renewal, or if the third-party service provider fails to perform its obligations under this arrangement or decides to conduct its business or operate Kuaidian in a way that is detrimental to NaaS’ business interests, there would be a material adverse effect on the results of operations, business, financial condition, or prospects of NaaS, and after consummation of the Merger, of ListCo.

Failure to effectively expand its sales and marketing capabilities could harm NaaS’ ability to efficiently deliver its solutions, retain existing customers, increase its customer base, or achieve broader market acceptance of its solutions.

The ability of Naas to efficiently deliver its solutions, retain existing customers, grow its customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on its ability to effectively expand its sales and marketing operations and activities. Sales and marketing expenses represent a significant percentage of its total revenue, and the operating results of NaaS, after consummation of the Mergers, of ListCo will suffer if sales and marketing expenditures do not contribute significantly to increasing revenue.

NaaS is and is expected to be dependent on its in-house business development team to identify new charging station operator customers and explore near-term and long-term opportunities and convert them into its customers. NaaS is expected to continue to expand its direct business development force but it may not be able to recruit or retain a sufficient number of qualified personnel, which may adversely affect its ability to expand its business development capabilities. New hires require significant training and time before they achieve full productivity, particularly in new sales territories. Furthermore, hiring business development personnel in new regions can be costly, complex and time-consuming, and requires additional set up and upfront costs that may be disproportionate to the initial revenue expected from those countries. There is significant competition for qualified business development personnel with strong sales skills and technical knowledge. NaaS’ ability to achieve significant revenue growth in the future will depend, in large part, on its success in recruiting, training, incentivizing and retaining a sufficient number of qualified business development personnel and on such personnel attaining desired productivity levels within a reasonable amount of time.

NaaS also seeks to improve the efficiency of its mobility connective services and attract more station operators to join its network through a variety of online and offline marketing and branding activities and promotions targeting end-users and other users of NaaS’ EV charging network. This continues to require NaaS to improve its marketing approaches and experiment with new marketing methods to keep pace with industry developments and end-user preferences. Failure to refine its existing marketing strategies or to introduce new marketing activities in a cost-effective manner could reduce NaaS’ customer mindshare, lower the effectiveness of the EV charging solutions it provides to its station operator customers and negatively impact their revenues, and consequently affect the profitability of NaaS.

The business of NaaS, and after consummation of the Mergers, of ListCo will be harmed if NaaS fails to continue investing in its sales and marketing capabilities or if its continuing investment does not generate a proportionate increase in revenue.

NaaS faces risks related to pandemics and epidemics, including the coronavirus pandemic, natural disasters, terrorist activities, political unrest and military conflicts, which could disrupt its production, delivery, and operations and materially and adversely affect its business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of the spread of contagious diseases, such as coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome, Ebola virus disease, severe acute respiratory syndrome, H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, and other natural disasters could disrupt the business operations of NaaS, reduce or restrict its supply of materials and services, require it to incur significant costs to protect its employees and facilities, and result in regional or global economic distress, which could materially and adversely affect the business, financial condition, and results of operations of NaaS, after consummation of the Mergers, of ListCo. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect. Any one or more of these events may hamper NaaS’ operation and adversely affect its sales results, potentially for a prolonged period of time, which could materially and adversely affect the business, financial condition, and results of operations of NaaS, and after consummation of the Mergers, of ListCo.

The COVID-19 pandemic in particular, including the actual or contemplated imposition or return of stringent restrictions on commerce or social gatherings, has created significant volatility in the global economy. Global trade conditions and consumer trends that have originated during the pandemic continue and are expected to persist and may have a long-lasting adverse impact on NaaS and the EV charging service industry in general.

Particularly, the pandemic has resulted in government authorities, including the PRC government, implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders and business shutdowns. These measures have reduced and will continue to reduce the demand for transportation in general and as a consequence also lower the demand for EV charging services. Due to slowed economic activities, end-users have also become more price-sensitive and NaaS may be required to dish out more incentives and expend more resources on marketing activities to help generate more charging transactions for its charging station customers.

NaaS may take further actions as may be required by government authorities or that it determines are in the best interests of its employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the pandemic or otherwise be satisfactory to government authorities. If significant portions of NaaS’ workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, its operations will be negatively impacted. In addition, measures imposed by governments, may adversely impact NaaS’ employees and operations and the operations of its customers, suppliers, vendors and business partners.

All of the foregoing measures may remain in place for a significant period of time.

Disruptions in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, such as exacerbated port congestion and intermittent supplier shutdowns and delays, have resulted in additional costs and, to a lesser extent, component shortages, and have led to fluctuations in the growth of EV sales in markets around the world. Any sustained downturn in the demand for EVs would also harm NaaS’ business. Increased demand for personal electronics has also created a shortfall of semiconductor chips, which has caused additional supply challenges both within and outside of the EV and EV charging industry.

The effect of the COVID-19 pandemic on the business, prospects and results of operations of NaaS, and after consummation of the Mergers, ListCo will depend on the direction and duration of current global trends and their sustained impact. Difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced level of transportation activities or lowered spending by businesses, could have a material adverse effect on the demand for NaaS’ products and services.

NaaS is and is expected to remain vulnerable to natural disasters and other calamities, the occurrence of which could give rise to interruptions, damage to property, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect the business, financial condition, and results of operations of NaaS, and after consummation of the Mergers, of ListCo.

NaaS currently has a concentrated customer base with a limited number of key customers. The loss of one or more of its key customers, or a failure to renew our agreements with one or more of its key customers, could adversely affect NaaS’ results of operations and ability to market its products and services.

NaaS derives a substantial portion of its revenue from a limited number of key customers. Although NaaS plans to expand and diversify its customer base, it still expects to be reliant on its major customers. For the years ended December 31, 2021, NaaS’ top five customers accounted for over 60% of its net revenue. NaaS expects that a substantial portion of its net revenue will continue to be derived from a relatively limited number of customers. Key customers may also seek, and on occasion receive, pricing, payment or other commercial terms that are less favorable to NaaS and can hurt NaaS’ competitive position.

If NaaS were to lose any of its key customers, or if any of such customers experiences lower sales or lower charging volume, decides to conduct its business in a way that is not aligned with NaaS’ business interests, or take other actions that are detrimental to NaaS’ interests, there could be a material adverse effect on the results of operations, business, financial condition, or prospects of NaaS, and after the consummation of the Merger, of ListCo.

NaaS’ future growth and success is highly correlated with and thus dependent upon the continuing rapid adoption of EVs for passenger and fleet applications.

NaaS’ future growth is highly dependent upon the adoption of EVs by businesses and consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors, changing levels of concern related to environmental issues and governmental initiatives related to climate change and the environment generally. Although the demand for EVs has grown in recent years, there is no guarantee of continuing future demand. If the market for EVs develops more slowly than expected, or if the demand for EVs decreases, the business, prospects, financial condition and operating results of NaaS, and after consummation of the Mergers, of ListCo would be harmed. The market for EVs could be affected by numerous factors, such as:

•	perceptions about EV features, quality, safety, performance and cost;

•	perceptions about the limited range over which EVs may be driven on a single battery charge;

•	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;

•	volatility in the cost of oil and gasoline;

•	concerns regarding the stability of the electrical grid;

•	the decline of EV battery’s ability to hold a charge over time;

•	availability of service for EVs;

•	consumers’ perception about the convenience and cost of charging EVs;

•	increases in fuel efficiency;

•	government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally;

•	relaxation of government mandates or quotas regarding the sale of EVs; and

•	concerns about the future viability of EV manufacturers.

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in the acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales. Although China is currently one of the world’s major automotive markets, there have been fluctuations in terms of year-over-year growth in sales volume recently for passenger vehicles in general as well as for EVs. It cannot be predicted how the consumer demand for EVs and for passenger vehicles in general will develop in the future. COVID-19 also had a significant adverse impact on EV sales and automobile sales in general in China. Amid the market slowdown, certain automakers operating in China have suffered declining performance or financial difficulties. If the consumer demand for EVs in China abates, the business, financial condition and results of operations of NaaS, and after consummation of the Mergers, of ListCo could be materially and adversely affected.

Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging services and related solutions and therefore adversely affect the business, financial condition and operating results of NaaS, and after consummation of the Mergers, of ListCo.

The EV market in China has benefited from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV charging stations. Any reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging services, which would adversely affect the financial results of NaaS, and after consummation of the Mergers, of ListCo.

The growth of NaaS’ benefits from PRC government policies at central and local levels that favor the adoption of EVs and expansion of EV charging stations.

The PRC government has been implementing strict vehicle emission standards for internal combustion engine vehicles. Certain municipal governments in China impose quotas and lottery or bidding systems to limit the number of license plates issued to internal combustion engine vehicles, but exempt qualified EVs from these restrictions to incentivize the development of the EV market.

The PRC government also provides incentives to end-users and purchasers of EVs and EV charging stations in the form of tax exemptions, subsidies, other financial incentives and preferential utility rates for charging facilities. The EV market relies on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of EVs and EV charging services to end-users. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. As an example, the PRC central government has recently implementing a phase-out schedule for the subsidies provided for purchasers of certain EVs. On December 31, 2021, the Ministry of Finance, the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Science and Technology and the National Development and Reform Commission jointly issued the Notice on the Promotion and Application of Financial Subsidy Policies for New Energy Vehicles in 2022. According to the notice, the level of subsidy for new energy vehicles will be reduced by 30% in 2022 compared with 2021. The notice also stipulates that the subsidy for new energy vehicle purchases will terminate on December 31, 2022, and vehicles registered after December 31, 2022 will no longer be entitled to any government subsidy. The termination or scaling back of any governmental support or incentive could adversely affect the business, financial condition and operating results of NaaS, and after consummation of the Mergers, of ListCo.

NaaS’ business is subject to complex and evolving PRC laws and regulations regarding cybersecurity and data privacy.

Historically, Kuaidian Power Beijing operated Kuaidian. As part of the Restructuring, the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian have been transferred to a third-party service provider as of the date of this proxy statement. NaaS has entered into a collaborative arrangement with the third-party service provider, pursuant to which NaaS will receive certain services from such operator in relation to the delivery of its EV charging solutions.

Each of NaaS and the third-party service provider faces challenges with respect to the complex and evolving laws and regulations regarding cybersecurity and data privacy in China, including without limitation, the PRC Criminal Law, PRC Civil Code, PRC Cybersecurity Law, PRC Data Security Law, and PRC Personal Information Protection Law. These laws and regulations mandate the protection of the confidentiality, integrity, availability, and authenticity of the information of end-users. While we believe the third-party service provider has adopted information security policies and deployed measures to implement the policies, there could be compromise or breach of its information system due to increased level of expertise of hackers or otherwise. If the third-party service provider is unable to protect its systems, and hence the information stored in its systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause the termination or suspension of the business of the third-party service provider or otherwise result in material adverse impact on its operations and thereby NaaS’ collaborative arrangement with it. This could in turn have material adverse impact on the business, prospects, financial condition and operating results of NaaS, and after consummation of the Mergers, of ListCo.

The PRC Criminal Law, as most recently amended on November 1, 2015, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a PRC citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC issued the Cyber Security Law of the PRC (the “Cyber Security Law”), which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obligated to provide security maintenance for their products and services and to comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the National People’s Congress of the PRC on May 28, 2020, and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under Chinese civil law.

PRC regulators have been increasingly focused on regulation in areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In addition, certain internet platforms in China have reportedly been subject to heightened regulatory scrutiny in relation to cybersecurity matters.

In April 2020 the Chinese government promulgated the Cybersecurity Review Measures (the “2020 Cybersecurity Review Measures”), which came into effect on June 1, 2020. On December 28, 2021, the Chinese government promulgated the amended Cybersecurity Review Measures (the “2022 Cybersecurity Review Measures”), which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators’ purchase of network products and services and internet platform operators’ data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office. Under the Regulation on Protecting the Security of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, effective September 1, 2021, “critical information infrastructure” is defined as important network facilities and information systems in important industries and fields, such as public telecommunication and information services, energy, transportation, water conservancy, finance, public services, e-government and national defense, science, technology and industry, as well as other important network facilities and information systems that, in case of destruction, loss of function or leak of data, may severely damage national security, the national economy and the people’s livelihood and public interests. As of the date of this proxy statement, none of ListCo, NaaS or the third-party service provider has been informed by any PRC governmental authority that it operates any “critical information infrastructure.”

The 2022 Cybersecurity Review Measures provides, among others, that: (i) internet platform operators who are engaged in data processing are also subject to the regulatory scope; (ii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office; (iv) the risks of core data, important data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, important data or large amounts of personal information being influenced, controlled or used maliciously by foreign governments and any cybersecurity risk associated with a company’s listing on a stock exchange shall be collectively taken into consideration during the cybersecurity review process; and (v) critical information infrastructure operators and internet platform operators covered by the 2022 Cybersecurity Review Measures shall take measures to prevent and mitigate cybersecurity risks in accordance with the requirements therein. On November 14, 2021, the CAC released the draft Administrative Regulation on Network Data Security for public comments through December 13, 2021 (the “Draft Administrative Regulation on Network Data Security”). Under the Draft Administrative Regulation on Network Data Security, (i) data processors, i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion, that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (ii) overseas data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where the data processor undergoes merger, reorganization or subdivision that involves important data and personal information of more than one million individuals, the transaction shall be reported to the authority in-charge at the municipal level (by data processor or data recipient).

As of the date of this proxy statement, none of ListCo, NaaS or the third-party service provider has been directed by any PRC governmental authority to apply for cybersecurity review, or received any inquiry, notice, warning, sanction in such respect or been denied permission from any Chinese authority with respect to the listing on a stock exchange in any foreign country, the Mergers or the Transactions. However, as the PRC government has the authority and discretion to interpret and implement these laws and regulations and there remains uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, there is no assurance that ListCo and NaaS will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Draft Administrative Regulations on Network Data Security (if enacted) as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can it be assured that ListCo and NaaS would be able to pass any cybersecurity review if required. In addition, ListCo and NaaS could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to any new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, prospects, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against ListCo and NaaS, which may have a material adverse effect on their business, financial condition or results of operations.

On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC, promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development and the degree of harm it will cause to national security, public interests or the rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, effective November 1, 2021. The Personal Information Protection Law clarifies the required procedures for personal information processing, the obligations of personal information processors, and individuals’ personal information rights and interests. The Personal Information Protection Law provides that, among other things, (i) the processing of personal information is only permissible under certain circumstances, such as prior consent from the subject individual, fulfillment of contractual and legal obligations, furtherance of public interests or other circumstances prescribed by laws and regulations; (ii) the processing of personal information should be conducted in a disciplined manner with as little impact on individuals’ rights and interests as possible, and (iii) excessive collection of personal information is prohibited. In particular, the Personal Information Protection Law provides that personal information processors should ensure the transparency and fairness of automated decision-making based on personal information, refrain from offering unreasonably differentiated transaction terms to different individuals and, when sending commercial promotions or information updates to individuals selected through automated decision-making, simultaneously offer such individuals an option not based on such individuals’ specific characteristics or a more convenient way for such individuals to turn off such promotions.

On October 29, 2021, the CAC released the Draft Measures on Data Export Security Assessment (the “Draft Security Assessment Measures”) for public comments through November 28, 2021, which provides for the scope of data that will be subject to security assessment when being exported, including (i) personal information and important data collected and generated by a critical information infrastructure operator; (ii) any important data that is to be exported; (iii) personal information from a data processor that has processed personal information of one million individuals or more; (iv) information from a data processor that in aggregate has exported personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals; and (v) such other information prescribed by the CAC. As its provisions and anticipated adoption or effective date are subject to change, and the interpretation and implementation measures remain uncertain, there is no assurance that the final rules will not have material adverse effect on the business operations of the third-party service provider or on NaaS. On February 10, 2022, the MIIT, issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial) (Second Draft) (the “Draft Data Security Measures in the IT Field”), which stipulates that all businesses which handle data in the field of industry and informatization in China are required to categorize such information as “ordinary,” “important” or “core” and businesses processing “important” or “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and informatization includes industrial data, telecoms data and radio data. “Industrial data” refers to information gathered and produced in the process of R&D, design, production and manufacturing, operation management, operation and maintenance, platform operation and other processes in all sectors and fields of industry. “Telecoms data” refers to information gathered and produced in the operation of telecommunications businesses. “Radio data” refers to radio frequency, radio station and other radio parameter data generated and collected in the operation of radio businesses. The Draft Data Security Measures in the IT Field also provides that the provision of “important” or “core” data to a foreign party requires a security assessment of the cross-border data transfer (by relevant PRC authorities), and no data in the field of industry or informatization stored in China can be provided to foreign regulatory authorities without the approval of the MIIT. If the Draft Data Security Measures in the IT Field, once issued, mandates a review process for the provision of “important” or “core” data to foreign parties, there are uncertainties as to whether any of the services received and used in NaaS’ business will be implicated, and if so implicated, whether any such services can be provided to/by NaaS. However, given that both the Draft Data Security Measures in the IT Field and the Draft Security Assessment Measures are published for public comments only, it remains uncertain as to whether and in what form would the final measures will be issued. It cannot be assured that these measures, once issued, would not have a material adverse effect on the business, prospects, financial condition and results of operations of NaaS, and after consummation of the Mergers, of ListCo.

Regulatory requirements on cybersecurity and data privacy are evolving and can be subject to varying interpretations or significant changes. While NaaS has transferred the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian to the third-party service provider, there is no guarantee that the current security measures and operations of NaaS and the third-party service provider are and will remain compliant with applicable laws, and NaaS and the third-party service provider, in the event of non-compliance, may be imposed with penalties, including fines, suspension of business, and revocation of required licenses, which could materially and adversely affect the business, prospects, financial condition and operating results of NaaS, and after consummation of the Mergers, of ListCo. In addition, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, it cannot be assured that ListCo and NaaS will not be required to complete a cybersecurity review or any other applications or procedures that are or may be put in place with respect to the Mergers or the Transaction, or that they would be able to comply with such requirements timely before June 30, 2022, the deadline imposed by the Nasdaq Hearings Panel (the “Panel”) for ListCo to complete the Transactions in order to maintain ListCo’s continued listing on Nasdaq, or at all. In the event that ListCo or NaaS fails to comply with any such requirement, the Mergers may not be consummated, and ListCo could be delisted by Nasdaq by June 30, 2022. See also “—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing” and “Information About NaaS—Government Regulations—Regulations Related to Internet Information Security and Privacy and Protection.”

NaaS relies on the service of its founders and certain members of its executive management team, and the loss of any of them may adversely affect its operations. Further, if NaaS is unable to attract or retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed.

NaaS’ continued success is and will continue to depend to a significant extent on the efforts and abilities of Mr. Zhen Dai, Ms. Yang Wang and Mr. Lei Zhao, serving as a director, chief executive officer and chief financial officer of NaaS, respectively, and each of whom has been will continue to be actively engaged in NaaS’ management and determines its strategic direction. Ms. Wang also serves as president of Newlink, and may not be able to devote her full efforts to NaaS’ affairs. The departure of any of the foregoing key individuals from or their reduced attention to NaaS could have a material adverse effect on the operations, financial condition and operating results of NaaS, and after consummation of the Mergers, of ListCo.

NaaS is and will continue to be dependent upon the services of members of its executive management team. NaaS’ future performance will also depend on their continued services and continuing contributions to formulate and execute its business plan and to identify and pursue new opportunities and product innovations. The loss of services of any of these individuals, or the ineffective management of any leadership transitions could significantly delay or prevent the achievement of NaaS’ development and strategic objectives, which could adversely affect the business, financial condition, and operating results of NaaS and, upon consummation of the Mergers, ListCo.

NaaS’ success also depends, in part, on the continuing ability to identify, hire, attract, train and develop and retain highly qualified personnel. The inability to recruit and retain qualified personnel in the future, could have an adverse effect on the business and financial condition of NaaS, and after consummation of the Mergers, of ListCo.

Competition for employees can be intense and the ability to attract, hire and retain them will depend on NaaS’ ability to provide competitive compensation. NaaS may not be able to attract, assimilate, develop or retain qualified personnel in the future.

NaaS’ actual financial position and results of operations may differ materially from the unaudited financial information included in this proxy statement.

The unaudited financial information NaaS as included in this proxy statement, including the selected unaudited consolidated financial data contained in the section entitled Selected Unaudited Financial Data of NaaS, is provided solely for the purpose of supplying investors with the most current information available at the time of this proxy statement and under the time constraints. This information (a) is preliminary in nature, (b) is not a comprehensive statement of NaaS’ financial results for the relevant periods, and (c) has not been audited, reviewed or compiled and no procedure has been performed with respect thereto, and may be subject to further adjustments. Furthermore, the process of preparing this information required NaaS’ management team to make certain assumptions and estimates, which may prove to be incorrect as additional information becomes available and as additional analyses are performed. As a result, the unaudited financial information of NaaS as included in this proxy statement is not necessarily indicative of, and may differ materially from its actual financial position or results of operations.

NaaS may need to raise additional funds and these funds may not be available when needed, if at all.

NaaS may need to raise additional capital in the future to further scale and expand its business. NaaS, and after consummation of the Mergers, ListCo may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from government or financial institutions. There is no certainty that additional funds will be available on favorable terms when required, or at all. If additional funds cannot be obtained when needed, the financial condition, results of operations, business and prospects of NaaS, and after consummation of the Mergers, of ListCo could be materially and adversely affected. If NaaS or ListCo raises funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict NaaS’ or ListCo’s business, or other unfavorable terms. In addition, to the extent NaaS or ListCo raises funds through the sale of additional equity securities, its shareholders would experience additional dilution.

NaaS expects to incur research and development costs and devote significant resources to developing new products and services, which could significantly reduce its profitability and may never result in revenue to NaaS.

NaaS’ future growth depends on penetrating new markets, adapting existing products and services to new applications and customer requirements, and introducing new products and services that achieve market acceptance. NaaS plans to incur significant research and development costs in the future as part of its efforts to design, develop and market new products and services and enhance existing products and services. NaaS’ research and development expenses were approximately US$2.0 to US$3.0 million for the fiscal year ended December 31, 2020 and approximately US$5.0 to USS$6.0 million for the fiscal year ended December 31, 2021, respectively, and NaaS is expected to incur greater research and development expenses in the future. Further, NaaS’ research and development program may not produce successful results, and its new products may not achieve market acceptance, create additional revenue or become profitable.

NaaS may not be able to adequately establish, maintain, protect and enforce its intellectual property and proprietary rights or prevent others from unauthorized use of its technology and intellectual property rights, which could harm its business and competitive position and also make it subject to ligations brought by third parties.

NaaS’ intellectual property is an essential asset of its business and such intellectual property is expected to form an essential part of ListCo’s asset upon consummation of the Mergers. Failure to adequately protect such intellectual property rights could result in NaaS’ competitors offering similar products and services, potentially resulting in the loss of NaaS’ competitive advantage and a decrease in its revenue, which would adversely affect the business prospects, financial condition and operating results of NaaS, and after consummation of the Mergers, of ListCo. NaaS’ success depends on the ability to protect its core technology and intellectual property. NaaS expects to rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce its rights in its technology, proprietary information and processes. Intellectual property laws and NaaS’ procedures and restrictions will provide only limited protection and any of NaaS’ intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. If NaaS fails to protect its intellectual property rights adequately, it may lose an important advantage in the markets in which it competes. While NaaS is expected to take measures to protect its intellectual property, such efforts may be insufficient or ineffective, and any of its intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies that are substantially similar or superior. NaaS may also be forced to bring claims against third parties, or defend claims that they may bring against NaaS, to determine the ownership of what NaaS regards as its intellectual property. However, the measures NaaS will take to protect its intellectual property from unauthorized use by others may not be effective and there can be no assurance that its intellectual property rights will be sufficient to protect against others offering products, services or technologies that are substantially similar or superior to those of NaaS’ and that compete with NaaS’ business.

Litigation may be necessary in the future to enforce NaaS’ intellectual property rights and to protect its trade secrets. NaaS’ efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of its intellectual property. Any litigation initiated concerning the violation by third parties of its intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, NaaS’ intellectual property, or could otherwise have negative consequences for NaaS. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable NaaS’ patents or other intellectual property rights upon which the suit is based. NaaS will not be able to protect its intellectual property if it is unable to enforce its rights or if NaaS fails to detect unauthorized use of its intellectual property. NaaS’ inability to protect its proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of its management’s attention and resources, could delay the introduction and implementation of new technologies. Moreover, policing unauthorized use of technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming. If NaaS fails to meaningfully establish, maintain, protect and enforce its intellectual property and proprietary rights, the business, operating results and financial condition of NaaS, and after consummation of the Mergers, of ListCo could be adversely affected.

NaaS may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive.

From time to time, the holders of intellectual property rights may assert their rights and urge NaaS to take licenses, and/or may bring suits alleging infringement, misappropriation or other violation of such rights. There can be no assurance that NaaS will be able to mitigate the risk of potential suits or other legal demands by competitors or other third-parties. Accordingly, NaaS may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase NaaS’ operating expenses. In addition, if NaaS is determined to have or believes there is a high likelihood that it has infringed upon, misappropriated or otherwise violated a third party’s intellectual property rights, it may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services it offers, to pay substantial damages and/or royalties, to redesign its products and services, and/or to establish and maintain alternative branding. In addition, to the extent that NaaS’ customers and business partners become the subject of any allegation or claim regarding the infringement, misappropriation or other violation of intellectual property rights related to NaaS’ products and services, NaaS may be required to indemnify such customers and business partners. If NaaS were required to take one or more such actions, the business, prospects, operating results and financial condition of NaaS, and after consummation of the Mergers, ListCo could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention

Unpatented proprietary technology, trade secrets, processes and know-how are relied upon.

NaaS relies on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that it believes is best protected by means that do not require public disclosure. NaaS expects to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with its employees, consultants, contractors, scientific advisors and third parties. However, there is no guarantee that NaaS will enter into such agreements with each party that has or may have had access to its trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of NaaS’ proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. NaaS will have limited control over the protection of trade secrets used by its third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, NaaS’ proprietary information may otherwise become known or be independently developed by its competitors or other third parties. To the extent that NaaS’ employees, consultants, contractors and other third parties use intellectual property owned by others in their work for NaaS, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of NaaS’ proprietary rights, and failure to obtain or maintain protection for its proprietary information could adversely affect NaaS’ competitive business position. If any of NaaS’ trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, NaaS would have no right to prevent them from using that trade secret. If any of NaaS’ trade secrets were to be disclosed (whether lawfully or otherwise) to or independently developed by a competitor or other third party, the business, operating results, and financial condition of NaaS and, upon consummation of the Mergers, ListCo will be materially and adversely affected.

NaaS utilizes open-source software, which may pose particular risks and could be harmful.

NaaS utilizes open-source software to develop its products and services. Some open-source software licenses require those who distribute open-source software as part of their own software products to publicly disclose all or part of the source code to such software product or to make available any modifications or derivative works of the open-source code on unfavorable terms or at no cost. This could result in NaaS’ proprietary software being made available in the source code form and/or licensed to others under open-source licenses, which could allow NaaS’ competitors or other third parties to use its proprietary software freely without spending the development effort, and which could lead to a loss of the competitive advantage of NaaS’ proprietary technologies and, as a result, sales of its products and services. The terms of many open-source licenses have not been interpreted by courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on NaaS’ ability to provide or distribute its products or services or retain ownership of its proprietary intellectual property. Additionally, NaaS could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that NaaS developed using such software, which could include its proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open-source license. These claims could result in litigation and could require NaaS to make its proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until it can re-engineer them to avoid breach of the applicable open-source software licenses or potential infringement. This re-engineering process could require NaaS to expend significant additional research and development resources and may not be successful.

Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, the authors of such open-source software may not implement or push updates to address security risks and may abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title, non-infringement or performance, cannot be eliminated, and could, if not properly addressed, negatively affect the business of NaaS, and after consummation of the Mergers, of ListCo. Any of these risks could be difficult to eliminate or manage, and, if not addressed properly, could adversely affect NaaS’ ownership of proprietary intellectual property, the quality and security of its services and products, or the business, results of operations and financial condition of NaaS, and after consummation of the Mergers, of ListCo.

NaaS depends on the information systems of its own and those of third parties for the effective delivery and performance of NaaS’ products and services, and the overall effective and efficient functioning of its business. Failure to maintain or protect NaaS’ information systems and data integrity effectively could harm NaaS’, and business, financial condition and results of operations.

NaaS depends on its information systems and for the effective and efficient functioning of its business, as well as for accounting, data storage, compliance, purchasing and inventory management. NaaS’ and NaaS’ third-party collaborator’s information systems may be subject to computer viruses, ransomware or other malware, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other malfunctions and other cyber-attacks. NaaS and its third-party collaborators could be subject to an unintentional event that involves a third-party gaining unauthorized access to NaaS’ systems, which could disrupt its operations, corrupt its data or result in release of confidential information. Any attempts by cyber attackers to disrupt NaaS’ or its third-party collaborators’ services or systems, if successful, could harm NaaS’ business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy, subject NaaS to substantial fines, penalties, damages and other liabilities under applicable laws and regulations, lead to a loss of protection of its intellectual property or trade secrets and damage its reputation or brand. Additionally, theft of NaaS’ intellectual property or proprietary business information could require substantial expenditures to remedy and even then may not be able to be remedied in full. NaaS may have been and going forward will continue to be the target of events of this nature as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry. Third parties upon whom NaaS relies or with whom it has business relationships, including its customers, collaborators, suppliers, and others are subject to similar risks that could potentially have an adverse effect on NaaS’ business.

In the event NaaS or its third-party collaborators experience significant disruptions, NaaS may, despite having developed emergency plans for security incidents, be unable to repair such systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of NaaS’ entire operation and harm NaaS’ business, financial condition and results of operations. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. NaaS’ information systems require an ongoing commitment of significant resources to maintain, protect and enhance its existing systems. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and NaaS may not be able to cause the implementation or enforcement of such preventions with respect to its third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm NaaS’ reputation, brand and ability to attract customers.

If NaaS’ products or services are unavailable when its customers and end-users attempt to access them, they may seek other services, which could reduce demand for NaaS’ solutions. Processes and procedures , designed to enable quick recovery from a disaster or catastrophe and continued business operations and with tested capability under controlled circumstances, are in place. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenue, any of which could adversely affect the business and financial results of NaaS, and after consummation of the Mergers, of ListCo.

Seasonality may cause fluctuations in NaaS’ revenue.

Because lithium ion batteries used in EVs do not perform as well in low temperatures, the frequency of charging by end-users and the charging transactions completed by NaaS’ charging station operator customers through the NaaS network typically increase during winter, giving rise to a higher revenue being recorded by NaaS. Weather conditions and various other factors may materially and adversely affect the business, financial condition and results of operations of NaaS, and after consummation of the Mergers, of ListCo in the future.

The obligation to disclose information publicly may put NaaS at a disadvantage to its competitors that are private companies.

After consummation of the Mergers, NaaS will be a wholly owned subsidiary of ListCo, which is a publicly listed company in the United States. As a publicly listed company, ListCo will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to itself and its shareholders. In some cases, as one of the subsidiaries of ListCo, NaaS may need to disclose material agreements or results of financial operations that it would not be required to disclose if ListCo was a private company. NaaS’ competitors may have access to this information, which would otherwise be confidential. This may give such competitors advantages in competing with NaaS. Similarly, as the subsidiary of a U.S.-listed public company, NaaS will be governed by U.S. laws which its non-publicly traded competitors are not required to follow. To the extent compliance with U.S. laws increases NaaS’ expenses or decreases its competitiveness against such companies, the consummation of the Mergers could affect the results of operations of NaaS.

NaaS’ management team has limited experience managing a public company.

After consummation of the Mergers, ListCo will be managed by the management team of NaaS. Most members of NaaS’ management team have not previously served as management of a publicly traded company and may not have experience complying with the increasingly complex laws pertaining to public companies. NaaS’ management team may not successfully or efficiently manage ListCo which is a public company and subject to significant regulatory oversight and reporting obligations under the federal securities laws as well as the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from NaaS’ management and could divert their attention away from the day-to-day management of its business, which could adversely affect the business and financial performance of NaaS, and after consummation of the Mergers, of ListCo.

NaaS may face inventory risk.

In connection with its hardware procurement services, NaaS may in the future maintain an inventory of hardware, such as charging piles, and to directly undertake the procurement and sales activities. As a result, NaaS may be exposed to significant inventory risks that may adversely affect the results of operations of NaaS, and after consummation of the Mergers, of ListCo, due to seasonality, new product launches, rapid changes in product cycles and pricing, defective merchandise, changes in station operator demand and preference and station operator spending patterns, spoilage, and other factors. Demand for charging station hardware products may change between the time inventory or components are ordered and the date of sale. The acquisition of certain types of inventory or components may require significant lead-time and prepayment and they may not be returnable. Any one of the inventory risk factors set forth above may adversely affect the business, financial condition, and results of operations of NaaS, and after consummation of the Mergers, of ListCo.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact the business, financial condition, and results of operations of NaaS.

Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given NaaS’ reliance on the Chinese market, adversely impact the business, financial condition, and results of operations of NaaS, and after consummation of the Mergers, of ListCo.

Acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of key management personnel, disrupt NaaS’ business, dilute shareholder value and adversely affect its results of operations and financial condition.

As part of NaaS’ business strategy, NaaS has made investments in and is expected to make acquisitions of, or investments in, businesses, services or technologies that are complementary to its EV charging services. The process of identifying and consummating acquisitions, investments, and the subsequent integration of new assets and businesses into NaaS’ own business, requires attention from its management and could result in a diversion of resources from its existing business, which in turn could have an adverse effect on its operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions or investments could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business or investment. NaaS may also incur costs and management time on transactions that are ultimately not completed. In addition, NaaS’ due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product, technology or investment, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or issues with employees or customers.

NaaS’ future acquisitions or investments may not ultimately strengthen its competitive position or achieve its goals and business strategy; it may be subject to claims or liabilities assumed from an acquired company, product, or technology; acquisitions or investments it completes could be viewed negatively by its customers, investors, and securities analysts; and NaaS may incur costs and expenses necessary to address an acquired company’s failure to comply with laws and governmental rules and regulations. Additionally, NaaS may be subject to litigation or other claims in connection with the acquired company, including claims from terminated employees, former shareholders or other third parties, which may differ from or be more significant than the risks its business faces. An acquired company may also need to implement or improve its controls, procedures and policies, and NaaS may face associated risks if any of those controls, procedures or policies are insufficiently effective. NaaS may also face retention or cultural challenges associated with integrating employees from the acquired company into its organization. If NaaS is unsuccessful at integrating acquisitions or investments, in a timely manner, the revenue and operating results of NaaS, and after consummation of the Mergers, of ListCo could be adversely affected. Any integration process may require significant time and resources, which may disrupt NaaS’ ongoing business and divert management’s attention, and NaaS may not be able to manage the integration process successfully or in a timely manner. NaaS may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition or investment, or accurately forecast the financial impact of an acquisition or investment transaction or the related integration of such acquisition or investment, including accounting charges and any potential impairment of goodwill and intangible assets recognized in connection with such transaction. NaaS may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any acquisitions or investments, each of which could adversely affect the financial condition of NaaS, and after consummation of the Mergers, of ListCo. Furthermore, the sale of equity or issuance of equity-linked debt to finance any such transaction could result in dilution to the shareholders of NaaS, and after consummation of the Mergers, of ListCo. The occurrence of any of these risks could harm the business, operating results, and financial condition of NaaS, and after consummation of the Mergers, of ListCo.

NaaS’ business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as ListCo expands the scope of such services with other parties.

NaaS does not typically install charging stations at customer sites. These installations are typically performed by NaaS’ partners or electrical contractors with an existing relationship with the customer and/or knowledge of the site. The installation of charging stations at a particular site is generally subject to oversight and regulation in accordance with PRC laws and regulations relating to building codes, safety, environmental protection and related matters, and typically requires various local and other governmental approvals and permits. In addition, building codes, accessibility requirements or regulations may hinder EV charger installation because they end up costing the developer or installer more in order to meet the code requirements. Meaningful delays or cost overruns may impact NaaS’ recognition of revenue in certain cases and/or impact customer relationships, either of which could impact the business and profitability of NaaS, and after consummation of the Mergers, of ListCo.

Furthermore, NaaS may in the future undertake to construct charging stations or install charging piles at customer sites or manage contractors. Working with contractors may require NaaS to obtain licenses or require it or its charging station operator customers to comply with additional rules, working conditions and other union requirements, which can add costs and complexity to a construction or installation project. In addition, if NaaS or the contractors are unable to provide timely, thorough and quality construction or installation-related services, station operator customers could fall behind their construction schedules leading to liability to NaaS or cause station operator customers to become dissatisfied with the solutions NaaS offers and NaaS’ overall reputation would be harmed.

Risks Related to Doing Business in China

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with the Mergers and the Transactions under PRC law, and, if required, it is uncertain whether such approval can be obtained or filing completed or how long it will take to obtain such approval or complete such filing.

Substantially all of the operations of NaaS are, and after consummation of the Mergers, of ListCo will be based in China, they are and will be subject to PRC laws relating to, among others, restrictions over foreign investments and data security. The Chinese government has recently sought to exert more control and impose more restrictions on China-based companies raising capital offshore and such efforts may continue or intensify in the future. The Chinese government’s exertion of more control over overseas listing of, offerings conducted overseas by and/or foreign investment in China-based companies could obstruct the consummation of the Mergers and result in a material change in the operations of NaaS and ListCo, significantly limit or completely hinder their abilities to offer or continue to offer securities to foreign investors, and cause the value of ADSs to significantly decline or be worthless.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and the Mergers and the Transactions may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether NaaS or ListCo can or how long it will take to obtain the approval and, even if such CSRC approval is obtained, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for the Mergers and the Transactions, or a rescission of such approval if obtained, could prevent consummation of Mergers from taking place and ListCo could be delisted by Nasdaq by June 30, 2022 as a result, and subject NaaS and ListCo to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on the operations of NaaS and ListCo, restrictions or limitations on their abilities to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect their business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a PRC domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a PRC domestic company if the listing entity meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the listing entity’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in China the main place of business is in China or carried out in China. According to the Draft Administration Measures, the listing entity or its affiliated PRC domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other activities to achieve overseas listing directly or indirectly. In particular, where a PRC domestic enterprise achieves direct or indirect overseas listing of its assets through acquisition, share swap, transfer or other arrangements for one or more times, it is required to make a filing within three business days after its application for initial public offering or listing, or where such application is not required, within three business days after the initial public disclosure of the relevant transactions. A PRC domestic company is also required to submit a filing with respect to any follow-on offering within three business days after its closing. Failure to comply with any filing requirement may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Information about NaaS—Government Regulations—Regulations Related to Strictly Combating Illegal Securities Activities.”

As of the date of this proxy statement, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further revised or updated, and when they will be promulgated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures do not provide for detailed requirements relating to the substance and form of the filing documents. In a Q&A released on the official website of CSRC, the respondent CSRC official indicated that filing requirements proposed under Draft Provisions and the Draft Administration Measures will apply to future offerings and listings of non-listed PRC domestic companies and follow-on offerings by PRC domestic companies that are already listed overseas. The regulator will separately provide for other filing requirements applicable to PRC companies that are already listed overseas and will allow sufficient time for transition. If the Draft Provisions and the Draft Administration Measures are promulgated in their current forms, the Mergers and Transactions may be qualified as the direct or indirect offering and listing by a PRC domestic company, and NaaS and ListCo may be required to file with the CSRC in accordance with the Draft Administration Measures, and there is no assurance that NaaS and ListCo will be able to complete the filings and fully comply with the new regulations, if applicable, on a timely basis before June 30, 2022, the deadline imposed by the Panel for ListCo to complete the Transactions in order to maintain ListCo’s continued listing on Nasdaq, if at all.

On December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a PRC domestic company, which engages in any prohibited business set out in the list, seeks an overseas offering or listing, it must first obtain the approval from the competent governmental authorities. In addition, the foreign investors in such company must not be involved in its operation or management, and their ownership interest should be subject to limitations imposed under regulations on investments in domestic securities by foreign investors. Because the 2021 Negative List is recently issued, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent NaaS and ListCo will be subject to these new requirements. If ListCo or NaaS is required to comply with these requirements but fail to do so on a timely basis if at all, its business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, there is no assurance that new rules or regulations promulgated in the future will not impose additional requirements on NaaS and ListCo, including with respect to the Mergers and the Transactions. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the 2022 Cybersecurity Review Measures and the Draft Administrative Regulations on Network Data Security, are required for the Mergers or Transactions, it is uncertain whether such approval can be obtained or filing procedures completed, or how long it will take to obtain such approval or complete such filing procedures. Any failure to obtain such approval or complete such filing procedures or any delay in obtaining such approval or completing such filing procedures for the Mergers or Transactions, or a rescission of any such approval if obtained, would subject ListCo and NaaS to sanctions by the CSRC or other PRC regulatory authorities . These regulatory authorities may impose fines and penalties on NaaS’ operations in China, limit NaaS’ and ListCo’s abilities to carry out business operations in China or pay dividends outside China, delay or restrict the repatriation of ListCo’s or NaaS’ offshore funds into China or take other actions that could materially and adversely affect NaaS’ or ListCo’s business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs. The CSRC and other PRC regulatory authorities may also order NaaS and ListCo, or make it advisable for NaaS and ListCo, to not to proceed with or close the Mergers and Transactions, or to unwind or reverse the Mergers and the Transactions after the Closing. In addition, if the CSRC or other regulatory authorities in China subsequently promulgate new rules or issue directives requiring that NaaS and ListCo obtain additional approvals or complete additional filing or other regulatory procedures for ListCo’s prior offerings overseas, there is no assurance that NaaS and ListCo will be able to comply with these requirements and may not be able to obtain any waiver of such requirements, if and when procedures are established to obtain such a waiver. Any of the foregoing could materially and adversely affect ListCo’s business, prospects, financial condition, reputation, and the trading price of ListCo’s listed securities. In addition, if the Mergers are not consummated, ListCo could be delisted by Nasdaq by June 30, 2022.

The PRC government will have significant oversight over NaaS’ business operation which could result in a material adverse change in NaaS’ operations.

The PRC government will have significant oversight over the conduct of NaaS’ business, and the PRC government may influence NaaS’ operations, which could result in a material adverse change in its operation, and after consummation of the Mergers, the value of the ADSs. Also, the PRC government has recently indicated that it may exert more oversight and control over offerings that are conducted overseas by or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities published the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the CAC released the Administrative Regulation on Network Data Security for public comments through December 13, 2021, or the Draft Administrative Regulation on Network Data Security, for public comments, which stipulates, among others, that a prior cybersecurity review is required for the overseas listing of data processors who process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the Chinese government promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country are required to file for cybersecurity review with the Cybersecurity Review Office.

There is a general lack of official guidance with respect to the implementation and interpretation of the 2022 Cybersecurity Review Measures and the Opinions given the recency of their issuance. It is also uncertain when and in what form will the Draft Regulations be enacted and how they will be interpreted and implemented by the relevant PRC governmental authorities once in effect. As a result, NaaS and ListCo may be required to obtain regulatory approvals from and complete additional procedures with the CSRC, CAC or other PRC governmental authorities for the Mergers and the Transactions under prevailing laws and regulations. In addition, if the CSRC, CAC or other regulatory agencies subsequently promulgate new rules or regulations that require NaaS or ListCo to obtain additional approvals or complete additional procedures for the Mergers or the Transactions, or for the overseas listing or offering by NaaS or ListCo, such approvals may not be obtained and such procedures may not be completed in a timely manner before June 30, 2022, the deadline imposed by the Nasdaq Hearings Panel for ListCo to complete the Transactions in order to maintain ListCo’s continued listing on Nasdaq, or at all. Any such circumstance could significantly limit or completely hinder the ability of NaaS and ListCo to complete the Mergers or the Transactions or to offer or continue to offer securities in conjunction with or after consummation of the Mergers and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting NaaS’ operations could, upon consummation of the Mergers, cause the value of the ADSs to significantly decline. Therefore, investors of the ADSs face potential uncertainty from actions taken by the PRC government affecting NaaS’ business.

Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect NaaS’ business and operations.

Substantially all of the assets and operations of NaaS are, and after consummation of the Mergers, of ListCo will be, located in China. Accordingly, the business, financial condition, results of operations, and prospects of NaaS, and after consummation of the Mergers, of ListCo may be influenced to a significant degree by political, economic, and social conditions in China generally and by continued yet slowing economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through resource allocation, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down in recent years. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could lead to reduction in demand for the services and products of NaaS and adversely affect its competitive position, and could adversely affect the business and operating results of NaaS, and upon consummation of the Mergers, of ListCo. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on NaaS, and after consummation of the Mergers, on ListCo. For example, the financial condition and results of operations of NaaS, and after consummation of the Mergers, of ListCo may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect the business and operating results of NaaS, and after consummation of the Mergers, of ListCo.

Uncertainties with respect to the PRC legal system could adversely affect us.

NaaS conducts, and after consummation of the Mergers, ListCo will conduct its business primarily through subsidiaries in China. Operations in China will be governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection NaaS, ListCo and their PRC subsidiaries enjoy. These uncertainties may affect NaaS’ or ListCo’s judgment on the relevance of legal requirements and its ability to enforce contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from NaaS or ListCo.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, NaaS or ListCo may not be aware of its violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC government has significant oversight over the conduct of NaaS’ business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas by and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder the ability of NaaS and ListCo to complete the Mergers or to offer or continue to offer securities in conjunction with or after consummation of the Mergers and cause the value of such securities to significantly decline or be worthless.

The PCAOB is currently unable to inspect ListCo’s auditor in relation to their audit work performed for ListCo’s financial statements and the inability of the PCAOB to conduct inspections over ListCo’s auditor deprives ListCo’s investors with the benefits of such inspections.

ListCo’s auditor which is expected to be retained by ListCo upon consummation of the Mergers, the independent registered public accounting firm that issues the audit report incorporated by reference into this proxy statement, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since ListCo’s auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, ListCo’s auditor is not currently inspected by the PCAOB. As a result, ListCo and investors in the Shares and ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of the independent registered public accounting firm of ListCo’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in ListCo’s audit procedures and reported financial information and the quality of ListCo’s financial statements.

The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states that if the SEC determines that ListCo has filed audit reports issued by a registered public accounting firm that has not been subject to inspection of the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the Shares or ADS from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified ListCo’s auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of ListCo’s auditor before the issuance of ListCo’s financial statements on Form 20-F for the year ending December 31, 2022 and 2023 which are due by April 30, 2023 and 2024 respectively, or at all, is subject to substantial uncertainty and depends on a number of factors out of ListCo’s and its auditor’s control. If the Shares and ADSs are prohibited from trading in the United States, there is no certainty that ListCo will be able to list on a non-U.S. exchange or that a market for the Shares or ADSs will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect ListCo’s ability to raise capital on terms acceptable to it, or at all, which would have a material adverse impact on ListCo’s business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then the Shares and ADSs could be prohibited from trading in the United States in early 2023.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding NaaS’ corporate structure prior to the completion of its Restructuring.

Historically, NaaS’ operations in China were conducted primarily through Kuaidian Power Beijing and its subsidiaries. NaaS obtained control over Kuaidian Power Beijing by entering into the VIE Agreements. As a result, NaaS has been regarded as the primary beneficiary of Kuaidian Power Beijing, and treated Kuaidian Power Beijing as its consolidated VIE. As part of the Restructuring, Naas will terminate the VIE Agreements and concurrently acquire the entire equity interest in Kuaidian Power Beijing. The Restructuring is expected to be completed in April 2022 and in any event prior to consummation of the Mergers. As a result of the Restructuring, NaaS will not have any VIE and will conduct its operations in China through its subsidiaries.

Prior to the completion of the Restructuring, however, there remain substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of Dada Auto Inc., NaaS’ Cayman Islands holding company, with respect to the VIE Agreements entered into with Kuaidian Power Beijing and Kuaidian Power Beijing’s nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If NaaS or Kuaidian Power Beijing is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, registrations, or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including the imposition of fines, confiscation of income, revocation of business licenses or operating licenses, demanding the relinquishment of NaaS’ interests in Kuaidian Power Beijing and its operations, and the suspension or termination of the Mergers and the Transactions.

NaaS may be required to obtain additional licenses in relation to its ongoing business operations and subject to penalties for failing to obtain certain licenses with respect to its past operations.

NaaS conducts its business in China through its PRC subsidiaries, each of which is required to obtain, and has obtained, a business license and, where applicable, certain additional operating licenses and permits in connection with its operations.

Considering (i) the uncertainties around the interpretation and implementation of PRC laws and regulations and the enforcement practice by relevant government authorities, (ii) the PRC government’s ability to intervene in or influence its operations at any time, and (iii) the rapid evolvement of PRC laws, regulations, and rules which may be preceded with little or no advance notice, NaaS may be subject to additional licensing requirements, and its conclusion on the status of its licensing compliance may prove to be mistaken. There is no assurance that NaaS, or after consummation of the Mergers, ListCo, will be in compliance with all licensing requirements applicable or will not be subject to any penalty in the future due to the lack or insufficiency of approvals or permits. The failure of NaaS, or after consummation of the Mergers, of ListCo to obtain or to thereafter maintain any permit or license required of it may result in the suspension or termination of, or otherwise give rise to a material adverse change to, its businesses, which would materially and adversely affect its financial condition and results of operations and cause the ADSs to significantly decline in value.

As an example, the People’s Bank of China, or the PBOC, issued the Administrative Measures on Non-Financial Institution Payment Service in June 2010 pursuant to which a non-financial institution offering payment services must obtain a payment business license. The PBOC subsequently issued a notification in November 2017, or the PBOC Notice, relating to the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. As part of NaaS’ business operation prior to the Restructuring, end-users were required to make prepayments through Kuaidian under certain circumstances, including to initiate certain services through Kuaidian. This could potentially have constituted issuance of prepaid cards by NaaS under then prevailing PRC laws and regulations and required a payment business license. In line of market practice, NaaS had previously engaged licensed entities such as third-party payment institutions and commercial bank to provide payment settlement services. However, because there were and remain to be uncertainties with respect to the implementation and interpretation of the applicable laws and as these laws continue to evolve, the PBOC and other governmental authorities may find NaaS’ settlement mechanisms to be in violation of the Administrative Measures on Non-Financial Institution Payment Service, the PBOC Notice or other related regulations. If such determination is made, NaaS may be subject to penalties and the businesses and results of operations if NaaS, and after consummation of the Mergers, of ListCo could be materially and adversely affected.

There are uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by NaaS’ non-PRC holding companies.

Pursuant to the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report the Indirect Transfer to the competent tax authority of the PRC resident enterprise.

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes certain rules with respect to the Indirect Transfer under SAT Circular 698 but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one contemplated under SAT Circular 698. SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal restructurings of group companies and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferors and transferees (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which will be deemed as an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from the relevant Indirect Transfer may be subject to PRC enterprise income tax, and the transferor will be subject to the obligation to withhold applicable taxes, currently at a rate of 10%.

On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which became effective on December 1, 2017 and abolished SAT Circular 698 as well as certain provisions in SAT Circular 7. The SAT Bulletin 37 further clarifies the practice and procedure for the withholding of non-resident enterprise income tax. Pursuant to SAT Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and the non-resident enterprise receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both parties may be subject to penalties.

NaaS faces uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, including the Mergers and the Transactions. NaaS may be subject to filing obligations or taxed or subject to withholding obligations with respect to such transactions, under SAT Public Notice 7 and SAT Bulletin 37. For transfers of shares in NaaS by investors that are non-PRC resident enterprises, its PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7 and SAT Bulletin 37. As a result, NaaS, and after consummation of the Mergers, ListCo may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Bulletin 37 or to request the relevant transferors from whom it purchases taxable assets to comply with these circulars, or to establish that it should not be taxed under these circulars, which may have a material adverse effect on the financial condition and results of operations of NaaS, and after consummation of the Mergers, of ListCo.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject NaaS to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to these plans based on the salaries, including bonuses and allowances, of the relevant employees subject to any maximum amount of contribution specified by local authorities from time to time. This has however not been implemented consistently by local authorities. Certain of NaaS’ subsidiaries in China have not made adequate employee benefit payments, and as a result, NaaS may be required to make up for the contributions due and to pay late fees and fines.

Risks Related to the Mergers

Failure to satisfy the conditions to the Closing of the Mergers on a timely basis or at all could cause delay and additional expense or prevent the Mergers from occurring altogether.

The Merger Agreement contains conditions to Closing that must be fulfilled (or, as permitted by law and in accordance with the Merger Agreement, waived by the parties) in order to complete the Mergers. Several of these conditions, such as obtaining shareholder approval of ListCo and the Nasdaq listing, are partially or largely outside of the control and timing of NaaS or ListCo and may be driven by factors unrelated to the Mergers or the parties thereto. The Merger Agreement may be terminated by either party if the Closing does not occur by July 11, 2022, or if ListCo is delisted from Nasdaq. Should satisfaction of these conditions take longer than the parties anticipate, or if any condition is not met by such date, the parties will need to mutually agree to either postpone the Closing until the condition(s) are met or to waive or amend the condition. If a Closing condition cannot be met on a timely basis, or the parties are unable to agree on a waiver or amendment, the Closing may be delayed or the Merger Agreement may be terminated, subject to the terms and conditions contained therein. There can be no assurance that the conditions to the Closing will be satisfied or waived or that the Mergers will be completed. Any delay in completing the Mergers could cause NaaS and ListCo not to realize some or all of the benefits that the parties expect the Mergers to achieve. Furthermore, the parties will fail to realize any benefits of the Mergers should the Closing not occur, and in such event, each party will be subject to the go-forward risks of its respective business, potential reputational and economic harm that may result from a failure to consummate the Mergers, and the economic burden of fees and expenses associated with the Merger Agreement. In addition, if the Mergers are not consummated, ListCo could be delisted by Nasdaq by June 30, 2022.

In any event, any prolonged uncertainty as to whether the Mergers will be consummated could lead to a material and adverse effect on the business, financial condition and results of operations of ListCo and NaaS.

Certain of ListCo’s directors, executive officers and major shareholders have interests in the Mergers that are different from, and may potentially conflict with, ListCo’s interests and the interests of its unaffiliated shareholders.

Certain of ListCo’s directors, executive officers and major shareholders have interests in the Merger that may be different from, or in addition to, the interests of unaffiliated shareholders and that may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, ListCo’s directors and executive officers may be entitled to continued indemnification and insurance coverage. See “Proposal I: the Merger Proposal — Interests of ListCo Directors and Executive Officers in the Mergers” beginning on page 85. In addition, the ListCo Major Shareholder, which owns approximately 59.7% of ListCo Ordinary Shares, has executed agreements to become the beneficial owner of approximately 0.9% of NaaS, and beneficially owns approximately 15.8% of Newlink.

NaaS is not a publicly traded company and does not have a long operating history, making it difficult to determine the fair market value of NaaS or the Merger consideration.

NaaS’ shares are and have been privately held and are not currently traded on any public market. In addition, NaaS began its operations in 2019 and does not have a long operating history. As a result, it is difficult to determine the fair market value of NaaS or of its shares. Any estimate of the fair market value of NaaS or any NaaS share is only an estimate and depends on multiple variables, including market activity, the impact of the Mergers, and other factors, that could positively or negatively affect such values. Any change in NaaS’ financial condition or results of operations may cause significant variations in the price of its shares.

While the Audit Committee has engaged China Renaissance for its analysis and the Opinion as to the fairness of the Merger consideration from a financial point of view, which analysis requires an estimate of the value of NaaS, such analysis are estimates made on the basis of the historical financial statements and presently available information of NaaS and ListCo, and are subject to numerous assumptions and factors, including about NaaS and ListCo individually, and their current and future financial condition and results of operations.

The Merger consideration consists of a fixed aggregate amount of ListCo Ordinary Shares and is not adjusted before or at the Closing to account for the performance of ListCo or NaaS.

The aggregate number of ListCo Ordinary Share to be issued as Merger consideration is a fixed amount that will not be adjusted before or at the Closing (other than to reflect the economic effect of share split, reverse share split, share dividend, reclassification, combination, exchange of shares, change or readjustment in change), including if the performance of ListCo’s business improves or NaaS’ business deteriorates in the period after the execution of the Merger Agreement and before the Closing.

The Shares and the ADSs would be subject to delisting from Nasdaq if ListCo is unable to achieve and maintain compliance with Nasdaq’s continued listing standards. In addition, Nasdaq may not approve the initial listing application in connection with the Transactions.

It is a closing condition to the Mergers that (i) ListCo shall remain continuously listed on Nasdaq, (ii) ListCo’s initial listing application with Nasdaq in connection with the Transactions shall have been approved, and (iii) it shall have been reasonably expected that immediately following the Closing, ListCo will satisfy any applicable initial listing requirements of Nasdaq.

ListCo was notified by the Listing Qualifications department (the “Staff”) of Nasdaq on January 11, 2022, that the Staff had determined to delist ListCo’s securities unless ListCo timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”). The Staff’s determination was based upon its conclusion that ListCo is a “public shell” as that term is defined in Nasdaq Listing Rule 5101 as the result of ListCo’s sale of substantially all of its assets on December 30, 2021, as well as ListCo’s failure to timely file its interim balance sheet and income statement for the period ended June 30, 2021 with the SEC. ListCo filed its interim balance sheet and income statement for the period ended June 30, 2021 with the SEC on January 11, 2022, and has therefore regained compliance with Nasdaq Listing Rule 5250(c)(2). ListCo also made a request on January 18, 2022, for a hearing before the Panel, which request has stayed any further delisting action by Nasdaq at least pending the hearing and the expiration of any extension that may be granted to ListCo by the Panel. On March 9, 2022, ListCo received a letter from Nasdaq informing it of a favorable decision from the Nasdaq Hearings Panel to grant ListCo’s request for continued listing on Nasdaq through June 30, 2022, subject to certain conditions, which included that on or before the same date, ListCo shall have completed the previously announced proposed business combination with NaaS, evidenced compliance with all applicable initial listing criteria for Nasdaq as required by Listing Rule 5505, and achieve other interim milestones with respect to obtaining shareholder approval of the business combination by April 30, 2022, and completing the financial audits of both the Company and NaaS by May 31, 2022.

If ListCo could not satisfy the conditions for continued listing imposed by the Panel, ListCo’s securities would be delisted and subject to suspension. The suspension and delisting of the ADSs would lead to decreases in analyst coverage and market-making activity relating to the Shares, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for ListCo’s shareholders to sell their Shares at prices comparable to those in effect prior to delisting or at all.

Furthermore, an initial listing application in connection with the Transactions has been submitted to Nasdaq on February 15, 2022. There can be no assurance that Nasdaq will approve the listing application. If such approval is not obtained, neither NaaS nor ListCo would be required to consummate the Mergers and the price of the ADSs could significantly decline. Additionally, if the approval of Nasdaq of the initial listing application is not obtained, but the parties nevertheless waive the applicable closing conditions, Rise shareholders would be holding ListCo Class A Ordinary Share that do not trade on an exchange. Even if the ListCo Class A Ordinary Share is listed on Nasdaq, its public market may not be liquid or ListCo may be unable to maintain the listing on Nasdaq in the future.

Each party is subject to business uncertainties and contractual restrictions while the Mergers are pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the Mergers, it is possible that some customers, suppliers and other business partners with whom ListCo and/or NaaS has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with ListCo or NaaS, as the case may be, as a result of the Mergers or otherwise, which could negatively affect ListCo’s or NaaS’ business, regardless of whether the Mergers are completed. The pending transaction could also divert management time and resources that could otherwise have been devoted to other opportunities that may have been beneficial to NaaS or ListCo.

Under the terms of the Merger Agreement, ListCo and NaaS are subject to certain restrictions on the conduct of their respective businesses prior to the Closing which may adversely affect their ability to execute certain of its business strategies. Such limitations could adversely affect ListCo’s or NaaS’ business and operations.

ListCo has not obtained, and does not expect to obtain, an updated opinion from China Renaissance reflecting changes in circumstances that may have occurred since the signing of the Merger Agreement.

The Opinion was rendered orally to the Audit Committee by China Renaissance in connection with, and at the time of, the Audit Committee’s evaluation of the Mergers on February 5, 2022, and subsequently confirmed in writing as of February 7, 2022, and does not speak as of any other date. The Opinion was based on information made available to China Renaissance as of the date of its Opinion, which may have changed, or may change, after the date of such Opinion. ListCo has not obtained an updated opinion from China Renaissance or form any other party as of the date of this proxy statement and does not expect to obtain an updated opinion prior to consummation of the Mergers. Changes in the operations and prospects of ListCo or NaaS, general market and economic conditions and other factors which may be beyond the control of ListCo and NaaS, and on which the Opinion was based, may have altered the prices or values of shares of the ADSs or shares of NaaS since the date of such Opinion, or may alter such values and prices by the time the Mergers are completed. For a description of the Opinion, see “Proposal I: The Merger Proposal – Opinion of the Audit Committee’s Financial Advisor.”

Risks Related to the Ownership of the Shares or ADSs

The multi-class share structure of ListCo upon consummation of the Mergers with different voting rights will significantly limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the ListCo Class A Ordinary Shares and the ADSs may view as beneficial.

ListCo’s authorized and issued ordinary shares will divided into ListCo Class A Ordinary Shares, ListCo Class B Ordinary Shares and ListCo Class C Ordinary Shares upon consummation of the Mergers. In respect of matters requiring the votes of shareholders of ListCo, holders of ListCo Class A Ordinary Shares, ListCo Class B Ordinary Shares and ListCo Class C Ordinary Shares vote together as one class, and holders of ListCo Class A Ordinary Shares are entitled to one vote per share while holders of ListCo Class B Ordinary Shares and ListCo Class C Ordinary Shares are entitled to ten votes per share and two votes per share, respectively. Each ListCo Class B Ordinary Share and each ListCo Class C Ordinary Share is convertible into one ListCo Class A Ordinary Shares at any time by the holder thereof, while ListCo Class A Ordinary Shares are not convertible into ListCo Class B Ordinary Share or ListCo Class C Ordinary Shares under any circumstances. The second amended and restated memorandum and articles of association of ListCo prohibits any ListCo Class B Ordinary Shares held by Newlink from being disposed of or otherwise transferred to any person other than to Mr. Dai and persons affiliated with him. The second amended and restated memorandum and articles of association of ListCo also requires any ListCo Class B Ordinary Shares or ListCo Class C Ordinary Shares to be automatically converted into ListCo Class A Ordinary Shares upon a transfer of such ListCo Class B Ordinary Shares or ListCo Class C Ordinary Shares to any person other than to Mr. Dai and persons affiliated with him.

As of the date of this proxy statement, Newlink beneficially owns an aggregate of 50,000,000 ordinary shares, which account for approximately 83.4% of the issued and outstanding ordinary shares of NaaS and approximately 83.4% of the voting power represented by all the issued and outstanding shares of NaaS. Upon consummation of the Mergers, Newlink is expected to beneficially own 248,888,073 ListCo Class B Ordinary Shares and 1,398,659,699 ListCo Class C Ordinary Shares, which account for an aggregate of 91.4% of the voting power represented by all the issued and outstanding shares of ListCo. As a result, Newlink will have the power to control all matters submitted to ListCo’s shareholders for approval, including the election of directors, amendments of its organizational documents and any merger, consolidation, sale of all or substantially all of its assets and all other major corporate transactions. Mr. Dai, as the chairman of the board of directors and chief executive officer of Newlink, is expected to be able to exercise, through Newlink, significant influence and veto power over matters submitted to ListCo’s shareholders for approval. In addition, after consummation of the Mergers, Newlink may choose to distribute all or any shares of ListCo to Newlink’s shareholders. By way of example, a distribution of 100% of the shares of ListCo to Newlink’s shareholders will result in all issued and outstanding ListCo Class C Ordinary Shares being converted into ListCo Class A Ordinary Shares and all issued and outstanding ListCo Class B Ordinary Shares being held by Mr. Dai or his affiliates, and those ListCo Class B Ordinary Shares are expected to account for approximately 46.1% of the voting power represented by all the issued and outstanding shares of ListCo, giving Mr. Dai the direct power to control all matters submitted to ListCo’s shareholders for approval.

Each of Newlink and Mr. Dai may have interests that differ from the interests of the other shareholders of ListCo and may vote its Class B Ordinary Shares and/or Class C Ordinary Shares in ways with which other shareholders may disagree or which may be adverse to such other shareholders’ interests. The concentrated control over ListCo will likely exist regardless of whether and to what extent Newlink distributes to its shareholders any Shares after consummation of the Mergers, and will have the effect of delaying, preventing or deterring a change in control of ListCo, could deprive its shareholders of an opportunity to receive a premium for their Shares as part of a sale of ListCo, and could have a negative effect on the market price of the Shares or the ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs has fluctuated significantly since the announcement of the proposed Mergers and will continue to be volatile and could fluctuate widely. Many factors that are beyond the control of NaaS and ListCo may materially adversely affect the market price and marketability of the ADSs and ListCo’s ability to raise capital through equity financings. These factors include the following:

•	regulatory developments affecting NaaS or its industry;

•	status of the Transactions and satisfaction of conditions precedent to the closing of the Transactions;

•	variations in NaaS’ or ListCo’s revenues, earnings, cash flow and data related to its operations;

•	changes in market condition, market potential and competitive landscape;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by NaaS or its competitors;

•	fluctuations in global and Chinese economies;

•	changes in financial estimates by securities analysts;

•	adverse publicity about NaaS or its industry;

•	additions or departures of key personnel and senior management;

•	release of lock-up or other transfer restrictions on ListCo’s outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If ListCo were involved in a class action suit, it could divert a significant amount of ListCo management’s attention and other resources from its business and operations and require it to incur significant expenses to defend the suit, which could harm its results of operations. Any such class action suit, whether or not successful, could harm ListCo’s reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against ListCo, it may be required to pay significant damages, which could have a material adverse effect on its financial condition and results of operations.

The price of our ADSs currently does not meet the requirements for continued listing on Nasdaq. If we fail to maintain or regain compliance with the minimum listing requirements, our ADSs will be subject to delisting. Our ability to publicly or privately sell equity securities and the liquidity of our ADSs or ordinary shares could be adversely affected if our ADSs are delisted.

The continued listing standards of Nasdaq require, among other things, that the minimum price of a listed company’s ADS be at or above $1.00. If the minimum bid price is below $1.00 for a period of more than 30 consecutive trading days, the listed company will fail to be in compliance with Nasdaq’s listing rules and, if it does not regain compliance within the grace period, will be subject to delisting. The bid price of our ADSs has recently closed below the minimum $1.00 per share requirement and on September 27, 2021 we received a notification of noncompliance from Nasdaq. In order to regain compliance, the bid price of our ADSs must close at a price of at least $1.00 per ADS for a minimum of 10 consecutive trading days. ListCo plans to regain compliance immediately prior to or concurrently with consummation of the Mergers.

In such circumstance, if we fail to regain compliance, our ADSs will be subject to delisting. Delisting from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

ListCo will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules upon consummation of the Mergers and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

It is expected that, subject to certain assumptions, Newlink will have the right to vote 91.4% of the Shares upon consummation of the Mergers. As a result, ListCo will be a “controlled company” as defined under the Nasdaq Stock Market Rules as set forth in Listing Rule 5605(b), because Newlink will own more than 50% of ListCo’s total voting power. For so long as ListCo remains a controlled company, it will be permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of its board of directors must be independent directors or that it has to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ListCo may be a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

ListCo will be a “passive foreign investment company,” or PFIC, if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of ListCo’s assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, ListCo has historically treated its consolidated affiliates as being owned by ListCo, and intend to treat ListCo’s consolidated affiliates following the Mergers as owned by ListCo, for United States federal income tax purposes because ListCo exercises effective control over the operation of such entities and ListCo is entitled to substantially all of their economic benefits. In addition, for a corporation that would otherwise be a PFIC for a taxable year, pursuant to the “change of business exception” a corporation is not treated as a PFIC for a taxable year if (1) neither the corporation nor any of its predecessors was a PFIC for any prior taxable year, (2) either substantially all of the passive income for the taxable year is attributable to proceeds from the disposition of an active trade or business or substantially all of the passive assets on each measuring date are attributable to proceeds from such a disposition and (3) the corporation reasonably does not expect to be a PFIC and is not a PFIC for either of the first two taxable years following the relevant taxable year.

Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, ListCo cannot assure you that ListCo will not be a PFIC for the current taxable year or any future taxable year. The determination of whether ListCo is or will become a PFIC will depend upon the composition of ListCo’s income (which may differ from ListCo’s historical results and current projections) and assets and the value of ListCo’s assets from time to time, including, in particular, the value of ListCo’s goodwill and other unbooked intangibles (which may depend upon the market value of ListCo’s ADSs from time-to-time and may be volatile) and may also depend on the availability of the change of business exception described above. Among other matters, if ListCo’s market capitalization declines, ListCo’s may be a PFIC for the current or future taxable years. It is also possible that the Internal Revenue Service may challenge ListCo’s classification or valuation of ListCo’s goodwill and other unbooked intangibles, which may result in ListCo being, or becoming, a PFIC for the current taxable year or future taxable years. The determination of whether ListCo will be or become a PFIC may also depend, in part, on how, and how quickly, ListCo uses its liquid assets and cash. Under circumstances where ListCo retains significant amounts liquid assets, including cash, or if ListCo’s consolidated affiliates were not treated as owned by ListCo for United States federal income tax purposes, ListCo’s risk of being a PFIC may substantially increase. If ListCo is a PFIC in any taxable year, a U.S. Holder may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an ‘‘excess distribution’’ under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if ListCo is a PFIC for any year during which a United States Holder holds ListCo’s ADSs or ordinary shares, ListCo generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds ListCo’s ADSs or ordinary shares.

ListCo will not pay dividends for the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

It is intended for ListCo to retain any future earnings to finance the operation and expansion of its business, and it does not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in the ADSs if the market price of the ADSs increases.

Substantial future sales or perceived sales of the Shares or ADSs in the public market could cause the price of the ADSs to decline.

Sales of the Shares or ADSs, either in the public market or through private placement, or the perception that these sales could occur, could cause the market price of the ADSs to decline. It cannot be predicted what effect, if any, market sales of securities held by ListCo’s significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because ListCo is incorporated under Cayman Islands law.

ListCo is an exempted company incorporated under the laws of the Cayman Islands with limited liability. ListCo’s corporate affairs are governed by its amended and restated memorandum and articles of association (or the second amended and restated memorandum and articles of association of ListCo upon consummation of the Mergers), the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against ListCo and its directors, actions by minority shareholders and the fiduciary duties of ListCo directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of ListCo shareholders and the fiduciary duties of ListCo directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like ListCo have no general rights under Cayman Islands law to inspect corporate records (other than the amended and restated memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. ListCo directors have discretion under its amended and restated memorandum and articles of association (or the second amended and restated memorandum and articles of association of ListCo), to determine whether or not, and under what conditions, ListCo’s corporate records may be inspected by its shareholders, but are not obliged to make them available to ListCo shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. If ListCo chooses to follow its home country practice in the future, ListCo shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have greater difficulty in protecting their interests in the face of actions taken by ListCo’s management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

After consummation of the Mergers, ListCo’s corporate structure, together with applicable law, may impede ListCo shareholders from asserting claims against NaaS and its principals.

Almost all of NaaS’ operations and records, and most of its senior management are located in China. Shareholders of companies such as ListCo have limited ability to assert and collect on claims in litigation against ListCo’s PRC subsidiaries, which will include NaaS upon consummation of the Mergers, and their principals. In addition, China has very restrictive secrecy laws that prohibit the delivery of many of the financial records maintained by a business located in China to third parties absent PRC government’s approval. Since discovery is an important part of proving a claim in litigation, and since most if not all of NaaS’ records will be in China, PRC secrecy laws could frustrate efforts to prove a claim against NaaS or its management. In addition, in order to commence litigation in the United States against an individual such as an officer or director, that individual must be served. Generally, service requires the cooperation of the country in which a defendant resides. China has a history of failing to cooperate in efforts to affect such service upon PRC citizens in China.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about ListCo’s business, the market price for the ADS and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about ListCo or its business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover ListCo downgrade the ADSs or publish inaccurate or unfavorable research about its business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of ListCo or fail to publish reports on ListCo regularly, ListCo could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

Upon consummation of the Mergers, ListCo will be a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it will be exempt from certain provisions applicable to U.S. domestic public companies.

Upon consummation of the Mergers, ListCo is expected to qualify as a foreign private issuer under the Exchange Act, and exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

ListCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information ListCo will be required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

ListCo will continue to be an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

Upon consummation of the Mergers, ListCo is expected to qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, it may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if ListCo elects not to comply with such reporting and other requirements, in particular the auditor attestation requirements, ListCo’s investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. ListCo is expected to not “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, ListCo’s financial statements may not be comparable to companies that comply with public company effective dates.

If ListCo fails to implement or maintain an effective system of internal controls in the future, ListCo may be unable to accurately report its financial condition or results of operations, which may adversely affect investor confidence in ListCo and, as a result, the market price of the ADSs.

NaaS has been a private company since its inception and, as such, it has not had the internal control and financial reporting requirements that are required of a publicly traded company. Upon consummation of the Mergers, NaaS will be operating as wholly owned subsidiary of ListCo, which is a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that ListCo includes a report from management on its internal control over financial reporting. In addition, once ListCo ceases to be an “emerging growth company,” its independent registered public accounting firm must attest to and report on the effectiveness of its internal control over financial reporting. The management of ListCo may conclude that its internal control over financial reporting is not effective. Moreover, even if its management concludes that its internal control over financial reporting is effective, ListCo’s independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with ListCo’s internal controls or the level at which its controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from ListCo. It may be unable to timely complete its evaluation testing and any required remediation.

After consummation of the Mergers, ListCo may identify certain deficiencies in its internal control over financial reporting in the course of preparing its consolidated financial statements. There can be no assurance as to when these deficiencies will be remediated or that additional deficiencies, which may be significant, or material weaknesses will not arise in the future. Any failure to remediate deficiencies, or the development of new deficiencies or material weaknesses in ListCo’s internal control over financial reporting, could result in material misstatements in ListCo’s financial statements, which in turn could have a material adverse effect on ListCo’s financial condition.

Ineffective internal control over financial reporting could expose ListCo to increased risk of fraud or misuse of corporate assets or inaccurate reporting of financial conditions and results of operations and subject ListCo to potential delisting from the stock exchange on which ListCo is listed, regulatory investigations and civil or criminal sanctions. ListCo may also be required to restate its financial statements from prior periods. If ListCo fails to achieve and maintain an effective internal control environment, it could suffer material misstatements in its financial statements and fail to meet its reporting obligations, which would likely cause investors to lose confidence in ListCo’s reported financial information. This could in turn limit ListCo’s access to capital markets, result in deterioration in its financial condition and results of operations, and lead to a decline in the market price of the ADSs.

THE EXTRAORDINARY GENERAL MEETING

Time, Place and Purpose of the Extraordinary General Meeting

This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by the Board of Directors for use at the extraordinary general meeting to be held at our offices, located at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China, on April 29, 2022, at 10:00 a.m., China Standard Time, or at any adjournment thereof.

The purpose of the extraordinary general meeting is for our shareholders to consider and vote upon:

(i)	the Merger Proposal (“Proposal I”);

(ii)	the Name Change Proposal (“Proposal II”);

(iii)	the Variation of Share Capital Proposal (“Proposal III”);

(iv)	the Amendment Proposal (“Proposal IV”);

(v)	the General Authorization Proposal (“Proposal V”) and

(vi)	the Adjournment Proposal (“Proposal VI”).

Recommendations of the Audit Committee and the Board

On February 5, 2022, the Audit Committee unanimously (a) determined that the Merger Agreement and the Transactions are fair to and in the best interests of ListCo and its shareholders, (b) declared it advisable to enter into the Merger Agreement and the transaction agreements contemplated by the Merger Agreement, and (c) recommended that the Board adopt a resolution approving the Merger Agreement, the plans of merger and the Transactions, including the Mergers, and recommending that the shareholders of ListCo authorize and approve by way of a special resolution the Merger Agreement, the plans of merger and the Transactions.

After careful consideration and upon the unanimous recommendation of the Audit Committee composed solely of directors who are independent of and unaffiliated with any of the management members of ListCo, the ListCo Major Shareholder, NaaS, Merger Sub, Merger Sub II or their affiliates, the Board (with Mr. Jia Zhu and Mr. Zhongjue Chen recusing) authorized and approved the Merger Agreement and the plans of merger and recommends that you vote (a) FOR the proposal to authorize and approve the Merger Agreement, the plans of merger and the transactions contemplated by the Merger Agreement and the plans of merger, including the Mergers, (b) FOR the proposal to approve the change of the corporate name of ListCo from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” effective immediately prior to the Effective Time; (c) FOR the proposal to approve the variation of the authorized share capital of ListCo effective immediately prior to the Effective Time; (d) FOR the proposal to adopt the second amended and restated memorandum and articles of association of ListCo substantially in the form attached as Annex J to this proxy statement, effective immediately prior to the Effective Time; (e) FOR the proposal to authorize each of the directors and officers of ListCo to do all things necessary to give effect to the Merger Agreement, the plans of merger, and the transactions contemplated by the Merger Agreement and plans of merger, including the Mergers and, effective immediately prior to the Effective Time, the Change of Name, the Variation of Share Capital and the Amendment of the M&A; and (f) FOR the proposal to approve the adjournment of the extraordinary general meeting, if necessary, to permit further solicitation of proxies if there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting. For the factors considered by the Board in reaching this decision, see “Proposal I: The Merger Proposal—Background of the Mergers.”

Record Date and Quorum

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name in ListCo’s register of members at the close of business in the Cayman Islands on April 11, 2022, the Share record date for voting at the extraordinary general meeting. If you own ADSs on April 4, 2022, the ADS record date (and do not convert such ADSs and become a registered holder of the Shares underlying such ADSs as explained below), you cannot attend or vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the registered holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 12:00 p.m. (New York City Time) on April 27, 2022 in order to ensure your Shares are properly voted at the extraordinary general meeting. Alternatively, if you own ADSs on the ADS record date, you may attend and vote at the extraordinary general meeting by converting your ADSs into Shares (and certifying you have not instructed, and will not instruct, the ADS depositary to vote the Shares represented by your ADSs) before the close of business in New York City on April 8, 2022 and becoming a registered holder of Shares prior to the close of business in the Cayman Islands not later than April 11, 2022, the Share record date. Each outstanding Share on the Share record date entitles the holder to one vote on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the Share record date, there will be 118,499,830 Shares issued and outstanding and entitled to vote at the extraordinary general meeting. If you have Shares registered in your name on the Share record date, the deadline for you to lodge your proxy card and vote is April 27, 2022 at 12:00 p.m. (China Standard Time). See “—Procedures for Voting” below.

Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plans of Merger

In order for the Mergers to be consummated, the Merger Agreement, the plans of merger and the transactions contemplated by the Merger Agreement and the plans of merger, including the Mergers, must be authorized and approved by a special resolution of ListCo passed by affirmative votes cast by such shareholders representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Based on the number of Shares we expect to be issued and outstanding and entitled to vote on the Share record date, and assuming that all shareholders will be present and vote in person or by proxy at the extraordinary general meeting, approximately 8,199,079 Shares would need to be voted in favor of the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement and the plans of merger, including the Mergers, in order for the proposal to be authorized and approved by a special resolution.

As of the date of this proxy statement, the ListCo Major Shareholder beneficially owns in the aggregate 70,800,808 Shares, which represents approximately 59.7% of the total issued and outstanding Shares entitled to vote. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 148 for additional information. Pursuant to the terms of the Support Agreement, these Shares will be voted in favor of the authorization and approval of the Merger Agreement, the plans of merger and the transactions contemplated by the Merger Agreement, including the Mergers, at the extraordinary general meeting of ListCo.

If your Shares are held in the name of a broker, bank or other nominee, your broker, bank or other nominee will not vote your Shares in the absence of specific instructions from you.

Procedures for Voting

Shares

Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is April 27, 2022 at 12:00 p.m. (China Standard Time).

Shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their shares how to vote their shares or obtain a proxy from the record holder to vote their shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact our Investor Relations Department at +86 10-8559-9000.

ADSs

If you own ADSs as of the close of business in New York City on April 4, 2022, the ADSs record date (and do not convert such ADSs and become a registered holder of the Shares underlying such ADSs as explained below), you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the registered holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. We will instruct the ADS depositary to deliver to holders of ADS at the close of business in New York City on April 4, 2022, the ADS record date, an ADS voting instruction card, the forms of which are attached as Annex I to the accompanying proxy statement, and holders of ADS as of the ADS record date will have the right to instruct the ADS depositary how to vote the Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the deposit agreement. ADS holders are strongly urged to sign, complete and return the ADS voting instruction card to the ADS depositary in accordance with the instructions printed thereon as soon as possible and, in any event, no later than 12:00 p.m. (New York City Time) on April 27, 2022 (or if the extraordinary general meeting is adjourned, such later date as may be notified by the Company or the ADS depositary). Alternatively, you may vote at the extraordinary general meeting if you convert your ADSs and become a registered holder of Shares prior to the close of business in the Cayman Islands not later than April 11, 2022. If you wish to convert your ADSs for the purpose of voting Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for conversion before the close of business in New York City on April 8, 2022 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (b) payment of the ADS cancellation fees ($0.05 per ADS to be cancelled) and any applicable taxes, and (c) a certification that you held the ADS as of the ADS record date and you have not given, and will not give, voting instructions to the ADS depositary as to the ADSs being converted or have given voting instructions to the ADS depositary as to the ADSs being converted but undertake not to vote the corresponding Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to convert the ADSs on your behalf. Upon conversion of the ADSs, the ADS depositary will arrange for J.P. Morgan Chase Bank N.A. Hong Kong, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder). If after registration of Shares in your name, you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the approval of the Merger Proposal, FOR the approval of the Name Change Proposal, FOR the Variation of Share Capital Proposal, FOR the approval of the Amendment Proposal, FOR the approval of the General Authorization Proposal, and FOR the approval of the Adjournment Proposal.

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers.

Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting.

Shares represented by ADSs for which (i) the ADS depositary timely receives voting instructions from the ADS holders which fail to specify the manner in which the ADS depositary is to vote the Shares represented by such ADSs or (ii) the ADS depositary has not received voting instructions by 12:00 p.m. (New York City Time) on April 27, 2022, in each case, will not be counted for purposes of determining the presence or absence of a quorum for the extraordinary general meeting or voted at the extraordinary general meeting.

Revocability of Proxies

Holders of our Shares may revoke their proxies in one of three ways:

First, a shareholder can deliver written notice of revocation to our Investor Relations Department at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China at any time at least two hours prior to the commencement of the extraordinary general meeting;

Second, a shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to ListCo no later than 12:00 p.m. on April 27, 2022 (China Standard Time); or

Third, a shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If a shareholder has instructed a broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

Registered holders of our ADSs who are on the books of the ADS depositary may revise their voting instructions by completing, dating and submitting a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked to the ADS depositary to be received any time prior to 12:00 p.m. (New York City Time) on April 27, 2022.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Solicitation of Proxies

This proxy solicitation is being made and paid for by RISE on behalf of the Board. RISE will bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. Our directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. We will reimburse the ADS depositary, JP Morgan Chase Bank, N.A., for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

Internet Availability of Proxy Materials

The notice and the proxy card for the extraordinary general meeting will first be mailed on or about April 4, 2022 to all shareholders entitled to vote at the extraordinary general meeting. We are providing this notice to inform you that the proxy materials are available at the “Investors” section of RISE’s corporate website at https://ir.risecenter.com/.

Questions and Additional Information

If you have more questions about the Merger Proposal, the Name Change Proposal, the Variation of Capital Proposal, the Amendment Proposal, the General Authorization Proposal or the Adjournment Proposal, need assistance in submitting your proxy or voting your shares or ADS, or need additional copies of the proxy card or ADS voting instruction card, you should contact our Investor Relations Department in writing at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China, Attention: Investor Relations, or call our Investor Relations Department at +86 10-8559-9000.

PROPOSAL I: THE MERGER PROPOSAL

General

This proxy statement is being provided to ListCo shareholders in connection with the solicitation of proxies by the Board to be voted at the extraordinary general meeting and at any adjournments or postponements of the general meeting. At the extraordinary general meeting, ListCo shareholders will be asked to, among other things, approve the Merger Agreement. The Merger Agreement provides for the merger of Merger Sub with and into NaaS, with NaaS continuing as the surviving entity and a wholly-owned subsidiary of ListCo. Immediately after the effective time of the merger of Merger Sub with and into NaaS, the surviving entity will be merged with and into Merger Sub II, with Merger Sub II continuing as the surviving corporation and a direct, wholly-owned subsidiary of ListCo.

The Mergers will not be consummated unless ListCo shareholders approve the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement. You are urged to read the Merger Agreement in its entirety because it is the principal legal document that governs the Mergers. For additional information about the Merger Agreement, see “The Merger Agreement” below.

The Companies

RISE Education Cayman Ltd

ListCo is an exempted company with limited liability incorporated under the laws of the Cayman Islands. ListCo’s principal executive offices are located at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, the People’s Republic of China. ListCo’s telephone number at this address is +86 (10) 8559-9000. ListCo’s registered office in the Cayman Islands is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

ListCo used to be a junior English Language Training provider in China. On December 28, 2021, ListCo completed the sale of all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd. On December 30, 2021, ListCo completed the sale of all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to the ListCo Major Shareholder. The foregoing sales represented the sale of substantially all of the assets of ListCo and its subsidiaries.

As of the date of this proxy statement, ListCo does not have any business operations in the PRC through a VIE arrangement.

For a description of ListCo’s history, development, business and organizational structure, see ListCo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on April 19, 2021, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 155 for a description of how to obtain a copy of such Annual Report.

Dada Merger Sub Limited

Dada Merger Sub Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is wholly-owned by ListCo. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Mergers. The registered office of Parent is c/o PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Dada Merger Sub II Limited

Dada Merger Sub II Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is wholly-owned by ListCo. Merger Sub II was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Mergers. The registered office of Parent is c/o PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Dada Auto Inc.

Dada Auto Inc. is one of the largest and fastest growing EV charging service providers in China, whose vision is to power the world with carbon neutral energy. Naas started its EV charging services in 2019. It has established and maintains the largest EV charging network in China in terms of the charging volume transacted through its charging network for third-party charging station operators, and in terms of the number of public DCFCs connected to its network, according to CIC.

Historically, NaaS’ operations in China were conducted primarily through Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”) and its subsidiaries. NaaS obtained control over Kuaidian Power Beijing by entering into a series of contractual arrangements with Kuaidian Power Beijing and its shareholders (the “VIE Agreements”). As a result, NaaS has been regarded as the primary beneficiary of Kuaidian Power Beijing, and treated Kuaidian Power Beijing as its consolidated VIE. Kuaidian Power Beijing also operated Kuaidian, the mobile application and the Weixin mini-program that connect EV drivers with charging stations and charging piles.

In July 2019, Dada Auto Inc. was incorporated in the Cayman Islands as the holding company to facilitate NaaS’ offshore financing. In early 2022, NaaS entered into a series of transactions to restructure its organization and its EV charging service business (the “Restructuring”). As part of the Restructuring, (i) the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian have been transferred to a third party service provider as of the date of this proxy statement, and (ii) Naas will terminate the VIE Agreements and concurrently acquire the entire equity interest in Kuaidian Power Beijing. The Restructuring is expected to be completed in April 2022 and in any event prior to consummation of the Mergers. For more information on NaaS’ corporate history and the Restructuring, see “Information About NaaS—Corporate History” beginning on page 114.

As a result of the Restructuring, NaaS will not have any VIE and will conduct its operations in China through its subsidiaries.

For a description of NaaS’ history, development, business and organizational structure, see “Information About NaaS—Corporate History.”

NaaS’ telephone number at this address is +86 (10) 8551-1066 and fax number is +86 (10) 8551-1066. NaaS’ registered office in the Cayman Islands is 4th Floor, Harbor Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Vote Required

Assuming that a quorum is present at the extraordinary general meeting, approval of the Merger Agreement requires the affirmative vote of at least two-thirds of the issued and outstanding ListCo Ordinary Shares entitled to vote thereon and present in person or by proxy at the meeting.

Merger Consideration

Immediately prior to the Effective Time, the authorized share capital and all of the issued and outstanding ListCo Ordinary Shares will be re-designated and re-classified into three classes of shares with equal economic rights, namely ListCo Class A Ordinary Shares, ListCo Class B Ordinary Shares and ListCo Class C Ordinary Shares. Each ListCo Class A Ordinary Share, ListCo Class B Ordinary Share and ListCo Class C Ordinary Share will be entitled to one vote, ten votes and two votes, respectively.

Each NaaS Ordinary Share issued and outstanding immediately prior to the Effective Time, except for any NaaS Ordinary Share owned by Newlink and any NaaS Ordinary Share held by NaaS as treasury shares, or owned by ListCo, Merger Sub or Merger Sub II or any other wholly-owned subsidiary of ListCo, Merger Sub or Merger Sub II, will be cancelled in exchange for the right to receive 32.951 ListCo Class A Ordinary Shares.

The 50,000,000 NaaS Ordinary Shares issued and outstanding immediately prior to the Effective Time and held by Newlink will be cancelled in exchange for the right to receive a total of 248,888,073 ListCo Class B Ordinary Shares and 1,398,659,699 ListCo Class C Ordinary Shares, respectively (on a 32.951 ListCo Class B Ordinary Shares or ListCo Class C Ordinary Shares per NaaS Ordinary Share conversion basis).

Each Series A Preferred Share of NaaS issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive 32.951 ListCo Class A Ordinary Shares.

Each warrant to subscribe for preferred shares of NaaS issued and outstanding immediately prior to the Effective Time will be cancelled and shall cease to be a warrant in respect of the preferred shares of NaaS and will be automatically converted into a warrant to acquire a number of ListCo Class A Ordinary Shares equal to (a) the number of preferred shares of NaaS underlying such warrant multiplied by (b) 32.951.

Each NaaS Ordinary Share and Series A Preferred Share of NaaS held by NaaS as treasury shares or owned by ListCo, Merger Sub or Merger Sub II or any other wholly-owned subsidiary of ListCo, Merger Sub or Merger Sub II will be automatically cancelled and cease to exist.

Each ListCo Ordinary Share issued and outstanding immediately prior to the Effective Time will be automatically converted into one validly issued, fully paid and non-assessable ListCo Class A Ordinary Share.

The ListCo ADSs, each representing two ListCo Ordinary Shares, par value US$0.01 per share, are listed on Nasdaq under the symbol “REDU.” The closing sale prices of the ADSs as reported on Nasdaq, on February 7, 2022, the last trading day before the public announcement of the Merger Agreement, was US$0.51 per ADS, and on April 1, 2022, the last practicable trading day before the date of this proxy statement, was US$0.86 per ADS.

Treatment of Equity Awards of ListCo and NaaS

Immediately prior to the Effective Time, the ListCo Incentive Plans will be terminated. At the Effective Time, ListCo shall adopt and assume the NaaS Incentive Plan.

At the Effective Time, all awards under the ListCo Incentive Plans that are outstanding immediately prior to the Effective Time will be automatically cancelled and extinguished, except that each vested option (a “Converted ListCo Option”) of ListCo to purchase ListCo Ordinary Shares under the ListCo Incentive Plans that is outstanding immediately prior to the Effective Time will be converted into a vested option to purchase the same number of shares of ListCo Class A Ordinary Shares at the same exercise price and exercise period. Other than the vesting and exercisability terms, following the Effective Time, each Converted ListCo Option will be governed by the same terms and conditions of the NaaS Incentive Plan.

At the Effective Time, each option to purchase NaaS Ordinary Shares under the NaaS Incentive Plan that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to purchase a number of ListCo Class A Ordinary Shares equal to (a) the number of NaaS Ordinary Shares subject to such option immediately prior to the Effective Time, multiplied by (b) 32.951 (rounded to the nearest whole share), at an exercise price per share equal to (i) the exercise price per NaaS Ordinary Share of such option divided by (ii) 32.951 (rounded to the nearest whole cent).

Ownership of ListCo Ordinary Shares After the Mergers

Upon completion of the transactions contemplated by the Merger Agreement, the existing NaaS shareholders and existing ListCo shareholders (including holders of ADSs) will own approximately 92.9% and 7.1%, respectively, of the outstanding shares of the combined company. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 148 for additional information.

Background of the Mergers

Events leading to the execution of the Merger Agreement described in this Background of the Mergers section occurred in China and Hong Kong. China Standard Time is used for all dates and times given.

The Board and senior management members of ListCo periodically review ListCo’s long-term strategic plans with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management members of ListCo reviewed strategic alternatives that may be available to ListCo including potential commercial and strategic business partnerships, acquisition transactions, new business lines, capital market events, by conducting an active, targeted search for potential strategic partners or targets, leveraging the prior experience and network of ListCo’s officers and directors.

From December 28, 2021 to December 30, 2021, ListCo sold all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. to Wuhan Xinsili Culture Development Co., Ltd., and all of the equity interests in RISE Education International Limited and Rise IP (Cayman) Limited to the ListCo Major Shareholder, respectively (collectively, the “Sale”). On December 30, 2021, ListCo completed the settlement (“Settlement”) with the lenders of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000,000.

After the consummation of the Sale and the Settlement, ListCo, through its subsidiaries, sold substantially all of ListCo’s assets.

On January 6, 2022, Newlink submitted a preliminary non-binding proposal letter to the Board (the “Proposal”) for a proposed transaction with ListCo (the “Proposed Transaction”), upon the consummation of which ListCo would become the sole owner of Newlink’s integrated electric vehicle charging service platform business (the “NaaS Business”), and in exchange, the current shareholders of the holding company of the NaaS Business (“NaaS Holdco”) would receive newly issued shares of ListCo that together will constitute a majority of ListCo’s outstanding share capital. Newlink also noted that it had engaged Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as its U.S. legal counsel.

On January 7, 2022, the Board held a telephonic meeting to discuss, among other things, the Proposal and ListCo’s business plans after the Sale. During the meeting, Kirkland & Ellis LLP (“K&E”), ListCo’s U.S. legal counsel, gave the Board an overview of the duties and responsibilities of the Board in the context of the Proposed Transaction, including its fiduciary duties to the shareholders of ListCo. After a thorough discussion, considering the fact that ListCo Major Shareholder owns a minority stake in Newlink, the Board determined that (i) Mr. Jonathan Jia Zhu (“Mr. Zhu”) and Mr. Zhongjue Chen (“Mr. Chen”), who are affiliated with the ListCo Major Shareholder , should recuse from voting on any matter related to the Proposed Transaction, and (ii) it was in the best interests of ListCo and its shareholders to authorize the Audit Committee consisting of Mr. Weili Hong (“Mr. Hong”) and Mr. Joe Yan (“Mr. Yan”), each an independent director of the Board, to evaluate the Proposal. The Board resolved to grant the Audit Committee full power and authority to (1) consider and negotiate the Proposed Transaction, any alternative offer or proposal to the Proposed Transaction made by any other party and other strategic alternatives for ListCo (each such alternative transaction, an “Alternative Transaction”) on behalf of the Board, (2) establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of the Proposed Transaction and any Alternative Transaction, including the authority to determine not to proceed with any such process, procedures, review or evaluation, (3) respond to any communications, inquiries or proposals regarding the Proposed Transaction or any Alternative Transaction, (4) review, evaluate, investigate, pursue and negotiate the terms and conditions of the Proposed Transaction or any Alternative Transaction, (5) solicit expressions of interest or other proposals for Alternative Transactions to the extent the Audit Committee deems appropriate, (6) recommend to the Board and ListCo whether the Proposed Transaction or any Alternative Transaction is advisable and is fair to, and in the best interests of, ListCo and its shareholders (or any subset of the shareholders of ListCo that the Audit Committee determines to be appropriate), (7) recommend rejection or approval of the Proposed Transaction or any Alternative Transaction to the Board, (8) effect or recommend to the Board the consummation of the Proposed Transaction or any Alternative Transaction, and (9) take such other actions as the Audit Committee may deem to be necessary or appropriate to discharge its duties. The Board then resolved to authorize Ms. Lihong Wang (“Ms. Wang”), ListCo’s Chief Executive Officer and a disinterested director in connection with Proposed Transaction, to assist the Audit Committee in the evaluation and negotiation of the Proposed Transaction.

After the discussion of the Proposal, the Board discussed the engagement of an independent registered public accounting firm to perform an audit of ListCo’s financial statements for the fiscal year ended on December 31, 2021. During the meeting, the Audit Committee and the Board resolved to (i) engage BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) as ListCo’s auditor, and (ii) engage K&E as U.S. legal counsel to the Audit Committee to assist the Audit Committee and ListCo in evaluating and negotiating the Proposed Transaction or any Alternative Transaction, after considering various factors including the advisors’ qualifications, extensive experience and significant history of working with China-based companies, and disclosure provided by representatives of K&E to the Audit Committee of its previous involvement with applicable parties. The Board then proceeded to discuss the benefit of engaging a financial advisor to provide an opinion as to the fairness, from a financial point of view, to the shareholders of ListCo of the consideration to be paid to the shareholders of NaaS. Given the ListCo Major Shareholder’s ownership interest in both ListCo and Newlink, the Board resolved that the Audit Committee be authorized to engage a financial advisor to assist with its evaluation, and opine on the fairness, of the Proposed Transaction or any Alternative Transaction.

On January 7, 2022, ListCo announced its appointment of BDO as its independent registered public accounting firm by furnishing a current report on Form 6-K to the SEC.

On January 10, 2022, after considering the experience, qualifications and reputation of multiple investment banks that had expressed interest in being considered for the role of financial advisor to the Audit Committee, the Audit Committee decided to engage China Renaissance Securities (Hong Kong) Limited (“China Renaissance”) as its financial advisor. Then, after considering the relevant experience and credentials of Haiwen & Partners (“Haiwen”), the Audit Committee resolved to appoint Haiwen as its PRC legal counsel.

Also on January 10, 2022, at the instruction of the Board, K&E circulated to Newlink a letter acknowledging the Board’s receipt of the Proposal and the authorization of the Audit Committee to engage in discussions with Newlink in connection with the Proposed Transaction, and proposed to have a management presentation session with Newlink for the purposes of helping the Audit Committee and management to better understand the NaaS Business and the Proposal.

Later on the same day, representative of ListCo, Newlink, K&E and Skadden held a telephonic meeting to discuss terms contained in the Proposal, including expected timetable for the Proposed transaction, regulatory approvals required in connection with the Proposed Transaction, and maintenance of ListCo’s listing status on Nasdaq. During the meeting, K&E also notified Newlink that the Audit Committee had engaged China Renaissance and Haiwen to conduct financial and legal due diligence on the NaaS Business and NaaS HoldCo and the advisors were ready to start conducting due diligence. In the evening of the same day, Skadden received from K&E a draft of the confidentiality agreement to be entered into between Newlink and ListCo.

On January 11, 2022, ListCo was notified by the Staff of Nasdaq that the Staff had determined to delist ListCo’s securities unless ListCo timely requested a hearing before a Nasdaq Hearings Panel. The Staff’s determination was based upon its conclusion that ListCo is a “public shell” as that term is defined in Nasdaq Listing Rule 5101 as the result of the Sale, as well as ListCo’s failure to timely file its interim balance sheet and income statement for the period ended June 30, 2021 with the SEC as required by Nasdaq Listing Rule 5250(c)(2).

Later on the same day, ListCo filed its interim balance sheet and income statement for the period ended June 30, 2021 with the SEC, thereby regaining compliance with Nasdaq Listing Rule 5250(c)(2).

On January 12, 2022, ListCo entered into the confidentiality agreement (the “Confidentiality Agreement”) with Newlink after K&E and Skadden negotiated and finalized the terms of the Confidentiality Agreement.

From January 6, 2022 to January 12, 2022, Newlink considered the proposed transaction terms with the assistance of Skadden, and Skadden documented the transaction terms in a term sheet. On January 12, 2022, Skadden sent a draft of the term sheet for the Proposed Transaction to K&E. Newlink provided China Renaissance, Haiwen and K&E with documents required for the advisors to start the due diligence process.

On January 13, 2022, representatives of ListCo, K&E and China Renaissance held a telephonic meeting to discuss the key terms in the draft of the term sheet received from Skadden, including (i) the valuation of ListCo and the NaaS Business, (ii) transaction structure, (iii) the post-merger super-voting structure, (iv) the treatment of equity awards of ListCo, and (v) conditions precedents to closing, including ListCo’s maintenance of Nasdaq listing status.

Later that afternoon on January 13, 2022, Newlink and the NaaS management team held a video conference where Chief Financial Officer of Newlink and Chief Financial Officer of NaaS made a management presentation to the attendees, including representatives of ListCo, China Renaissance, K&E and Skadden, describing the business, financial performance and results of operations and prospects of the NaaS Business.

Also on January 13, 2022, the Board held a telephonic meeting to discuss, among other things, the delisting letter from Nasdaq, ListCo’s proposed response to Nasdaq, and the status of the Proposed Transaction. K&E provided the Board with an overview of the consequences of Nasdaq’s delisting decision and the timeline for appealing the delisting decision. K&E also recommended that ListCo engage a consulting firm to assist it with the appeal process, and Donohoe Advisory Associates LLC (“Donohoe”) was recommended as a well-recognized consulting firm offering such services. Members of the senior management of ListCo also noted to the Board that based on its communication with Nasdaq, if ListCo could enter into definitive documents for the Proposed Transaction (or other similar transaction pursuant to which ListCo would acquire an operating business), it would demonstrate to Nasdaq ListCo’s viable and executable plan to regain compliance with Nasdaq listing rules and increase the likelihood of a successful appeal of the delisting decision. The Board took note of the suggested timeline and re-affirmed its overarching consideration as preserving shareholder value by properly discharging its fiduciary duties. It was noted that there had been no alternative investor interested in pursuing a strategic transaction with ListCo since the public announcement of the Sale and ListCo’s intention of pursuing a strategic transaction in a proxy statement furnished as an exhibit to a current report on Form 6-K to the SEC on December 6, 2021 and the Proposal represented the only actionable offer to date. It was also noted the intense competition posed by special purpose acquisition companies (“SPACs”) that were actively searching for acquisition targets. After a thorough discussion, the Board determined that (i) the management team of ListCo reach out to Donohoe and formalize its engagement as soon as possible, (ii) with assistance from K&E, ListCo submit the necessary documentation to appeal Nasdaq’s delisting decision before the prescribed deadline of January 18, 2022, and (iii) the Audit Committee, with assistance from the advisors, continue to consider and negotiate the Proposed Transaction.

Over the next few days, K&E and Skadden held telephonic discussions and exchanged comments on the term sheet. The principal issues discussed included the determination of the valuation of ListCo and the NaaS Business, transaction structure, post-merger super-voting structure, proposed timeline of the Proposed Transaction, indemnification and fee reimbursement, conditions precedent to closing including ListCo’s maintenance of its Nasdaq listing status, and exclusivity.

On January 14, 2022, ListCo engaged Donohoe to advise ListCo in connection with its appeal of Nasdaq’s delisting decision.

On January 16, 2022, at the instruction of the Audit Committee, ListCo engaged PricewaterhouseCoopers (“PwC”) to conduct financial and tax due diligence on the NaaS Business and NaaS HoldCo and provide tax advice in connection with the Proposed Transaction.

On January 17, 2022, the Audit Committee held a telephonic meeting with K&E and China Renaissance. At this meeting, K&E provided the Audit Committee with an update on the Proposed Transaction, including the negotiation of the term sheet, and then walked the Audit Committee through the key terms discussed with Newlink, including valuation of ListCo and the NaaS Business, super-voting structure, expense allocation, indemnification obligations of the parties, and the proposed 28-day exclusivity period which was automatically extendable for another 14 days upon satisfaction of certain conditions. China Renaissance then provided an update that it was in the process of conducting analyses of the NaaS Business and ListCo, which analysis would be available at a later stage. The Audit Committee then discussed with its advisors the benefits and drawbacks of the exclusivity provision. In considering this issue, the Audit Committee considered the following: (i) Donohoe advised that if ListCo could not present at the hearing before the Panel (the “Hearing”) a concrete plan to evidence compliance with the applicable Nasdaq listing rules, which necessitated the acquisition of an operating company and would require evidence of significant progress to that end, such as the finalization or execution of definitive agreements for the Proposed Transaction, it was highly likely that the Panel would not grant ListCo an extension to complete the Proposed Transaction and ListCo would be delisted, (ii) no other party had expressed an interest in a transaction with ListCo since December 6, 2021, the date of public announcement of the Sale and ListCo’s intention to pursue a strategic transaction in a proxy statement furnished as an exhibit to a current report on Form 6-K to the SEC, (iii) given the intense competition posed by SPACs that were actively searching for acquisition targets, the likelihood of ListCo making significant progress with another party for a strategic transaction prior to the Hearing, which was likely to be scheduled 30 to 45 days after the appeal, was low, (iv) it would be detrimental to the interest of ListCo and its shareholders if ListCo could not maintain its listing status on Nasdaq, and (v) it would be more difficult for ListCo to complete a strategic transaction after ListCo is delisted from Nasdaq as a public company traded over the counter would be less attractive to a potential acquisition target. In light of the foregoing, the Audit Committee determined that it was in the interest of ListCo to enter into a non-binding term sheet with binding exclusivity provision.

Later on January 17, 2022, ListCo and Newlink entered into a non-binding term sheet which included key terms of the binding transaction documents as well as exclusivity terms. Pursuant to the term sheet, each of ListCo and Newlink agreed to be subject to an exclusivity period from the date of the term sheet until February 14, 2022 (subject to an automatic extension for an additional 14 days if the parties are still engaging in good faith negotiation of the definitive documents for the Proposed Transaction) (the “Exclusivity Period”). During the Exclusivity Period, ListCo and Newlink agreed that to be in discussions exclusively with each other in connection with the Proposed Transaction, and that neither of them would solicit offers for, negotiate, or enter into any agreement regarding, an alternative transaction similar to the Proposed Transaction with any other person.

On January 18, 2022, ListCo requested a Hearing, which request stayed any further delisting action by Nasdaq at least pending the Hearing and the expiration of any extension that may be granted to ListCo by the Panel. Later that day, ListCo issued a press release regarding its receipt of the delisting decision from the Staff, its submission of a hearing request to appeal the delisting decision, and the execution of the term sheet between ListCo and Newlink on January 17, 2022, and furnished the press release as an exhibit to its current report on Form 6-K.

On January 19, 2022, ListCo received a hearing instruction letter from Nasdaq, which scheduled the Hearing on February 17, 2022 (Eastern Time). ListCo’s representatives had discussions with Newlink about the timeline of the Hearing, and subject to the parties reaching agreement on the commercial and legal terms of the definitive documents, Newlink and its advisors agreed to cooperate in good faith with ListCo in the preparation for the Hearing.

Later that day, the Board held a telephonic meeting to discuss, among other things, the status of the appeal and the Proposed Transaction. K&E updated the Board on the scheduled Hearing date of February 17, 2022 and the immediate next step for the preparation of the Hearing which was the pre-hearing submission due January 28, 2022. K&E also relayed that Donohoe was of the view that if ListCo could not present at the Hearing a concrete plan for regaining compliance with Nasdaq listing rules, such as having the definitive agreements for the Proposed Transaction signed or finalized, it is highly likely that the Panel would not grant ListCo an extension to regain compliance with Nasdaq listing rules and ListCo would be delisted. After an update on the status of the various work streams by K&E, China Renaissance then proceeded to provide the Board with an update on the status of its analyses for the purposes of issuing its fairness opinion. China Renaissance noted that it had conducted a preliminary review of the financial information of the NaaS Business and it planned to provide the Board with a formal presentation at the end of January.

On January 23, 2022, K&E sent an initial draft of the Merger Agreement to Skadden. Skadden reviewed this draft and provided a list of key issues to Newlink on January 24, 2022. Over the next few days, K&E and Skadden had multiple telephonic meetings to negotiate the terms of the Merger Agreement.

On January 26, 2022, Skadden sent a revised draft of the Merger Agreement to K&E. Later that day, K&E shared a list of key outstanding issues to the management team of ListCo and the Audit Committee.

On January 27, 2022, K&E and the management team of ListCo held a telephonic meeting to walk the management team through the key changes in the revised Merger Agreement received from Skadden, including (i) the valuation of ListCo and the NaaS Business, (ii) the super-voting structure, (iii) the treatment of equity awards of ListCo and NaaS HoldCo, (iii) the financial statements to be provided by NaaS HoldCo, (iv) the composition of the board of directors of the post-combination company, (v) representations and warranties to be provided by each of NaaS and ListCo, (vi) indemnification for directors and officers, (vii) closing conditions relating to obtaining shareholder approval of NaaS HoldCo and applicable regulatory approvals, (viii) the longstop date, and (ix) termination right of NaaS HoldCo in case it cannot obtain shareholder approval for the Proposed Transaction.

On January 28, 2022, the Audit Committee held a telephonic meeting with K&E and China Renaissance. At this meeting, K&E walked the Audit Committee through the key changes in the revised Merger Agreement received from Skadden as discussed with the management team of ListCo on January 27, 2022. The Audit Committee then, to enhance deal certainty for ListCo, instructed K&E to reject certain changes to the Merger Agreement relating to closing conditions and termination rights, and to further ascertain the regulatory approvals required for the Proposed Transaction, while negotiating other outstanding issues with Skadden. After discussion of the Merger Agreement, China Renaissance then advised the Audit Committee that it had conducted a preliminary review of the financial information and draft management projections of the NaaS Business. Based on its preliminary review, China Renaissance then proceeded to provide the Audit Committee with a detailed review of its valuation analyses, including, among others, selected public companies analysis, selected transactions analysis and discounted cash flow analysis. China Renaissance also considered and took into account the pre-money valuation of the NaaS Business of US$500 million used in its latest equity financing round, pursuant to which third-party investors entered into definitive agreements to invest US$87 million. China Renaissance also reviewed with the Audit Committee a survey of several comparable companies that went public through de-SPAC transactions in 2020 and 2021 and considered the premium or discount offered for the valuation of the SPACs in these transactions. During the presentation by China Renaissance, the Audit Committee asked various questions about the financial information provided by the NaaS HoldCo, the valuation methodologies China Renaissance used in its analyses, and the similarities and differences between the NaaS HoldCo and the comparable companies. At the end of its presentation, China Renaissance concluded that the consideration to be received by the shareholders of NaaS in the form of ListCo Class A Ordinary Shares, ListCo Class B Ordinary Shares and ListCo Class C Ordinary Shares, based on the valuations of the NaaS Business and ListCo of US$587 million and US$45 million preliminarily agreed upon between the parties, were within the range of fairness based on its analyses.

From January 26, 2022 to January 28, 2022, K&E and Skadden exchanged drafts of the ancillary documents and held multiple telephonic discussions for purposes of settling the outstanding issues in the Merger Agreement and the related ancillary documents. In connection with these discussions and discussions with the management of ListCo and the Audit Committee, K&E shared a list of key outstanding issues to the Board on January 28, 2022.

From January 19, 2022 to January 28, 2022, ListCo, Donohoe and K&E worked together to prepare the pre-hearing submission with the assistance of Newlink, which was submitted to the Panel on January 28, 2022.

On January 29, 2022, the Board held a telephonic meeting with K&E and China Renaissance. At this meeting, K&E noted that the parties had made significant progress in the negotiation of the definitive documents for the Proposed Transaction, and provided the Board with an overview of the key commercial and legal issues that remained outstanding. K&E then summarized the key findings of legal due diligence to the Board, in particular the analysis of regulatory approvals that could be required for the Proposed Transaction. K&E also noted that ascertaining the PRC regulatory approvals required for the Proposed Transaction would be difficult given the fluid PRC legal and regulatory environment and the status of the applicable draft laws and regulations, but stated that based on prior communications between Haiwen and Newlink, Newlink had preliminary discussions with the relevant governmental authorities and was working closely with its counsel as to PRC regulatory matters, King & Wood Mallesons and Jingtian & Gongcheng LLP, to prepare any filings, submission or restructuring which could be required for the application of the requisite regulatory approvals. After K&E’ update on the Proposed Transaction, China Renaissance proceeded to provide the Board with a detailed review of its valuation analyses in substantially similar format as its presentation to the Audit Committee on January 27, 2022. At the end of its presentation, China Renaissance concluded that the consideration to be received by the shareholders of NaaS in the form of Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares, based on the valuations of the NaaS Business and ListCo of US$587 million and US$45 million, were within the range of fairness based on its analyses. China Renaissance then answered various questions from the Board on the financial information provided by the NaaS HoldCo, details of China Renaissance’s valuation analyses, and stated that China Renaissance would bring down its valuation analyses with the Board immediately prior to the signing of the definitive documents for the Proposed Transaction and would be able to issue its fairness opinion concurrently with the execution of the definitive documents for the Proposed Transaction.

Over the next few days, K&E and Skadden exchanged drafts of the Merger Agreement and related ancillary documents, the most significant exchanges of which are summarized in more detail below, and in connection with each exchange K&E and Skadden also held a number of phone discussions and video-conferences regarding the Merger Agreement and the related ancillary documents. In connection with these exchanged drafts and discussions, K&E and Skadden also had regular contact with their respective clients during this period to keep them apprised of the status of the transaction documents and solicit their instructions on the pending issues in connection with the documents. The principal terms of the Merger Agreement being negotiated during such time related to, among other things, (i) the super-voting structure, (ii) the structure and terms of the mergers, (iii) the treatment of equity awards of ListCo and NaaS HoldCo and the convertible note between ListCo and the ListCo Major Shareholder, (iv) the scope of representations, warranties, interim operating covenants and dollar thresholds, (v) the closing conditions with respect to the mergers and approvals, including regulatory approvals, required to consummate the Proposed Transaction, (vi) the composition of the board of directors of the post-combination company and potential candidates, (vii) indemnification obligation for directors and officers, (viii) the longstop date, and (ix) termination rights. The parties also negotiated the related ancillary documents and key terms contained herein, such as the sunset provisions for rights attached to the super-voting shares in the post-closing articles of association of the post-combination company and the obligations of the ListCo Major Shareholder and Newlink in the respective support agreements, in conjunction with the Merger Agreement.

In connection with these discussions, K&E shared a list of key outstanding issues and a summary of key terms of the Merger Agreement to the Audit Committee and the Board on February 4, 2022.

On February 5, 2022, the Board held a telephonic meeting to discuss the recent development of the Proposed Transaction. K&E reviewed the fiduciary duties owed to the shareholders of ListCo by the Audit Committee and the Board in connection with the Proposed Transaction and the key terms in the Merger Agreement and the related transaction documents with the Audit Committee and the Board. K&E noted to the Board that the transaction documents were in substantially agreed form and the counsel on both sides would work to finalize the documents and prepare for signing. China Renaissance then proceeded to present its financial analyses to the Audit Committee and rendered its Opinion orally, which was subsequently confirmed in writing on February 7, 2022 in writing and attached hereto as Annex G, to the effect that, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the consideration to be paid by ListCo in the Proposed Transaction to the shareholders of NaaS HoldCo was fair, from a financial point of view, to the shareholders of ListCo. Please see “Proposal I: The Merger Proposal – Opinion of the Audit Committee’s Financial Advisor” beginning on page 83 for additional information regarding the financial analysis performed by China Renaissance and the opinion rendered by China Renaissance to the Audit Committee. The full text of the written opinion of China Renaissance to the Audit Committee, dated February 7, 2022, is attached as Annex G to this proxy statement. After considering the presentations of K&E and China Renaissance, including China Renaissance’s fairness opinion, and taking into account the other factors the Audit Committee unanimously determined that the Merger Agreement and the transaction agreements contemplated by the Merger Agreement were fair (both substantively and procedurally) to and in the best interests of ListCo and its unaffiliated security holders and declared it advisable for ListCo to enter into the Merger Agreement and the transaction agreements contemplated by the Merger Agreement and recommended that the Board adopt a resolution approving the Merger Agreement, the transaction agreements contemplated by the Merger Agreement and the other contemplated transactions, including the Mergers, and recommending that the shareholders of ListCo authorize and approve the agreement and plan of merger. Following the resolutions of the Audit Committee and after considering the proposed terms of the Merger Agreement, the other transaction agreements and the recommendation of the Audit Committee, the Board (with Mr. Zhu and Mr. Chen recusing) (i) determined that it was fair (both substantively and procedurally) to and in the best interests of ListCo and its unaffiliated security holders, and declared it advisable, to enter into the Merger Agreement and the transaction agreements contemplated by the Merger Agreement, (ii) authorized and approved the execution, delivery and performance of the Merger Agreement and the transaction agreements contemplated by the Merger Agreement and the consummation of the contemplated transactions, including the mergers, and (iii) resolved to direct that the authorization and approval of the Merger Agreement, the plans of merger and the mergers be submitted to a vote at an extraordinary general meeting of the shareholders with the recommendation of the Board that the shareholders of ListCo authorize and approve by way of special resolution the agreement and plan of merger and the transactions contemplated under the Merger Agreement, including the mergers.

Later on the same day, Skadden sent K&E a revised draft of the Merger Agreement.

Over the next few days, K&E and Skadden exchanged comments on the Merger Agreement and ancillary documents and held conference calls to discuss all remaining issues in connection with those documents, such as the disclosure schedule, interim covenant items and thresholds, and covenants relating to the filing of the proxy statement and other SEC filings, and reached mutually acceptable resolutions on these issues with approval from their respective clients. The final terms are reflected in the summary of the Merger Agreement included in this proxy statement. See “The Merger Agreement”.

On February 8, 2022, Skadden informed K&E that Newlink and the NaaS Holdco have obtained approval from their respective board of directors and shareholders for the execution and delivery of the Merger Agreement and ancillary documents. On the same date, the respective sole director and the shareholders of Merger Sub I and Merger Sub II approved Merger Sub I’s and Merger Sub II’s respective entry into the Merger Agreement.

Later in the evening on February 8, 2022, ListCo, NaaS HoldCo, Merger Sub I, Merger Sub II, Newlink and the Major Shareholder executed and delivered the Merger Agreement and related documents and agreements.

Later in the evening on that day, ListCo then issued a press release announcing the execution of the Merger Agreement and the ancillary documents, and furnished the press release as an exhibit to its current report on Form 6-K.

From February 8, 2022 to February 15, 2022, ListCo, Newlink, NaaS HoldCo, Donohoe, K&E and Skadden exchanged drafts of the hearing presentation materials, and held a number of phone discussions and video-conferences regarding the content of the hearing presentation materials and rehearse for the presentation.

On February 15, 2022, ListCo submitted the hearing presentation materials to the Panel.

On February 17, 2022, representatives of ListCo, Newlink, NaaS HoldCo, K&E and Donohoe participated in the Hearing with the Panel.

On March 9, 2022, ListCo received a letter from Nasdaq informing it of a favorable decision from the Panel to grant ListCo’s request for continued listing on Nasdaq through June 30, 2022, subject to certain conditions, which include that on or before June 30, 2022, ListCo shall have completed the previously announced proposed business combination with NaaS, evidenced compliance with all applicable initial listing criteria for Nasdaq as required by Listing Rule 5505, and achieved other interim milestones with respect to obtaining shareholder approval of the business combination by April 30, 2022 and completing financial audits of both the Company and NaaS by May  31, 2022.

Opinion of the Audit Committee’s Financial Advisor

China Renaissance was retained by the Audit Committee to act as its exclusive financial advisor in connection with the Proposed Transaction with Newlink and NaaS, and to provide an opinion to the Audit Committee of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. In selecting China Renaissance, the Audit Committee considered China Renaissance’s qualifications, expertise and reputation and its knowledge of the business and the relevant industry, taking note of the fact that China Renaissance is a reputable investment banking firm with substantial experience advising PRC public companies.

The Audit Committee engaged China Renaissance to render an opinion for the Audit Committee’s sole benefit and use (the “Opinion”) as to whether the consideration to be received by holders of NaaS Ordinary Share and Series A Preferred Share of NaaS is fair, from a financial point of view, to holders of ListCo Ordinary Shares. China Renaissance rendered its Opinion orally at a meeting of the ListCo board on February 5, 2022, subsequently confirmed in writing on February 7, 2022, that the consideration to be received by holders of NaaS Ordinary Share and Series A Preferred Share of NaaS is fair, from a financial point of view, to holders of ListCo Ordinary Shares.

The full text of the Opinion is attached to this proxy statement as Annex G and is incorporated by reference herein in its entirety. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. Holders of ListCo Ordinary Shares are urged to read the Opinion carefully and in its entirety for a discussion of, among other things, the assumptions made, procedures followed, factors considered, limitations of the review undertaken and qualifications contained in such Opinion. China Renaissance’s Opinion was not intended to and does not constitute a recommendation as to how any holder of ListCo Ordinary Shares or any other person should vote or whether such holder of ListCo Ordinary Shares or such other person should take any other action in connection with the Mergers or any other matter. China Renaissance’s Opinion was issued for the sole benefit of, and use by, the Audit Committee of the Board of Directors of ListCo and not for the benefit of any other person.

The issuance of the Opinion was approved by China Renaissance’s Fairness Opinion Review Committee consistent with China Renaissance’s standard practice.

In arriving at its Opinion, China Renaissance has reviewed and considered certain financial and other matters as China Renaissance has deemed relevant, including, among other things:

•	a draft of the Merger Agreement dated as of February 7, 2022;

•	certain publicly available financial and other information about ListCo;

•	certain relevant financial and operating data furnished to China Renaissance by the management of ListCo;

•	certain financial information and analyses and other information concerning NaaS, prepared by the management of NaaS;

•	certain publicly available financial and operating data of certain publicly traded companies China Renaissance deemed relevant;

•	Capital IQ consensus estimates provided by brokers and financial projections in Wall Street analyst reports for NaaS and certain publicly traded companies China Renaissance deemed relevant;

•	certain publicly available financial and operating data of certain transactions, including certain De-SPAC transactions China Renaissance deemed relevant;

•

discussions China Renaissance has had with certain members of the management of NaaS concerning the historical and current business operations, financial conditions and prospects of NaaS, and such other matters China Renaissance deemed relevant;

•	certain financial terms of the transactions contemplated by the Merger Agreement as compared to the financial terms of certain selected business combinations China Renaissance deemed relevant;

•	based on the projections provided by the management of NaaS, the cash flows generated by NaaS on a stand-alone basis to determine the present value of the discounted cash flows; and

•

assessment of general economic, market and financial conditions and such other information, financial studies, analyses and investigations and such other factors that China Renaissance deemed relevant for the purposes of the Opinion.

In rendering its Opinion, China Renaissance assumed and relied upon, with the acknowledgment and consent of the Audit Committee and without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to China Renaissance by ListCo and NaaS, and China Renaissance did not assume any responsibility for independently verifying any of such information. China Renaissance further relied upon, without independent verification, the assessment of NaaS and ListCo and their respective legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters.

In addition, China Renaissance assumed that (a) the transactions contemplated by the Merger Agreement will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and (b) in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the transactions contemplated by the Merger Agreement, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on NaaS, ListCo or the contemplated benefits expected to be derived from the transactions contemplated by the Merger Agreement.

China Renaissance also assumed that (a) prior to the consummation of the transactions contemplated by the Merger Agreement, RMB556,356,000 will be invested in NaaS through its currently contemplated Series A equity financing, (b) upon consummation of the transactions contemplated by the Merger Agreement, the equity value of NaaS will be US$587,323,581 and the equity value of ListCo will be US$45,000,000, and (c) the differing voting rights of the ListCo Class A Ordinary Shares, the ListCo Class B Ordinary Shares and the ListCo Class C Ordinary Shares will not affect the value of the shares in any material way.

The Opinion is limited to whether, as of the date of the Opinion, the consideration to be received by holders of NaaS Ordinary Share and Series A Preferred Share of NaaS is fair, from a financial point of view, to holders of ListCo Ordinary Shares, and does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any Alternative Transaction, or other alternatives, or whether or not such alternatives could have been achieved or were available. The Opinion also does not address, and China Renaissance expresses no opinion as to, the fairness of the amount or nature of the compensation to any of ListCo’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of ListCo Ordinary Shares in the transactions contemplated by the Merger Agreement. In addition, the Opinion does not in any manner address the price or trading range for shares of the stock of ListCo or NaaS following the consummation of the transactions contemplated by the Merger Agreement.

China Renaissance did not make any independent valuation or appraisal of the assets or liabilities of ListCo or NaaS, nor was it furnished with any such valuations or approvals. The Opinion is necessarily based on financial, economic, market and other conditions as in effect as of the date of the Opinion and on the information made available to China Renaissance as of the date of the Opinion. Events occurring after the date of the Opinion may affect the Opinion and the assumptions used in preparing it, and China Renaissance does not assume any obligation to update, revise or reaffirm the Opinion.

In accordance with customary investment banking practice, China Renaissance employed generally accepted valuation methods and financial analyses in reaching its Opinion.

China Renaissance’s Opinion was only one of many factors considered by the Audit Committee in evaluating the proposed Mergers. Neither China Renaissance’s Opinion nor its analyses were determinative of the Merger Consideration or of the views of the Audit Committee with respect to the Mergers or the Merger Consideration. The type and amount of consideration payable in the Mergers were determined through negotiation between the Audit Committee and NaaS, and the decision to enter into the Merger Agreement was solely that of the Audit Committee and the Board.

Purposes and Effects of the Mergers

The purpose of the Mergers is to enable ListCo to acquire 100% control of NaaS in a transaction in which the holders of securities of NaaS will receive ListCo Ordinary Shares. The ADSs are currently listed on Nasdaq under the symbol “REDU.” It is expected that, following the consummation of the Mergers, ListCo will maintain its listing on Nasdaq under a new symbol “NAAS.”

Interests of ListCo Directors and Executive Officers in the Mergers

In considering the recommendations of the Board to vote for the Merger Proposal, you should be aware that certain of the current directors and executive officers of ListCo have interests in the Mergers that may be different from, or in addition to, the interests of unaffiliated ListCo shareholders generally and may create potential conflicts of interest. For example, pursuant to the terms of the Merger Agreement, ListCo’s directors and executive officers may be entitled to continued indemnification and insurance coverage. The Board was aware of each of these interests in reviewing, considering and negotiating the terms of the proposed Mergers and in recommending that ListCo shareholders approve the adoption of the Merger Agreement.

Anticipated Accounting Treatment

The Mergers will be accounted for as a “reverse merger” in accordance with IFRS as issued by the IASB. Under this method of accounting, RISE will be treated as the “acquired” company for financial reporting purposes.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to our shareholders under the Companies Act of the Cayman Islands or ListCo’s memorandum and articles of association in connection with the types of actions contemplated under the Merger Proposal. As a result, holders of our Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Shares, including those underlying their ADSs.

Recommendation of ListCo’s Board of Directors

The Board (with Mr. Jia Zhu and Mr. Zhongjue Chen recusing) has determined that the Mergers and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of ListCo and its shareholders, authorized and approved the Merger Agreement and the plans of merger and recommends that the ListCo shareholders vote “FOR” the Merger Proposal.

THE MERGER AGREEMENT

The summary of the material terms and conditions of the Merger Agreement below and elsewhere in this proxy statement is qualified in its entirety by the Merger Agreement, the full text of which was included as Annex A to, and incorporated by reference into, this proxy statement. This summary does not purport to be complete and may not contain all the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement in its entirety because it is the principal legal document that governs the Mergers.

The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement as of the specific dates therein and were made solely for the benefit of the parties to the Merger Agreement. The representations and warranties contained in the Merger Agreement may be subject to limitations agreed upon by the parties to the Merger Agreement and are qualified by information in confidential disclosure schedules delivered connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement may be subject to a standard of materiality provided for in the Merger Agreement and have been used for the purpose of allocating risk among the parties, rather than establishing matters of fact. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of NaaS or ListCo. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ListCo’s public disclosure.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those Merger Agreement provisions in this proxy statement should not be read as characterizations of the actual state of facts or condition of NaaS or ListCo. Moreover, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement or incorporated by reference into this proxy statement.

Structure and Effects of the Mergers

The Merger Agreement contemplates two mergers in accordance with the Cayman Islands Companies Act. First, Merger Sub will merge with and into NaaS, with NaaS being the Surviving Entity following the Merger as a direct, wholly-owned subsidiary of ListCo. Immediately after the consummation of the First Merger, the Surviving Entity will merge with and into Merger Sub II, with Merger Sub II being the Surviving Company following the Second Merger as a direct, wholly-owned subsidiary of ListCo.

At the Effective Time, NaaS as the Surviving Entity will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as its memorandum and articles of association. At the effective time of the Second Merger (the “Second Effective Time”), Merger Sub II as the Surviving Company will adopt the memorandum and articles of association of the Surviving Entity, as in effect immediately prior to the Second Effective Time, as its memorandum and articles of association. In each case, all references to the names of Merger Sub and Merger Sub II will be amended to refer to NaaS and all references to the authorized share capital of the Surviving Entity or the Surviving Company will be amended to refer to the correct authorized share capital of the Surviving Entity or the Surviving Company as approved in the applicable plan of merger).

At the Effective Time, Mr. Dai will be the sole director of the Surviving Entity. At the Second Effective Time, Mr. Dai shall be the sole director of the Surviving Company.

ListCo has agreed to take all necessary actions to ensure that immediately prior to the Closing, the ListCo Board will consist of seven (7) directors, as follows: Mr. Dai, Yang Wang, Weilin Sun, Zhongjue Chen, Bin Liu, and two (2) individuals as NaaS may designate, each of whom shall qualify as an “independent director” under the listing rules of Nasdaq.

Completion and Effectiveness of the Mergers

The Closing will take place at the office of Kirkland & Ellis LLP, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, or electronically by the mutual exchange of electronic signatures on the date that is five business days following the date on which all the conditions to Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions).

We currently expect that the Mergers will be consummated in mid-2022, after all conditions to the Mergers have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the Mergers will be satisfied or waived; however, we intend to complete the Mergers as promptly as practicable.

The Mergers will become effective at the time when the applicable plan of merger is registered by the Registrar of Companies of the Cayman Islands or such later time as Merger Sub, Merger Sub II and NaaS may agree and specify in the applicable plan of merger pursuant to the Cayman Companies Act.

Merger Consideration

Immediately prior to the Effective Time, the authorized share capital and all of the issued and outstanding ListCo Ordinary Shares will be re-designated and re-classified into three classes of shares with equal economic rights, namely ListCo Class A Ordinary Shares, ListCo Class B Ordinary Shares and ListCo Class C Ordinary Shares. Each ListCo Class A Ordinary Share, ListCo Class B Ordinary Share and ListCo Class C Ordinary Share will be entitled to one vote, ten votes and two votes, respectively.

Each NaaS Ordinary Share issued and outstanding immediately prior to the Effective Time, except for any NaaS Ordinary Share owned by Newlink and any NaaS Ordinary Share held by NaaS as treasury shares, or owned by ListCo, Merger Sub or Merger Sub II or any other wholly owned subsidiary of ListCo, Merger Sub or Merger Sub II, will be cancelled in exchange for the right to receive 32.951 ListCo Class A Ordinary Shares.

The 50,000,000 NaaS Ordinary Shares issued and outstanding immediately prior to the Effective Time and held by Newlink will be cancelled in exchange for the right to receive a total of 248,888,073 ListCo Class B Ordinary Shares and 1,398,659,699 ListCo Class C Ordinary Shares, respectively (on a 32.951 ListCo Class B Ordinary Shares or ListCo Class C Ordinary Shares per NaaS Ordinary Share conversion basis).

Each Series A Preferred Share of NaaS issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive 32.951 ListCo Class A Ordinary Shares.

Each warrant to subscribe for preferred shares of NaaS issued and outstanding immediately prior to the Effective Time will be cancelled and shall cease to be a warrant in respect of the preferred shares of NaaS and will be automatically converted into a warrant to acquire a number of ListCo Class A Ordinary Shares equal to (a) the number of preferred shares of NaaS underlying such warrant multiplied by (b) 32.951.

Each NaaS Ordinary Share and Series A Preferred Share of NaaS held by NaaS as treasury shares or owned by ListCo, Merger Sub or Merger Sub II or any other wholly owned subsidiary of ListCo, Merger Sub or Merger Sub II will be automatically cancelled and cease to exist.

Each ListCo Ordinary Share issued and outstanding immediately prior to the Effective Time will be automatically converted into one validly issued, fully paid and non-assessable ListCo Class A Ordinary Share.

The ListCo ADSs, each representing two ListCo Ordinary Shares, par value US$0.01 per share, are listed on Nasdaq under the symbol “REDU.”

Treatment of Equity Awards of ListCo and NaaS

Immediately prior to the Effective Time, the ListCo Incentive Plans will be terminated. At the Effective Time, ListCo shall adopt and assume the NaaS Incentive Plan.

At the Effective Time, all awards under the ListCo Incentive Plans that are outstanding immediately prior to the Effective Time will be automatically cancelled and extinguished, except that each vested option of ListCo to purchase ListCo Ordinary Shares under the ListCo Incentive Plans that is outstanding immediately prior to the Effective Time will be converted into a vested option to purchase the same number of shares of ListCo Class A Ordinary Shares at the same exercise price and exercise period. Other than the vesting and exercisability terms, following the Effective Time, each Converted ListCo Option will be governed by the same terms and conditions of the NaaS Incentive Plan.

At the Effective Time, each option to purchase NaaS Ordinary Shares under the NaaS Incentive Plan that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to purchase a number of ListCo Class A Ordinary Shares equal to (a) the number of NaaS Ordinary Shares subject to such option immediately prior to the Effective Time, multiplied by (b) 32.951 (rounded to the nearest whole share), at an exercise price per share equal to (i) the exercise price per NaaS Ordinary Share of such option divided by (ii) 32.951 (rounded to the nearest whole cent).

Conditions to Closing of the Mergers

Mutual Conditions to Closing

The obligation of each of ListCo, NaaS, Merger Sub and Merger Sub II to complete the Mergers is subject to the fulfillment (or waiver, to the extent permissible under applicable law) of the following conditions:

•

all necessary actions or non-actions, waivers or consents by, of, to or in respect of any competent Governmental Authority, including PRC governmental Authorities to the extent applicable, for the consummation of the Transactions shall have been obtained and shall remain in full force and effect;

•

there shall not be in force and effect any law or order issued by a governmental authority of competent jurisdiction, in either case, enjoining, prohibiting, or making illegal the consummation of the Mergers;

•

the approval of the Merger Agreement and the other transaction documents, and the transactions contemplated thereby, by at least two-thirds of the issued and outstanding ListCo Ordinary Shares entitled to vote in person or by proxy at an extraordinary general meeting of ListCo shareholders (the “ListCo Shareholder Approval”) shall have been obtained and shall remain in full force and effect; and

•

(a) ListCo remaining continuously listed on Nasdaq, (b) ListCo’s initial listing application with Nasdaq in connection with the transactions contemplated by the Merger Agreement having been approved, and (c) it being reasonably expected that immediately following the Closing, ListCo will satisfy any applicable initial listing requirements of Nasdaq.

Additional Conditions to Closing for the Benefit of ListCo, Merger Sub and Merger Sub II

In addition, the obligation of each of ListCo, Merger Sub and Merger Sub II to complete the Mergers is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•

(a) certain representations and warranties of NaaS regarding corporation organization of NaaS, its subsidiaries, due authorization, capitalization of subsidiaries, and brokers’ fees (i) that is qualified by “materiality” or “Material Adverse Effect” or any similar limitation being true and correct in all respects and (ii) not qualified by “materiality” or “Material Adverse Effect” or any similar limitation being true and correct in all material respects, in each case as of the Closing Date as though then made, (b) the representations and warranties of NaaS regarding capitalization being true and correct as though such representations and warranties had been made on and as of the Closing Date except for de minimis inaccuracies, and (c) all other representations and warranties of NaaS (except for the representations and warranties on the absence of any Material Adverse Effect) being true and correct in all respects as though such representations and warranties had been made on and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, have a Material Adverse Effect (as defined under “—Representations and Warranties” below) (without giving effect to any “materiality”, “Material Adverse Effect” or similar qualification contained therein), except to the extent the representations and warranties in the foregoing (a) through (c) are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct in the manner set forth in the foregoing (a) through (c), as applicable, as of such date;

•	each of the covenants and agreements of NaaS to be performed as of or prior to the Closing being performed in all material respects;

•	the delivery by NaaS of a customary certificate signed by an officer of NaaS, certifying the matters in the two bullets above; and

•	the absence of any Material Adverse Effect (as defined below).

Additional Conditions to Closing for the Benefit of NaaS

In addition, the obligation of NaaS to complete the Mergers is subject to the satisfaction (or waiver, to the extent permitted by applicable law) of the following conditions:

•

(a) certain representations and warranties of ListCo regarding corporation organization, due authorization, and brokers’ fees (i) that is qualified by “materiality”, “Material Adverse Effect”, “ListCo Impairment Effect” or any similar limitation being true and correct in all respects and (ii) not qualified by “materiality”, “Material Adverse Effect”, “ListCo Impairment Effect” or any similar limitation being true and correct in all material respects, in each case as of the Closing Date as though then made, (b) the representations and warranties of ListCo regarding capitalization being true and correct as though such representations and warranties had been made on and as of the Closing Date except for de minimis inaccuracies, and (c) all other representations and warranties of ListCo being true and correct in all respects as though such representations and warranties had been made on and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, have a ListCo Impairment Effect (as defined under “—Representations and Warranties” below) (without giving effect to any “materiality”, “Material Adverse Effect”, “ListCo Impairment Effect” or similar qualification contained therein), except to the extent the representations and warranties in the foregoing (a) through (c) are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct in the manner set forth in the foregoing (a) through (c), as applicable, as of such date;

•	each of the covenants and agreements of ListCo to be performed as of or prior to the Closing being performed in all material respects;

•	the delivery by ListCo of a customary certificate signed by an officer of ListCo, certifying the matters in the two bullets above;

•

the ListCo Board consisting of seven (7) directors, as follows: Zhen Dai, Yang Wang, Weilin Sun, Zhongjue Chen, Bin Liu, and two (2) individuals as NaaS may designate, each of whom shall qualify as an “independent director” under the listing rules of Nasdaq;

•	all the ListCo Incentive Plans having been terminated; and

•	the absence of any ListCo Impairment Effect.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by NaaS that are subject in certain cases to exceptions and qualifications contained in the Merger Agreement and in NaaS’ confidential disclosure schedule delivered to ListCo in connection with the execution of the Merger Agreement. The representations and warranties made by NaaS to ListCo, Merger Sub and Merger Sub II include the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	due authorization, execution and validity of the Merger Agreement;

•	capitalization;

•	capitalization of the subsidiaries of NaaS;

•

absence of any violation, conflict or breach of agreements, or any conflict with or violation of organizational documents or laws, as a result of the execution or delivery of the Merger Agreement and consummation of the Mergers;

•	governmental consents and approvals for the Mergers;

•	sufficiency of assets;

•	financial information;

•	internal control;

•	absence of any Material Adverse Effect;

•	undisclosed liabilities;

•	litigation;

•	compliance with laws;

•	material contracts;

•	employee benefit and labor matters;

•	taxes;

•	insurance;

•	real property matters;

•	intellectual property, IT and data security;

•	environmental matters;

•	fees payable to finders or brokers in connection with the Merger;

•	related party transactions;

•	compliance with international trade laws, and anti-corruption laws;

•	accuracy of certain information supplied;

•	agreements related to the VIE arrangement; and

•	no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means an effect, development, circumstance, fact, change or event that has a material adverse effect on (x) NaaS and its subsidiaries or the results of operations or financial condition of NaaS and its subsidiaries, in each case, taken as a whole or (y) the ability of NaaS and its subsidiaries to consummate the transactions contemplated by the Merger Agreement; provided, however, that, solely with respect to the foregoing clause (x), in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” (a) any change in law, regulatory policies, accounting standards or principles (including IFRS) or any guidance relating thereto or interpretation thereof, in each case after the date of the Merger Agreement; (b) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets); (c) any change affecting any of the industries in which NaaS and its subsidiaries operate or the economy as a whole; (d) any epidemic, pandemic or disease outbreak (including COVID-19 and any mandatory quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, directive or guidelines by any governmental authority in relation to COVID-19), (e) the announcement or the execution of the Merger Agreement, the pendency of the transactions contemplated by the Merger Agreement, or the performance of the Merger Agreement, including losses or threatened losses of employees, customers, suppliers, vendors, distributors or others having relationships with NaaS and its subsidiaries; (f) any weather conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event; (g) any acts of terrorism, sabotage, war, riot, the outbreak or escalation of hostilities, or change in geopolitical conditions; (h) any failure of NaaS or its subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates or business plans (provided, however, that this clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from the definition of Material Adverse Effect)); provided, further, that any effect referred to in clauses (a), (b), (c), (d), (f) or (g) above may be taken into account in determining if a Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on NaaS and its subsidiaries or the results of operations or financial condition of NaaS and its subsidiaries, in each case, taken as a whole, relative to other similarly situated businesses in the industries in which NaaS and its subsidiaries operate.

The Merger Agreement contains a number of representations and warranties made by ListCo, Merger Sub and Merger Sub II that are subject in certain cases to exceptions and qualifications contained in the Merger Agreement, in ListCo’s confidential disclosure schedule delivered to NaaS concurrently with the execution of the Merger Agreement, or in certain reports filed with the SEC. The representations and warranties made by ListCo, Merger Sub and Merger Sub II to NaaS include the following:

•	corporate organization, qualification to do business, good standing and corporate power;

•	due authorization, execution and validity of the Merger Agreement;

•	capitalization;

•

absence of any violation, conflict or breach of agreements, or any conflict with or violation of organizational documents or laws, as a result of the execution or delivery of the Merger Agreement and consummation of the Mergers;

•	governmental consents and approvals for the Mergers;

•	SEC filings and financial information;

•	internal controls;

•	absence of certain changes or events;

•	absence of undisclosed liabilities;

•	litigation;

•	accuracy of certain information supplied;

•	compliance with laws;

•	license and permits;

•	employee benefits and labor matters;

•	taxes;

•	material contracts;

•	related party transactions;

•	Investment Company Act and JOBS Act;

•	Nasdaq listing matters;

•	opinion of Audit Committee’s financial advisor;

•	fees payable to finders or brokers in connection with the Mergers; and

•	no additional representations and warranties.

Certain of these representations and warranties are qualified as to “materiality”, “Material Adverse Effect” or “ListCo Impairment Effect”. For purposes of the Merger Agreement, a “ListCo Impairment Effect” means an effect, development, circumstance, fact, change or event that has a material adverse effect on the ability of ListCo to consummate the transactions contemplated by the Merger Agreement, which will include the failure by ListCo to maintain ListCo’s continuous listing on, or the continuous listing of ADSs representing ListCo Ordinary Shares on, Nasdaq.

Conduct of Business Pending the Mergers

NaaS has agreed that, from the date of the Merger Agreement until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), NaaS will, and will cause its subsidiaries to, except as expressly contemplated by the Merger Agreement or any other transaction documents, as consented to in writing by ListCo (which consent may not be unreasonably conditioned, withheld or delayed) or as required by applicable law, conduct and operate its business in the ordinary course of business in all material respects.

NaaS has also agreed that except as contemplated by the Merger Agreement, in any other transaction documents, or any transaction documents in connection with NaaS’ series A financing, as consented to by ListCo in writing (such consent not to be unreasonably conditioned, withheld or delayed), or as required by applicable law, NaaS will not, and NaaS will cause its subsidiaries not to, during the Interim Period:

•

(i) amend its memorandum and articles of association or other organizational documents (whether by merger, consolidation, amalgamation or otherwise), except (A) in the case of any of NaaS’ subsidiaries only, for any such amendment which is not material to the business of NaaS and its subsidiaries, taken as a whole, and (B) in connection with NaaS’ series A financing; or (ii) liquidate, dissolve, reorganize or otherwise wind-up its business and operations, or propose or adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization (other than liquidation or dissolution of any dormant subsidiary);

•

(i) issue, deliver, sell, transfer, pledge or dispose of, or place any lien (other than any permitted lien as specified in the Merger Agreement) on, any equity securities of NaaS or any of its subsidiaries or (ii) issue or grant any options, warrants or other rights to purchase or obtain any equity securities of NaaS or any of its subsidiaries, in each case of (i) through (ii) other than (A) issuance of Series A Preferred Shares of NaaS upon exercise of the warrants issued by NaaS in accordance with the terms thereof, (B) issuance of NaaS Ordinary Shares upon conversion of Series A Preferred Shares of NaaS in accordance with NaaS’ organizational documents, and (C) grant of options and issuance of NaaS Ordinary Shares upon exercise of Options in accordance with the NaaS Incentive Plan;

•

sell, assign, transfer, convey, lease, license, grant other rights under, abandon, allow to lapse or expire, fail to maintain, subject to or grant any lien (other than any permitted lien as specified in the Merger Agreement) on, or otherwise dispose of, any material assets, rights or properties (including material intellectual property), in each case in an amount exceeding $5 million and other than (i) the sale or license of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of tangible assets or equipment deemed by NaaS in its reasonable business judgment to be obsolete or otherwise warranted in the ordinary course of business, (iii) grants of licenses of intellectual property in the ordinary course of business, (iv) as already contracted by NaaS or any of its subsidiaries, (v) disclose any confidential information of NaaS and its subsidiaries to any person other than pursuant to valid and enforceable agreements to protect confidentiality, or (vi) transactions among NaaS and its subsidiaries or among its subsidiaries;

•

except for entries, modifications, amendments, waivers or terminations in the ordinary course of business, enter into, materially modify, materially amend, waive any material right under or terminate, certain material contracts, any agreement related to NaaS’ VIE arrangement or certain material lease for NaaS’ or its subsidiaries’ leased real property;

•

directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or person or division thereof, in each case in an amount exceeding $5 million;

•

settle any pending or threatened action, suit, audit, examination, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any governmental authority if such settlement would require payment by NaaS in an amount greater than $2 million or admit criminal wrongdoing;

•

except in the ordinary course of business, accelerate or delay in any respect material to NaaS and its subsidiaries (x) collection of any account receivable in advance of or beyond its due date, or (y) payment of any account payable in advance of or beyond its due date;

•

other than in the ordinary course of business, (i) incur, create or assume any indebtedness in an amount exceeding $10 million, other than (x) ordinary course trade payables, (y) between NaaS and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries or (z) in connection with borrowings, extensions of credit and other financial accommodations under NaaS’ and its subsidiaries’ existing credit facilities, notes and other existing indebtedness as of the date of the Merger Agreement and, in each case, any refinancings thereof, (ii) modify, in any material respect, the terms of any indebtedness in an amount exceeding $10 million, or (iii) guarantee the obligations of any person for indebtedness for borrowed money in an amount exceeding $10 million;

•

make any loans or advance any money or other property to any person in an amount exceeding $5 million, except for (i) advances in the ordinary course of business to employees, officers or directors of NaaS or any of its subsidiaries for expenses, (ii) prepayments and deposits paid to suppliers, consultants and contractors of NaaS or any of its subsidiaries in the ordinary course of business, (iii) trade credit extended to customers of NaaS or any of its subsidiaries in the ordinary course of business and (iv) advances or other payments among NaaS and its subsidiaries;

•	make any capital expenditures that in the aggregate exceed $2 million, other than any capital expenditure (or series of related capital expenditures) in the ordinary course of business;

•

(i) split, combine, subdivide, reclassify, or amend any terms of its equity securities, except for any such transaction by a wholly-owned subsidiary of NaaS that remains a wholly-owned subsidiary of NaaS after consummation of such transaction, (ii) redeem, repurchase, or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its equity securities, except for the redemption of equity securities issued under the NaaS Incentive Plan, or (iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital;

•

make any material change in accounting principles or methods of financial accounting materially affecting the reported consolidated assets, liabilities or results of operations of NaaS and its subsidiaries, other than as may be required by applicable accounting standards or applicable law;

•

make, change or revoke any material tax election in a manner inconsistent with past practice; change or revoke any material accounting method with respect to taxes; file any material tax return in a manner materially inconsistent with past practice; settle or compromise any material tax claim or tax liability; enter into any material closing agreement with respect to any tax; defer any taxes as a result of any mandatory quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, directive or guidelines by any governmental authority in relation to COVID-19; surrender any right to claim a material refund of taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Mergers from qualifying for a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

•

enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement; or

•	enter into any contract to do any action prohibited under the foregoing bullets.

Nothing in the Merger Agreement will prevent NaaS or any of its subsidiaries from taking any mandatory quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, directive or guidelines by any governmental authority in relation to COVID-19, and any action that is taken (or not taken) in good faith as a result of, in response to or otherwise related to COVID-19 will be deemed to be taken in the “ordinary course of business” for all purposes of the Merger Agreement, and no such action (or failure to act) will serve as a basis for ListCo to terminate the Merger Agreement or assert that any of the conditions to the Closing contained therein have not been satisfied. Nothing in the Merger Agreement is intended to give ListCo or any of its affiliates, directly or indirectly, the right to control or direct the business or operations of NaaS or its subsidiaries prior to the Closing.

ListCo has agreed that, during the Interim Period, except as expressly required by the Merger Agreement, as consented to by NaaS in writing (including, for the avoidance of doubt, actions as may be required or considered advisable in the mutual determination of ListCo and NaaS for the performance of ListCo’s obligations to maintain its listing status on Nasdaq, or to prevent the occurrence of a ListCo Impairment Effect) or as required by applicable law, ListCo will not:

•	change or amend any organizational documents of ListCo except as expressly contemplated by the Merger Agreement or other transaction documents;

•

(A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding equity securities of ListCo; (B) split, combine or reclassify any equity securities of ListCo; (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any equity securities of ListCo, or (D) modify, or issue any awards or equity securities under, any ListCo Incentive Plan or establish any incentive plan;

•

(A) fail to maintain its existence or merge, consolidate, combine or amalgamate ListCo with any person, (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any equity security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof or (C) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of ListCo (other than the transactions contemplated by the Merger Agreement);

•	make any capital expenditures;

•

make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person;

•

make, change or revoke any material tax election; adopt, change or revoke any material accounting method with respect to taxes; settle or compromise any material tax claim or tax liability; enter into any material closing agreement with respect to any tax; file any material tax return in a manner materially inconsistent with past practice; defer any taxes as a result of any mandatory quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, directive or guidelines by any governmental authority in relation to COVID-19; surrender any right to claim a material refund of taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Mergers from qualifying for a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

•	enter into, renew or amend in any material respect, any transaction or contract with a related party of ListCo;

•	settle any pending or threatened action, suit, audit, examination, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any governmental authority;

•	incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) or modify the terms of any indebtedness;

•

offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any equity securities or any options, warrants or other rights to purchase or obtain any equity securities;

•

engage in any activities or business, other than activities or business (A) in connection with or incident or related to ListCo’s continuing corporate existence, (B) contemplated by, or incident or related to, the Merger Agreement, any other transaction documents, the performance of covenants or agreements thereunder or the consummation of the transactions contemplated by the Merger Agreement or (C) those that are administrative or ministerial, in each case, which are immaterial in nature;

•

enter into any settlement, conciliation or similar contract that would require any payment from or that would impose non-monetary obligations on ListCo or any of its affiliates (or NaaS or any of its subsidiaries after the Closing);

•

authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of ListCo or liquidate, dissolve, reorganize or otherwise wind-up the business or operations of ListCo or resolve to approve any of the foregoing;

•	change ListCo’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

•

enter into any contract with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement; or

•	enter into any agreement, or otherwise become obligated, to do any action prohibited under the foregoing bullets.

ListCo has also agreed that during the Interim Period, ListCo will comply with, and continue performing under, as applicable, the organizational documents of ListCo, the Merger Agreement and any other transaction documents (to the extent in effect during the Interim Period) and all other agreements or contracts to which the ListCo is party.

Exclusivity

Until the earlier of the Closing Date and the date on which the Merger Agreement is terminated, neither ListCo, NaaS nor any of their subsidiaries may, nor may any of such parties authorize any of its representatives to, directly or indirectly:

•	initiate, solicit or encourage (including by way of providing confidential or non-public information) any Alternative Transaction Proposal;

•

engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative Transaction Proposal or that would lead to any such Alternative Transaction Proposal; or

•

enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) reflecting any Alternative Transaction Proposal.

Each of ListCo and NaaS agrees to promptly notify the other party if ListCo or any of its representatives or subsidiaries, or NaaS or any of its representatives or subsidiaries, as applicable, receives any offer or communication in respect of an Alternative Transaction Proposal, and will promptly communicate to NaaS or ListCo, as applicable, in reasonable detail the terms and substance thereof, and ListCo or NaaS, as applicable, will, and will cause its representatives and subsidiaries to, cease any and all existing negotiations or discussions with any person or group of persons (other than NaaS and its representatives, or ListCo and its representatives) regarding an Alternative Transaction Proposal.

SEC Filing; ListCo Extraordinary General Meeting

ListCo has agreed to prepare and file with the SEC (a) as promptly as reasonably practicable following the execution of the Merger Agreement, a proxy statement relating to the extraordinary general meeting of ListCo, and (b) no more than four business days before the Closing, a Shell Company Report on Form 20-F pursuant to the United States Securities Exchange Act of 1934 to report the transactions contemplated by the Merger Agreement.

ListCo has agreed to convene and hold the extraordinary general meeting on such date as ListCo and NaaS y may mutually agree, in accordance with the organizational documents of ListCo and applicable law, for the purposes of (a) obtaining the ListCo Shareholder Approval, (ii) adopting or approving such other proposals as may be reasonably requested by NaaS as necessary or appropriate in connection with the consummation of the transactions contemplated by the Merger Agreement, (iii) adopting or approving any other proposal that either the SEC or Nasdaq (or the respective staff thereof) indicates is necessary, and (iv) related and customary procedural and administrative matters.

ListCo Directors’ and Officers’ Indemnification

ListCo has agreed that from and after the Closing, ListCo will indemnify and hold harmless each present and former director and officer of ListCo (solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of ListCo) (the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, suit, audit, examination, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any governmental authority, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that ListCo would have been permitted under applicable law and its memorandum and articles of association or other organizational documents in effect on the date of the Merger Agreement to indemnify such D&O Indemnified Parties.

From and after the Closing, ListCo will maintain a director indemnification agreement in customary form with each present and former director of ListCo that provides, or ensure that its memorandum and articles of association or other organizational documents will provide, that on the terms and subject to the conditions set out in the Merger Agreement, ListCo will advance, prior to the final disposition of any action, suit, audit, examination, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any governmental authority for which indemnification may be sought under the Merger Agreement, promptly following request by such director therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such director in connection with any such action upon receipt of an undertaking by such director to repay such advances if it is ultimately decided that such director is not entitled to indemnification pursuant to that indemnification agreement, the organizational documents of ListCo or applicable law.

Without limiting the foregoing, ListCo has also agreed that ListCo will, and will cause its subsidiaries to, (a) for a period of not less than six years from the Closing, maintain provisions in its memorandum and articles of association or other organizational documents concerning the indemnification and exoneration of ListCo’s or NaaS’, respectively, former and current officers, directors, employees, and agents that are no less favorable to those persons than the provisions of the memorandum and articles of association of ListCo or NaaS, respectively, in each case, as of the date of the Merger Agreement and (b) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law.

ListCo will also use its commercially reasonable efforts to maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by NaaS’ or ListCo’s directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties) on terms substantially similar to the terms of such current insurance coverage.

Efforts to Consummate the Mergers

Each of NaaS, ListCo, Merger Sub and Merger Sub II has agreed to use, and cause their respective affiliates to use, their respective commercially reasonable efforts to (a) prepare and file with the relevant governmental authorities requests for all necessary actions or non-actions, waivers or consents by, of, to or in respect of, the Cyberspace Administration of the PRC, the China Securities Regulatory Commission, and/or any other competent governmental authority to the extent required for the consummation of the transactions contemplated by the Merger Agreement (the “Regulatory Approvals”) (together with the necessary application documents) as soon as practicable after the execution of the Merger Agreement, (b) cooperate in good faith with any governmental authority and to undertake promptly any and all action required to obtain the Regulatory Approvals as soon as practicable and any and all action necessary to consummate the transactions contemplated by the Merger Agreement. Each of NaaS, ListCo, Merger Sub and Merger Sub II has agreed to use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the transactions contemplated by the Merger Agreement as promptly as possible after the execution of the Merger Agreement.

With respect to each of the Regulatory Approvals and any other requests, inquiries, actions or other proceedings by or from governmental authorities, each of NaaS, ListCo, Merger Sub and Merger Sub II has agreed to (i) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable laws prescribed or enforceable by any governmental authority for the transactions contemplated by the Merger Agreement and to resolve any objections as may be asserted by any governmental authority with respect to the transactions contemplated by the Merger Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by law, NaaS will promptly furnish to ListCo, and ListCo, Merger Sub and Merger Sub II will promptly furnish to NaaS, copies of any notices or communications received by such party or any of its affiliates from any governmental authority with respect to the transactions contemplated by the Merger Agreement, and each such party will permit counsel to the other parties an opportunity to review in advance, and each such party will consider in good faith the views of such counsel in connection with, any proposed written communications by such party or its affiliates to any governmental authority concerning the transactions contemplated by the Merger Agreement.

To the extent not prohibited by law, NaaS agrees to provide ListCo and its counsel, and ListCo agrees to provide to NaaS and its counsel, the opportunity, to the extent practical, on reasonable advance notice, to participate in any material substantive meetings or discussions, either in person or by telephone, between such party or any of its affiliates or representatives, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated by the Merger Agreement. Each of NaaS, ListCo, Merger Sub and Merger Sub II agrees to make all filings, to provide all information required from such party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals.

Other Agreements

Pursuant to the Merger Agreement, each of ListCo and NaaS has further agreed:

•	with reasonable advance notice, to provide the other party reasonable access to the books, tax returns, records and appropriate officers and employees of such party during the Interim Period;

•

to use its respective commercially reasonable efforts to cause the Mergers to qualify, and agree not to, and not to permit or cause any of their affiliates or subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the transactions contemplated by the Merger Agreement from qualifying as a “plan of reorganization” with respect to the Mergers within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

•

not to make any public announcement or issue any public communication regarding the Merger Agreement or the transactions contemplated by the Merger Agreement, or any matter related to the foregoing, without first obtaining the prior consent of NaaS or ListCo, as applicable (which consent may not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable law, in which case ListCo or NaaS, as applicable, will use their reasonable best efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance; provided that each party and its affiliates may make disclosure regarding the status and terms (including price terms) of the Merger Agreement and the transactions contemplated by the Merger Agreement to their respective representatives and limited partners or investors in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information strictly confidential.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Closing as follows:

•	by mutual written agreement of ListCo and NaaS;

•

by written notice from NaaS or ListCo to the other, if there has been in effect any law or governmental order (other than a temporary restraining order) that permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Mergers and, in the case of any governmental order, has become final and non-appealable;

•

by written notice from ListCo to NaaS, if NaaS has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in the failure of the conditions to Closing to be satisfied at the Closing and is not capable of being cured by the date of termination or, if capable of being cured by the date of termination, is not cured by NaaS before the earlier of (a) the fifth business day immediately prior to the Termination Date and (b) the 30th day following receipt of written notice from ListCo of such breach or failure to perform; provided that ListCo will not have the right to terminate the Merger Agreement if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement;

•

by written notice from NaaS to ListCo, if ListCo, Merger Sub or Merger Sub II has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would result in the failure of the conditions to Closing to be satisfied at the Closing and is not capable of being cured by the date of termination or, if capable of being cured by the date of termination, is not cured by ListCo, Merger Sub or Merger Sub II before the earlier of (a) the fifth business day immediately prior to the Termination Date and (b) the 30th day following receipt of written notice from NaaS of such breach or failure to perform; provided that NaaS will not have the right to terminate the Merger Agreement if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement;

•

by written notice from either ListCo or NaaS to the other, if ListCo failed to obtain the ListCo Shareholder Approval upon vote taken thereon at a duly convened extraordinary general meeting of ListCo shareholders (or at a meeting of its shareholders following any adjournment or postponement thereof); provided that such right to terminate the Merger Agreement will not be available to ListCo if, at the time of such termination, ListCo is in material breach of the covenants regarding the ListCo’s SEC filings and the extraordinary general meeting of ListCo shareholders, and such breach is the primary cause of the failure to obtain the ListCo Shareholder Approval; or

•

by written notice from ListCo or NaaS to the other, if the transactions contemplated by the Merger Agreement will not have been consummated on or prior to the Termination Date; provided, that the Termination Date may be extended beyond July 11, 2022 if expressly so agreed in writing by ListCo and NaaS; provided, further, the right to terminate the Merger Agreement upon the Termination Date will not be available to any party whose breach of any provision of the Merger Agreement primarily caused or resulted in the failure of the transactions to be consummated by such time.

If the Merger Agreement is validly terminated, then the Merger Agreement will become void and there will be no liability on the part of any party, provided that the Merger Agreement’s provision regarding indemnification of ListCo directors and officers, confidentiality, and certain other provisions shall survive termination and no party will be relieved from liability for fraud or intentional and willful breach of a representation, warranty or covenant contained in the Merger Agreement prior to the termination of the Merger Agreement.

Expenses

Except as otherwise contemplated by the Merger Agreement, (a) if the Closing does not occur, each party to the Merger Agreement will bear its own expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including all fees of its legal counsel, financial advisers and accountants, and (b) if the Closing occurs, ListCo will pay or cause to be paid, the expenses incurred by all parties in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including all fees of its legal counsel, financial advisers and accountants.

Equitable Remedies

ListCo and NaaS are each entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement or any other transaction documents and to enforce specifically the terms and provisions thereof, without proof of damages, prior to the valid termination of the Merger Agreement in accordance with its terms, this being in addition to any other remedy to which they are entitled under the Merger Agreement or any other transaction documents.

Amendments; Waivers

The Merger Agreement may not be amended except by an instrument in writing signed by each of the parties; provided, that ListCo may not propose or agree to an amendment unless it is acting at the recommendation of the Audit Committee of the ListCo Board.

At any time and from time to time prior to the Effective Time, ListCo (acting upon the recommendation of the Audit Committee) and NaaS may, to the extent legally allowed and except as otherwise set forth in the Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; and (c) subject to the requirements of applicable law, waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement applicable to such party. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such party. Any delay in exercising any right pursuant to the Merger Agreement will not constitute a waiver of such right.

THE SUPPORT AGREEMENT

The following is a summary of the material terms and conditions of the Support Agreement. This summary may not contain all the information about the Support Agreement that is important to you. This summary is qualified in its entirety by reference to the Support Agreement attached as Annex D to, and incorporated by reference into, this proxy statement.

In connection with the execution of the Merger Agreement, the ListCo Major Shareholder, which holds approximately 59.7% of the outstanding shares of the ListCo as of the date of this proxy statement, entered into the Support Agreement with ListCo and NaaS, pursuant to which they have, among other things, agreed to vote all of the ListCo Ordinary Shares that it beneficially owns (the “Subject Shares”) to approve of (a) the Mergers, (b) other proposals as may be reasonably agreed to by ListCo and NaaS as necessary or appropriate in connection with the consummation of the transactions contemplated by the Merger Agreement, (c) any and all ListCo independent director candidates as may be nominated by NaaS or Newlink, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (d) other proposals that either the SEC or Nasdaq (or the respective staff thereof) indicates are necessary as may be agreed to by ListCo and NaaS, (e) the Adjournment Proposal, and (f) any related and customary procedural and administrative proposals.

The ListCo Major Shareholder also agreed in the Support Agreement that at any meeting of ListCo shareholders or at any adjournment thereof, or in connection with any written resolution or consent of ListCo shareholders or in any other circumstances upon which the ListCo Major Shareholder’s vote, consent or other approval is sought, the ListCo Major Shareholder will vote or cause to be voted the Subject Shares against, withhold consent to and refrain from approving (as the case may be) (i) other than in connection with the transactions contemplated by the Merger Agreement, any alternative transaction proposal including any Alternative Transaction Proposal, (ii) any proposal that would prevent any ListCo independent director candidate nominated by NaaS or Newlink from being elected, (iii) allowing ListCo to execute or enter into, any agreement related to an Alternative Transaction Proposal, and (iv) entering into any agreement, or agreement in principle that may require ListCo to impede, abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder.

Transfer Restrictions Prior to Mergers

Pursuant to the Support Agreement, the ListCo Major Shareholder agrees that, subject to certain exceptions as set forth in the Support Agreement, from the date of the Support Agreement until the date of termination of the Support Agreement, the ListCo Major Shareholder will not, directly or indirectly, (i) (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of any Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) , (ii) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, in each case, other than as set forth in the Merger Agreement, any other transaction documents or the voting and other arrangements under the organizational documents of ListCo, (iii) take any action that would reasonably be expected to make any representation or warranty of the ListCo Major Shareholder in the Support Agreement untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling the ListCo Major Shareholder from performing its obligations under the Support Agreement, or (iv) commit or agree to take any of the foregoing actions.

Termination

The Support Agreement terminates upon the earlier of (a) the Closing, and (b) the termination of the Merger Agreement in accordance with its terms.

Other Terms of the Support Agreement

The Support Agreement also contains certain representations and warranties made by ListCo Major Shareholder, ListCo and NaaS.

THE VOTING AGREEMENTS

The following is a summary of the material terms and conditions of the Voting Agreements. This summary may not contain all the information about the Voting Agreements that is important to you. This summary is qualified in its entirety by reference to the Newlink Voting Agreement and Newlink Shareholder Voting Agreement attached as Annex E and Annex F, respectively, to, and incorporated by reference into, this proxy statement.

In connection with the execution of the Merger Agreement, Newlink, which holds approximately 83.4% of the outstanding shares of NaaS as of the date of this proxy statement, entered into a voting agreement with ListCo and NaaS (the “Newlink Voting Agreement”). Also in connection with the execution of the Merger Agreement, BCPE Nutcracker Cayman, L.P. (“Bain”), an affiliate of the ListCo Major Shareholder, which holds approximately 0.9% and 15.8% of the outstanding shares of NaaS and Newlink, respectively, as of the date of this proxy statement, entered into a voting agreement with ListCo and NaaS (the “Newlink Shareholder Voting Agreement”, collectively with the Newlink Voting Agreement, the “Voting Agreements”).

The Newlink Voting Agreement

Newlink holds approximately 83.4% of the outstanding shares of NaaS as of the date of this proxy statement. Pursuant to the terms of the Newlink Voting Agreement, Newlink has, among other things, agreed to vote all of the NaaS Ordinary Shares that it beneficially owns (“Newlink Subject Shares”) to approve of (a) the Mergers, (b) other proposals as may be reasonably agreed to by ListCo and NaaS as necessary or appropriate in connection with the consummation of the Transactions, (c) any and all ListCo independent director candidates as may be nominated by Mr. Dai, (d) other proposals that either the SEC or Nasdaq (or the respective staff thereof) indicates are necessary as may be agreed to by ListCo and NaaS, (e) if there are insufficient votes in favor of approving the Mergers, the adjournment of such meeting of NaaS shareholders to a later date, and (f) any related and customary procedural and administrative proposals.

Newlink also agreed in the Newlink Voting Agreement that at any meeting of NaaS shareholders or at any adjournment thereof, or in connection with any written resolution or consent of NaaS shareholders or in any other circumstances upon which Newlink’s vote, consent or other approval is sought, Newlink will vote or cause to be voted the Newlink Subject Shares against, withhold consent to and refrain from approving (as the case may be) (i) other than in connection with the Transactions, any alternative transaction proposal including any Alternative Transaction Proposal, (ii) any proposal that would restrict Mr. Dai from exercising the right to determine in his absolute discretion any and all ListCo independent director candidates to be nominated by NaaS or Newlink, (iii) allowing NaaS to execute or enter into, any agreement related to an Alternative Transaction Proposal, and (iv) entering into any agreement, or agreement in principle that may require NaaS to impede, abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder.

Transfer Restrictions Prior to Mergers

Pursuant to the Newlink Voting Agreement, Newlink agrees that, subject to certain exceptions as set forth in the Newlink Voting Agreement, from the date of the Newlink Voting Agreement until the date of termination of the Newlink Voting Agreement, Newlink will not, directly or indirectly, (i)(a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of any Newlink Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Newlink Subject Share, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) , (ii) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Newlink Subject Share), or enter into any other agreement, with respect to any Newlink Subject Share, in each case, other than as set forth in the Merger Agreement, any other transaction documents or the voting and other arrangements under the organizational documents of NaaS, (iii) take any action that would reasonably be expected to make any representation or warranty of the Newlink in the Newlink Voting Agreement untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling Newlink from performing its obligations under the Newlink Voting Agreement, or (iv) commit or agree to take any of the foregoing actions.

Termination

The Newlink Voting Agreement terminates upon the earlier of (i) the Closing, and (ii) the termination of the Merger Agreement in accordance with its terms.

Other Terms of the Support Agreement

The Newlink Voting Agreement also contains certain representations and warranties made by Newlink, ListCo and NaaS.

The Newlink Shareholder Voting Agreement

Bain, an affiliate of the ListCo Major Shareholder, holds approximately 0.9% and 15.8% of the outstanding shares of NaaS and Newlink, respectively, as of the date of this proxy statement. Pursuant to the terms of the Newlink Shareholder Voting Agreement, Bain has, among other things, agreed to vote all of the shares that it beneficially owns in Newlink and NaaS (“Bain Subject Shares”), as applicable, to approve of (a) the Mergers, (b) other proposals as may be reasonably agreed to by ListCo and NaaS as necessary or appropriate in connection with the consummation of the Transactions, (c) any and all ListCo independent director candidates as may be nominated by Mr. Dai, (d) other proposals that either the SEC or Nasdaq (or the respective staff thereof) indicates are necessary as may be agreed to by ListCo and NaaS, (e) the arrangements relating to the treatment of the ListCo Class B Ordinary Shares and the ListCo Class C Ordinary Shares to be issued to Newlink at the Closing, which arrangements are detailed in the written resolutions of the board of directors of Newlink dated February 8, 2022 (“Multiple-Class Shares Arrangements or the Amendment”), (f) if there are insufficient votes in favor of granting the shareholder approval, the adjournment of such meeting to a later date, and (g) any related and customary procedural and administrative proposals.

Bain also agreed in the Newlink Shareholder Voting Agreement that at any meeting of shareholders of NaaS or Newlink, or at any adjournment thereof, or in connection with any written resolution or consent of shareholders of NaaS or Newlink, or in any other circumstances upon which Bain’s vote, consent or other approval is sought, Bain will vote or cause to be voted the Bain Subject Shares against, withhold consent to and refrain from approving (as the case may be) (i) other than in connection with the Transactions, any alternative transaction proposal including any Alternative Transaction Proposal, (ii) any arrangement different from or not compatible with the Multiple-Class Shares Arrangements or the Amendment, (iii) any proposal that would restrict Mr. Dai from exercising the right to determine in his absolute discretion any and all ListCo independent director candidates to be nominated by NaaS or Newlink, (iv) allowing NaaS to execute or enter into, any agreement related to an Alternative Transaction Proposal, and (v) entering into any agreement, or agreement in principle that may require NaaS to impede, abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder.

Transfer Restrictions Prior to Mergers

Pursuant to the Newlink Shareholder Voting Agreement, Newlink agrees that, subject to certain exceptions as set forth in the Newlink Shareholder Voting Agreement, from the date of the Newlink Shareholder Voting Agreement until the date of termination of the Newlink Voting Agreement, Bain will not, directly or indirectly, (i)(a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of any Bain Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Bain Subject Share, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b), (ii) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Bain Subject Share), or enter into any other agreement, with respect to any Bain Subject Share, in each case, other than as set forth in the Merger Agreement, any other transaction documents or the voting and other arrangements under the organizational documents of ListCo, Newlink or NaaS, (iii) take any action that would reasonably be expected to make any representation or warranty of the Bain in the Newlink Shareholder Voting Agreement untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling Bain from performing its obligations under the Newlink Shareholder Voting Agreement, or (iv) commit or agree to take any of the foregoing actions.

Termination

The Newlink Shareholder Voting Agreement terminates upon the earlier of (i) the Closing, and (ii) the termination of the Merger Agreement in accordance with its terms.

Other Terms of the Support Agreement

The Newlink Shareholder Voting Agreement also contains certain representations and warranties made by Bain, ListCo and NaaS.

PROPOSAL II: THE NAME CHANGE PROPOSAL

The Name Change Proposal would change the name of the Company from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” effective immediately prior to the Effective Time.

Required Vote

Approval of the Name Change Proposal requires not less than two-thirds of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS (WITH MR. JIA ZHU AND MR. ZHONGJUE CHEN RECUSING) RECOMMENDS THAT RISE’S SHAREHOLDERS VOTE “FOR” PROPOSAL II, THE NAME CHANGE PROPOSAL.

PROPOSAL III: THE VARIATION OF SHARE CAPITAL PROPOSAL

The Various of Share Capital Proposal would, immediately prior to the Effective Time, vary the authorized share capital of ListCo as follows:

(i)

by increasing the authorized share capital of the Company from US$2,000,000 divided into 200,000,000 ordinary shares of a par value of US$0.01 each to US$25,000,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.01 each by the creation of an additional 2,300,000,000 shares with a par value of US$0.01 each;

(ii)	by re-designating and re-classifying all the issued and outstanding Shares as Class A ordinary shares of a par value of US$0.01 each (“Class A Ordinary Shares”) on a 1:1 basis;

(iii)	by re-designating and re-classifying 581,500,170 of the authorized but unissued Shares into Class A Ordinary Shares on a 1:1 basis;

(iv)	by re-designating and re-classifying 300,000,000 of the authorized but unissued Shares into Class B ordinary shares of a par value of US$0.01 each on a 1:1 basis;

(v)	by re-designating and re-classifying 1,400,000,000 of the authorized and unissued Shares into Class C ordinary shares of a par value of US$0.01 each on a 1:1 basis; and

(vi)

by designating 100,000,000 of the authorized and unissued Shares as such class or series (however designated) as the board of directors of the Company may determine in accordance with the articles of association.

such that following such Variation of Share Capital, the authorized share capital of the Company will be US$25,000,000 divided into (i) 700,000,000 Class A ordinary shares of a par value of US$0.01 each; (ii) 300,000,000 Class B ordinary shares of a par value of US$0.01 each; (iii) 1,400,000,000 Class C ordinary shares of a par value of US$0.01 each; and (iv) 100,000,000 shares of a par value of US$0.01 each of such class or series (however designated) as the board of directors of the Company may determine in accordance with the articles of association.

Required Vote

Approval of the Variation of Share Capital Proposal requires not less than two-thirds of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS (WITH MR. JIA ZHU AND MR. ZHONGJUE CHEN RECUSING) RECOMMENDS THAT RISE’S SHAREHOLDERS VOTE “FOR” PROPOSAL III, THE VARIATION OF SHARE CAPITAL PROPOSAL.

PROPOSAL IV: THE AMENDMENT PROPOSAL

The Amendment Proposal would amend and restate ListCo’s existing memorandum and articles of association by their deletion in their entirety and the substitution of in their place of the second amended and restated memorandum and articles of association of ListCo substantially in the form attached as Annex J to the accompanying proxy statement, with effective immediately prior to the Effective Time.

Required Vote

Approval of the Amendment Proposal requires not less than two-thirds of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS (WITH MR. JIA ZHU AND MR. ZHONGJUE CHEN RECUSING) RECOMMENDS THAT RISE’S SHAREHOLDERS VOTE “FOR” PROPOSAL IV, THE AMENDMENT PROPOSAL.

PROPOSAL V: THE GENERAL AUTHORIZATION PROPOSAL

The General Authorization Proposal would authorize each of the directors and officers of ListCo to do all things necessary to give effect to the Merger Agreement, the plans of merger, and the transactions contemplated by the Merger Agreement and the plans of merger, including the Mergers and, effective immediately prior to the Effective Time, the Change of Name, the Variation of Share Capital and the Amendment of M&A.

Required Vote

Approval of the General Authorization Proposal requires not less than two-thirds of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS (WITH MR. JIA ZHU AND MR. ZHONGJUE CHEN RECUSING) RECOMMENDS THAT RISE’S SHAREHOLDERS VOTE “FOR” PROPOSAL V, THE GENERAL AUTHORIZATION PROPOSAL.

PROPOSAL VI: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal would authorize the chairperson of the extraordinary general meeting to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies in the event that, at the extraordinary general meeting, insufficient proxies are received in favor of the Merger Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Amendment Proposal and the General Authorization Proposal at the extraordinary general meeting before any vote is taken thereon. If the Adjournment Proposal is approved, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to approve the Merger Proposal, the Name Change Proposal, the Variation of Share Capital Proposal, the Amendment Proposal and the General Authorization Proposal. If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

Vote Required for Approval

The approval of the Adjournment Proposal requires a simple majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs for which the ADS depositary votes at the extraordinary general meeting will be counted as present for purposes of determining the existence of a quorum.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS (WITH MR. JIA ZHU AND MR. ZHONGJUE CHEN RECUSING) RECOMMENDS THAT RISE’S SHAREHOLDERS VOTE “FOR” PROPOSAL VI, THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT NAAS

Corporate History

NaaS launched its EV charging services in 2019 through Chezhubang (Beijing) Technology Co., Ltd. (“Chezhubang Technology”), and its subsidiaries Beijing Chezhubang New Energy Technology Co., Ltd. (“Beijing Chezhubang”) and Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (“Kuaidian Power Beijing”), which were established by Chezhubang Technology in August 2019 and July 2018, respectively.

In July 2019, Dada Auto Inc. was incorporated in the Cayman Islands as the holding company to facilitate NaaS’ offshore financing.

In May 2020, Kuaidian Power Beijing acquired 100% of the equity interests in Shaanxi Kuaidian Mobility Technology Co., Ltd. (“Shaanxi Kuaidian”) in May 2018. In September 2020, Kuaidian Power Beijing incorporated a wholly-owned subsidiary, Zhidian Youtong Technology Co., Ltd. (“Zhidian Youtong”).

In February 2021, Cosmo Light (Beijing) New Energy Technology Co., Ltd. (“Cosmo Light”) was incorporated. In April 2021, Xixian New District Constant Energy Joint New Energy Automobile Co., Ltd. (“XXND Automobile”) and Qingdao Hill Matrix New Energy Technology Co., Ltd. (“QHM New Energy”) were incorporated. Ownership interests in each of Cosmo Light, XXND Automobile and QHM New Energy were held by NaaS through certain nominee arrangements. In September 2021, Beijing Chezhubang acquired 100% of the ownership interest in Shaanxi Kuaidian.

In early 2022, NaaS entered into a series of transactions to restructure its organization and its EV charging service business (the “Restructuring”). In connection with the Restructuring, NaaS established various intermediate holding companies, including Fleetin HK Limited which was incorporated in March 2020. Fleetin HK Limited incorporated Zhejiang Anji Intelligent Electronics Holding Co., Ltd. (“Anji Zhidian”), a wholly-owned subsidiary in China, in December 2021.

As a part of the Restructuring, Anji Zhidian acquired 100% of the ownership interest in Beijing Chezhubang from Chezhubang Technology, and Beijing Chezhubang in turn acquired 100% of the ownership interest in Zhidian Youtong. In conjunction therewith (a) Anji Zhidian acquired 100% of the equity interests in Cosmo Light in March 2022, (b) Anji Zhidian acquired 100% of the equity interests in QHM New Energy, and (c) Anji Zhidian acquired 80% of the equity interests in XXND Automobile in March 2022. Anji Zhidian is also expected to acquire 100% of the equity interests in Kuaidian Power Beijing as part of the Restructuring in April 2022 and in any event prior to consummation of the Mergers.

Prior to the Restructuring, Dada Auto Inc., a holding company that has no material operations of its own, conducted a major part of its operations through its PRC subsidiaries and through Kuaidian Power Beijing, its VIE. PRC laws and regulations prohibit or restrict foreign ownership in companies involved in the provision of value-added telecommunication services in China. NaaS’ value-added telecommunication services in China was conducted through Kuaidian Power Beijing in order to comply with PRC laws and regulations to provide investors with exposure to foreign investment in such entities.

NaaS has, through its PRC subsidiary, Anji Zhidian, entered into the VIE Agreements with, Kuaidian Power Beijing, and shareholders of Kuaidian Power Beijing, including Exclusive Business Cooperation and Service Agreement, proxy agreements and powers of attorney, exclusive option agreements, and equity interest pledge agreements. As a result of these contractual arrangements, NaaS has the power to direct the activities of Kuaidian Power Beijing that most significantly impact its economic performance. NaaS is also entitled to receive substantially all of the economic benefits generated by Kuaidian Power Beijing as primary beneficiary and NaaS bears the obligation to absorb any and all economic losses Kuaidian Power Beijing incurs. In addition, NaaS has an exclusive option to purchase all or part of the equity interests in Kuaidian Power Beijing when and to the extent permitted by PRC law. For the reasons above, while NaaS does not own equity in Kuaidian Power Beijing, it is believed that Kuaidian Power Beijing should be treated as NaaS’ variable interest entity and NaaS should be regarded as the primary beneficiary of Kuaidian Power Beijing. A summary of certain material terms of the VIE Agreements is as follows.:

•

Exclusive Business Cooperation and Service Agreement. Under the Exclusive Business Cooperation and Service Agreement between Anji Zhidian and Kuaidian Power Beijing, Anji Zhidian has the exclusive right to provide, among other things, technical support and consulting services to Kuaidian Power Beijing. In addition, Kuaidian Power Beijing irrevocably grants Anji Zhidian an exclusive and irrevocable option to purchase any or all of the assets and business of Kuaidian Power Beijing at the lowest price permitted under PRC law.

•

Proxy Agreement and Power of Attorney. Under the proxy agreement and power of attorney among Anji Zhidian, Kuaidian Power Beijing, and each shareholder of Kuaidian Power Beijing, such shareholder irrevocably nominates, appoints and constitutes Anji Zhidian and its successors as his or her attorney-in-fact to exercise any and all of his or her rights as a shareholder of Kuaidian Power Beijing.

•

Exclusive Option Agreement. Under the exclusive option agreement among Anji Zhidian, Kuaidian Power Beijing and each shareholder of Kuaidian Power Beijing, such shareholder irrevocably grants Anji Zhidian or its designated person(s) an exclusive option to purchase, at any time and to the extent permitted under PRC law, all or part of his or her equity interests in Kuaidian Power Beijing at a price of RMB 1 or at the lowest price permitted under the PRC law.

•

Equity Interest Pledge Agreements. Under the equity interest pledge agreement among Anji Zhidian, Kuaidian Power Beijing and each shareholder of Kuaidian Power Beijing, such shareholder pledges all of his or her equity interests in Kuaidian Power Beijing to Anji Zhidian to secure the performance by Kuaidian Power Beijing and its shareholders of their respective obligations under the applicable VIE Agreements. If the pledger or Kuaidian Power Beijing breaches its obligations under these contractual arrangements, Anji Zhidian, as the pledgee, will be entitled to certain rights and remedies including priority in receiving the proceeds from the auction or disposal of the pledged equity interests in Kuaidian Power Beijing. Anji Zhidian also has the right to receive dividends distributed on the pledged equity interests during the term of the pledge.

The following diagram illustrates the corporate structure of NaaS upon the completion of the Restructuring, including its principal subsidiaries:

Dada Auto Inc.
100%
Fleetin HK Limited
Offshore (outside China)
100%
Onshore (in China)
Zhejiang Anji Intelligent Electronics Holding Co., Ltd.
100%
100%
100%
100%
80%
Beijing Chezhubang New Energy Technology Co., Ltd.
Kuaidian Power (Beijing) New Energy Technology Co., Ltd.*
Cosmo Light (Beijing) New Energy Technology Co., Ltd.
Qingdao Hill Matrix New Energy Technology Co., Ltd.,
Xixian New District Constant Energy Joint New Energy Automobile Co., Ltd.
100%
100%
Zhidian Youtong Technology Co., Ltd.
Shanxi Kuaidian Mobility Technology Co., Ltd.

*	As part of the Restructuring, Anji Zhidian is expected to acquire 100% of the equity interests in Kuaidian Power Beijing in April 2022 and in any event prior to consummation of the Mergers.

Business Overview

NaaS is one of the largest and fastest growing EV charging service providers in China, whose vision is to power the world with carbon neutral energy. NaaS began its EV charging services in 2019, and has established and maintains the largest EV charging network in China in terms of the charging volume transacted through its charging network for third-party charging station operators, and in terms of the number of public DCFCs connected to its network, according to CIC. NaaS believes that it is capable of maintaining its leadership position in the booming Chinese market and is well positioned to capitalize on its sustainable first mover advantages and success in China to become a global leader in EV charging services.

NaaS has adopted an asset-light business model that allows for accelerated expansion and growth. It offers a comprehensive suite of EV charging solutions that mainly serve charging station operators, charger manufacturers, EV OEMs, and also benefits end-users and other stakeholders along the EV charging industry value chain:

•

Online EV Charging Solutions. NaaS provides an integrated set of online solutions to charging station operators. NaaS offers effective mobility connectivity services that boosts the visibility of charging stations and charging piles and connects them with end-users through different traffic channels. Concurrently, this also enables a superior charging experience for end-users. NaaS also provides other online solutions, including SaaS products that digitalize and upgrade key aspects of the operations and the management of charging stations.

•

Offline EV Charging Solutions. NaaS offers a wide range of offline services that simplify the daily operations of charging station operators, ranging from hardware procurement, electricity procurement, station maintenance, to customer support and more. NaaS also provides end-to-end supply chain services to station operators, and has proven to be an effective marketing and distribution channel for its partner charger manufacturers, through which hardware sales are made.

•

Non-Charging Services. NaaS has pioneered the introduction of non-charging services (such as food and beverage services) to station operators to help them generate diversified revenue streams, creating a new charging experience for end-users.

As of December 31, 2021, NaaS’ charging solutions have benefited more than 800 charging station operators and over 20,000 charging stations. NaaS has established and is maintaining the largest charging network in China in terms of the number of public DCFCs, according to CIC. As of December 31, 2021, NaaS had enabled approximately 1.9 million end-users to receive higher quality EV charging services. More than 70% of the chargers accessible on NaaS’ network are DCFCs. More than 1,232GWh was transacted through NaaS’ network in 2021, representing 18% of all charging volume completed through public chargers in China in 2021, according to CIC. As of December 31, 2021, NaaS’ connected chargers had penetrated into 288 cities and NaaS recorded a DCFC coverage rate of 61.8% over all public DCFCs in China. The total value of all charging pile sold through NaaS’ network reached US$7 million in 2021.

NaaS primarily operates in China which, according to CIC, is the largest EV sales and public charging market in the world, and also one of the fastest growing. EV sales have grown exponentially in China as a direct result of the national electrification trend across various vehicle categories. Total EV parc in China grew rapidly from 0.9 million in 2016 to 7.8 million in 2021 and is expected to reach 92.2 million by 2030, representing a CAGR of 31.5% between 2021 and 2030, according to CIC. As a result, China’s charging network has seen a similarly strong corresponding rate of growth with the increasing adoption of EVs and is expected to continue to expand as the adoption of EVs accelerates in China. According to CIC, the total number of charging station operators increased from approximately 500 in 2016 to approximately 4,000 in 2021, and is expected to reach over 8,000 in 2030. According to CIC, the total number of charging stations increased from approximately 7,500 in 2016 to approximately 74,700 in 2021, and is expected to increase to approximately 1.3 million by 2030. In addition, the total number of EV chargers installed in China increased from approximately 204,000 to approximately 2,617,000 between 2016 and 2021, and is expected to reach 31.5 million by 2030. From 2016 to 2021, the market share of the top five EV charging station operators decreased from approximately over 90% to approximately 73%, indicating a trend of increasingly fragmented supply in the market.

Public charging represents the primary mode of charging for end-users in China. To cater to the unique characteristics of the Chinese market and to address the pain points that have negatively impacted China’s EV charging ecosystem, NaaS has developed a comprehensive set of solutions and pioneered a distinct business model that benefits charging station operators, end-users, charger manufacturers, EV OEMs, and other participants along the EV charging industry value chain in China.

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Charging Station Operators. NaaS’ full suite of EV charging solutions, both online and offline, enhance the operational efficiency and profitability of charging station operators, improving their ability to reach end-users, and increasing the utilization rate of their charging piles. NaaS is also capable of fully managing the charging station on occasions where station owners and operators may choose to outsource and be passive in the day-to-day management of their stations. NaaS is also able to boost charging station revenues by providing station operators with the ability to offer additional retail and ancillary services.

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Charger Manufacturers. NaaS helps charger manufacturers gain market access in an efficient and cost-effective manner and enables them to increase their sales, particularly with respect to small- and medium-sized charging station operators who remain largely underserved.

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End-users. NaaS enables end-users to locate suitable charging facilities from a wide selection and listing of functional chargers on its network, allowing end-users to enjoy a hassle-free, frictionless and low-cost charging experience.

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EV OEMs. NaaS helps end-users achieve a one-stop, seamless and integrated charging experience and is in the process of launching functions and applications within the pre-installed software of EV OEMs, improving the overall EV user experience and increasing user satisfaction, and potentially increasing sales for EV OEMs.

NaaS is committed to product and service innovations and has continued to expand its offerings throughout its history. NaaS launched its SaaS products in January 2019. Full station operation commenced in June 2020 and non-charging services were launched one month later. NaaS began to provide hardware procurement services in July 2020, and electricity procurement services in October 2020. NaaS further added services targeting EVs and station operation and maintenance to its portfolio of solutions in January 2021 and July 2021, respectively. As NaaS continued to increase the scope of its comprehensive EV charging solutions, it has also achieved rapid growth and success. It serviced more than 50, 200 and 800 charging station operators and more than 11,000, 17,000 and 20,000 charging stations as of December 31, 2019, 2020 and 2021, respectively. The total number of chargers accessible through the NaaS network increased substantially from 130,241 in 2019 to 165,073 in 2020 and reached 290,000 chargers at the end of 2021, representing an increase of 59.9% and 78.6% in 2020 and 2021, respectively, and with more than 70% of the chargers being DCFCs as of December 31, 2021. The total number of charging service orders transacted through NaaS’ network were 7 million in 2019, 17 million in 2020, and 55 million in 2021, representing an increase of 142.9% and 223.5% in 2020 and 2021, respectively. The total charging volume transacted through NaaS was 148.8GWh, 377.1GWh and 1,231.9GWh as of the end of 2019, 2020 and 2021, respectively, representing an increase of 153.4% and 226.7% in 2020 and 2021, respectively.

The gross transaction volume increased from approximately RMB153.9 million in 2019, to approximately RMB365.5 million in 2020 and again to approximately RMB1.19 billion in 2021, representing an increase of 137.5% and 226.9% in 2020 and 2021, respectively. Approximately 18% of China’s public charging volume in 2021 was completed through NaaS.

NaaS has also achieved significant growth in terms of its financial results. Its gross revenue for the year ended December 31, 2021 was approximately US$24.0 to US$25.0 million, increased substantially from gross revenue of approximately US$5.0 to US$6.0 million for the year ended December 31, 2020.

NaaS is committed to decarbonization and the building of a green and sustainable future. NaaS believes in clean energy and is facilitating the adoption of EVs through the deployment and operation of EV charging infrastructure, allowing for the reduction of greenhouse gas emissions caused by traditional vehicles. As certified by SGS, an independent Swiss testing agency, NaaS has helped reduce carbon emissions by approximately 900,000 tons in 2021. NaaS will continue its efforts to reduce the carbon footprint of transportation by offering compelling EV charging solutions.

Industry Overview

According to CIC, China is the largest EV sales and public charging market in the world and also one of the fastest growing.

China has been at the forefront of electric mobility. It is making a nation-wide transition towards electrification, and the PRC government has offered extensive support and incentives. China’s EV infrastructure has been the primary beneficiary of this paradigm shift, expanding greatly as a result, and is expected to continue to expand in the foreseeable future. The PRC government has recently unveiled its “dual carbon” goal, declaring that China will aim to reach carbon dioxide emissions peak by 2030 and carbon neutrality by 2060. Encouraging the transition to more zero-emission vehicles, including EVs, has been and is expected to continue to be essential to China’s transition to a system of low-carbon transportation, and also to the country’s pledged carbon peak and carbon neutrality goals.

EV parc in China rose quickly from 0.9 million in 2016 to 7.8 million in 2021 and is expected to reach 92.2 million by 2030, representing a CAGR of 31.5% between 2021 and 2030, according to CIC. In terms of yearly EV sales volume, a total of 3.5 million EVs were sold in China in 2021, representing approximately 51.1% of total EV sales in the world for the year, and the number is expected to grow to 15.7 million by 2030, according to CIC.

China’s charging network has seen a corresponding rate of growth with the rapid adoption of EVs and is expected to continue to expand as the adoption of EV continues in China. According to CIC, the total number of charging station operators increased from approximately 500 in 2016 to approximately 4,000 in 2021, and is expected to increase to over 8,000 by 2030. In 2021, there were less than 1,000 large scale charging station operators (those with more than 50 chargers) and more than 3,000 (those with less than 50 chargers) small- and-medium-sized operators in China. According to CIC, the total number of charging stations increased from approximately 7,500 in 2016 to approximately 74,700 in 2021, and is expected to reach approximately 1.3 million by 2030. Total EV chargers installed in China increased from approximately 204,000 to approximately 2,617,000 between 2016 and 2021, and is expected to increase to 31.5 million by 2030. China already has the world’s largest EV charging network as of 2021, with the largest number of chargers, and has the world’s largest EV car parc, accounting for 43.7% of the world’s total EV car parc as of 2021, according to CIC. Total charging volume increased from 1.2TWh in 2016 to 15.2TWh in 2021 and is expected to reach 219.1TWh by 2030, according to CIC. CIC further indicates that the market size for the charger supply chain segment as measured by sales value, reached RMB7.5 billion in 2021, and is expected to increase to RMB60.4 billion by 2030, representing a CAGR of 26.1% between 2021 and 2030.

The China EV charging market has certain unique characteristics. In particular, demand for public charging infrastructure is very high relative to other markets due to the scarcity of private or residential charging facilities. The lack of home or private charging infrastructure exists for several reasons:

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Scarcity of private parking spaces. China’s urban population density is high, especially for the relatively more developed regions of the country, which also tend to have higher EV adoption rates. Private parking spaces are limited, and a home garage is a rarity in these cities, making public charging stations the most viable form of charging available. In addition, according to CIC, less than 50% of all EVs in China were paired with private charging facilities at the end of 2021.

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Constraints in grid capacity and difficulty in changing infrastructure in residential areas. The adoption of private charging is also hobbled by governmental restrictions on electricity usage as well as grid limitations. There are also substantial challenges in upgrading or modifying the existing grid system of an existing residential area for EV charging.

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Community objections to the installation of private charging facilities. Installation of private charging facilities faces specific challenges in densely populated and residential areas. Communities may express reservations about having private charging infrastructure built in their residential neighborhoods, and the high urban density in China also heightens the safety concerns over the presence of private EV charging and electricity equipment around densely populated residential areas.

These factors make private residential charging less attractive and less achievable in China but in turn creates an enormous market for public charging in China. According to CIC, China was the biggest charging market and contributed to 59.8% of the world’s total number of non-private chargers in 2021. The number of public charging stations have increased rapidly from approximately 54,100 in 2020 to approximately 63,500 in 2021. Public charging piles installed increased from 0.1 million in 2016 to 0.8 million in 2021 and is expected to increase to 14.9 million by 2030. Charging volume completed through non-private chargers accounted for approximately 71.5% of the total charging volume in China in 2021, and is expected to account for approximately 81.6% of total charging volume by 2030 according to CIC, driven by increasing EV charging demand and the limitations on private charger installation. Total charging volume completed through non-private chargers increased from 0.8TWh to 10.9TWh between 2016 and 2021, and is expected to reach 178.8TWh in 2030 with a CAGR of 36.5% between 2021 and 2030. The market size of non-private EV charging service as measured by GTV in China increased from RMB0.9 billion in 2016 to RMB11.5 billion in 2021 with a CAGR of 65.9% over the same period, and is expected to continue to increase to RMB205.5 billion by 2030 at a CAGR of 37.8% between 2021 and 2030.

The increasing dominance of public charging also has implications for consumer behavior. As end-users cannot simply park their EVs and leave their EVs completely unattended, end-users in China will tend to wait at the charging station or in the vicinity during the charging session. According to CIC, the average time required for a charging session is approximately 60 to 90 minutes, which corresponds to the average vehicle parking time and the waiting time of end-users at the charging stations. The consequence of this is that the Chinese market has exhibited a general preference towards faster charging so as to reduce the wait time for end-users. As a result, the scale and speed of construction of DCFCs in China have grown rapidly in recent years. There were a total of approximately 29,000 public DCFCs in 2016. This number increased to approximately 177,000 in 2020 and reached approximately 286,000 in 2021, representing 31.8% and 35.3% of the total number of public charging piles in China during these periods. The number of public DCFCs is expected to grow to 7.94 million by 2030. Public DCFCs accounted for 59.6%, 83.5%, and 90.1% of the charging volume from public chargers in 2016, 2020 and 2021 respectively in China and the percentage is projected to reach 95% by 2030.

The relatively long waiting times for public charging services also provides a potentially substantial opportunity for charging station operators to offer additional and ancillary products and services to end-users, and to transform and enhance the end-user charging experience. According to CIC, the market size of non-charging services in charging stations in China, in terms of sales value, was RMB263.9 million in 2021, and is expected to increase to RMB34.7 billion by 2030, representing a CAGR of 71.9% between 2021 and 2030.

To take advantage of the expected rapid growth in China and to match the unique demands of this market, NaaS has been upgrading and expects to continue to upgrade its online and offline EV charging solutions, expanding its network of charging stations, focusing on public charging scenarios and faster charging capabilities, and prioritizing the development of locations with favorable traffic and utilization characteristics, while introducing the provision of non-charging retail and ancillary services at different charging stations.

NaaS’ EV Charging Solutions

NaaS offers a comprehensive suite of charging solutions – including online and offline management and operational support as well as services related to non-charging services – that are tailored for the unique demands of the Chinese market. NaaS’ product and service offerings fall into three main categorizes:

•	online EV charging solutions;

•	offline EV charging solutions; and

•	services related to non-charging businesses.

NaaS’ operational solutions primarily service station operators and owners, providing guidance and support through every stage of the station lifecycle. As the largest EV charging service provider in China according to CIC, NaaS is backed by significant operational expertise, knowledge of industry best practices, and experience with standardized charging services. The integration of its online and offline service capabilities ensure that NaaS is capable of providing hardware-integrated operation solutions that synthesizes IoT devices into management software to enable turn-key development for charging stations and automating business processes. It enables charging station operators to intelligently deploy EV charging infrastructure at commercial, retail, and public locations as well as multi-unit residential buildings. NaaS’ insights enable charging station operators to optimize their charging network density. In addition, it can assist charging station operators in station design and decoration, and also enable hardware, furniture and fixtures, and electricity procurement with discounted prices. NaaS’ services also extend to after the opening of the station, and includes management and operational support for charging stations, including maintenance and customer support.

Online EV Charging Solutions

NaaS offers a comprehensive set of online EV charging solutions. It provides SaaS products to support charging station operators with the management of key aspects of their stations’ daily operations. It empowers station operators to increase customer acquisition, streamline operational processes and critical business tasks, allowing them to better control operating costs, create new business opportunities and ultimately enhance their overall efficiency and profitability. Its online service and product offerings also enables a smoother, easier, hassle-free charging experience for a vast number of end-users, and benefitting EV OEMs as a result.

Mobility Connectivity Services

NaaS’ mobility connectivity services, or traffic support services, increase the visibility of charging stations and charging piles and provides channels for charging station operators to gain access to end-users. At the same time, end-users benefit from the vast number of charging stations and charging piles on the NaaS’ network which support multiple EV brands and models, and charging options. NaaS provides a centralized and single reliable source of charging station information, through which numerous charging stations and charging piles can be networked and readied to be connected to end-users, improving user awareness of different stations and providing additional traffic for station operators, while also increasing the utilization rate of their charging facilities. Simultaneously this also enables an easier charging experience for end-users, which in turn also improves EV user satisfaction rates, and potentially increases sales for EV OEMs.

Charging piles and stations can be difficult to locate given their low visibility and the tendency of chargers to be located in less visibly prominent areas. This difficulty is exacerbated when a driver seeks charging facilities in areas that he or she is less familiar with. Even when this first hurdle is overcome and a driver successfully locates a charging pile, often the charger located maybe malfunctioning or non-operational, giving the end-user a negative and frustrating experience. Identifying a properly working charger with a compatible user interface and back-end software can be difficult, frustrating and time consuming, all of which creates a negative EV user experience. Another complexity in the EV charging market is that different EV brands and models in the Chinese market require different APPs to initiate charging sessions. As a result, different charging station operators are typically accessible only through different APPs, requiring users to download and switch between multiple APPs to be able to access more fueling options.

As of December 31, 2021, NaaS had enabled approximately 1.9 million end-users to receive higher quality EV charging services. As of the end of 2021, NaaS had over 800 charging station operators on its network covering 290,000 chargers. More than 70% of the chargers accessible on NaaS’ network are DCFCs.

As more station operators join the NaaS charging network, the additional charging stations will attract a growing number of end-users to NaaS’ services. The access to more end-users then translates into greater potential for NaaS to introduce traffic to station operators, thereby attracting more station operators to the NaaS ecosystem. This creates a positive network effect and fosters a virtuous cycle for the betterment of NaaS mobility connective services.

Other Services

NaaS’ online services also extend to traffic support and management, marketing, payment, charging piles management, order management, load management, and membership management. NaaS also provides phone support to both site hosts and end-users.

NaaS is also working with certain EV OEMs to provide functions and applications within the pre-installed software of their EVs, which is expected to further enhance and simplify the charging experience for end-users, helping to generate additional EV sales for partnering EV OEMs by enhancing the charging experience and addressing one of the major pain points of EV owners.

Value Propositions

Value Propositions to Charging Station Operators. The vast pool of end-users introduced by NaaS’ business partners to its ecosystem allows NaaS to provide effective mobility connectivity services and traffic referrals to charging station operators. Through partnerships with NaaS, charging station operators can gain access to increased traffic and revenue from their charging services and also see higher utilization rate for their chargers. Charging station operators also benefit from seeing real-time information for the charging sessions transacted through NaaS, making monitoring and operational management easier for these operators.

Value Propositions to EV OEMs. NaaS helps achieve a one-stop, seamless and integrated charging experience to end-users and is working with EV OEMs to enable EV charging functions within the EVs’ pre-installed software, which is expected to improve the overall user experience and increase user satisfaction. At the same time, EV OEMs can fully leverage NaaS’ network of charging infrastructure to reduce their users’ range anxiety instead of investing heavily on their own charging network. These could also potentially lead to increased sales for EV OEMs.

Value Propositions to end-users. NaaS enables end-users to successfully locate and gain access to a wide selection of properly functioning chargers on its network and to deliver a hassle-free and frictionless charging experience. End-users are able to identify suitable charging stations on NaaS’ network regardless of brand or affiliation, avoiding the hassles involved in switching and checking between different APPs to find compatible chargers, and saving themselves from the frustration of locating a charger only to find that the charger is non-operational or malfunctioning.

For its online EV charging solutions, NaaS charges service fees to station operators based on the charging volume completed through NaaS’ network. It also charges one-time fees for its SaaS solutions.

Offline EV Charging Solutions

NaaS supports charging station operators with their hardware and electricity procurement, and maintains a comprehensive suite of offline operation solutions that addresses the needs of station operators’ daily operations, as well as solutions for the maintenance and upkeep of charging infrastructure, helping station operators improve their operational efficiency and increase profitability.

Hardware Procurement

NaaS helps charging station operators with their procurement requirements. It procures suitable chargers at bulk purchase prices from its partner charger manufacturers and re-sells these chargers to charging station operators at discounted prices.

With the rapid increase in the number of EV parcs in China, the total number of public EV chargers is expected to grow to meet the corresponding increase in charging demand. As more small and medium-sized charging station operators are expected to enter the market, there will be a growing need for the procurement of new chargers for new station construction or for the replacement of existing chargers. However, small and medium-sized station operators are unable to secure favorable discounts or crucial pre- or post-sales services from charger manufacturers due to their limited scale. The extensive station operator network of NaaS allows it to integrate procurement demands for chargers from various operators to make bulk purchases at a lower price and to secure important pre- or post-sales services from charger manufacturers, all for the benefit of station operators. It is also worth noting that there are a vast number of charger manufacturers in China of varying size and quality. These manufacturers also provide different levels of support and different services in connection with the sale of their charging piles. The repertoire of products and services of a given charger manufacturer may be suitable for certain charging station operators but not others, depending on the operator’s size, operational environment and other requirements. Specifically, many charger manufacturers do not have the capacity to cater to small and medium-sized station operators that are expected to dominate the EV charging market in China. As a result, station operators, particularly small and medium-sized station operators, face difficulties in finding the right charger manufacturer with the right set of products and services that adequately meets their operational needs. On the other hand, charger manufacturers themselves are faced with intense competition, and may lack adequate sales and marketing channels to reach the right station operators.

Charging station operators that are integrated into NaaS’ ecosystem are connected with the most suitable charger manufacturers for their specific needs, and this in turn provides a valuable sales channel for NaaS’ charger manufacturer partners. NaaS has a close working relationship with over 800 different charging station operators and 29 charger manufacturers (including all of the top 25 charger manufacturers in China (in terms of revenue)), enabling it to better serve its station customers as well as its partnering charger manufacturers. Leveraging the EV charging ecosystem that it has built, and utilizing NaaS’ deep understanding of both the needs of its charging station partners and the capabilities of its charger manufacturer partners, NaaS has been able to efficiently promote the sales of charger manufactures and address procurement difficulties for charging station operators.

In relation to its hardware procurement, NaaS had historically limited its participation to the facilitation of sales transactions, generating revenues by charging a take rate on the procurement value. The total value of all charging pile sold through NaaS’ network reached US$7 million in 2021. Since 2022, NaaS has begun directly undertaking procurement and sales activities as a part of its offline EV charging solutions.

Other Offline Services

NaaS provides electricity procurement services to charging station operators. Leveraging the vast number of station operators on its network, NaaS is able to aggregate procurement requirements for electricity and negotiate for and secure electricity at favorable prices. This is particularly beneficial to small and medium-sized station operators who often lack the ability to obtain lower prices due to a lack of scale. As of December 31, 2021, 72 station operators and 146 charging stations had engaged NaaS for its electricity procurement services, and have purchased 451.73GWh of electricity, generating total savings of approximately RMB22.9 million in procurement costs. For electricity procurement services, NaaS charges a take rate on the procurement value.

To complement its EV charging services, NaaS also provides charging station operators with 24/7 offline operational and management services. Depending on their varying needs, charging station operators can opt for professional operational services from NaaS, including outsourcing to NaaS their daily operations, including the regular maintenance and upkeep of their charging piles and stations. They can also order onsite maintenance and repair services provided by specialized technicians in the event of any equipment failure or hardware downtime. NaaS collects service fees based on the operating parameters of the charging station, such as its size and number of charging piles. Such fees are charged on a periodic basis. and often on a monthly basis.

Value Propositions

Value Propositions to Charging Station Operators. To charging station operators, NaaS’ offline solutions enable them to operate more efficiently and at a lower cost. NaaS helps charging stations operators, particularly small- and medium-sized operators, to procure charging hardware and related pre- and post-sale services as well as electricity from suppliers in an efficient and cost- and time-effective manner. By working with NaaS, charging station operators not only benefit from lower bulk purchase prices for charging infrastructure and electricity, which are available on NaaS’ network, but also from a vast array of operational and management services that are secured or provided by NaaS to enable easier and more efficient management of charging stations.

Value Propositions to Charger Manufacturers. NaaS is a compelling sales and marketing channel for charger manufacturers, allowing them to potentially increase their sales volume. A majority of the charger manufacturers in China are focused on expending resources on the research and development of their products while forging partnerships with large-scale EPC station operators. While small- and medium-sized station operators are becoming the main players in the charging market, they are presently and historically have not been the primary focus for most charger manufacturers, and have not been the primary targets of their marketing efforts. NaaS functions as an extension of the sales and marketing teams of charger manufacturers and help them with their outreach to this underserved group of potential customers. In addition, when the capabilities and services provided by a charger manufacturer does not fully meet the needs and requirements of a charging station operator, and in particular the needs of small- and medium-sized station operators, NaaS is able to step in and complement the offerings of that charger manufacturer with its own comprehensive set of offline and online solutions. The availability of these solutions greatly improves the chances for NaaS’ charger manufacturer partners to complete a sale through the NaaS network and establishes NaaS as an effective means through which charger manufacturers can gain market access.

Non-charging Services

NaaS is able to boost charging station revenues by providing station operators with the ability to provide additional retail services as well as other amenities and ancillary services. The dominant position of public charging in the Chinese market means that the vehicle parking time and the time spent by EV drivers at the charging station will correspond closely to the charging time, which is on average approximately 60 to 90 minutes according to CIC. This long waiting time offers tremendous potential to offer additional retail and ancillary services.

NaaS is a pioneer in packaging non-charging retail and ancillary services into charging stations and has retail resources that are ready for deployment. As of December 31, 2021, NaaS had assisted more than 390 charging stations in delivering more than 5 different kinds of retail and ancillary services, including the sale of food and other merchandise through vending machines, car washing services and massage services. It is also exploring the potential of other retail services. NaaS empowers charging station operators with the ability to adopt scenario-specific furniture and fixture or infrastructure designs with a variety of amenities and non-charging services, such as vending machines, massage chairs, and car wash tunnels. It is also assisting charging station operators in station design and decoration, furniture and fixture procurement with discounted prices for non-charging businesses. NaaS has amassed substantial experience and expertise in this area and is continuing to explore different retail possibilities which will help improve the revenue streams of charging station owners.

In addition, passenger EVs are gradually replacing commercial EVs as the dominant EV models serviced by charging stations in China. As a result, end-users are now selecting their destination for charging based on a different and broader set of criteria. By enabling charging stations to provide non-charging services, NaaS is able to label charging stations on its network based on the amenities and ancillary services they offer. NaaS works with its business partners to realize the full potential of this information by efficiently matching the right end-users with the right charging stations that offer the right non-charging services, thereby enhancing the end-user experience and increasing traffic for station operators.

For non-charging services, NaaS charges commission fees to suppliers based on the value of the facility and the merchandise supplied to charging station operators.

Full Station Operation

In addition to providing charging station operators with online and offline EV charging solutions as well as non-charging services, NaaS is also independently and fully operating 33 stations for 9 station owners as of December 31, 2021. Specifically, because of the comprehensiveness of NaaS’ suite of EV charging solutions, NaaS has been uniquely able to take full control of the day-to-day operations of charging stations and to provide fully outsourced station operations and management to the station owners. Under this model, NaaS obtains the operational rights to the charging station and takes the full responsibility for running the entire operation of the station. NaaS retains all of the revenues after paying a fixed amount of pre-agreed fees to the station owner. This model allows NaaS to capture more revenues derived from its EV charging solutions and fully realize all the potential paths for monetization.

Sales and Marketing

NaaS grows its customer base through the marketing activities, branding campaigns, as well as the efforts of its in-house business development teams. NaaS also capitalizes on the operating experience, resources and insights of Newlink to acquire new customers.

NaaS adopts different expansion strategies for different charging station operators and owners. Leveraging the market leadership, industry experience and resources of Newlink and of itself, NaaS’ business development team has often been able to identify new charging stations and charging piles at the earliest possible times, which then gives it an advantage in initiating the first contact with the relevant station operators and owners for a potential partnership. NaaS’ business development team also constantly monitors and scouts for new charging infrastructure that can potentially partner with NaaS’ business model, using methods including online searches and offline site visits. After the initial engagement with the station operators and owners, the team then continues to maintain regular contact and will continuously explore potential short-term and long-term opportunities with the station operators and owners through constant relationship building activities, lead generation and market conditioning work, and regular marketing. In addition, NaaS will also enter into strategic cooperation with local governments and state-owned entities in China, who are often large-scale station operators and owners. Once a charging station joins its network, NaaS’ business development team will assign designated personnel to maintain liaison with the station and provide it with comprehensive support.

NaaS also seeks to improve the efficiency of its mobility connective services and attract more station operators to join its network through a variety of online and offline activities, including marketing and branding activities and promotions targeting the end-users and other users of NaaS’ EV charging network.

Competition

Competition in this industry is based primarily on the extensiveness of the charging network as determined by the number of charging station operators and charging piles, the variety and quality of EV charging services and products offered, industry supply and value chain integration capabilities, and technology capabilities.

It is expected that the EV charging service market in China will see an increasing penetration of DCFCs. This is because of the strong need to reduce charging time at public charging facilities, which will become the dominant form of charging in China. DCFC is able to boost charging efficiency and optimize user experiences in significant measure, which corresponds closely with the needs of end-users in China.

NaaS’ EV charging solutions compete on a basis of the comprehensiveness of the range of products and services offered to station operators as well as on the quality, performance, features, and prices of the products and services. NaaS’ industry is generally in an early stage of development and is constantly evolving. New demands and preferences continue to emerge from various industry participants, and in particular from charging station operators, owners and end-users. NaaS will be tested on its ability to forecast and meet shifts in the market and its ability to adapt its product and service offerings in a timely manner. Early engagement with potential customers and the effectiveness of NaaS’ marketing efforts are also critically important to NaaS’ efforts to gain market share in the Chinese market.

NaaS believes that it can compete effectively with its competitors on the basis of the following factors:

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the comprehensiveness of its EV charging solutions and strategic focus on DCFC infrastructure, and its ability to continuously upgrade and develop products and services to meet the changing needs, preferences and demands of its customers and end-users;

•	the first-mover advantage it has gained and the market leadership that it has fostered in terms of market share and coverage of charging station operators and facilities;

•	the adoption of an asset-light business model that allows for accelerated expansion and growth;

•	the vision and proven execution capability of its management team; and

•	the effectiveness of its sales and marketing strategies.

Properties

The table below contains a summary of NaaS’ properties as of March 31, 2022:

Location	Space (square meters)	Use	Lease Term
Room 1507, Unit 1, 12th Floor, Building 99, Chaoyang North Road, Chaoyang District, Beijing	112.97m2	Office	1 year from April 1, 2021

3rd Floor, Building 4, Yard No.1, Yaojiayuan South Road, Chaoyang District, Beijing	896m2	Office	5 years from November 15, 2020

NaaS believes that its existing facilities are generally adequate to meet its current needs, but expects to seek additional space as needed to accommodate future growth.

Intellectual Properties

NaaS regards its trademarks, copyrights, know-how, technologies, domain names, and other intellectual property as critical to its success. As of December 31, 2021, NaaS owned 19 registered trademarks worldwide, two copyrights (including copyrights to software products), and six registered domain names that are material to our business.

NaaS relies on a combination of intellectual property rights, such as trademarks, copyrights, and trade secrets (including know-how), in addition to internal policies, and employee and third-party nondisclosure agreements, intellectual property licenses, and other contractual rights. It also enacts internal policies and procedures and employs encryptions and data security measures to provide additional safeguards. The foregoing notwithstanding, there can be no assurance that its efforts will be successful. Even if its efforts are successful, it may incur significant costs in defending our rights.

It is equally important for NaaS to operate without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of others. From time to time, third parties may initiate litigation against NaaS alleging infringement of their proprietary rights.

A comprehensive discussion on risks relating to intellectual property is provided under the sections titled “Risk Factors—Risks Related to Our Business and Industry—NaaS may not be able to adequately establish, maintain, protect and enforce its intellectual property and proprietary rights or prevent others from unauthorized use of its technology and intellectual property rights, which could harm its business and competitive position and also make it subject to ligations brought by third parties,” “Risk Factors—Risks Related to Our Business and Industry—NaaS may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive,” and “Risk Factors—Risks Related to Our Business and Industry—Unpatented proprietary technology, trade secrets, processes and know-how are relied upon.”

Employees

As of March 31, 2022, NaaS had 213 full-time employees and over 80 personnel recruited by third party outsourcing agencies. details of its full-time employees are set out in the table below:

Function	Number of Employees	Percentage
Operating & Marketing Strategy	25	12%
Business Development	107	25%
Research and development	53	25%
Administration	28	13%

Total	213	100%

NaaS’ success depends on its ability to attract, motivate, train and retain qualified employees. NaaS believes it offers its employees competitive compensation packages and an environment that encourages self-development and creativity. As a result, NaaS has generally been successful in attracting and retaining qualified employees. NaaS believes that it maintains a good working relationship with its employees, and it has not experienced any material labor disputes in the past. None of its employees are represented by labor unions.

As required by regulations in China, NaaS participates in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund. NaaS is required under PRC law to make contributions to employee benefit plans occasionally for its PRC-based employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by local governments in China.

NaaS enters into standard employment agreements with its employees. It also enters into standard confidentiality and non-compete agreements with its employees in accordance with common market practice.

Legal Proceedings

NaaS is currently not a party to any material legal or administrative proceedings. NaaS may from time to time be involved in actions, claims, suits and other proceedings incidental to its business, including those arising out of contractual disputes, competition, intellectual property matters, and employment-related matters. Regardless of the outcome, litigation or any other legal or administrative proceeding, can have an adverse impact on NaaS and can result in substantial cost and diversion of its resources, including its management’s time and attention.

Government Regulations

Set forth below is a summary of the most significant rules and regulations that affect NaaS’ business activities in China, or the rights of ListCo’s shareholders to receive dividends and other distributions from ListCo after the consummation of the Mergers.

Regulations Related to Foreign Investment

Investment activities in China by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (the “Encouraged Industries Catalog”) and the Special Management Measures (Negative List) for the Access of Foreign Investment (the “Negative List”), which were promulgated and are amended from time to time by the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (the “NDRC”), and together with the PRC Foreign Investment Law (the “FIL”), and their respective implementation rules and ancillary regulations. The Encouraged Industries Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories in terms of the level of participation permitted to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Encouraged Industries Catalog are generally deemed as falling into a fourth category of “permitted” industries unless specifically restricted by other PRC laws.

On December 27, 2020, MOFCOM and the NDRC released the Encouraged Industries Catalogue (2020 Version), which became effective on January 27, 2021, to replace the then existing Encouraged Industries Catalog. On December 27, 2021, MOFCOM and the NDRC released Negative List (2021 Version), which became effective on January 1, 2022, to replace the then existing Negative List. The Negative List (2021 Version) sets forth the industries in which foreign investments are restricted or prohibited. Industries that are not listed in the Negative List (2021 Version) are generally permitted to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

On March 15, 2019, the National People’s Congress (the “NPC”) promulgated the FIL, which became effective on January 1, 2020 and replaced the main body of laws and regulations then governing foreign investment in China. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in China, which include any of the following circumstances: (1) foreign investors setting up foreign-invested enterprises in China solely or jointly with other investors, (2) foreign investors obtaining shares, equity interests, interests in property or other similar rights and interests of enterprises within China, (3) foreign investors investing in new projects in China solely or jointly with other investors, and (4) investment by other means as specified in laws, administrative regulations, or as stipulated by the State Council.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The FIL provides that foreign invested entities operating in “restricted” or “prohibited” industries will require entry clearance and other approvals.

On December 26, 2019, the State Council promulgated the Implementing Rules of Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level of openness.

On December 30, 2019, MOFCOM and the State Administration for Market Regulation (the “SAMR”) jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit information relating to the investment to the competent commerce department.

Regulations Related to Value-Added Telecommunications Services

The Telecommunications Regulations of the PRC (the “Telecommunications Regulations”), which was promulgated by the State Council on September 25, 2000 and most recently amended on February 6, 2016, provides the regulatory framework for telecommunications service providers in China. The Telecommunications Regulations classifies telecommunications services into basic telecommunications services and value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services. According to the Catalog of Telecommunications Services, attached to the Telecommunications Regulations and most recently amended by the Ministry of Industry and Information Technology (“MIIT”) on June 6, 2019, information services provided via public communication network or the internet are value-added telecommunications services.

The value-added telecommunications services are regulated by the Administrative Measures on Internet Information Services (the “Internet Measures”), which was promulgated by the State Council on September 25, 2000 and most recently amended on January 8, 2011. “Internet information services” is defined as “services that provide information to online users through the internet.” The Internet Measures classifies internet information services into non-commercial internet information services and commercial internet information services. Commercial internet information service providers shall obtain a value-added telecommunications business operating license for internet information service (the “ICP License”) from appropriate telecommunications authorities. An ICP License has a term of five years and can be renewed 90 days prior to its expiration, according to the Administrative Measures for Telecommunications Businesses Operating Licensing, which was promulgated by MIIT on March 1, 2009 and amended on July 3, 2017 (with such amendment coming into effect on September 1, 2017).

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council on December 11, 2001 and most recently amended on February 6, 2016, requires foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign joint ventures, and foreign investors shall not acquire more than 50% of the equity interest of such enterprises. In addition, the main foreign investor who invests in such enterprises shall demonstrate a good track record and experience in the telecommunications industry. Moreover, the joint ventures must obtain approvals from MIIT and MOFCOM, or their authorized local counterparts, before commencing the value-added telecommunications business in China.

According to the Negative List (2021 Version), the ratio of foreign investments in an entity that is engaged in value-added telecommunications business (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%. NaaS historically conducted certain value-added telecommunications services through Kuaidian Power Beijing, which services had, as part of the Restructuring, been transferred and are currently carried out by a third party service provider.

Regulations Related to Online Payment

On June 14, 2010, the PBOC issued the Administrative Measures on Non-Financial Institution Payment Service and its implementing rules, which set forth the basic regulatory requirements for the provision of payment services by non-financial institutions. According to the Administrative Measures on Non-Financial Institution Payment Service, “non-financial institution payment service” means any of the following monetary asset transfer services provided by non-financial institutions as an intermediary between the payor and the payee: (i) online payment; (ii) pre-payment card issuance and receipt; (iii) bank card acceptance; and (iv) other payment services as specified by the PBOC. Pursuant to the Administrative Measures on Non-Financial Institution Payment Service, a non-financial institution that provides payment services shall obtain a payment business license to become a payment institution. No non-financial institution or individual shall engage in payment services, either directly or indirectly, without the PBOC’s approval.

In November 2017, the PBOC published the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice is intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting unlicensed payment settlement services, so as to safeguard fund security and information security.

As part of NaaS’ business operation prior to the Restructuring, end-users were required to make prepayments through Kuaidian under certain circumstances, including to initiate certain services through Kuaidian. This could potentially have constituted issuance of prepaid cards by NaaS under then prevailing PRC laws and regulations and required a payment business license. In line of market practice, NaaS had previously engaged licensed entities such as third-party payment institutions and commercial bank to provide payment settlement services. However, because there were and remain to be uncertainties with respect to the implementation and interpretation of the applicable laws and as the these laws continue to evolve, the PBOC and other governmental authorities may find NaaS’ settlement mechanisms to be in violation of the Administrative Measures on Non-Financial Institution Payment Service, the PBOC Notice or other related regulations.

Regulations Related to Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations discussed above, mobile internet applications (“Apps”) are specially regulated by the Administrative Provisions on Mobile Internet Applications Information Services (the “App Provisions”), which was promulgated by the Cyberspace Administration of China (“CAC”) on June 28, 2016 and became effective on August 1, 2016. The App Provisions sets forth the relevant requirements applicable to App information service providers and App Store service providers. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local App information respectively.

App providers shall strictly discharge their responsibilities relating to information security management, and perform the following duties: (1) in accordance with the principles of “real name at background, any name at foreground,” verify identities of registered users through mobile numbers etc.; (2) establish and improve the mechanism for user information security protection, adhere to the principles of “legality, appropriateness and necessity” in the collection and use of personal information, expressly state the purposes and methods of information collection as well as the scope of information collected, and obtain users’ consent; (3) establish and improve the mechanism for the verification and management of information, adopt appropriate sanctions and measures such as warning, restricting functionality, suspending updates, and closing accounts, following any release of illegal information, and maintain records and reports for the submission to or inspection by the competent department; (4) protect and safeguard users’ “rights to know and rights to choose” during the installation or use of Apps in accordance with the lawa, refrain from collecting geographic locations, reading address books, or using cameras or recordings, without the express notifications to and consent of the users, refrain from turning on functions irrelevant to the services provided and refrain from bundling and installing irrelevant Apps; (5) respect and protect intellectual property rights and refrain from producing or releasing Apps that infringes upon intellectual property rights; and (6) maintain records of user log information for 60 days.

Historically, Kuaidian Power Beijing operated Kuaidian. As part of the Restructuring, the ownership of Kuaidian as well as the rights to access and use certain data generated by or in the possession of Kuaidian have been transferred to a third-party service provider as of the date of this proxy statement. NaaS has entered into a collaborative arrangement with the third-party service provider pursuant to which NaaS will receive certain services from such operator in relation to the delivery of its EV charging solutions.

Regulations Related to Consumer Protection

According to Law of the PRC on the Protection of Consumer Rights and Interests, which was promulgated by the SCNPC on October 31, 1993 and most recently amended on October 25, 2013, in providing goods or services to consumers, business operators shall fulfill their obligations in accordance with this law and other applicable laws and regulations. Business operators shall fulfill their obligations as agreed with consumers, provided that the agreements with consumers are not in violation of any laws or regulations. In providing goods or services to consumers, business operators shall adhere to social morality, operate business in good faith, and protect the lawful rights and interests of consumers, and shall neither set unfair or unreasonable trading conditions nor force consumers into any transactions. Business operators shall provide consumers with true and complete information regarding the quality, performance, use, and service life or expiration date, among others, of goods and services provided, and shall not conduct any false or misleading promotion. Business operators shall provide true and definitive answers to questions from consumers regarding the quality and use instructions of the goods and services they provide. Business operators shall clearly indicate the price of the goods and services they provide.

Regulations Related to Advertising

On April 24, 2015, the SCNPC enacted the Advertising Law of the People’s Republic of China (the “New Advertising Law”), which became effective on September 1, 2015 and most recently amended on April 29, 2021. The New Advertising Law requires that advertisers, advertising operators and advertisement publishers shall abide by the laws and administrative regulations, and the principles of fairness and good faith while engaging in advertising activities.

The Interim Measures for the Administration of Internet Advertising (the “Internet Advertising Measures”), regulating the internet-based advertising activities were adopted by the SAIC on July 4, 2016 and became effective on September 1, 2016. According to the Internet Advertising Measures, internet advertisers are responsible for the authenticity of the advertisements content and all online advertisements must be marked “Advertisement” so that viewers can easily identify them as such. Publishing and circulating advertisements through the internet shall not affect the normal use of the internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in emails without permission. In addition, the following internet advertising activities are prohibited: (i) providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons, (ii) using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization, or (iii) using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. NaaS is subject to the foregoing regulations on advertising to the extent it helps charging station and station operators attract traffic including as part of its mobility connectivity services.

Regulations Related to Internet Information Security and Privacy And Protection

PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The SCNPC enacted the Decisions on Maintaining Internet Security on December 28, 2000 as amended on August 27, 2009, which imposes criminal liabilities for any act taken to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) disseminate false commercial information; or (v) infringe on intellectual property rights. The Ministry of Public Security (“MPS”) has promulgated measures that prohibit the use of internet in ways which, among other things, result in a leakage of state secrets or a dissemination of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may shut down its websites and suggest to the relevant authority to revoke its operating license if necessary.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011 and taking effect on March 15, 2012, an internet information service provider must not collect any personal information from any of its users or provide any such information to third parties without the consent of such user, unless otherwise provided by laws or regulations. Internet information service providers must expressly inform the users of the method for and purpose of the collection and processing of such user’s personal information and the content of the personal information so collected and processed, and should only collect or use such information to the extent necessary for the provision of its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or possible leak of such personal information, the Internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the relevant telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of a user’s personal information must be subject to the consent of the user, adhere to the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the unauthorized disclosure, damage or loss of any personal information collected.

On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC (the “Cybersecurity Law”), which took effect on June 1, 2017. The Cybersecurity Law is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, and protect the lawful rights and interests of citizens, legal persons and other organizations. Pursuant to the Cybersecurity Law, a network operator, which includes, among others, internet information services providers, must take technical measures and other necessary measures in accordance with applicable laws and regulations as well as mandatory requirements of national and industrial standards to safeguard the safe and stable operation of networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law reaffirms the basic principles and requirements as specified in then existing laws and regulations relating to personal information protections, such as the requirements on the collection, use, processing, storage and disclosure of personal information, and the requirements that internet service providers should take technical and other necessary measures to ensure the security the personal information they have collected and prevent such personal information from being divulged, damaged or lost. Any violation of the Cybersecurity Law could subject the internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, shutdown of websites as well as criminal liabilities.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages App operators to conduct security certifications, and encourages search engines and App stores to clearly mark and recommend those certified apps.

On November 28, 2019, the CAC, MIIT, the MPS and the SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which describes six types of illegal collection and usage of personal information, including “the failure to publish rules relating to the collection and usage of personal information”, “the failure to provide privacy rules”, and “the collection or use of personal information without consent”.

On May 28, 2020, the NPC adopted the Civil Code of the PRC which became effective on January 1, 2021. According to the Civil Code, individuals have the right of privacy. No organization or individual shall process any individual’s private information or infringe on an individual’s right of privacy, unless otherwise prescribed by law or with the consent of such individual or such individual’s guardian. The Civil Code also offers protection to personal information and provides that the processing of personal information shall be subject to the principles of legitimacy, legality and necessity. An information processor must not divulge or falsify the personal information collected and stored by it, or provide the personal information of an individual to others without the consent of such individual. On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications (the “Necessary Personal Information Rules”), which came into effect on May 1, 2021. According to the Necessary Personal Information Rules, mobile App operators shall not deny a user’ access to the basic functions and services of an App on the basis that such user refuses to provide his or her personal information which is not necessary for such use. The Necessary Personal Information Rules further stipulates the relevant scopes of necessary personal information for different types of mobile Apps.

On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law sets out a national data security review system, under which data processing activities that affect or may affect national security are subject to review. In addition, it clarifies the obligations to protect data security applicable to organizations and individuals who carry out data activities and discharges data security protection responsibilities. Data processors shall establish and improve a whole-process data security management system in accordance with the provisions of laws and regulations, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. If the processing of any organization or personal data violate the Data Security Law, the responsible party shall bear the corresponding civil, administrative or criminal liabilities.

On July 30, 2021, the State Council promulgated the Regulation on Protecting the Security of Critical Information Infrastructure (“CII Regulations”), effective on September 1, 2021. According to the CII Regulations, “critical information infrastructure” has the meaning of an important network facility and information system in important industries such as, among others, public communications and information services, energy, transport, water conservation, finance, public services, e-government affairs and national defense science, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities as well as the supervisory and administrative authorities of the aforementioned important industries and sectors will be responsible for (i) organizing for the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the operators so identified and the public security department of the State Council of the results of identification. As of the date of this proxy statement, NaaS has not received any notification from any PRC governmental authority that it is operating any “critical information infrastructure.”

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, effective on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the purpose of the processing activity, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the purpose of the processing activity to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to different rules on consent requirement, transfer, and security. Entities that process personal information shall bear responsibilities for the activities they conduct relating to such personal information, and shall adopt necessary measures to safeguard the security of the personal information that they process. Otherwise, such entities could be ordered to correct, suspend or terminate the provision of their services, and face confiscation of illegal income, fines or other penalties.

On November 14, 2021, the CAC published a discussion draft of the Data Security Regulations, which provides that the undertaking of the following activities shall be subject to a cybersecurity review: (i) the merger, reorganization or separation of network platform operators that have gathered and mastered a large number of data resources related to national security, economic development or public interests affects, which may affect national security; (ii) overseas listing of data processors processing the personal information of over one million users; (iii) the listing in Hong Kong of data processors processing conducting data processing activities which affect or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Data Security Regulations also provides that operators of large internet platforms that set up headquarters, operation centers or research and development centers overseas shall report to the national cyberspace administration and other competent authorities. The Draft Data Security Regulations also states that data processors processing important data or listing overseas shall conduct an annual data security assessment by themselves or by engaging a data security service institution, and shall submit the assessment report of a given year to the relevant CAC municipal office before January 31, of the following year. In addition, the Draft Data Security Regulations also requires network platform operators to enact platform rules, privacy policies and algorithm strategies related to data, and to solicit public comments on their official websites for no less than 30 working days when they formulate such platform rules or privacy policies or makes any amendments that may have a significant impact on users’ rights and interests. Further, platform rules and privacy policies formulated by operators of large internet platforms with more than 100 million daily active users, or amendments thereto that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and submitted to relevant CAC provincial office for approval. As of the date of this proxy statement, the Draft Administrative Regulation on Network Data Security has not come into effect yet.

On December 31, 2021, the CAC together with other regulatory authorities published the Administrative Provisions on Algorithm Recommendation for Internet Information Services, which took effect on March 1, 2022. The Administrative Provisions on Algorithm Recommendation for Internet Information Services provides, among others, that algorithm recommendation service providers shall (i) establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and internet fraud, security assessment and monitoring, and security incident emergency response, formulate and disclose the relevant rules for algorithm recommendation services, and employ appropriate professional staff and technical support considering the scale of the algorithm recommendation service provided; (ii) regularly review, evaluate and verify the principle, models, data and application results of algorithm mechanisms, (iii) strengthen information security management, establish and improve a feature database for the identification of illegal inappropriate information, and improve entry standards, rules and procedures; (iv) strengthen the management of user models and user labels, and improve the rules on points of interest recorded into user models and user label management, and refrain from recording illegal or harmful keywords information into the points of interest of users or use them as user labels to push information.

On December 28, 2021, twelve regulatory authorities jointly released the Cybersecurity Review Measures. The Cybersecurity Review Measures provides that: (i) network platform operators that are engaged in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review; (ii) the CSRC is one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) network platform operators that possess personal information of more than one million users and seeking to be listed overseas shall file for a cybersecurity review with the Cybersecurity Review Office; and (iv) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties, and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process. The distinction made under the discussion draft of the Draft Data Security Regulations between “listing overseas” and “listing abroad” further clarifies that the obligations to proactively apply for cybersecurity review by an entity seeking listing in a foreign country.

Regulations Related to Dividend Distributions

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law most recently amended in 2018 and the FIL. Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company, including foreign-invested enterprise, is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided, and shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Intellectual Property

Patent

Patents in China are principally protected under the Patent Law of the PRC which was most recently amended on October 17, 2020 (which amendment came into effect on June 1, 2021). The duration of the invention patent right shall be 20 years, and the term shall be 10 years for utility models patent right and 15 years for designs patent right , all commencing from the application date thereof.

Copyright

Copyright in China, including copyrighted software, is principally protected under the Copyright Law of the PRC which was most recently amended on November 11, 2020 and came into effect on June 1, 2021 and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, which was most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademark

Registered trademarks are protected under the Trademark Law of the PRC promulgated on August 23, 1982 and amended on April 23, 2019 and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for 10 years, unless otherwise revoked.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names which was promulgated by the MIIT on August 24, 2017 and took effect on November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations Related to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated by the State Council on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration for Foreign Exchange of China (“SAFE”) and other relevant PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local branches. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise provided by laws and regulations, PRC companies may repatriate foreign currency payments received from overseas or retain the same overseas. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaging in the settlement and sale of foreign exchange pursuant to relevant rules and regulations in China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, on May 4, 2015 which substantially amends and simplifies the previous foreign exchange procedure. Pursuant to Circular 59, the opening and deposit of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not permitted previously.

On May 10, 2013, SAFE promulgated the Notice of State Administration of Foreign Exchange on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors and Supporting Documents, which specified that the administration by SAFE or its local branches over direct investment by foreign investors in China must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

In February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. Qualified banks, under the supervision of SAFE, may directly review the applications, conduct the registration and perform statistical monitoring and reporting responsibilities.

In March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows all foreign-invested enterprises established in China to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use RMB converted from foreign currency-denominated capital for equity investments and removes certain other restrictions under previous rules and regulations. However, Circular 19 continues to prohibit foreign invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, which took effect on June 9, 2016 and reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice.

In January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) where a bank handles outward remittance of profits for a domestic institution equivalent to more than US$50,000, the bank shall check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records, audited financial statements and stamp with the outward remittance sum and date on the original copies of tax filing records and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment. Circular 3 also relaxes the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation, including (i) expanding the scope of foreign exchange settlement for domestic foreign exchange loans; (ii) allowing the capital repatriation for offshore financing against domestic guarantee; (iii) facilitating the centralized management of foreign exchange funds of multinational companies; and (iv) allowing offshore institutions within pilot free trade zones to settle foreign exchange in domestic foreign exchange accounts.

Foreign Exchange Registration of Overseas Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (“SAFE Circular 75”), which became effective on November 1, 2005, domestic residents, including domestic individuals and domestic companies, must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle (the “Overseas SPV”), for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company.

On July 4, 2014, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Relating to Foreign Exchange Control for Overseas Investment and Financing and Round-tripping by Chinese Residents through Special Purpose Vehicles (“SAFE Circular 37”), which replaced SAFE Circular 75, for the purpose of simplifying the approval process and promoting cross-border investments. SAFE Circular 37 supersedes SAFE Circular 75 and revises and regulates matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, a domestic resident must register with the local SAFE branch before he or she contributes assets or equity interests in an Overseas SPV that is directly established or indirectly controlled by the domestic resident for the purpose of conducting investment or financing. In addition, in the event of any change of basic information of the Overseas SPV such as the individual shareholder, name, operation term, etc., or if there is any capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the domestic resident shall complete the change of foreign exchange registration procedures for offshore investment. According to the procedural guideline as attached to SAFE Circular 37, the principle of review has been changed to “the domestic individual resident shall only register the Overseas SPV directly established or controlled (first level).”

At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration Over Round-trip Investment with respect to the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment to SAFE Circular 37. Under the relevant rules, failure to comply with the registration procedures set out in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who hold any shares in the company from time to time are required to register with SAFE in connection with their investments in the company.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, effective from June 1, 2015, which further amended SAFE Circular 37 by requiring domestic residents to register with qualified banks rather than SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations Related to Tax

Enterprise Income Tax

The Law of the PRC on Enterprise Income Tax and The Regulations for the Implementation of the Law on Enterprise Income Tax (collectively, the “EIT Laws”) were promulgated on March 16, 2007 and December 6, 2007, respectively, and were most recently amended on December 29, 2018 and April 23, 2019, respectively. According to the EIT Laws, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within China. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the EIT Laws and relevant implementing regulations, a uniform enterprise income tax (“EIT”) rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment institutions or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside China.

Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as the PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”), which was promulgated by the STA on April 22, 2009 and amended on January 29, 2014 and December 29, 2017, sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within China.

According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC EIT on its worldwide income only if all of the following criteria are met: (1) the primary location of the day-to-day operational management is in China; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (4) 50% or more of voting board members or senior executives habitually reside in China.

The EIT Laws permit certain High and New Technologies Enterprises (the “HNTEs”) to enjoy a reduced 15% EIT rate subject to these HNTEs meeting certain qualification criteria. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years, while entities qualifying as key software enterprises can enjoy a preferential EIT rate of 10%.

The Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (“Bulletin 7”) was issued by the STA on February 3, 2015 and most recently amended pursuant to the Announcement on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, which was issued by the STA on October 17, 2017 (which amendment became effective on December 1, 2017). Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of EIT in China. As a result, gains derived from an indirect transfer may be subject to EIT in China. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or a place of business in China, immovable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the relevant gain is to be regarded as effectively connected with the PRC establishment or a place of business and therefore included in its EIT filing, and would consequently be subject to EIT in China at a rate of 25%. Where the underlying transfer relates to the immovable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment or a place of business of a non-resident enterprise, an EIT rate at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation of Bulletin 7.

VAT and Business Tax

Before August 2013 and pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenue generated from providing services. However, if the services provided are related to technology development and transfer, the business tax may be exempted subject to approval by the relevant tax authorities.

In November 2011, the Ministry of Finance (“MOF”) and SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014, March 2016 and July 2017, MOF and SAT promulgated five circulars to further expand the scope of services that are to be subject to value-added tax (“VAT”) instead of business tax. Pursuant to these tax rules, from August 1, 2013, VAT was imposed to replace the business tax in certain service industries, including technology services and advertising services, and from May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis. On November 19, 2017, the State Council further amended the Interim Regulation of PRC on Value Added Tax to reflect the normalization of the pilot program. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

On April 4, 2018, MOF and SAT issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the notice, starting from May 1, 2018, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively.

On March 20, 2019, MOF, SAT and the General Administration of Customs (the “GACC”) issued the Announcement on Policies for Deepening the VAT Reform, which came into effect in April 2019, to further reduce VAT rates. According to the announcement, (1) for general VAT payers’ sales activities or imports previously subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (2) for agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (3) for agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (4) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (5) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%.

Regulations Related to Employment and Social Welfare

The Labor Contract Law

According to the Labor Law of China promulgated on July 5, 1994 and most recently amended on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate laborers in labor safety and sanitation in China. Labor safety and sanitation facilities shall comply with state-fixed standards. Enterprises and institutions shall provide laborers with a safe workplace and sanitation conditions which are in compliance with state stipulations and the relevant articles of labor protection. The PRC Labor Contract Law, which took effect on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating employee/employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and laborers. Enterprises and institutions are prohibited from compelling laborers to work beyond specified time limit and employers shall pay laborers for overtime work in accordance with laws and regulations. In addition, labor wages shall not be lower than the local minimum wages and shall be paid to laborers in a timely manner.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended on December 20, 2010, Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance for Employees of Corporations of the State Council issued on July 16, 1997, Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, Unemployment Insurance Measures promulgated on January 22, 1999 and Social Insurance Law of PRC implemented on July 1, 2011 and amended on December 29, 2018, enterprises are obliged to provide their employees in China with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities and any employer that fails to make the required contribution may be fined and ordered to make up for such contribution within a prescribed period of time.

In accordance with the Regulations on the Management of Housing Funds which were promulgated by the State Council on April 3, 1999 and most recently amended on March 24, 2019, enterprises must register at the competent managing center for housing funds and upon the examination by such managing center of housing funds, such enterprises shall complete procedures for the opening of an account at the relevant bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner.

Regulations Related to M&A and Overseas Listing

On 8 August 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on 8 September 2006 and was revised on 22 June 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also requires that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce in 2011 specify that mergers and acquisitions by foreign investors that raise “national defence and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

Regulations Related to Strictly Combating Illegal Securities Activities

On July 6, 2021, the General Office of the State Council and General Office of the Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. It emphasizes the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) , or the Administrative Provisions, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic companies (Draft for Comments) for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The identification of indirect overseas issuance and listing by a domestic enterprise shall follow the principle of substance over form, where an issuer falls under any of the following circumstances, it shall be deemed as indirect overseas issuance and listing by a domestic enterprise:(i) the operating income, total profits, total assets or net assets of the domestic enterprise in the latest financial year account for more than 50% of the relevant data in the issuer’s audited consolidated financial statements for the same period; (ii) Most of the senior officers in charge of business operation and management are Chinese citizens or have habitual residences in China, and the main places of business operation are located in China or are mainly carried out in China. As of the date of this documents, has not come into effect yet, while we cannot preclude the possibility that we may be subject to this provisions and required to file with the CSRC.

DIRECTORS AND EXECUTIVE OFFICERS

The following table provides certain information about those persons who are expected to serve as directors and executive officers of ListCo following the consummation of the Mergers.

Directors and Executive Officers	Age	Position/Title
Zhen Dai	44	Chairman of the Board of Directors and Director
Yang Wang	34	Chief Executive Officer and Director
Weilin Sun	46	Director
Zhongjue Chen	43	Director
Bin Liu	43	Director
Lei Zhao	40	Chief Financial Officer

Zhen Dai is one of the founders of NaaS and has served as its director since January 2022. Mr. Dai is one of Newlink’s co-founders and has served as Newlink’s chief executive officer and chairman since its founding in 2016. Prior to Newlink, Mr. Dai founded Maoo Coffee, pioneering a delivery service model for coffee in China. Mr. Dai also served in various management positions in Red Star Macalline Group Corporation Ltd. from December 2011 to October 2014 and most recently as the president of its north China operations and was one of the leaders of NaaS’ expansion into e-commerce. Mr. Dai also worked at Zhengyuan Real Estate Development Company Limited from June 2001 to November 2011 and was most recently the deputy manager of its brand management center. Mr. Dai received dual bachelor degrees in chemical engineering and Chinese language and literature from Yanbian University. He is also a candidate for an Executive MBA degree from the Tsinghua Wudaokou School of Finance.

Yang Wang is one of the founders of NaaS and has served as its chief executive officer and director since its inception. Ms. Wang is one of Newlink’s co-founders and has served as Newlink’s president since its founding in 2016. In addition, Ms. Wang has also served as chief executive of Kuaidian Power Beijing, a subsidiary of Newlink focused on electric vehicle charging, since 2018. Prior to co-founding Newlink, Ms. Wang worked at the Shenzhen Stock Exchange, where she headed the “New Fortune Magazine” division and other new media initiatives, enabling the initiative to become a top 3 financial media account on Tencent’s WeChat system. Ms. Yang graduated from Renmin University with a bachelor degree in Broadcasting Journalism. She is a candidate for an Executive MBA degree from the Tsinghua Wudaokou School of Finance.

Weilin Sun is one of Newlink’s co-founders. Mr. Sun has served as Newlink’s director since October 2017. Previously, Mr. Sun worked with Komatsu (China) Machinery Co., Ltd. from June 2007 to December 2016 and was the head of its strategic products department. Mr. Sun also worked with the construction project department of Hunter Douglas Group from January 2002 to April 2007 and was most recently its project manager. Mr. Sun holds a bachelor degree in clinic medicine from Jilin Medical University.

Zhongjue Chen has served as director and chairman of compensation committee of RISE since October 2013. Mr. Chen joined Bain Capital in 2005 and is currently a managing director with Bain Capital Asia. He is mainly responsible for managing Bain Capital’s private equity investments in Greater China and Asia Pacific regions. His focus is on telecommunications, technology, media, business and financial services sectors. Prior to joining Bain Capital, Mr. Chen served as an associate consultant at Bain & Company from 2001 to 2003. Mr. Chen currently sits on the boards of ChinData Group (Nasdaq: CD), NewLinks Technology Limited and ChinaPnR. Mr. Chen received an MBA degree from Harvard University Business School and a bachelor’s degree in economics from Harvard University.

Bin Liu has served as a director of NaaS since January 2022. Mr. Liu is Chairman and General Manager of Zhenwei Investment Fund Management Company Limited. Mr. Liu worked at Alltrust Insurance Asset Management Co., Ltd. from 2016 to 2018 and most recently served as its director and general manager. Before that, Mr. Liu worked at Great Wall Securities Co., Ltd, from 2004 to 2016 and most recently as its Managing Director. Mr. Liu obtained a bachelor’s degree in thermal engineering from Wuhan University and a master’s degree in law from Beijing University.

Lei Zhao has served as chief financial officer of NaaS since July 2021 and as Newlink’s vice president of finance since May 2021. Prior to joining Newlink, Mr. Zhao served as the senior financial director of capital markets at Lexin (Nasdaq: LX) from 2016 to 2021. He was the senior director of YeePay from 2014 to 2016 and was in charge of operation analysis and capital markets. Mr. Zhao was the general manager of finance at Plateau Capital in 2014. From 2011 to 2013, Mr. Zhao worked at Chinex Medical limited as its director of accounting. From 2008 to 2011, Mr. Zhao was a senior financial manager at Global Education & Technology Group (Nasdaq: GEDU) and worked in the audit division of PriceWaterhouseCoopers from 2004 to 2008. Mr. Zhao graduated from the University of International Business and Economics in Beijing with a bachelor’s degree in accounting. Mr. Zhao is a certified public account in the U.S. and a certified management accountant.

ListCo is also expected to appoint independent directors to its board of directors following the consummation of the Mergers to comply with Nasdaq’s corporate governance requirements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of RISE

The following table sets forth information regarding the beneficial ownership of RISE’s ordinary shares as of March 31, 2022 by:

•	each of its directors and named executive officers;

•	all directors and named executive officers as a group; and

•	each of RISE’s principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, all persons identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned	Percentage of Total Voting Power held (% †)
Directors and Executive Officers:(1)
Lihong Wang	3,171,296	2.7%
Jonathan Jia Zhu	—	—
Zhongjue Chen	—	—
Weili Hong	—	—
Yan Jun	—	—
Alex Wu	—	—
All directors and executive officers as a group	3,171,296	2.6%
Principal Shareholders:
Bain Capital Rise Education IV Cayman Limited(2)	70,800,808	59.7%

*	Less than 1%
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this annual report, by the sum of (i) 118,499,830 which is the total number of ordinary shares outstanding as of March 31, 2022, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this annual report.

(1)

The business address of Mr. Zhongjue Chen and Mr. Jonathan Jia Zhu is Suite 2501, Level 25, One Pacific Place, 88 Queensway, Hong Kong, and the business address of Ms. Lihong Wang and our other directors and executive officers is c/o Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China.

(2)

Bain Capital Rise Education IV Cayman Limited, or Bain Capital Entity, is owned by Bain Capital Asia Integral Investors, L.P. Bain Capital Investors, LLC, or BCI, is the general partner of Bain Capital Asia Integral Investors, L.P. The governance, investment strategy and decisionmaking process with respect to investments held by the Bain Capital Entity is directed by the Global Private Equity Board of BCI. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the shares held by the Bain Capital Entity. The Bain Capital Entity has an address c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.

Security Ownership of NaaS

The following table sets forth information with respect to beneficial ownership of NaaS Ordinary Shares as of March 31, 2022 by: (i) each of its directors and named executive officers, (ii) all directors and named executive officers as a group, and (iii) each person who is known by it to beneficially own 5% or more of its outstanding ordinary shares. Beneficial ownership is determined generally in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. The table below, including all percentages of voting power, also assumes (x) each warrant to subscribe for preferred shares of NaaS and of Newlink issued and outstanding as of March 31, 2022, that remains unexercised pending the completion of certain registration with PRC regulatory authorities is exercised in full, and (y) each outstanding preferred share of NaaS and of Newlink as of March 31, 2022 is converted into one ordinary share of NaaS and of Newlink, respectively.

	Ordinary Shares Beneficially Owned		Percentage of Total Voting Power held (%)†
Directors and Executive Officers: **
Zhen Dai	8,082,679	(1)	11.3%
Yang Wang	1,163,830	(2)	1.9%
Weilin Sun	919,706	(3)	1.5%
Yan Zeng*	*		*
Bin Liu*	*		*
Lei Zhao*	*		*
All directors and executive officers as a group	10,180,563		17.0%
Principal Shareholders:
BCPE Nutcracker Cayman, L.P.	9,008,524	(4)	15.0%
Newlinks Technology Limited	50,000,000	(5)	83.4%
Anji Zhenwei Liangshan Chuangye Investment Partnership, L.P.	7,705,128		12.9%

*	Less than 1%
**

Unless otherwise indicated in the footnotes, the business address of NaaS’ directors and executive officers is c/o Newlink Center, HuiTong Office Park, No. 1 Yaojiayuan South Road, Chaoyang District, Beijing, People’s Republic of China.

†

A total of 59,923,135 NaaS Ordinary Shares are considered to be outstanding as of March 31, 2022, assuming (a) each outstanding preferred share of NaaS as of March 31, 2022 is converted into one NaaS Ordinary Share, and (b) each warrant to subscribe for preferred shares of NaaS issued and outstanding as of March 31, 2022 is exercised in full.

(1)

Calculated based on (i) Zenki Luck Limited’s ownership of 67,126,520 ordinary shares of Newlinks Technology Limited, and (ii) Newlinks Technology Limited’s ownership of 50,000,000 NaaS Ordinary Shares. Zenki Luck Limited is 100% beneficially owned by Mr. Dai.

(2)

Calculated based on (i) Young King Luck Holding Limited’s ownership of 9,665,588 ordinary shares of Newlinks Technology Limited, and (ii) Newlinks Technology Limited’s ownership of 50,000,000 NaaS Ordinary Shares. Young King Luck Holding Limited is 100% beneficially owned by Ms. Wang.

(3)

Calculated based on (i) Phoenix Sun Luck Tech Limited’s ownership of 7,638,148 ordinary shares of Newlinks Technology Limited, and (ii) Newlinks Technology Limited’s ownership of 50,000,000 NaaS Ordinary Shares. Phoenix Sun Luck Tech Limited is 100% beneficially owned by Mr. Sun.

(4)

Represents 568,182 NaaS Ordinary Shares held by BCPE Nutcracker Cayman, L.P., and also includes, on a look-through basis, NaaS Ordinary Shares that may be deemed to be beneficially owned by ordinary shares held by BCPE Nutcracker Cayman, L.P. due to BCPE Nutcracker Cayman, L.P.’s ownership of 70,096,905 Newlinks Technology Limited which in turn holds 50,000,000 NaaS Ordinary Shares.

(5)	Principal shareholders of Newlinks Technology Limited include Mr. Dai, Yang Wang, Weilin Sun, Joy Capital, Bain Capital and CMC Capital.

Pro Forma Security Ownership of ListCo upon Consummation of the Mergers

Subject to certain assumptions, the following table sets forth information with respect to beneficial ownership of ListCo upon consummation of the Mergers by: (i) each of its directors and named executive officers, (ii) all directors and named executive officers as a group, and (iii) each person expected to beneficially own 5% or more of its outstanding ordinary shares. Beneficial ownership is determined generally in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. The table below, including all percentages of ownership and voting power, also assumes each warrant to subscribe for shares of NaaS and of Newlink issued and outstanding immediately after the Closing that remains unexercised pending the completion of certain registration with PRC regulatory authorities is exercised in full.

	Amount of Beneficial Ownership
Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary Shares	Class C Ordinary Shares	Percent Ownership†	Percent Voting Power†
Directors and Executive Officers: **
Zhen Dai(1)	1,704,565		248,888,073	—	11.7%	43.1%
Yang Wang(2)	568,163		—	38,349,355	1.8%	1.3%
Weilin Sun(3)	—		—	30,305,249	1.4%	1.0%
Zhongjue Chen	—		—	—	—	—
Bin Liu	—		—	*	*	*
Lei Zhao	*		—	*	*	*
All directors and executive officers as a group	2,272,728		248,888,073	69,127,385	14.9%	45.4%
Principal Shareholders:
Bain Capital Rise Education IV Cayman Limited	416,211,699	(4)	—	—	19.4%	7.2%
Newlinks Technology Limited(5)	—		248,888,073	1,398,659,699	76.9%	91.4%
Anji Zhenwei Liangshan Chuangye Investment Partnership, L.P.	253,891,329		—	—	11.8%	4.4%

*	Less than 1%
**

Unless otherwise indicated in the footnotes, the business address of ListCo’s directors and executive officers after the consummation of the Mergers is c/o Newlink Center, HuiTong Office Park, No. 1 Yaojiayuan South Road, Chaoyang District, Beijing, People’s Republic of China.

†

A total of 2,143,023,758 ListCo Ordinary Shares are considered to be outstanding immediately after to the Closing, assuming each warrant to subscribe for shares of the ListCo issued and outstanding immediately after to the Closing is exercised in full.

(1)

Represents (i) the 1,704,565 ListCo Class A Ordinary Shares underlying certain options issued to Mr. Dai, which will become vested and exercisable immediately upon consummation of the Mergers, and (ii) the 248,888,073 ListCo Class B Ordinary Shares held by Newlinks Technology Limited immediately after the Closing based on Zenki Luck Limited’s ownership interest in Newlinks Technology Limited by way of holding 67,126,520 ordinary shares of Newlinks Technology Limited. Zenki Luck Limited is 100% beneficially owned by Mr. Dai.

(2)

Represents (i) the 568,163 ListCo Class A Ordinary Shares underlying certain options issued to Ms. Wang, which will become vested and exercisable immediately upon consummation of the Mergers, and (ii) a portion of the 1,398,659,699 ListCo Class C Ordinary Shares held by Newlinks Technology Limited immediately after the Closing, based on Young King Luck Holding Limited’s ownership interest in Newlinks Technology Limited by way of holding 9,665,588 ordinary shares of Newlinks Technology Limited. Young King Luck Holding Limited is 100% beneficially owned by Ms. Wang.

(3)

Represents a portion of the 1,398,659,699 ListCo Class C Ordinary Shares held by Newlinks Technology Limited immediately after the Closing, based on Phoenix Sun Luck Tech Limited’s ownership interest in Newlinks Technology Limited by way of holding 7,638,148 ordinary shares of Newlinks Technology Limited. Phoenix Sun Luck Tech Limited is 100% beneficially owned by Mr. Sun.

(4)

Represents (i) 119,372,236 ListCo Class A Ordinary Shares held by Bain Capital Rise Education IV Cayman Limited, (ii) 18,722,140 ListCo Class A Ordinary Shares held by BCPE Nutcracker Cayman, L.P. immediately after the Closing, and (iii) a portion of the 1,398,659,699 ListCo Class C Ordinary Shares held by Newlinks Technology Limited immediately after the Closing, based on BCPE Nutcracker Cayman, L.P.’s ownership interest in Newlinks Technology Limited by way of holding 70,096,905 ordinary shares of Newlinks Technology Limited.

(5)	Principal shareholders of Newlinks Technology Limited include Mr. Dai, Yang Wang, Weilin Sun, Joy Capital, Bain Capital and CMC Capital.

MATERIAL TAX CONSEQUENCES OF THE MERGERS

Material United States Federal Income Tax Consequences to U.S. Holders of RISE

General

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of Shares and ADSs of RISE as a result of the exchange of Shares for Class A Ordinary Shares pursuant to the Variation of Share Capital prior to the Mergers (the “Exchange”).

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Exchange or any other transaction described herein; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Shares and ADSs and, after the completion of the Mergers, Class A Ordinary Shares, as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•	banks, financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	S-corporations, partnerships and other pass-through entities or arrangements;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of the shares of RISE by vote or value;

•	persons that acquired Shares or ADSs pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

•	persons subject to the alternative minimum tax or the base erosion and anti-abuse tax;

•	persons that hold Shares or ADSs as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Shares or ADSs that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Artisan Securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the owner of Shares or ADSs, the U.S. federal income tax treatment of the partnership or a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner of a partnership holding Shares or ADSs, we urge you to consult your own tax advisor.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE. U.S. HOLDERS OF SHARES OR ADSs SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE EXCHANGE AND OF THE OWNERSHIP AND DISPOSITION OF RISE SECURITIES AFTER THE EXCHANGE, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

ADSs

If you hold ADSs, for United States federal income tax purposes you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs.

U.S. Federal Income Tax Consequences of the Exchange to U.S. Holders

The Exchange is expected to qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code. Assuming that the Exchange qualifies as a reorganization within the meaning of Section 368(a)(1)(E) of the Code, a U.S. Holder that exchanges its Shares for Class A Ordinary Shares should not recognize gain or loss on such exchange; the aggregate adjusted tax basis of a U.S. Holder in the Class A Ordinary Shares received as a result of the Exchange should equal the aggregate adjusted tax basis of the Shares surrendered in the Exchange; and a U.S. Holder’s holding period for the Class A Ordinary Shares received in the exchange should include the holding period for the Shares surrendered in the exchange.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the Exchange of Shares for Class A Ordinary Shares pursuant to the Exchange and the qualification of the Exchange as a tax-free reorganization.

PRC Income Tax Consequences

ListCo does not believe that it would be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gain, if any, recognized on the receipt of the Merger consideration for the Shares or ADSs should otherwise be subject to PRC income tax to holders of such Shares or ADSs that are not PRC residents. If, however, the PRC tax authorities were to determine that ListCo should be considered a resident enterprise under the EIT Law or that the receipt of the Merger consideration for the Shares or ADSs should otherwise be subject to PRC income tax, then a gain recognized on the receipt of the Merger consideration for Shares or ADSs pursuant to the Mergers by ListCo shareholders or ADS holders, respectively, who are non-resident enterprises under the EIT Law could be treated as PRC-source income that would be subject to PRC withholding tax at a rate of 10%, unless otherwise reduced pursuant to an applicable tax treaty. See also “Risk Factors—Risks Related to Doing Business in China—There are uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by NaaS’ non-PRC holding companies” for potential tax consequences relating to the transfer of equity interests in a PRC resident enterprise indirectly by the disposition of equity interests in an overseas holding company.

You should consult your own tax advisor for a full understanding of the tax consequences of the Mergers to you, including any PRC tax consequences.

Cayman Island Tax Consequences

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of the Shares or ADSs levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company.

No taxes, fees or charges will be payable (either by direct assessment or withholding) to the Cayman Islands government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger consideration or the receipt of the Merger consideration by ListCo shareholders or NaaS shareholders under the terms of the Merger Agreement. This is subject to the qualifications that (1) Cayman Islands stamp duty may be payable if any original transaction documents, including the Merger Agreement, are brought to or executed in the Cayman Islands; and (2) registration fees will be payable to the Cayman Islands Registrar of Companies to register the plans of merger and other filings required in connection with the Mergers.

WHERE YOU CAN FIND MORE INFORMATION

ListCo is subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and files annual reports with and furnishes current reports on Form 6-K to the SEC. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

The reports and other information that we file with the SEC are also available in the “Investors” section of the ListCo’s website at https://ir.risecenter.com/. The information provided on our website is not part of this proxy statement, and is not incorporated into this proxy statement by reference.

To receive timely delivery of the documents in advance of the extraordinary general meeting, you should make your request no later than April 21, 2022, which is five business days before the extraordinary general meeting.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. THE PARTIES HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED APRIL 4, 2022. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 8, 2022, by and among RISE Education Cayman Ltd, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“ListCo”), Dada Merger Sub Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands and wholly-owned subsidiary of ListCo (“Merger Sub”), Dada Merger Sub II Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands and wholly-owned subsidiary of ListCo (“Merger Sub II”) and Dada Auto Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Company”). ListCo, Merger Sub, Merger Sub II and the Company are collectively referred to herein as the “Parties” and individually as a “Party.” All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, ListCo is a company listed on the Nasdaq Global Market.

WHEREAS, Merger Sub is a newly incorporated, wholly owned, direct subsidiary of ListCo that was formed for purposes of consummating the transactions contemplated by this Agreement and the other Transaction Agreements (the “Transactions”).

WHEREAS, Merger Sub II is a newly incorporated, wholly owned, direct subsidiary of ListCo that was formed for purposes of consummating the Transactions.

WHEREAS, the Company operates an integrated EV charging service platform business (the “Business”).

WHEREAS, prior to the Closing, ListCo shall adopt the second amended and restated memorandum and articles of association of ListCo in the form attached hereto as Exhibit A (with such changes as may be agreed in writing by ListCo and the Company, the “ListCo Post-Closing M&AA”) pursuant to which, among other things, ListCo Shares are divided into three classes with equal economic rights, of which each ListCo Class A Ordinary Share is entitled to one (1) vote, each ListCo Class B Ordinary Share is entitled to ten (10) votes, and each ListCo Class C Ordinary Share is entitled to two (2) votes (the amendments effected by the ListCo Post-Closing M&AA, the “Amendment”).

WHEREAS, immediately following the Amendment, subject to the terms and conditions hereof and in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), at the Closing, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as the Surviving Entity.

WHEREAS, immediately following the consummation of the Merger and as part of the same overall transaction, upon the terms and subject to the conditions hereof and in accordance with the Cayman Companies Act, the Surviving Entity will merge with and into Merger Sub II (the “Second Merger” and, together with the Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of ListCo.

WHEREAS, the audit committee of the board of directors of ListCo (the “Audit Committee”), comprised solely of independent directors, has unanimously: (a) determined that it is in the best interests of ListCo and the ListCo Shareholders for ListCo to enter into this Agreement and the other Transaction Agreements to which it is or will be a party, and (b) recommended, among other things, the approval for ListCo to enter into this Agreement and the other Transaction Agreements to which ListCo is or will be a party and the consummation of the Transactions, including the Mergers and the Amendment, by the board of directors of ListCo.

WHEREAS, the board of directors of ListCo (the “ListCo Board”), acting upon the recommendation of audit committee of the board of directors of ListCo, has unanimously: (a) approved and declared advisable this Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment, (b) determined that this Agreement and the Transactions, including the Mergers and the Amendment, are in the best interest of ListCo and the ListCo Shareholders, and (c) resolved to recommend to its shareholders that they approve the Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment.

WHEREAS, the board of directors of Merger Sub has unanimously: (a) approved and declared advisable this Agreement, the Plans of Merger and the other Transaction Agreements and the Transactions, including the Mergers, (b) determined that this Agreement, the Plans of Merger and the other Transaction Documents and the Transactions, including the Mergers, are in the best interest of Merger Sub and its sole shareholder, and (c) resolved to recommend the adoption and approval of this Agreement by the sole shareholder of Merger Sub.

WHEREAS, the board of directors of Merger Sub II has unanimously: (a) approved and declared advisable this Agreement, the Plans of Merger and the other Transaction Agreements and the Transactions, including the Mergers, (b) determined that this Agreement, the Plans of Merger and the other Transaction Documents and the Transactions, including the Mergers, are in the best interest of Merger Sub II and its sole shareholder, and (c) resolved to recommend the adoption and approval of this Agreement by the sole shareholder of Merger Sub II.

WHEREAS, ListCo as the sole shareholder of Merger Sub and Merger Sub II, has approved the Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment.

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously: (a) approved and declared advisable this Agreement, the Plans of Merger and the other Transaction Agreements and the Transactions, including the Mergers, and (b) determined that this Agreement, the Plans of Merger and the other Transaction Documents and the Transactions, including the Mergers, are in the best interest of the Company and the shareholders of the Company.

WHEREAS, concurrently with the execution and delivery of this Agreement, Bain Capital Rise Education IV Cayman Limited, the controlling shareholder of ListCo (“ListCo Major Shareholder”), ListCo and the Company have entered into the transaction support agreement attached hereto as Exhibit B (the “Support Agreement”).

WHEREAS, concurrently with the execution and delivery of this Agreement, each Company Shareholder listed on Schedule A (a “Company Voting Shareholder”) has entered into a voting agreement with ListCo, attached hereto as Exhibit C (the “Company Voting Agreement”), pursuant to which, the Company Voting Shareholder has agreed, on the terms and subject to the conditions set forth in the Company Voting Agreement, to vote all of its Company Securities in favor of the adoption and approval of this Agreement, the Plans of Merger and the other Transaction Documents and the Transactions, including the Mergers.

WHEREAS, prior to the execution and delivery of this Agreement, the Company has obtained the necessary consent from holders of a majority of the Company Series A Preferred Shares (calculated on a fully diluted and as-converted basis) to approve this Agreement, the Plans of Merger and the other Transaction Documents and the Transactions, including the Mergers.

WHEREAS, for U.S. federal income Tax purposes, the Parties intend that (a) the Mergers constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321, that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder, and (b) this Agreement is and is hereby adopted as a “plan of reorganization” with respect to the Mergers within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Action” means any action, suit, audit, examination, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Fully Diluted Company Shares” means, without duplication, (i) the aggregate number of Company Ordinary Shares (A) that are issued and outstanding immediately prior to the Effective Time, (B) into which all Company Series A Preferred Shares that are issued and outstanding immediately prior to the Effective Time would convert, (C) into which all Company Warrants (if any) that are issued and outstanding immediately prior to the Effective Time would exercise, and (ii) the aggregate number of Company Ordinary Shares that are reserved for issuance under the Company Incentive Plan (whether or not issuable in respect of a specific equity or equity-linked award).

“Aggregate Fully Diluted ListCo Shares” means, without duplication, the aggregate number of ListCo Ordinary Shares (A) that are issued and outstanding immediately prior to the Effective Time, and (B) into which all securities convertible into ListCo Ordinary Shares (if any) would convert or for which all securities exchangeable for ListCo Ordinary Shares (if any) would exchange, and (C) into which all ListCo Options and other awards (if any) under any ListCo Incentive Plan that are issued and outstanding and vested immediately prior to the Effective Time would exercise.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in the Cayman Islands, the PRC, New York City or Hong Kong are authorized or required by Law to be closed for business.

“CAC” means the Cyberspace Administration of the PRC.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each employee benefit plan, and the Company Incentive Plan.

“Company Employee” means current or former employee, officer, director, contractor, consultant or other service provider of the Company or its Subsidiaries.

“Company Equity Value” means US$587,323,581.

“Company Incentive Plan” means an employee share option plan adopted by the Company, under which 6,818,182 Company Ordinary Shares are reserved for issuance to the selected employees and members of the Group Companies’ management team.

“Company Ordinary Share” means an ordinary share, par value $0.0001 each, of the Company, as further described in the memorandum and articles of association of the Company.

“Company Per Share Price” means US$8.800, being a number resulting from dividing the Company Equity Value by the Aggregate Fully Diluted Company Shares.

“Company Series A Preferred Share” means a series A preferred share, par value $0.0001 per share, of the Company, as further described in the memorandum and articles of association of the Company.

“Company Series A Transaction Documents” means share purchase agreements, shareholders agreements, memorandum and articles of association of the Company, onshore investment agreements and warrants in connection therewith, and all the other agreements, documents, instruments and certificates entered into in connection therewith and any and all exhibits and schedules thereto, including Exhibit J (Reorganization Plan) to the Series A Share Purchase Agreement.

“Company Shareholders” means the holders of issued and outstanding Company Ordinary Shares and Company Series A Preferred Shares.

“Company Shareholder Approval” means the vote and/or consent of the Company Shareholders required to approve the Agreement and the other Transaction Agreements and the Transactions, including the Merger, as determined in accordance with applicable Law and the Organizational Documents of the Company.

“Company Shares” means the Company Ordinary Shares and the Company Series A Preferred Shares.

“Company Warrants” means warrants to purchase Company Series A Preferred Shares on the terms and conditions set forth in the Company Series A Transaction Documents.

“Consent” means any approval, consent, clearance, waiver, exemption, completion of filing, waiting period expiration or termination, Governmental Order or other authorization issued by or obtained from any Governmental Authority.

“Contracts” means any legally binding contracts, agreements, licenses, subcontracts, leases, subleases, franchise and other legally binding commitment.

“Control Documents” means the Exclusive Business Operation Agreement, Equity Interest Pledge Agreement, Exclusive Option Agreement and Power of Attorney, dated January 5, 2022, by and among the WFOE, the VIE Entity, and other parties thereto.

“Conversion Ratio” means 32.951, being a number resulting from dividing the Company Per Share Price by the ListCo Per Share Price.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any mandatory quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive or guidelines by any Governmental Authority in relation to COVID-19.

“CSRC” means the China Securities Regulatory Commission.

“Data Security Requirements” means all of the following, in each case to the extent relating to any Processing of any Personal Information or any IT Systems, any privacy, security or security breach notification requirements, or any matters relating to data privacy, protection or security, and applicable to the Company or any of its Subsidiaries, the conduct of their businesses, any IT Systems, or any Personal Information Processed by or on behalf of the Company or any of its Subsidiaries or any IT Systems: (i) applicable Laws, including Laws related to data privacy, data security, cybersecurity or national security; (ii) the Company’s and each of its Subsidiary’s own respective internal and external rules, policies, and procedures; (iii) industry standards, requirements of self-regulatory bodies, and codes of conduct which the Company or any of its Subsidiaries purports to comply with or be bound by, or otherwise applicable to the industries in which any of them operate; and (iv) Contracts which the Company or any of its Subsidiaries is bound by or has made.

“Environmental Laws” means any and all applicable Laws relating to pollution, protection of the environment (including natural resources) and, solely to the extent related to exposure to Hazardous Materials, public or worker health and safety, or the use, storage, emission, distribution, transport, handling, disposal or release of, or exposure of any Person to, Hazardous Materials.

“Equity Securities” means, with respect to any Person, (i) any shares of capital or capital stock, registered capital, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such Person, (ii) any securities of such Person (including debt securities) convertible into or exchangeable or exercisable for shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, such Person, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable or exercisable for shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, such Person, and (iv) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights (including, for the avoidance of doubt, interests with respect to an employee share ownership plan) issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“GAAP” means the accounting principles generally accepted in the United States of America.

“Government Official” means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned or -controlled entities, or of a public organization or any individual acting in an official capacity for or on behalf of any such Governmental Authority, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, legislative, judicial, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body (public or private) or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, ruling, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group Company” means each of the Company and its Subsidiaries.

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under Environmental Laws, including petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per and polyfluoroalkyl substances, flammable or explosive substances, or pesticides.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, and any amount required to redeem any redeemable securities, (b) the principal and interest components of capitalized lease obligations under IFRS, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments, (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the unpaid Taxes of the Company and its Subsidiaries for all taxable periods (or portions thereof) ending on or prior to the Closing Date, calculated on a jurisdiction-by-jurisdiction basis in amounts not less than zero, (f) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (g) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes”, (h) unpaid management fees, (i) unpaid bonus, severance and deferred compensation obligations (whether or not accrued), together with the employer portion of any payroll Taxes due on the foregoing amounts (including, for the avoidance of doubt, any such Taxes which may be deferred pursuant to a COVID-19 Measure), (j) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (i), and (k) all Indebtedness of another Person referred to in clauses (a) through (j above guaranteed directly or indirectly, jointly or severally.

“Intellectual Property” means all intellectual property, industrial property and proprietary rights anywhere in the world, including: (i) patents, patent applications, patent disclosures, invention disclosures, industrial designs, utility models, design patents and inventions (whether or not patentable), (ii) trademarks, service marks, trade names, trade dress, corporate names, logos, and other indicia of source or origin, and all registrations, applications and renewals in connection therewith, together with all goodwill associated therewith, (iii) copyrights, works of authorship, moral rights, and all registrations and applications in connection therewith, (iv) internet domain names and social media accounts, (v) trade secrets, know-how and confidential information, and (vi) Software.

“IT Systems” means all Software, computer systems, servers, networks, computer hardware and equipment, data processing, information, record keeping, communications, telecommunications, interfaces, platforms, and peripherals, and other information technology platforms, networks and systems that are owned or controlled by the Company or any of its Subsidiaries or used in the conduct of their businesses, in each case, whether outsourced or not, together with data and information stored or contained in, or transmitted by, any of the foregoing, and documentation relating to any of the foregoing.

“JOBS Act” means the United States Jumpstart Our Business Startups Act of 2012.

“Knowledge” means, with respect to the Company, the knowledge that each member of the Company Board and senior management actually has, or the knowledge that any of them would have actually had following a reasonable inquiry with his or her direct reports; and with respect to ListCo, the knowledge that each of the individuals listed on Schedule 1.01(a) actually has, or the knowledge that any of them would have actually had following a reasonable inquiry with his or her direct reports.

“Law” means any statute, act, code, law (including common law), ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Lien” means any mortgage, charge, deed of trust, pledge, license, covenant not to sue, option, right of first refusal, offer or negotiation, hypothecation, encumbrance, easement, security interests, or other lien of any kind (other than, in the case of a security, any restriction on transfer of such security arising under Securities Laws).

“ListCo Convertible Note” means that certain convertible loan deed dated as of December 1, 2021 by and between ListCo and ListCo Major Shareholder.

“ListCo Equity Value” means US$45,000,000.

“ListCo Existing M&AA” means the ListCo’s Amended and Restated Memorandum and Articles of Association adopted by special resolution passed on September 22, 2017 and effective immediately prior to the completion of ListCo’s initial public offering of American Depositary Shares representing ListCo Ordinary Shares.

“ListCo Ordinary Share” means each ordinary share, par value $0.01 per share, of ListCo.

“ListCo Class A Ordinary Share” means each Class A ordinary share, par value $0.01 per share, of ListCo.

“ListCo Class B Ordinary Share” means each Class B ordinary share, par value $0.01 per share, of ListCo.

“ListCo Class C Ordinary Share” means each Class C ordinary share, par value $0.01 per share, of ListCo.

“ListCo Impairment Effect” means an effect, development, circumstance, fact, change or event that has a material adverse effect on the ability of ListCo to consummate the Transactions, which shall include the failure by ListCo to maintain ListCo’s continuous listing on, or the continuous listing of American Depositary Shares representing ListCo Ordinary Shares on, the Nasdaq.

“ListCo Incentive Plans” means ListCo’s 2016 ESOP Plan, 2017 ESOP Plan and 2020 ESOP Plan.

“ListCo Organizational Documents” means the Organizational Documents of ListCo, as amended and/or restated (where applicable).

“ListCo Per Share Price” means US$0.267, being a number resulting from dividing the ListCo Equity Value by the Aggregate Fully Diluted ListCo Shares.

“ListCo Shareholder Approval” means the affirmative vote of the ListCo Shareholders representing at least two-thirds of the voting power of the issued and outstanding ListCo Shares entitled to vote at a general meeting of the shareholders voting in person or by proxy, to approve the Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment.

“ListCo Shareholders” means any holder of ListCo Shares.

“ListCo Shares” means, prior to the adoption of the Post-Closing M&AA, the ListCo Ordinary Shares, and, upon the adoption of the Post-Closing M&AA, the ListCo Class A Ordinary Shares, the ListCo Class B Ordinary Shares and the ListCo Class C Ordinary Shares.

“Material Adverse Effect” means an effect, development, circumstance, fact, change or event that has a material adverse effect on (x) the Company and its Subsidiaries or the results of operations or financial condition of the Company and its Subsidiaries, in each case, taken as a whole or (y) the ability of the Company and its Subsidiaries to consummate the Transactions; provided, however, that, solely with respect to the foregoing clause (x), in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” (a) any change in Law, regulatory policies, accounting standards or principles (including IFRS) or any guidance relating thereto or interpretation thereof, in each case after the date hereof; (b) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets); (c) any change affecting any of the industries in which the Company and its Subsidiaries operate or the economy as a whole; (d) any epidemic, pandemic or disease outbreak (including COVID-19 and any COVID-19 Measures), (e) the announcement or the execution of this Agreement, the pendency of the Transactions, or the performance of this Agreement, including losses or threatened losses of employees, customers, suppliers, vendors, distributors or others having relationships with the Company and its Subsidiaries; (f) any weather conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event; (g) any acts of terrorism, sabotage, war, riot, the outbreak or escalation of hostilities, or change in geopolitical conditions; (h) any failure of the Company or its Subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates or business plans (provided, however, that this clause (h) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)); provided, further, that any effect referred to in clauses (a), (b), (c), (d), (f) or (g) above may be taken into account in determining if a Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the Company and its Subsidiaries or the results of operations or financial condition of the Company and its Subsidiaries, in each case, taken as a whole, relative to other similarly situated businesses in the industries in which the Company and its Subsidiaries operate.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Newlink” means Newlinks Technology Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

“Organizational Documents” means, with respect to any Person that is not an individual, the articles or certificate of incorporation, registration or organization, bylaws, memorandum and articles of association, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement and other similar organizational documents of such Person.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or its Subsidiaries.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions or that may thereafter be paid without penalty to the extent appropriate reserves have been established in accordance with IFRS, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice, (iii) Liens for Taxes not yet delinquent or which are being contested in good faith through appropriate Actions for which appropriate reserves have been established in accordance with IFRS, (iv) leases, subleases and similar agreements with respect to the Leased Company Real Property, (v) Liens, defects or imperfections on title, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be discovered by a current, accurate survey or physical inspection of such real property or (C) do not materially interfere with the present uses of such real property, (vi) Liens (except with respect to Intellectual Property) that are not material to the Company and its Subsidiaries, taken as a whole, (vii) non-exclusive licenses of Intellectual Property granted to customers of the Company and its Subsidiaries and entered into in the ordinary course of business, (viii) Liens that secure obligations that are reflected as liabilities on the Most Recent Balance Sheet (which such Liens are referenced, or the existence of which such Liens is referred to, in the notes to Most Recent Balance Sheet), (ix) Liens securing any indebtedness of the Company or its Subsidiaries (including pursuant to existing credit facilities), (x) Liens arising under applicable Securities Laws, and (xi) with respect to an entity, Liens arising under the Organizational Documents of such entity.

“Person” means any individual, corporation, company, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other organization or entity of any kind or nature.

“Personal Information” means any data or information that (i) identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, household, or device, including any personally identifiable data (e.g., name, address, phone number, and email address), or (ii) is otherwise protected by or subject to any applicable Law or referred to as “personal information”, “personal data”, “personally identifiable information”, “protected health information” or a similar term.

“PRC” means the People’s Republic of China, but for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

“Process” (or “Processing” or “Processed”) means any access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, sorting, treatment, manipulation, interruption, performance of operations on, enhancement, aggregation, alteration, destruction, security or disposal of any data of information (including Personal Information), or any IT System.

“Regulatory Approvals” means all necessary actions or non-actions, waivers or Consents by, of, to or in respect of, CAC, CSRC, and/or any other competent Governmental Authority to the extent required for the consummation of the Transactions; provided, that the term “Regulatory Approvals” does not include any approval or Consent from Nasdaq in respect of (i) the maintenance of ListCo’s status as a Nasdaq-listed company or the consummation of the Transactions, or (ii) ListCo’s initial listing application with the Nasdaq in connection with the Transactions.

“Related Party” means (a) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total outstanding share capital of the Company or any of its Subsidiaries, (b) any director or officer of the Company or any of its Subsidiaries, in each case of clauses (a) and (b), excluding the Company or any of its Subsidiaries.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, consultants, agents and other representatives of such Person.

“SAFE Circular 37” means the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Vehicles issued by SAFE on July 14, 2014, which became effective as of July 14, 2014, or any successor rule or regulation under the PRC Law.

“Schedules” means the disclosure schedules of ListCo.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933.

“Securities Laws” means the securities Laws of any Governmental Authority and the rules and regulations promulgated thereunder (including the Securities Act and the Exchange Act and the rules and regulations thereunder).

“Security Incident” means actual, suspected, alleged or potential cyber or security incident with respect to any system (including IT Systems) or any data or information (including Personal Information), including any occurrence that actually or potentially likely jeopardizes the confidentiality, integrity, or availability of any system or any data or information, and any incident of security breach or intrusion, or denial of service, or any unauthorized Processing of any IT System or any data or information, or any loss, distribution, compromise or unauthorized access to, or disclosure of, any of the foregoing.

“Shell Company Report” means the shell company report required to be filed with the SEC in connection with the Transaction as required by generation instructions A(d) of Form 20-F.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing provident fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Software” means (i) software of any type, including computer programs, applications, middleware, software development kits, libraries, tools, interfaces, firmware, compiled or interpreted programmable logic, objects, bytecode, machine code, games, software implementations of algorithms, models and methodologies, in each case, whether in source code or object code form, (ii) data and databases, and (iii) documentation related to any of the foregoing; together with intellectual property, industrial property and proprietary rights in and to any of the foregoing.

“Subsidiary” means, with respect to a Person, any corporation, company or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the Equity Securities having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, company or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member, including those controlled through a variable-interest-entity structure or other similar contractual arrangement, and those whose assets and financial results are consolidated with the net earnings of such Person and are recorded on the books of such Person for financial reporting purposes in accordance with applicable accounting principles.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, social security or national health insurance), ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, escheat or unclaimed property, capital stock, profits, disability, registration, value added, estimated, customs duties, and sales or use tax, commodity tax or other tax or like assessment or charge, in each case imposed by any Governmental Authority, together with any interest, indexation, penalty, addition to tax or additional amount imposed with respect thereto (or in lieu thereof) by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Transaction Agreements” means this Agreement, the Support Agreement, the Company Voting Agreements, the ListCo Post-Closing M&AA, and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Treasury Regulations” means the regulations promulgated under the Code.

“VIE Entity” means Kuaidian Power (Beijing) New Energy Technology Co., Ltd. (快电动力（北京）新能源科技有限公司), a limited liability company duly incorporated and validly existing under the Laws of the PRC.

“WFOE” means Zhejiang Anji Intelligent Electronics Holding Co., Ltd. (浙江安吉智电控股有限公司), a limited liability company duly incorporated and validly existing under the Laws of the PRC.

Section 1.02 Construction.

(a) Unless expressly stated otherwise, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive and have the meaning represented by the term “and/or”, (vii) the phrase “to the extent” means the degree to which a subject matter or other thing extends, and such phrase shall not mean simply “if”, and (viii) the words “shall” and “will” have the same meaning.

(b) Unless expressly stated otherwise, references to Contracts shall be deemed to include all subsequent amendments and other modifications thereto (subject to any restrictions on amendments or modifications set forth in this Agreement).

(c) Unless expressly stated otherwise, references to statutes shall include all regulations promulgated thereunder and references to Laws shall be construed as including all Laws consolidating, amending or replacing the Law.

(d) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) The phrases “provided to” , “delivered to”, “furnished to,” or “made available to” a Party and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been made available to that Party no later than 11:59 p.m. (Hong Kong time) on the day prior to the date of this Agreement by delivery to that Party or its legal counsel via electronic mail or hard copy form.

(g) References to “$” or “dollar” or “US$” shall be references to United States dollars.

Section 1.03 Table of Defined Terms

Term	Section
“Agreement”	Recitals
“Alternative Transaction Proposal”	Section 8.04
“Alternative ListCo Transaction Proposal”	Section 8.04
“Amendment”	Section 2.01
“Business Permits”	Section 4.12
“Cayman Companies Act”	Recitals
“Closing”	Section 3.02
“Closing Date”	Section 3.02
“Company”	Preamble
“Confidentiality Agreement”	Section 11.09
“Enforceability Exceptions”	Section 4.03

Term	Section
“Excluded Share”	Section 3.07(a)(v)
“Federal Securities Laws”	Section 5.07(a)
“Financial Statements”	Section 4.09(a)
“Intended Tax Treatment”	Recitals
“Interim Period”	Section 6.01
“Leased Company Real Property”	Section 4.18(b)
“Leases”	Section 4.18(b)
“ListCo”	Preamble
“ListCo Extraordinary General Meeting”	Section 8.02(a)(i)
“ListCo Major Shareholder”	Preamble
“ListCo Meeting Change”	Section 8.02(b)
“ListCo Permits”	Section 5.08
“ListCo Post-Closing M&AA”	Recitals
“ListCo Related Party”	Section 5.12
“Merger”	Recitals
“Merger Sub”	Preamble
“Merger Sub II”	Preamble
“Most Recent Balance Sheet”	Section 4.09(a)
“Non-Recourse”	Section 11.15
“Party”	Preamble
“Plan of Merger”	Section 3.03
“Proxy Statement”	Section 8.02(a)(i)
“Sarbanes-Oxley Act”	Section 5.07(a)
“SEC Reports”	Section 5.07(a)
“Second Effective Time”	Section 3.03(b)
“Second Merger”	Recitals
“Second Plan of Merger”	Section 3.03
“Specified Contracts”	Section 4.13(a)
“Specified Representations”	Section 9.02(a)
“Surviving Company”	Section 3.01
“Surviving Entity”	Section 3.01
“Termination Date”	Section 10.01(f)
“Top Suppliers”	Section 4.13(a)
“Transaction Litigation”	Section 8.01(c)
“Transactions”	Recitals
“VAT”	Section 4.16(a)(v)

ARTICLE II

PRE-CLOSING TRANSACTIONS

Section 2.01 Pre-Closing Transactions; Amendment. On the Closing Date, immediately prior to the Effective Time, (i) the ListCo Post-Closing M&AA shall be adopted and become effective, (ii) the ListCo Convertible Note shall be converted into ListCo Ordinary Shares in accordance with the terms and conditions therein, and (iii) all Listco Incentive Plans shall be terminated (without affecting the validity of the ListCo Options and their conversion into Converted ListCo Options in accordance with Section 3.08(b)).

ARTICLE III

THE MERGERS; CLOSING

Section 3.01 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement or waiver by the Party having the benefit of such condition, and in accordance with the Cayman Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company being the surviving entity (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Entity”) following the Merger and the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Entity after the Merger and as a direct, wholly-owned subsidiary of ListCo. Immediately after the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Companies Act, Merger Sub II and the Surviving Entity shall consummate the Second Merger, pursuant to which the Surviving Entity shall be merged with and into Merger Sub II, following which the separate corporate existence of the Surviving Entity shall cease and Merger Sub II shall continue as the surviving company (which is sometimes hereinafter referred to for the periods at and after the effective time of the Second Merger as the “Surviving Company”) following the Second Merger and as a direct, wholly-owned subsidiary of ListCo.

Section 3.02 Closing. On the terms and subject to the conditions of this Agreement, the consummation of the Mergers (the “Closing”) shall take place at the offices of Kirkland & Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, or electronically by the mutual exchange of electronic signatures (including portable document format (“pdf”)) on the date that is five (5) Business Days following the date on which all conditions set forth in Article IX have been satisfied or waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place, time or date as ListCo and the Company may mutually agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 3.03 Effective Time.

(a) On the terms and subject to the conditions set forth herein, on the Closing Date, following the consummation of the Amendment, the Company and Merger Sub shall execute a plan of merger in the form attached as Exhibit D-1 hereto (with such changes as may be agreed in writing between ListCo and the Company, the “Plan of Merger”) and shall file the Plan of Merger and other documents as required to effect the Merger pursuant to the Cayman Companies Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Cayman Companies Act. The Merger shall become effective at the time when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later time as Merger Sub and the Company may agree and specify in the Plan of Merger pursuant to the Cayman Companies Act (the “Effective Time”).

(b) Immediately following the consummation of the Merger, the Surviving Entity and Merger Sub II shall execute a plan of merger (with such changes as may be agreed in writing between ListCo and the Company, the “Second Plan of Merger,” and together with the Plan of Merger, the “the “Plans of Merger”) substantially in the form attached as Exhibit D-2 hereto and shall file the Second Plan of Merger and other documents as required to effect the Second Merger pursuant to the Cayman Companies Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Cayman Companies Act. The Second Merger shall become effective at the time when the Second Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later time as Merger Sub II and the Surviving Entity may agree and specify pursuant to the Cayman Companies Act (the “Second Effective Time”).

Section 3.04 Effect of the Mergers. The effect of the Mergers shall be as provided in this Agreement, the Plans of Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, (i) at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time, and (ii) at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity and Merger Sub II shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of the Surviving Entity and Merger Sub II set forth in this Agreement to be performed after the Second Effective Time.

Section 3.05 Governing Documents. At the Effective Time, in accordance with the terms of the Plan of Merger and without any further action on the part of the Parties, the Company will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Entity, until thereafter changed or amended as provided therein or by applicable Law and the applicable provisions of such memorandum and articles of association; provided, that at the Effective Time, (a) all references therein to the name “Dada Merger Sub Limited” shall be amended to “Dada Auto Inc.” and (b) all references therein to the authorized share capital of the Surviving Entity shall be amended to refer to the correct authorized share capital of the Surviving Entity as approved in the Plan of Merger. At the Second Effective Time, in accordance with the terms of the Second Plan of Merger and without any further action on the part of the Parties, Merger Sub II will adopt the memorandum and articles of association of the Surviving Entity, as in effect immediately prior to the Second Effective Time, as the memorandum and articles of association of the Surviving Company, until thereafter changed or amended as provided therein or by applicable Law and the applicable provisions of such memorandum and articles of association; provided, that at the Second Effective Time, (a) all references therein to the name “Dada Merger Sub II Limited” shall be amended to “Dada Auto Inc.” and (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Second Plan of Merger.

Section 3.06 Sole Director of the Surviving Companies. At the Effective Time, Mr. Zhen Dai shall be the sole director of the Surviving Entity, holding office in accordance with the Organizational Documents of the Surviving Entity. At the Second Effective Time, Mr. Zhen Dai shall be the sole director of the Surviving Company, holding office in accordance with the Organizational Documents of the Surviving Company.

Section 3.07 Effect of Mergers on Share Capital.

(a) On the terms and subject to the conditions set forth herein, at the Closing, by virtue of the Mergers and without any further action on the part of any Party or any other Person, the following shall occur:

(i) Each Company Ordinary Share that is issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and Company Ordinary Shares held by Newlink) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as set forth in Part A of Schedule B (with such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares being equal to one (1) multiplied by the Conversion Ratio) (the ListCo Class A Ordinary Shares issued pursuant to this Section 3.07(a) are referred to as the “Class A Ordinary Share Merger Consideration”), and from and after the Effective Time, all such Company Ordinary Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Ordinary Shares (other than any Excluded Shares and Company Ordinary Shares held by Newlink) that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Ordinary Shares, except as expressly provided herein.

(ii) The Company Ordinary Shares that are issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) and held by Newlink shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class B Ordinary Shares and such number of validly issued, fully paid and non-assessable ListCo Class C Ordinary Shares as set forth in Part B of Schedule B (with the total number of ListCo Class B Ordinary Shares and ListCo Class C Ordinary Shares issued to Newlink being equal to the number of Company Ordinary Shares that is issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) and held by Newlink multiplied by the Conversion Ratio), and from and after the Effective Time, all such Company Ordinary Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and Newlink shall thereafter cease to have any rights with respect to such Company Ordinary Shares, except as expressly provided herein.

(iii) Each Company Series A Preferred Share that is issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as equal to one (1) multiplied by the Conversion Ratio (as set forth in Part C of Schedule B), and from and after the Effective Time, all such Company Series A Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Series A Preferred Shares that were issued and outstanding immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such Company Series A Preferred Shares, except as expressly provided herein.

(iv) Each Company Warrant that is issued and outstanding immediately prior to the Effective Time, if any, shall cease to be a warrant with respect to Company Series A Preferred Shares and shall automatically, without any action on the part of the holder thereof, be converted into a warrant to acquire such number of shares of ListCo Class A Ordinary Shares as equal to the number of Company Series A Preferred Shares underlying that Company Warrant multiplied by the Conversion Ratio (as set forth in Part D of Schedule B).

(v) Each Company Share held in the Company’s treasury or owned by ListCo, Merger Sub or Merger Sub II or any other wholly-owned subsidiary of ListCo, Merger Sub or Merger Sub II immediately prior to the Effective Time (each an “Excluded Share”), shall be automatically cancelled and extinguished without any conversion thereof or payment therefor.

(vi) Each Dissenting Share that is issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, in consideration for the right to receive the fair value of such Dissenting Share as provided in Section 3.07(c).

(vii) Each ListCo Ordinary Share that is issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one validly issued, fully paid and non-assessable ListCo Class A Ordinary Share.

(viii) Each ordinary share, par value $0.01 per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Entity. The ordinary shares of Merger Sub shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Entity.

(ix) Each ordinary share, par value $0.01 per share, of the Surviving Entity that is issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Company. The ordinary shares of the Surviving Entity shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Company.

(b) Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, the ListCo Shares issued pursuant to Section 3.07(a), as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend, reclassification, combination, exchange of shares, change or readjustment in change with respect to ListCo Shares such that the holders of Company Shares shall receive the same economic effect as contemplated by this Agreement prior to such action. The names of holders of Company Series A Preferred Shares and the Company Warrants set out in Schedule B hereto are based on the capitalization of the Company as of the date hereof, and the Persons receiving the ListCo Shares issued pursuant to Section 3.07(a)(iii) and (iv) shall be the holders of Company Series A Preferred Shares and the Company Warrants as of immediately prior to the Effective Time.

(c) Statutory Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any Company Shares that are issued and outstanding immediately prior to the Effective Time and are held by a Company Shareholder (each, a “Dissenting Shareholder”) who has validly exercised and not lost its rights to dissent from the merger pursuant to Section 238 of the Cayman Companies Act (collectively, the “Dissenting Shares”) shall not be converted into or exchangeable for or represent the right to receive the Class A Ordinary Share Merger Consideration (except as provided in this Section 3.07(c)), and shall entitle such Dissenting Shareholder only to payment of the fair value of such Dissenting Shares as determined in accordance with Section 238 of the Cayman Companies Act. If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the Cayman Companies Act) or lost the right to dissent, upon the occurrence of such event, the Company Shares held by such Dissenting Shareholder shall cease to be Dissenting Shares, and shall be cancelled and converted into and represent the right to receive the Class A Ordinary Share Merger Consideration at the Effective Time pursuant to Section 3.07(a)(i) and (ii).

Section 3.08 Treatment of Options.

(a) Treatment of Company Options. At the Effective Time, without any action of any party or any other Person, ListCo shall adopt and assume the Company Incentive Plan. Each Company Option (as defined below) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase Company Ordinary Shares (a “Company Option”) under the Company Incentive Plan and shall be converted into an option to purchase a number of shares of ListCo Class A Ordinary Shares (such option, an “Exchanged Company Option”), equal to the number of Company Ordinary Shares subject to such Company Option immediately prior to the Effective Time multiplied by the Conversion Ratio (rounded to the nearest whole share), at an exercise price per share equal to (i) the exercise price per share of Company Ordinary Share of such Company Option immediately prior to the Effective Time divided by (ii) the Conversion Ratio (rounded to the nearest whole cent).

(b) Treatment of ListCo Options. Each vested option of ListCo to purchase ListCo Ordinary Shares (an “ListCo Option”) under the ListCo Incentive Plans that is outstanding immediately prior to the Effective Time shall be converted into a vested option to purchase the same number of shares of ListCo Class A Ordinary Shares at the same exercise price and exercise period (an “Converted ListCo Option”). Following the Effective Time, each Converted ListCo Option shall be governed by the same terms and conditions (other than the vesting and exercisability terms) of the Company Incentive Plan; provided that each Converted ListCo Option shall be vested and have the same exercise price and exercise period as under the ListCo Option. All awards under the ListCo Incentive Plans that are outstanding immediately prior to the Effective Time other than ListCo Options (if any) shall at the Effective Time be automatically cancelled and extinguished without any payment therefor.

Section 3.09 Withholding Rights. Each of the Parties and each of their respective Affiliates and any other Person making a payment under this Agreement shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. ListCo, the Company, the Surviving Company, Merger Sub, Merger Sub II or their respective Affiliates or Representatives, as applicable, shall use commercially reasonable efforts to cooperate with such Person to reduce or eliminate any such requirement to deduct or withhold to the extent permitted by Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to ListCo, Merger Sub and Merger Sub II as follows:

Section 4.01 Corporate Organization of the Company. The Company is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands and has the corporate power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted. The Company has made available to ListCo true and correct copies of its Organizational Documents as in effect as of the date hereof. The Company is duly licensed or qualified and in good standing (where such concept is applicable) as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.02 Subsidiaries. The Subsidiaries of the Company have been duly formed or organized, are validly existing under the Laws of their jurisdiction of incorporation or organization and have the corporate power and authority to own, operate and lease their respective properties, rights and assets and to conduct their business as it is now being conducted. Each Subsidiary of the Company is duly licensed or qualified as a foreign entity in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have a Material Adverse Effect.

Section 4.03 Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement, the Plans of Merger and each other Transaction Agreement to which it is or will be a party and (subject to the consents, approvals, authorizations and other requirements described in Section 4.04 or Section 4.05) to perform all obligations to be performed by it hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement, the Plans of Merger and such other Transaction Agreements and the consummation of the Transactions have been duly authorized by the board of directors of the Company and the Company Shareholders, and other than the consents, approvals, authorizations and other requirements described in Section 4.04 or Section 4.05, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or any other Transaction Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each of the Plans of Merger and such other Transaction Agreement has been or will be (when executed and delivered by the Company) duly and validly executed and delivered by the Company, and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such other Transaction Agreement constitutes or will constitute, a valid and binding obligation of the Company, enforceable against the Company, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 4.04 No Conflict. Subject to the receipt of the consents, approvals, authorizations, and other requirements set forth in Section 4.05, the execution, delivery and performance by the Company of this Agreement, the Plans of Merger and the other Transaction Agreements to which it is or will be a party and the consummation by the Company of the Transactions do not and will not, (a) contravene or conflict with, or trigger security holders’ rights that have not been duly waived under, the Organizational Documents of the Company or any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Specified Contract or (d) result in the creation or imposition of any Lien on any asset, property or Equity Security of the Company or any of its Subsidiaries (other than any Permitted Liens), except in the case of clauses (b), (c) or (d) above as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of each of ListCo, Merger Sub and Merger Sub II contained in this Agreement, the Plans of Merger and the other Transaction Agreements to which it is or will be a party, no notice to, action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company with respect to each of their execution, delivery and performance of this Agreement and the other Transaction Agreements to which each is or will be a party and the consummation by the Company of the Transactions, except for (i) obtaining the Regulatory Approvals, (ii) obtaining any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) the filing (A) with the SEC of the Proxy Statement and (B) of any other documents or information required pursuant to applicable requirements, if any, of applicable Securities Laws, (iv) compliance with and filings or notifications required to be filed with the state securities regulators pursuant to “blue sky” Laws and state takeover Laws as may be required in connection with this Agreement, the other Transaction Agreements or the Transactions, (v) the filing of the Plans of Merger and the publication of notification of the Mergers in the Cayman Islands Government Gazette pursuant to the Cayman Companies Act, and (vi) the Company Shareholder Approval.

Section 4.06 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of the Company is US$50,000 divided into 490,504,928 Company Ordinary Shares, par value US$0.0001 each and 9,495,072 Company Series A Preferred Shares, par value US$0.0001 each. As of the date of this Agreement, the total outstanding Equity Securities of the Company are described on Schedule B hereto. The issued and outstanding Company Ordinary Shares and Company Series A Preferred Shares (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, and all requirements set forth in (1) the Organizational Documents of the Company and (2) any other applicable Contracts governing the issuance of such Equity Securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) to the Knowledge of the Company, are free and clear of any Liens (other than restrictions arising under applicable Laws, the Company’s Organizational Documents and the Transaction Agreements).

(b) Except for the Company Warrants and the Company Options, there are no outstanding options, restricted stock, restricted stock units, equity appreciation, phantom stock, profit participation, equity or equity-based rights or similar rights with respect to the Equity Securities of, or other equity or voting interest in, the Company. Except as set forth in the Organizational Documents of the Company, (i) no Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of the Company, (ii) except for the Company Warrants, the Company Series A Preferred Shares and the Company Options, there are no warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contract that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company, and (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Shareholders may vote.

(c) (i) There are no declared but unpaid dividends or distributions in respect of any Equity Securities of the Company and (ii) since December 31, 2020 through the date of this Agreement, the Company has not made, declared, set aside, established a record date for or paid any dividends or distributions.

Section 4.07 Capitalization of Subsidiaries.

(a) All of the issued and outstanding Equity Securities of each Subsidiary of the Company are beneficially, directly or indirectly, by the Company. The Equity Securities of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, and are, to the extent applicable, fully paid and non-assessable in accordance with their Organizational Documents; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, and all requirements set forth in (1) the Organizational Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such Equity Securities; (iii) except as provided under the Control Documents, are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) to the Knowledge of the Company, are free and clear of any Liens (other than restrictions arising under applicable Laws, the Company’s Organizational Documents, the Transaction Agreements and the Company Series A Transaction Documents), and, subject to the Laws of the applicable jurisdiction of incorporation or organization with respect to each Subsidiary of the Company, free of any restriction which prevents the payment of dividends to the Company or any of its Subsidiaries.

(b) There are no outstanding options, restricted stock, restricted stock units, equity appreciation, phantom stock, profit participation, equity or equity-based rights or similar rights with respect to the Equity Securities of, or other equity or voting interest in, any Subsidiary of the Company. Except as provided under the Control Documents, no Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of any Subsidiary of the Company, and there are no warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contract that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of any Subsidiary of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the equityholders of the Company’s Subsidiaries may vote.

(c) As of the date of this Agreement, neither the Company nor any of its Subsidiaries owns any Equity Securities in any Person other than the Group Companies.

(d) Pursuant to the Control Documents, (i) the WFOE has exclusive control over the VIE Entity and its Subsidiaries and is entitled to all of the economic benefits and residual returns from the operations of the VIE Entity and its Subsidiaries; and (ii) the VIE Entity is a “variable interest entity” of the Company and its financial results are consolidated into consolidated financial statements of the Company as if it were a wholly owned Subsidiary of the Company, under the IFRS.

Section 4.08 Sufficiency of Assets. The assets, properties and rights of the Company and its Subsidiaries on the Closing Date constitute all of the material assets (real, personal, tangible, intangible or otherwise) used or held for use in the business as it is currently operated and are sufficient in all material respects to conduct and operate the business from and after the Closing Date in substantially similar manner as currently conducted.

Section 4.09 Financial Statements; Absence of Changes.

(a) The Company has made available to ListCo copies of the unaudited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2021 (the “Most Recent Balance Sheet”), and the related unaudited consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the one year then ended (the “Financial Statements”).

(b) To the Company’s Knowledge, the Financial Statements present fairly, in all material respects, the financial position of the Company and its Subsidiaries as of the date and for the period indicated in such Financial Statements, and the results of their operations and cash flows for the year then ended in conformity with IFRS.

(c) The Company and its Subsidiaries have established and maintained systems of internal accounting controls. Such systems are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with IFRS and to maintain accountability for the Company’s and its Subsidiaries’ assets. To the Knowledge of the Company, none of the Company or its Subsidiaries nor an independent auditor of the Company or its Subsidiaries has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company or its Subsidiaries’ management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized by the Company or its Subsidiaries, or (iii) any claim or allegation regarding any of the foregoing.

(d) Since the date of the Most Recent Balance Sheet, through and including the date of this Agreement, no Material Adverse Effect has occurred.

(e) Since the date of the Most Recent Balance Sheet, except under the Company Incentive Plan, neither the Company nor any of its Subsidiaries have (i) paid or promised to pay, funded any new, enter into or made any grant of any equity or equity-based payment or arrangement to any Company Employee, (ii) established, adopted, entered into, amended or terminated any Company Benefit Plan or any Contract that would be a Company Benefit Plan if it were in existence as of the date of this Agreement or (iii) hired, engaged, furloughed, temporarily laid off, or terminated (other than for cause) the employment, engagement or service of any employee or independent contractor of the Company or any of its Subsidiaries with an annual compensation opportunity that exceeds $300,000.

Section 4.10 Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, debt, or obligation, whether accrued, contingent, absolute, determined, determinable or otherwise, except for liabilities, debts, or obligations (a) reflected or reserved for in the Financial Statements or disclosed in any notes thereto, (b) that have arisen since the date of the Most Recent Balance Sheet in the ordinary course of business of the Company and its Subsidiaries (none of which are liabilities, debts, or obligations resulting from or arising out of a breach of contract, breach of warranty, tort, violation of Law, or infringement or misappropriation), (c) incurred or arising under or in connection with the Transactions, including expenses related thereto, (d) arising, directly or indirectly, in connection with COVID-19, (e) that are executory obligations under Contracts (excluding any liabilities arising from a breach of Contracts), or (f) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 4.11 Litigation and Proceedings. There are no, and during the last two years there have been no pending or, to the Knowledge of the Company, threatened Actions by or against the Business, Company or any of its Subsidiaries that, if adversely decided or resolved, had, or would reasonably be expected to result in liability to or obligations of the Company or any of its Subsidiaries in an amount in excess of $1 million individually or $2 million in the aggregate. There is no Governmental Order imposed upon the Business, the Company or any of its Subsidiaries that would reasonably be expected to result in liability to or obligations of the Company or any of its Subsidiaries in an amount in excess of $1 million individually or $2 million in the aggregate. Neither the Company nor any of its Subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions or liabilities (of any nature) that would reasonably be expected to result in liability to or obligations of the Company or any of its Subsidiaries in an amount in excess of $1 million individually or $2 million in the aggregate.

Section 4.12 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws has not or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Business is, and during the last two years has been, conducted in compliance with all applicable Laws in all material respects. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law at any time during the last two years with respect to the Business, except for any such violation which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries hold, and for the last two (2) years have held, all material licenses, approvals, consents, registrations, franchises and permits necessary for the lawful conduct of the Business (the “Business Permits”), except for any failure to hold any Business Permits which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Business is, and during the last two years has been, in compliance with and not in default under such Business Permits, in each case except for such noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Without limiting the generality of the foregoing, all permits, licenses and approvals by, and filings and registrations and other requisite formalities with, the Governmental Authorities in the PRC that are required to be obtained or made in respect of each Group Company established in the PRC with respect to its establishment, capital structure, business and operations as it is now being conducted have been duly completed in accordance with applicable Laws of the PRC, except for such failure to complete that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. For any business carried out by any Group Company in the PRC, such Group Company has not violated any PRC Law that imposes any prohibition or restriction on foreign investment, except for such incompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Group Company that is established in the PRC has been conducting its business activities within its permitted scope of business, and has been operating its business in compliance with all relevant legal requirements and with all requisite permits, licenses and approvals granted by, and filings and registrations made with the competent Governmental Authorities of the PRC, except for such noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect.

(c) Each direct or indirect holder of Company Shares who is a PRC resident (as defined in the SAFE Circular 37) and subject to any of the registration or reporting requirements under any regulations and rules of the SAFE has registered with the SAFE as required pursuant to the SAFE Circular 37 with respect to any direct or indirect holdings of Company Shares. Neither the Company nor, to the knowledge of the Company, such direct or indirect holder has received any inquiries, notifications, Governmental Orders or any other forms of official correspondence from the SAFE with respect to any actual or alleged non-compliance with any regulations and rules of the SAFE, including the SAFE Circular 37.

Section 4.13 Contracts; No Defaults.

(a) For purposes of this Agreement, “Specified Contracts” shall mean all Contracts described below in this Section 4.13(a) that remain in effect as of the date of this Agreement and to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party, other than the Company Benefit Plans and Leases.

(i) Each Contract with any of the (A) top five customers (calculated based on the aggregate consideration received by the Business therefrom for the calendar year ended December 31, 2021) and (B) top five suppliers (calculated based on the aggregate consideration paid by the Business thereto for the calendar year ended December 31, 2021), that is, in each of cases (A) and (B), a master purchase, supply or services agreement, excluding purchase orders, quotations, invoices, and other similar ordering and fulfillment documentation;

(ii) Each Contract with a Related Party (other than those employment agreements, indemnification agreements, Contracts covered by any Company Benefit Plan, confidentiality agreements, non-competition agreements or any other agreement of similar nature entered into in the ordinary course of business with Company Employees) with an amount in excess of $500,000;

(iii) Each Contract relating to Indebtedness having an outstanding principal amount in excess of $2 million;

(iv) Each Contract that is a purchase and sale or similar agreement for the acquisition of any Person or any business unit thereof, in each case, involving payments in excess of $2 million and with respect to which there are any material ongoing obligations;

(v) Each joint venture, partnership agreement, framework agreement or similar Contract (other than Contracts between wholly owned Subsidiaries of the Company) that is or is reasonably expected to become material to the Business, taken as a whole;

(vi) Each Contract that explicitly requires capital expenditures by the Company after the date of this Agreement in an amount in excess of $1 million in the aggregate;

(vii) Each material license or other agreement under which the Company or any of its Subsidiaries (x) is a licensee or otherwise receives any rights with respect to any Intellectual Property (excluding licenses for off-the-shelf, standard, unmodified software that is commercially available on standard terms to the public generally and provided in executable form only and used solely for the Company’s and its Subsidiaries’ internal business purposes (and not for server or development use)), (y) is a licensor or otherwise grants to a third party any rights with respect to any Intellectual Property (other than non-exclusive licenses granted to customers in the ordinary course of business), or (z) is a party and that otherwise affects the Company’s or its Subsidiaries’ ownership of or ability to use, register, license, disclose or enforce any material Intellectual Property (including concurrent use agreements, settlement agreements and consent to use agreements), in each of cases (x) through (z), with a one-time or annual payment of at least $1 million;

(viii) Each collective bargaining agreement or other Contract with any labor union, labor organization or works council or any arrangement with an employer organization (each a “CBA”);

(ix) Each Contract that is for the employment or engagement of any directors, officers, employees or independent contractors (A) providing for annual compensation in excess of $300,000 and that materially varies from the Company’s standard form agreements, (B) providing for severance, change in control benefits, or retention or transaction bonuses or similar payments or (C) providing for the payment or accelerated vesting of any compensation or benefits in connection with the consummation of the Transactions;

(x) Each Contract that is a settlement, conciliation or similar agreement with any Governmental Authority pursuant to which the Company or any of its Subsidiaries will have any material outstanding obligation after the date of this Agreement; and

(xi) Each Contract that relates to the acquisition or disposition of any Equity Securities in, or assets or properties of, the Company or any of its Subsidiaries (whether by merger, sale of stock, sale of assets, license or otherwise) pursuant to which (A) payment obligations by or to the Company or any of its Subsidiaries remain outstanding or (B) any earn-out, indemnification, deferred or contingent payment obligations remain outstanding (excluding acquisitions or dispositions in the ordinary course of business or of assets that are obsolete, worn out, surplus or no longer used in the conduct of the Company’s business).

(b) Except for any Contract that has terminated, or will terminate, upon the expiration of the stated term thereof prior to the Closing Date and except as would not be reasonably expected to be material to the business of the Company and its Subsidiaries, taken as a whole, each Specified Contract (i) is in full force and effect and (ii) represents the legal, valid and binding obligations of the Company or one or more of its Subsidiaries party thereto and, to the Knowledge of the Company, represents the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. Except as would not be reasonably expected to be material to the business of the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under the Contracts and (x) neither the Company, the Company’s Subsidiaries, nor, to the Knowledge of the Company any other party thereto is in breach of or default under any Specified Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any Specified Contract, and (z) to the Company’s Knowledge, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a default under any Specified Contract by the Company or its Subsidiaries or, to the Company’s Knowledge, any other party thereto (in each case, with or without notice or lapse of time or both).

(c) Other than in the ordinary course of business, none of the top five largest suppliers of the Business, taken as a whole, based on dollar amount of expenditures for the calendar year ended December 31, 2021 (collectively, the “Top Suppliers”), has terminated, or given written or, to the knowledge of the Company, oral notice that it intends to terminate any of its business relationship with the Business. There has been no material dispute or controversy or, to the knowledge of the Company, threatened material dispute or controversy between the Business, on the one hand, and any Top Supplier, on the other hand.

Section 4.14 Company Benefit Plans.

(a) With respect to each material Company Benefit Plan, the Company has made available to ListCo copies of each Company Benefit Plan.

(b) Each Company Benefit Plan has been established, maintained, funded and administered in compliance in all material respects with its terms and all applicable Laws; and

(c) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Mergers could (whether alone or in connection with any subsequent event(s)) (A) result in the acceleration, funding or vesting of any compensation or benefits to any current or former director, officer, employee, consultant or other service provider of the Company or its Subsidiaries under any Company Benefit Plan, or (B) result in the payment by the Company or any of its Subsidiaries to any current or former employee, officer, director, consultant or other service provider of the Company or its Subsidiaries of any severance pay or any increase in severance pay (including the extension of a prior notice period or any golden parachute) upon any termination of employment or service or the cancellation of any material benefit or payment to any Company Employee.

Section 4.15 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is party to or bound by any CBA or arrangements with a labor union, works council or labor organization. To the Knowledge of the Company, no employees are represented by any labor union, labor organization or works council with respect to their employment with the Business and there are no labor organizations purporting to represent, or seeking to represent, any employees of the Company or its Subsidiaries. (i) There are, and since December 31, 2020 there have been, no activities or proceedings of any labor union, works council or labor organization to organize any of the Company Employees and (ii) there is no, and since December 31, 2020 there has been no, organized labor dispute, labor grievance or strike, lockout, picketing, hand billing, slowdown, concerted refusal to work overtime, work stoppage, or other material labor dispute against or affecting the Business, in each case, pending or, to the Knowledge of the Company, threatened.

(e) The Business is and has been during the past two years in compliance in all material respects with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, Social Security Benefits, and wages and hours, except for any such incompliance which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.16 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) all Tax Returns required to be filed by the Company or its Subsidiaries have been filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all material respects;

(ii) all Taxes (whether or not shown as due on Tax Returns) required to be paid by the Company and its Subsidiaries have been paid;

(iii) there is no Action with respect to Taxes of the Company or any of its Subsidiaries that is pending or otherwise in progress or has been threatened in writing by any Governmental Authority within the last three years;

(iv) the Company and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to the collection, withholding, reporting and remittance of Taxes;

(v) if the Company or any of its Subsidiaries is required to be registered for VAT in any jurisdiction, then it is so registered in each applicable jurisdiction and the Company or the applicable Subsidiary has complied with all Laws and Governmental Orders in respect of any VAT, maintains full and accurate records with respect thereto and has not been subject to any interest, forfeiture, surcharge or penalty or been a member of an affiliated, consolidated or similar group with any other company for purposes of VAT; and

(b) Neither the Company nor any of its Subsidiaries has taken any action (nor permitted any action to be taken) that would reasonably be expected to prevent, impair, or impede the Intended Tax Treatment.

Section 4.17 Insurance. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (a) the Business has insurance policies of the type, and that provide coverage, that is in compliance with applicable Law in all material respects and is reasonable and appropriate considering the Business, and the Business in compliance in all material respects thereunder, including with respect to the payment of premiums; and (b) to the Company’s knowledge, there is no claim pending under any such insurance policy as to which coverage has been denied or disputed by the applicable insurer.

Section 4.18 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) The Company or its applicable Subsidiary, as applicable, has a valid leasehold interest in all real property leased by the Company or any of its Subsidiaries (“Leased Company Real Property”). All material leases for the Leased Company Real Property under which the Company or any of its Subsidiaries is a lessee (collectively, the “Leases”) are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions. None of the Company or any of its Subsidiaries has received any written notice of any, and to the Knowledge of the Company there is no, material default under any such Lease.

(c) The Company or its applicable Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Permitted Liens.

Section 4.19 Intellectual Property, Privacy and Data Security.

(a) To the Knowledge of the Company, each item of Owned Intellectual Property is subsisting, valid and enforceable in all material respects. The Company and its Subsidiaries (i) exclusively own all Owned Intellectual Property and (ii) have valid and enforceable rights to all other Intellectual Property that is material to the conduct of their businesses as currently conducted. There has not been any Action during the past two years and there is no Action pending, or, to the Knowledge of the Company, threatened in writing, and neither the Company nor any of its Subsidiaries has received any written notice during the past two years, (i) challenging the validity, enforceability, ownership, registration, or use of any Owned Intellectual Property (excluding office actions received in the ordinary course of prosecution before the applicable patent or trademark office), or (ii) alleging any infringement, misappropriation or other violation of any Intellectual Property rights of any Person by the Company or any of its Subsidiaries or the conduct of the business of the Company or any of its Subsidiaries, including any offer or request to license, except where such challenge or allegation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) To the Knowledge of the Company, neither the Company nor any of the Subsidiaries nor the conduct of the business of the Company or any of its Subsidiaries is infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any third party, or has infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any third party during the past two (2) years, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon, misappropriating or otherwise violating any Owned Intellectual Property in any manner that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Company and its Subsidiaries have in place commercially reasonable measures designed to protect and maintain the confidentiality of all trade secrets and other material confidential information included in the Owned Intellectual Property. To the Knowledge of the Company, there has been no unauthorized access, use or disclosure, in each case that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, of any source code, trade secrets or other material confidential information of the Company.

(d) The Company and its Subsidiaries have in place commercially reasonable measures designed to protect the confidentiality, integrity and security of the IT Systems, and commercially reasonable back-up and disaster recovery procedures designed for the continued operation of their businesses in the event of a failure of the IT Systems. In the past two years, to the Knowledge of the Company, there has been no Security Incident, including that has resulted in the unauthorized access, use, disclosure, modification, encryption, loss, or destruction or other Processing of any information or data contained or stored therein or transmitted thereby, nor any failures, or continued substandard performance of, the IT Systems that have caused any material disruption or interruption in the use of the IT Systems or the conduct of the business of the Company or any of its Subsidiaries, in each case with respect to such failures or continued substandard performance that has not been remedied or remediated without material expense or liability.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, the Company and its Subsidiaries are in compliance, and for the past three years have been in compliance, in all material respects with all Data Security Requirements. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, there is no current Action pending against the Company or any of its Subsidiaries, including by any Governmental Authority, with respect to their collection, retention, storage, security, disclosure, transfer, disposal, use, or other Processing of any Personal Information. There has not been any Action during the past two years and there is no Action pending, or, to the Knowledge of the Company, threatened in writing, and neither the Company nor any of its Subsidiaries has received any written notice during the past two years, relating to any Security Incident or any non-compliance with any Data Security Requirements. Except as would not, individually or in the aggregate, reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Transactions do not and will not result in any violation or breach by the Company or its Subsidiaries of or any liabilities of the Company or its Subsidiaries in connection with, any Data Security Requirements.

Section 4.20 Environmental Matters.

(a) The Business is and, during the last two (2) years, has been in compliance with all Environmental Laws except as would not reasonably be expected to have a Material Adverse Effect.

(b) There are no written claims or notices of violation pending or, to the Knowledge of the Company issued to or threatened, against either the Business alleging violations of or liability under any material Environmental Law, except as would not reasonably be expected to have a Material Adverse Effect.

Section 4.21 Brokers’ Fees. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.22 Related Party Transactions. Except for arm’s length transactions entered into in the ordinary course of business, no Related Party of the Company is presently a party to any transaction with the Company (other than for services as Company Employees), including any Contract providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from, any Related Party or, to the Knowledge of the Company, any other Person in which any Related Party has a substantial or material interest in or of which any Related Party is an officer, director, trustee or partner.

Section 4.23 International Trade; Anti-Corruption.

(a) None of the Business, or any of the respective directors, officers, or to the Knowledge of the Company, any of the employees, agents or other third-party representatives acting on behalf of the Business is currently, and has been in the last two (2) years: (i) a Sanctioned Person; (ii) organized, resident or operating from a Sanctioned Country; (iii) engaged in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, in violation of Sanctions Laws; or (iv) otherwise in violation of applicable Sanctions Laws or Trade Control Laws (collectively, “Trade Controls”).

(b) None of the Business, or any of the respective directors, officers, or to the Knowledge of the Company, any of the employees, agents or other third-party representatives acting on behalf of the Business, has at any time in the past two (2) years made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give, or received, any money or thing of value, directly or indirectly, to or from any Government Official or other Person in violation of any applicable Anti-Corruption Laws. None of the Business, or any of the respective directors, officers, or to the Knowledge of the Company, any of the employees, agents or other third-party representatives acting on behalf of the Business, is currently, or has in the last two (2) years been, the subject of any written claim or allegation by any Governmental Authority that such Person has made any unlawful payment or given, offered, promised, or authorized or agreed to give, or received, any money or thing of value, directly or indirectly, to or from any Government Official or any other Person in violation of any Anti-Corruption Laws.

(c) In the past two (2) years, the Business has not received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit, in each case concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws.

(d) None of the respective directors, officers, or to the Knowledge of the Company, any of the employees, agents or other third-party representatives acting on behalf of the business of the Company, is a Government Official, Governmental Authority or an instrumentality of a government. No Government Official or Governmental Authority is associated with, or owns, whether directly or indirectly, the business of the Company, or has any material legal or beneficial interest in the Transactions contemplated hereby.

Section 4.24 Information Supplied. None of the information supplied or to be supplied by the Company or any of its Subsidiaries specifically in writing for inclusion in (i) the Proxy Statement will, at the date on which the Proxy Statement is first mailed to the ListCo Shareholders or at the time of the ListCo Extraordinary General Meeting, (ii) the Shell Company Report on Form 20-F will, at the date on which it is first filed with the SEC, and (iii) the initial listing application will, at the date it is first submitted to the Nasdaq, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of ListCo or its Affiliates.

Section 4.25 Control Documents.

(a) Each party to any of the Control Documents has full power and authority to enter into, execute and deliver such Control Document to which it is a party and each other agreement, certificate, document and instrument to be executed and delivered by it pursuant to the Control Documents and to perform the obligations of such party thereunder. The execution and delivery by such party of each Control Document to which it is a party and the performance by such party of its obligations thereunder have been duly authorized by such party. Each Control Document is in full force and effect, and represents the legal, valid and binding obligations of the parties named therein enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b) (i) No party to any Control Document is in breach or default in the performance or observance of any of the terms or provisions of such Control Document, and (ii) none of the parties to any Control Document has sent or received any communication regarding termination of or intention not to renew any Control Document, and no such termination or non-renewal has been threatened by any of the parties thereto to the Company’s Knowledge, except, in each case of (i) through (ii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.26 No Other Representations. Except as provided in this Article IV, none of the Company, or the Company Shareholders, or any other Person has made, or is making, any representation or warranty whatsoever in respect of the Business, the Company, or the Company’s Subsidiaries.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF LISTCO, MERGER SUB AND MERGER SUB II

Except as set forth in the Schedules to this Agreement delivered by ListCo, Merger Sub and Merger Sub II dated as of the date of this Agreement, or except as set forth in any of ListCo’s SEC Reports filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures in any “risk factors” or “forward-looking statements” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), ListCo, Merger Sub and Merger Sub II represent and warrant to the Company as follows:

Section 5.01 Corporate Organization.

(a) Each of ListCo and its Subsidiaries is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. ListCo has made available to the Company true and correct copies of each of the ListCo Organizational Documents and the Organizational Documents of each Subsidiary of ListCo as in effect as of the date hereof. Each of ListCo and each Subsidiary of ListCo is duly licensed or qualified and in good standing (where such concept is applicable) as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of ListCo to consummate the Transactions or otherwise have a ListCo Impairment Effect.

(b) Each of Merger Sub and Merger Sub II was formed solely for the purpose of engaging in the Transactions, has not conducted any business and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any other Transaction Agreement to which it is a party, as applicable.

Section 5.02 Due Authorization.

(a) Each of ListCo, Merger Sub and Merger Sub II has all requisite corporate power and authority to execute and deliver this Agreement, the Plans of Merger and each other Transaction Agreement to which it is a party and to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement, the Plans of Merger and such other Transaction Agreements and the consummation of the Transactions have been duly and validly authorized and approved by the board of directors of ListCo at the recommendation of the Audit Committee, the sole shareholder of Merger Sub, the board of directors of Merger Sub, the sole shareholder of Merger Sub II, and the board of directors of Merger Sub II and no other corporate or equivalent proceeding on the part of ListCo, Merger Sub or Merger Sub II is necessary to authorize this Agreement, the Plans of Merger or such other Transaction Agreements or ListCo’s, Merger Sub’s or Merger Sub II’s performance hereunder or thereunder (except that the ListCo Shareholder Approval is a condition to the consummation of the Mergers). This Agreement has been, and each of the Plans of Merger and such other Transaction Agreement (when executed and delivered by ListCo, Merger Sub and Merger Sub II) will be, duly and validly executed and delivered by ListCo, Merger Sub and Merger Sub II and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each of the Plans of Merger and such other Transaction Agreement will constitute a legal, valid and binding obligation of ListCo, Merger Sub and Merger Sub II, enforceable against ListCo, Merger Sub and Merger Sub II in accordance with its terms, subject to the Enforceability Exceptions.

(b) The only approvals or votes required from the holders of the ListCo’s Equity Securities in connection with the entry into this Agreement by ListCo, the consummation of the Transactions, including the Closing, and the approval of the Transactions are as set forth on Schedule 5.02(b).

(c) At a meeting duly called and held, the board of directors of ListCo has unanimously, upon the unanimous recommendation of the Audit Committee: (i) approved and declared advisable this Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment, (ii) determined that this Agreement and the Transactions, including the Mergers and the Amendment, are in the best interest of ListCo and the ListCo Shareholders, and (iii) resolved to recommend to its shareholders that they approve the Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment.

(d) At a meeting duly called and held, the board of directors of Merger Sub has unanimously: (i) approved and declared advisable this Agreement and the other Transaction Agreements and the Transactions, including the Mergers, (ii) determined that this Agreement and the Transactions, including the Mergers, are in the best interest of Merger Sub and its sole shareholder, and (iii) resolved to recommend the adoption of this Agreement by the sole shareholder of Merger Sub.

(e) At a meeting duly called and held, the board of directors of Merger Sub II has unanimously: (i) approved and declared advisable this Agreement and the other Transaction Agreements and the Transactions, including the Mergers, (ii) determined that this Agreement and the Transactions, including the Mergers, are in the best interest of Merger Sub II and its sole shareholder, and (iii) resolved to recommend the adoption of this Agreement by the sole shareholder of Merger Sub II.

(f) ListCo as the sole shareholder of Merger Sub and Merger Sub II has approved this Agreement and the other Transaction Agreements and the Transactions, including the Mergers and the Amendment.

Section 5.03 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.05 and obtaining the ListCo Shareholder Approval, the execution, delivery and performance of this Agreement and any other Transaction Agreement to which ListCo, Merger Sub or Merger Sub II is a party, and the consummation of the Transactions do not and will not (a) conflict with or violate any provision of, or result in the breach of the ListCo Organizational Documents or the Organizational Documents of any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law or Governmental Order binding on or applicable to ListCo or any of its Subsidiaries, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which ListCo or any of its Subsidiaries is a party, or (d) result in the creation of any Lien upon any of the properties or assets of ListCo or any of its Subsidiaries, except in the case of each of clauses (b) through (d) as would not reasonably be expected to have, individually or in the aggregate, a ListCo Impairment Effect.

Section 5.04 Litigation and Proceedings. There are no, and during the past two years there have been no, pending or, to the Knowledge of ListCo, threatened Actions by or against ListCo or any of its Subsidiaries that, if adversely decided or resolved, had, or would reasonably be expected to (i) result in liability to or obligations of ListCo or any of its Subsidiaries in an amount in excess of $250,000 individually or $500,000 in the aggregate, or (ii) otherwise have, individually or in the aggregate, a ListCo Impairment Effect. There is no Governmental Order currently imposed upon ListCo or any of its Subsidiaries that would reasonably be expected to (i) result in liability to or obligations of ListCo or any of its Subsidiaries in an amount in excess of $250,000 individually or $500,000 in the aggregate, or (ii) otherwise have, individually or in the aggregate, a ListCo Impairment Effect. Neither ListCo nor any of its Subsidiaries is not a party to any settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions or liabilities (of any nature) that would reasonably be expected to (i) result in liability to or obligations of ListCo or any of its Subsidiaries in an amount in excess of $250,000 individually or $500,000 in the aggregate, or (ii) otherwise have, individually or in the aggregate, a ListCo Impairment Effect.

Section 5.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of ListCo, Merger Sub or Merger Sub II with respect to the execution, delivery and performance of this Agreement and the other Transaction Agreements by each of ListCo, Merger Sub and Merger Sub II to which it is or will be a party and the consummation of the Transactions, except for (i) obtaining the consents of, or submitting notifications, filings, notices or other submissions to, the Governmental Authorities listed on Schedule 5.05, (ii) obtaining any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a ListCo Impairment Effect, (iii) the filing with the SEC of (A) the Proxy Statement (B) any other documents or information required pursuant to applicable requirements, if any, of applicable Securities Laws, and (C) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Agreements or the Transactions, (iv) compliance with and filings or notifications required to be filed with the state securities regulators pursuant to “blue sky” Laws and state takeover Laws as may be required in connection with this Agreement, the other Transaction Agreements or the Transactions, (v) the filing of the Plans of Merger and the publication of notification of the Mergers in the Cayman Islands Government Gazette pursuant to the Cayman Companies Act, and (vi) the ListCo Shareholder Approval.

Section 5.06 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the Transactions or any other potential transaction considered or engaged in by or on behalf of ListCo based upon arrangements made by or on behalf of ListCo or any of its Affiliates.

Section 5.07 SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) Other than as set forth on Schedule 5.07, ListCo has filed or furnished in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC (collectively, including any statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC subsequent to the date of this Agreement, each as it has been amended since the time of its filing and including all exhibits thereto, the “SEC Reports”). Each SEC Report, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise (collectively, the “Federal Securities Laws”) (including, as applicable, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any rules and regulations promulgated thereunder). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to the SEC Reports. None of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(b) The SEC Reports contain true and complete copies of the applicable financial statements of ListCo. The audited financial statements (including the notes and schedules thereto) and unaudited interim financial statements included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of ListCo as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. ListCo does not have any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(c) ListCo has made available to the Company copies of the unaudited consolidated balance sheets of ListCo and its Subsidiaries as of December 31, 2021, and the related unaudited consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the one year then ended, and to ListCo’s Knowledge, such financial statements present fairly, in all material respects, the financial position of ListCo and its Subsidiaries as of the date and for the period indicated therein, and the results of their operations and cash flows for the year then ended in conformity with GAAP.

(d) ListCo has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to ListCo and other material information required to be disclosed by ListCo in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to ListCo’s principal executive officer and principal financial officer. Such disclosure controls and procedures are effective in timely alerting ListCo’s principal executive officer and principal financial officer to material information required to be included in ListCo’s financial statements included in ListCo’s periodic reports required under the Exchange Act.

(e) ListCo has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act. There are no outstanding loans or other extensions of credit made by ListCo or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of ListCo.

(f) Neither ListCo nor any of its Subsidiaries has any liabilities, debts or obligations, whether accrued, contingent, absolute, determined, determinable or otherwise, required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts or obligations (i) incurred or arising under or in connection with the Transactions, including expenses related thereto, or (ii) incurred in connection with or incident or related to ListCo’s incorporation or continuing corporate existence, which, for purposes of this clause (ii), are immaterial in nature.

Section 5.08 Compliance with Laws. Each of ListCo and its Subsidiaries is, and since December 31, 2020 has been, in compliance in all material respects with all applicable Laws. Neither ListCo nor any of its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law since its incorporation, except for any such violation which, individually or in the aggregate, has not had and would not reasonably be expected to be material to ListCo and its Subsidiaries, taken as a whole. Each of ListCo and its Subsidiaries holds, and since December 31, 2021 has held, all material licenses, approvals, consents, registrations, franchises and permits necessary for the lawful conduct of the business of ListCo and the applicable Subsidiaries (the “ListCo Permits”). Each of ListCo and its Subsidiaries is, and since December 31, 2021 has been, in compliance with and not in default under such ListCo Permits, in each case, except for such noncompliance that would not, individually or in the aggregate, be material to ListCo and its Subsidiaries, taken as a whole.

Section 5.09 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a ListCo Impairment Effect:

(i) all Tax Returns required to be filed by ListCo or its Subsidiaries have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all respects;

(ii) all Taxes (whether or not shown as due on Tax Returns) required to be paid by ListCo or its Subsidiaries have been paid;

(iii) there is no Action with respect to Taxes of ListCo or its Subsidiaries that is pending or otherwise in progress or has been threatened in writing by any Governmental Authority within the last three years;

(iv) ListCo and each of its Subsidiaries has complied in all respects with all applicable Laws relating to the collection, withholding, reporting and remittance of Taxes;

(v) (A) there are no assessments, deficiencies, adjustments or other claims with respect to Taxes that have been asserted, assessed or threatened against ListCo or its Subsidiaries that have not been paid or otherwise resolved in full, and (B) neither ListCo nor any of its Subsidiaries has entered into a written agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes that has not expired;

(vi) if ListCo or any of its Subsidiaries is required to be registered for VAT in any jurisdiction, then it so registered in each applicable jurisdiction and ListCo or the applicable Subsidiary has complied with all Laws and Governmental Orders in respect of any VAT, maintains full and accurate records with respect thereto and has not been subject to any interest, forfeiture, surcharge or penalty or been a member of an affiliated, consolidated or similar group with any other company for purposes of VAT;

(vii) neither ListCo nor any of its Subsidiaries is subject to Tax in a country other than the country of its incorporation or formation by virtue of (A) having a permanent establishment or other place of business or (B) having a source of income in that jurisdiction;

(viii) no written claim has been made by a Governmental Authority in a jurisdiction where ListCo or any of its Subsidiaries does not file Tax Returns that ListCo or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, which claim has not been fully resolved; and

(ix) neither ListCo nor any of its Subsidiaries will be required to pay any Tax after the Closing Date as a result of any deferral of a payment obligation or advance of a credit with respect to Taxes to the extent relating to any action, election, deferral, filing, or request made or taken by ListCo or any of its Subsidiaries (including the non-payment of a Tax) on or prior to the Closing Date (including (A) the delay of payment of employment Taxes under any COVID-19 Measure or any similar notice or order or law, and (B) the advance refunding or receipt of credits under any COVID-19 Measure).

(b) Neither ListCo nor any of its Subsidiaries has taken any action (nor permitted any action to be taken), nor is it aware of any fact or circumstance, that would reasonably be expected to prevent, impair, or impede the Intended Tax Treatment.

Section 5.10 Capitalization.

(a) The authorized share capital of ListCo is 200,000,000 ordinary shares of a par value of $0.01 each. Schedule 5.10(a) sets forth the total number and amount of all of the issued and outstanding Equity Securities of ListCo. No preferred shares of ListCo have been issued or are outstanding. All of the issued and outstanding shares of Equity Securities of ListCo (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in full compliance with applicable Law, and all requirements set forth in (1) the Organizational Documents of ListCo and (2) any other applicable Contracts governing the issuance of such Equity Securities, (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of ListCo or any Contract to which ListCo is a party or otherwise bound, and (iv) to the Knowledge of ListCo, are free and clear of any Liens (other than restrictions arising under applicable Laws, ListCo’s Organizational Documents and the Transaction Agreements).

(b) All of the issued and outstanding shares of Equity Securities of the Subsidiaries of ListCo (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in full compliance with applicable Law, and all requirements set forth in (1) the Organizational Documents of each such Subsidiary and (2) any other applicable Contracts governing the issuance of such Equity Securities, (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each such subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound, and (iv) to the Knowledge of ListCo, are free and clear of any Liens (other than restrictions arising under applicable Laws, each such Subsidiary’s Organizational Documents and the Transaction Agreements)..

(c) Except as set forth on Schedule 5.10(a), there are no Equity Securities of ListCo or any of its Subsidiaries authorized, reserved, issued or outstanding. Except as disclosed in the SEC Reports or the Organizational Documents of ListCo and its Subsidiaries, there are no outstanding obligations of ListCo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of ListCo or the applicable Subsidiary. There are no outstanding bonds, debentures, notes or other indebtedness of ListCo or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which ListCo Shareholders or shareholders of each such Subsidiary may vote. Except as disclosed in the SEC Reports, ListCo is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to ListCo Shares or any other Equity Securities of ListCo.

(d) Neither ListCo nor any of its Subsidiaries owns any Equity Securities in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any Equity Securities, or any securities or obligations exercisable or exchangeable for or convertible into Equity Securities of such Person.

(e) The ListCo Ordinary Shares, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable Securities Laws and not subject to, and not issued in violation of, any Lien (other than restrictions arising under applicable Laws, the ListCo’s Organizational Documents and the Transaction Agreements), purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the ListCo’s Organizational Documents, or any Contract to which ListCo is a party or otherwise bound.

(f) The authorized share capital of Merger Sub is $50,000 divided into 5,000,000 ordinary shares of a par value of $0.01 each, with one ordinary share issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by ListCo, free and clear of any Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, including the Mergers, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement, the Mergers and the other Transactions.

(g) The authorized share capital of Merger Sub II is $50,000 divided into 5,000,000 ordinary shares of a par value of $0.01 each, with one ordinary share issued and outstanding. All of the issued and outstanding share capital of Merger Sub II is, and at the Effective Time will be, owned by ListCo, free and clear of any Liens. Merger Sub II was formed solely for the purpose of engaging in the Transactions, including the Mergers, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement, the Mergers and the other Transactions.

Section 5.11 Material Contracts; No Defaults.

(a) ListCo has filed as an exhibit to the SEC Reports every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements and this Agreement) to which, as of the date of this Agreement, ListCo is a party or by which any of its respective assets are bound.

(b) Each Contract of a type required to be filed as an exhibit to the SEC Reports, whether or not filed, was entered into at arm’s length. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type required to be filed as an exhibit to the SEC Reports, whether or not filed, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of ListCo, and, to the Knowledge of ListCo, the other parties thereto, and are enforceable by ListCo to the extent a party thereto in accordance with their terms, subject in all respects to the Enforceability Exceptions, (ii) ListCo and, to the Knowledge of ListCo, the counterparties thereto, are not in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) ListCo has not received any written claim or notice of material breach of or material default under any such Contract, (iv) no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by ListCo or any other party thereto (in each case, with or without notice or lapse of time or both) and (v) ListCo has not received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

Section 5.12 Related Party Transactions. There are no Contracts, transactions, arrangements or understandings between (a) ListCo, on the one hand, and (b) any Related Party of ListCo. No Related Party of ListCo (i) owns any interest in any material asset used by ListCo, or (ii) owes any material amount to, or is owed any material amount by, ListCo.

Section 5.13 ListCo Benefit Plans.

(a) Schedule 5.13(a) sets forth a true and complete list of each employee benefit plan, and each stock ownership, stock purchase, stock option, phantom stock, equity or other equity-based, severance, employment (other than offer letters that do not provide severance or change in control benefits), termination, individual consulting, retention, change-in-control, transaction, fringe benefit, pension bonus, incentive, deferred compensation, employee loan and all other benefit or compensation plans, polices, agreements or other arrangements, which are, in each case, contributed to, required to be contributed to, sponsored by or maintained by ListCo or any of its Subsidiaries for the benefit of any current or former employee, officer, director, contractor, consultant or other service provider of ListCo or its Subsidiaries (collectively, the “ListCo Employees”) or under or with respect to which ListCo or any of its Subsidiaries has any material liability, contingent or otherwise, but not including any of the foregoing sponsored or maintained by a Governmental Authority or required to be contributed to or maintained pursuant to applicable Law.

(b) With respect to each material ListCo Benefit Plan, ListCo has made available to the Company copies of each ListCo Benefit Plan. ListCo does not have any employee incentive plan other than the ListCo Incentive Plans.

(c) Each ListCo Benefit Plan has been established, maintained, funded and administered in compliance in all material respects with its terms and all applicable Laws.

(d) Neither the execution and delivery of this Agreement by ListCo nor the consummation of the Mergers could (whether alone or in connection with any subsequent event(s)) (A) result in the acceleration, funding or vesting of any compensation or benefits to any current or former director, officer, employee, consultant or other service provider of ListCo or its Subsidiaries under any ListCo Benefit Plan, or (B) result in the payment by ListCo or any of its Subsidiaries to any current or former employee, officer, director, consultant or other service provider of ListCo or its Subsidiaries of any severance pay or any increase in severance pay (including the extension of a prior notice period or any golden parachute) upon any termination of employment or service or the cancellation of any material benefit or payment to any ListCo Employee.

Section 5.14 Investment Company Act; JOBS Act. Neither ListCo nor any of its Subsidiaries is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case, within the meaning of the Investment Company Act of 1940, as amended. ListCo constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.15 Business Activities; Absence of Changes.

(a) Since the completion of the transactions to sell substantially all its assets, as publicly announced by ListCo on December 30, 2021, ListCo has not conducted any material business activities other than activities directed toward the accomplishment of the Transactions. Except as set forth in the ListCo Organizational Documents, there is no agreement, Contract, commitment, or Governmental Order binding upon ListCo or to which ListCo is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of ListCo or any acquisition of property by ListCo or any of its Subsidiaries or the conduct of business by ListCo or any of its Subsidiaries as currently conducted or as contemplated to be conducted, in each case, following the Closing in any material respects.

(b) ListCo does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither ListCo nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a transaction similar in nature to the Merger.

(c) Since December 31, 2021, (i) there has not been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a ListCo Impairment Effect, and (ii) except as expressly contemplated by this Agreement, the other Transaction Agreements or in connection with the Transactions, ListCo has carried on its business in all material respects in the ordinary course of business.

Section 5.16 Nasdaq Listing. As of the date hereof, American Depositary Shares representing ListCo Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “REDU.” Except as disclosed in the SEC Reports, ListCo has complied with the applicable listing requirements of the Nasdaq. Except as disclosed in the SEC Reports, ListCo has not received any notice from the Nasdaq or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the American Depositary Shares representing ListCo Ordinary Shares from the Nasdaq or the SEC, and there is no Action pending or, to the Knowledge of ListCo, threatened against ListCo by the Nasdaq or the SEC with respect to any intention by such entity to deregister the American Depositary Shares representing ListCo Ordinary Shares or terminate the listing of the American Depositary Shares representing ListCo Ordinary Shares on the Nasdaq. None of ListCo or its Affiliates has

taken any action in an attempt to terminate the registration of the American Depositary Shares representing ListCo Ordinary Shares under the Exchange Act except as contemplated by this Agreement.

Section 5.17 Information Supplied. None of the information supplied or to be supplied by ListCo or any of its Subsidiaries specifically in writing for inclusion in (i) the Proxy Statement will, at the date on which the Proxy Statement is first mailed to the ListCo Shareholders or at the time of the ListCo Extraordinary General Meeting, (ii) the Shell Company Report on Form 20-F will, at the date on which it is first filed with the SEC, and (iii) the initial listing application will, at the date it is first submitted to the Nasdaq, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, ListCo makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or its Affiliates.

Section 5.18 Employees. Other than any officers as described in ListCo’s SEC Reports, ListCo has no employees, and has not retained any contractors, other than consultants and advisors in the ordinary course of business consistent with past practice or in connection with the hearing with the Nasdaq for an Extension. Other than reimbursement of any out-of-pocket expenses incurred by ListCo’s officers and directors in connection with activities on ListCo’s behalf, ListCo has no unsatisfied liability with respect to any officer or director.

Section 5.19 Opinion of Financial Advisor. China Renaissance Securities (Hong Kong) Limited has delivered to the Audit Committee a written opinion dated the date hereof stating that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Transactions, including the Mergers are fair from a financial point of view to the holders of the Equity Securities of ListCo. A full copy of such opinion has been provided to the Company.

Section 5.20 No Other Representations. Except as provided in this Article V, none of ListCo, Merger Sub, Merger Sub II nor any other Person has made, or is making, any representation or warranty whatsoever in respect of ListCo, Merger Sub or Merger Sub II.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.01 Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any other Transaction Agreement, as consented to in writing by ListCo (which consent shall not be unreasonably conditioned, withheld or delayed) or as required by applicable Law, conduct and operate its business in the ordinary course of business in all material respects. Without limiting the generality of the foregoing, except as contemplated by this Agreement, in any other Transaction Agreement, or any Company Series A Transaction Document, as consented to by ListCo in writing (such consent not to be unreasonably conditioned, withheld or delayed), or as required by applicable Law, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period:

(a) (i) amend its memorandum and articles of association or other Organizational Documents (whether by merger, consolidation, amalgamation or otherwise), except (A) in the case of any of the Company’s Subsidiaries only, for any such amendment which is not material to the business of the Company and its Subsidiaries, taken as a whole, and (B) in connection with the Company’s series A financing; or (ii) liquidate, dissolve, reorganize or otherwise wind-up its business and operations, or propose or adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization (other than liquidation or dissolution of any dormant Subsidiary);

(b) (i) issue, deliver, sell, transfer, pledge or dispose of, or place any Lien (other than a Permitted Lien) on, any Equity Securities of the Company or any of its Subsidiaries or (ii) issue or grant any options, warrants or other rights to purchase or obtain any Equity Securities of the Company or any of its Subsidiaries, in each case of (i) through (ii) other than (A) issuance of Company Series A Preferred Shares upon exercise of the Company Warrants in accordance with the terms thereof, (B) issuance of Company Ordinary Shares upon conversion of Company Series A Preferred Shares in accordance with the Company’s Organizational Documents, and (C) grant of Company Options and issuance of Company Ordinary Shares upon exercise of Company Options in accordance with the Company Incentive Plan;

(c) sell, assign, transfer, convey, lease, license, grant other rights under, abandon, allow to lapse or expire, fail to maintain, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material Intellectual Property), in each case in an amount exceeding $5 million and other than (i) the sale or license of goods and services to customers in the ordinary course of business, (ii) the sale or other disposition of tangible assets or equipment deemed by the Company in its reasonable business judgment to be obsolete or otherwise warranted in the ordinary course of business, (iii) grants of licenses of Intellectual Property in the ordinary course of business, (iv) as already contracted by the Company or any of its Subsidiaries, (v) disclose any confidential information of the Company and its Subsidiaries to any Person other than pursuant to valid and enforceable agreements to protect confidentiality, or (vi) transactions among the Company and its Subsidiaries or among its Subsidiaries;

(d) except for entries, modifications, amendments, waivers or terminations in the ordinary course of business, enter into, materially modify, materially amend, waive any material right under or terminate, any Specified Contract, any Control Document or any Lease;

(e) directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof, in each case in an amount exceeding $5 million;

(f) settle any pending or threatened Action if such settlement would require payment by the Company in an amount greater than $2 million or admit criminal wrongdoing;

(g) except in the ordinary course of business, accelerate or delay in any respect material to the Company and its Subsidiaries (x) collection of any account receivable in advance of or beyond its due date, or (y) payment of any account payable in advance of or beyond its due date;

(h) other than in the ordinary course of business, (i) incur, create or assume any Indebtedness in an amount exceeding $10 million, other than (x) ordinary course trade payables, (y) between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or (z) in connection with borrowings, extensions of credit and other financial accommodations under the Company’s and its Subsidiaries’ existing credit facilities, notes and other existing Indebtedness as of the date of this Agreement and, in each case, any refinancings thereof, (ii) modify, in any material respect, the terms of any Indebtedness in an amount exceeding $10 million, or (iii) guarantee the obligations of any Person for indebtedness for borrowed money in an amount exceeding $10 million;

(i) make any loans or advance any money or other property to any Person in an amount exceeding $5 million, except for (i) advances in the ordinary course of business to employees, officers or directors of the Company or any of its Subsidiaries for expenses, (ii) prepayments and deposits paid to suppliers, consultants and contractors of the Company or any of its Subsidiaries in the ordinary course of business, (iii) trade credit extended to customers of the Company or any of its Subsidiaries in the ordinary course of business and (iv) advances or other payments among the Company and its Subsidiaries;

(j) make any capital expenditures that in the aggregate exceed $2 million, other than any capital expenditure (or series of related capital expenditures) in the ordinary course of business;

(k) (i) split, combine, subdivide, reclassify, or amend any terms of its Equity Securities, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction, (ii) redeem, repurchase, or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, except for the redemption of Equity Securities issued under the Company Incentive Plan, or (iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital;

(l) make any material change in accounting principles or methods of financial accounting materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, other than as may be required by applicable accounting standards or applicable Law;

(m) make, change or revoke any material Tax election in a manner inconsistent with past practice; change or revoke any material accounting method with respect to Taxes; file any material Tax Return in a manner materially inconsistent with past practice; settle or compromise any material Tax claim or Tax liability; enter into any material closing agreement with respect to any Tax; defer any Taxes as a result of a COVID-19 Measure; surrender any right to claim a material refund of Taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Mergers from qualifying for the Intended Tax Treatment;

(n) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions; or

(o) enter into any Contract to do any action prohibited under Section 6.01 above.

Notwithstanding anything to the contrary contained herein (including this Section 6.01), (x) nothing herein shall prevent the Company or any of its Subsidiaries from taking any COVID-19 Measures or any action that is taken (or not taken) in good faith as a result of, in response to or otherwise related to COVID-19 shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.01, and no such action (or failure to act) shall serve as a basis for ListCo to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied and (y) nothing in this Section 6.01 is intended to give ListCo or any of its Affiliates, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries prior to the Closing, and prior to the Closing, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Section 6.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information which (a) relates to the negotiation of this Agreement or the Transactions, (b) is prohibited from being disclosed by applicable Law or (c) on the advice of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure (provided that the Company will use commercially reasonable efforts to provide any information described in the foregoing clauses (b) or (c) in a manner that would not be so prohibited or would not jeopardize privilege), the Company shall, and shall cause its Subsidiaries to, afford to ListCo and its Representatives reasonable access during the Interim Period, and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, and shall use its commercially reasonable efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries and so long as reasonably feasible or permissible under applicable Law and subject to appropriate COVID-19 Measures, to the properties, books, records and appropriate officers of the Company and its Subsidiaries, in each case, as ListCo and its Representatives may reasonably request solely for purposes of consummating the Transactions; provided that such access shall not include any invasive or intrusive investigations or testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries. All information obtained by ListCo and its Representatives under this Agreement shall be subject to the Confidentiality Agreement.

Section 6.03 No Trading. The Company acknowledges and agrees that it is aware, and that its Controlled Affiliates have been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not purchase or sell any securities of ListCo in violation of such Laws, or knowingly cause or encourage any Person to purchase or sell any securities of ListCo in violation of such Laws.

Section 6.04 Taxes Relating to the Company Securities. The Company acknowledges and agrees that ListCo is not responsible for any and all taxes of any nature that are imposed by applicable Laws on holders of Company Securities in connection with Transactions.

Section 6.05 Restructuring. As soon as practicable after the date of this Agreement, the Company shall take actions to complete (a) all the restructuring and reorganization items contemplated by reorganization plan included in the Company Series A Transaction Documents (subject to such good-faith adjustments as the Company as advised by its PRC counsel considers appropriate), and (b) the registration of equity pledge contemplated by the Control Documents at applicable PRC Governmental Authority.

ARTICLE VII

COVENANTS OF LISTCO

Section 7.01 Conduct of Business.

(a) During the Interim Period, except as expressly required by this Agreement, as consented to by the Company in writing (including, for the avoidance of doubt, actions as may be required or considered advisable in the mutual determination of ListCo and the Company for the performance of ListCo’s obligations under Section 7.04, for the satisfaction of the conditions set forth in Section 9.01(d), or to prevent the occurrence of a ListCo Impairment Effect) or as required by applicable Law, ListCo shall not:

(i) change or amend the ListCo Organizational Documents except as expressly contemplated by the Transaction Agreements;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding Equity Securities of ListCo; (B) split, combine or reclassify any Equity Securities of ListCo; (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities of ListCo, or (D) modify, or issue any awards or Equity Securities under, any ListCo Incentive Plan or establish any incentive plan;

(iii) (A) fail to maintain its existence or merge, consolidate, combine or amalgamate ListCo with any Person, (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof or (C) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of ListCo (other than the Transactions);

(iv) make any capital expenditures;

(v) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(vi) make, change or revoke any material Tax election; adopt, change or revoke any material accounting method with respect to Taxes; settle or compromise any material Tax claim or Tax liability; enter into any material closing agreement with respect to any Tax; file any material Tax Return in a manner materially inconsistent with past practice; defer any Taxes as a result of a COVID-19 Measure; surrender any right to claim a material refund of Taxes; or knowingly take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent, impair, or impede the Mergers from qualifying for the Intended Tax Treatment;

(vii) enter into, renew or amend in any material respect, any transaction or Contract with a Related Party of the ListCo;

(viii) settle any pending or threatened Action;

(ix) incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) or modify the terms of any Indebtedness;

(x) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any Equity Securities or any options, warrants or other rights to purchase or obtain any Equity Securities;

(xi) engage in any activities or business, other than activities or business (A) in connection with or incident or related to ListCo’s continuing corporate existence, (B) contemplated by, or incident or related to, this Agreement, any other Transaction Agreement, the performance of covenants or agreements hereunder or thereunder or the consummation of the Transactions or (C) those that are administrative or ministerial, in each case, which are immaterial in nature;

(xii) enter into any settlement, conciliation or similar Contract that would require any payment from or that would impose non-monetary obligations on ListCo or any of its Affiliates (or the Company or any of its Subsidiaries after the Closing);

(xiii) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of ListCo or liquidate, dissolve, reorganize or otherwise wind-up the business or operations of ListCo or resolve to approve any of the foregoing;

(xiv) change ListCo’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xv) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions; or

(xvi) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 7.01(a).

(b) During the Interim Period, ListCo shall comply with, and continue performing under, as applicable, the ListCo Organizational Documents, the Transaction Agreements (to the extent in effect during the Interim Period) and all other agreements or Contracts to which the ListCo is party.

Section 7.02 Inspection. ListCo shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, and with reasonable advance notice, to the books, Tax Returns, records and appropriate officers and employees of ListCo, and shall use its reasonable best efforts to furnish such Representatives with all financial and operating data and other information concerning the affairs of ListCo, in each case as the Company and its Representatives may reasonably request for purposes of the Transactions, and except for any information which (x) relates to the negotiation of this Agreement or the Transactions, (y) is prohibited from being disclosed by applicable Law or (z) on the advice of legal counsel of ListCo would result in the loss of attorney client privilege or other privilege from disclosure (provided that ListCo will use commercially reasonable efforts to provide any information described in the foregoing clauses (y) or (z) in a manner that would not be so prohibited or would not jeopardize privilege).

Section 7.03 ListCo Public Filings. From the date hereof through the Closing, ListCo shall keep current and timely file all reports or information required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws, including the timely filing of an annual report on Form 20-F for the 2021 fiscal year.

Section 7.04 ListCo Listing. From the date hereof through the Closing, ListCo shall use its reasonable best efforts to (a) take or cause to be taken all necessary and appropriate actions to (i) appeal the Nasdaq staff’s decision to delist ListCo to a hearings panel and obtain an extension period to regain compliance with the deficiency cited by the staff of Nasdaq in a letter dated January 11, 2022 (an “Extension”) and (ii) further appeal the hearings panel’s adverse decision, if recommended by ListCo’s advisors, to the Nasdaq Listing and Hearing Review Council, (b) keep the Company promptly informed on the status of any hearing process and all written and oral communications with Nasdaq, and (c) ensure ListCo remains listed as a public company on, and for American Depositary Shares representing ListCo Ordinary Shares to be listed on, the Nasdaq.

Section 7.05 ListCo Board Composition. ListCo shall take all necessary actions to ensure that immediately prior to the Closing, the ListCo Board shall consist of seven (7) directors, as follows: Dai Zhen, Wang Yang, Sun Weilin, Chen Zhongjue, Liu Bin, and two (2) individuals as the Company may designate, each of whom shall qualify as an “independent director” under the listing rules of Nasdaq (the “Agreed ListCo Board Composition”).

ARTICLE VIII

JOINT COVENANTS

Section 8.01 Efforts to Consummate.

(a) Each of the Company, ListCo, Merger Sub and Merger Sub II shall use (and shall cause their respective Affiliates to use) their commercially reasonable efforts to (i) prepare and file with Governmental Authorities requests for Regulatory Approvals (together with the necessary application documents) as soon as practicable after the execution of this Agreement, (ii) cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain the Regulatory Approvals as soon as practicable and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Company, ListCo, Merger Sub and Merger Sub II shall use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as possible after the execution of this Agreement.

(b) With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company, ListCo, Merger Sub and Merger Sub II shall (i) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to ListCo, and ListCo, Merger Sub and Merger Sub II shall promptly furnish to the Company, copies of any notices or communications received by such Party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such Party shall permit counsel to the other parties an opportunity to review in advance, and each such Party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such Party or its Affiliates to any Governmental Authority concerning the Transactions. To the extent not prohibited by Law, the Company agrees to provide ListCo and its counsel, and ListCo agrees to provide to the Company and its counsel, the opportunity, to the extent practical, on reasonable advance notice, to participate in any material substantive meetings or discussions, either in person or by telephone, between such Party or any of its Affiliates or Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Each of the Company, ListCo, Merger Sub and Merger Sub II agrees to make all filings, to provide all information required from such Party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals.

(c) During the Interim Period, ListCo, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder proceedings (including derivative claims) relating to this Agreement, any other Transaction Agreements or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of ListCo, any Subsidiary of ListCo or any of their respective Representatives (in their capacity as a representative of ListCo or any Subsidiary of ListCo) or, in the case of the Company, any Subsidiary of the Company or any of their respective Representatives (in their capacity as a representative of the Company or any Subsidiary of the Company). ListCo and the Company shall each (i) keep the other Party timely informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, in no event shall ListCo (or any of its Representatives), on the one hand, or the Company (or any of its Representatives), on the other hand, settle or compromise any Transaction Litigation brought without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

Section 8.02 Proxy Statement; Shell Company Report; Initial Listing Application.

(a) Proxy Statement; Shell Company Report.

(i) As promptly as practicable after the execution of this Agreement, ListCo with the cooperation and assistance of the Company shall prepare and file with the SEC materials mutually acceptable to ListCo and the Company which shall include the proxy statement to be filed with the SEC and sent to the ListCo Shareholders relating to the ListCo Extraordinary General Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”). The Company shall furnish to ListCo and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement, and will assist ListCo in drafting the portions of the Proxy Statement relating to the Company’s business and operations. ListCo will cause the Proxy Statement to be mailed to the ListCo Shareholders on such date as ListCo and the Company may mutually agree.

(ii) No more than four Business Days before the Closing, ListCo shall file a Shell Company Report on Form 20-F pursuant to the Exchange Act to report the Transactions. Prior to the Closing, the Company with the cooperation and assistance of ListCo will prepare and finalize the Shell Company Report on Form 20-F. ListCo shall furnish to the Company and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Shell Company Report, and will assist the Company in drafting the portions of the Shell Company Report relating to ListCo. The Company shall use its commercially reasonable efforts to complete the audit of requisite financial statements of the Company prior to the filing of the Shell Company Report on Form 20-F by ListCo.

(iii) If, at any time prior to the Effective Time, any event or circumstance relating to the Company, ListCo, Merger Sub, Merger Sub II or their respective officers or directors, should be discovered by ListCo or the Company, as applicable, which should be set forth in an amendment or a supplement to the Proxy Statement or that would cause the Proxy Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained in the Proxy Statement, in light of the circumstances under which they were made, not misleading, such Party shall promptly inform the other Parties. Thereafter, ListCo, the Company, Merger Sub and Merger Sub II shall promptly cooperate in the preparation and filing of an appropriate amendment or supplement to the Proxy Statement describing or correcting such information and ListCo shall promptly file such amendment or supplement with the SEC such that the Proxy Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, and, to the extent required by Law, disseminate such amendment or supplement to the ListCo Shareholders; provided, that no information received by ListCo or the Company, as applicable, pursuant to this Section 8.02 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

(iv) The Company shall use its commercially reasonable efforts to assist and cooperate with ListCo in ListCo’s initial listing application with the Nasdaq in connection with the Transactions, including furnishing to ListCo and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or as may be reasonably requested in connection with such initial listing application, and assisting ListCo in drafting the portions of such initial listing application relating to the Company’s business and operations.

(b) ListCo Extraordinary General Meeting. ListCo shall, on such date as ListCo and the Company may mutually agree, establish a record date for, duly call and give notice of, convene and hold a meeting of ListCo Shareholders (the “ListCo Extraordinary General Meeting”), and ListCo shall convene and hold a meeting of ListCo Shareholders, in each case in accordance with ListCo’s Organizational Documents and applicable Law, for the purpose of (i) obtaining the ListCo Shareholder Approval, (ii) adopting or approving such other proposals as may be reasonably requested by the Company as necessary or appropriate in connection with the consummation of the Transactions, (iii) adopting or approving any other proposal that either the SEC or the Nasdaq (or the respective staff thereof) indicates is necessary, and (iv) related and customary procedural and administrative matters. ListCo shall use its reasonable best efforts to obtain such approvals and authorizations from the ListCo Shareholders at the ListCo Extraordinary General Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking such approvals and authorizations from the ListCo Shareholders. Notwithstanding anything to the contrary contained in this Agreement, ListCo shall be entitled to postpone or adjourn the ListCo Extraordinary General Meeting solely to the extent necessary (an “ListCo Meeting Change”): (x) to comply with applicable Law, (y) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of ListCo has determined in good faith is required by applicable Law is disclosed to ListCo Shareholders and for such supplement or amendment to be promptly disseminated to ListCo Shareholders with sufficient time prior to the ListCo Extraordinary General Meeting for ListCo Shareholders to consider the disclosures contained in such supplement or amendment; or (z) if, as of the time for which the ListCo Extraordinary General Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient ListCo Shares represented (either in person, virtually or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the ListCo Extraordinary General Meeting; provided that, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), ListCo may only be entitled to one ListCo Meeting Change (excluding any postponements or adjournments required by applicable Law), and the ListCo Extraordinary General Meeting may not be adjourned or postponed to a date that is more than fourteen (14) Business Days after the date for which the ListCo Extraordinary General Meeting was originally scheduled (excluding any postponements or adjournments mandated by applicable Law) and provided it is held no later than three (3) Business Days prior to the Termination Date; provided, further, that in the event of a postponement or adjournment pursuant to clauses (y) or (z), the ListCo Extraordinary General Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 8.03 D&O Indemnification and Insurance.

(a) From and after the Closing, ListCo shall indemnify and hold harmless each present and former director and officer of ListCo (solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of ListCo) (the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that ListCo would have been permitted under applicable Law and its memorandum and articles of association or other Organizational Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties. From and after the Closing, ListCo will maintain a director indemnification agreement in customary form with each present and former director of ListCo that provides, or ensure that its memorandum and articles of association or other Organizational Documents will provide, that on the terms and subject to the conditions set out therein, Listco shall advance, prior to the final disposition of any Action for which indemnification may be sought under this Section 8.03, promptly following request by such director therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such director in connection with any such Action upon receipt of an undertaking by such director to repay such advances if it is ultimately decided that such director is not entitled to indemnification pursuant to that indemnification agreement, the Organizational Documents of ListCo or applicable law. Without limiting the foregoing, ListCo shall, and shall cause its Subsidiaries to, (i) maintain for a period of not less than six years from the Closing provisions in its memorandum and articles of association or other Organizational Documents concerning the indemnification and exoneration of ListCo or the Company’s, respectively, former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the memorandum and articles of association of ListCo or the Company, respectively, in each case, as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) ListCo shall use its commercially reasonable efforts to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s or ListCo’s directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties) on terms substantially similar to the terms of such current insurance coverage.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 8.03 shall survive the Closing indefinitely and shall be binding, jointly and severally, on ListCo and its successors and assigns. In the event that ListCo or its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, ListCo shall ensure, and cause its Subsidiaries to ensure, that proper provision shall be made so that the successors and assigns of ListCo shall succeed to the obligations set forth in this Section 8.03.

(d) This Section 8.03 shall not be terminated or modified in any material respect as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.

Section 8.04 Exclusivity.

(a) During the Interim Period, the Company shall not, and shall cause its Representatives and Subsidiaries not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction involving the Company or its Subsidiaries that precludes or is mutually exclusive with the Transactions (an “Alternative Transaction Proposal”), (ii) engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative Transaction Proposal or that would lead to any such Alternative Transaction Proposal, or (iii) enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) reflecting any Alternative Transaction Proposal; provided that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.04(a). The Company agrees to promptly notify ListCo if the Company or any of its Representatives or Subsidiaries receive any offer or communication in respect of an Alternative Transaction Proposal, and will promptly communicate to ListCo in reasonable detail the terms and substance thereof, and the Company shall, and shall cause its Representatives and Subsidiaries to, cease any and all existing negotiations or discussions with any person or group of persons (other than ListCo and its Representatives) regarding an Alternative Transaction Proposal.

(b) During the Interim Period, ListCo shall not, and shall cause its Representatives and Subsidiaries not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing confidential or non-public information) any inquiries, proposals or offers that constitute or would lead to any merger, business combination or other similar transaction involving ListCo or its Subsidiaries that precludes or is mutually exclusive with the Transactions (an “Alternative ListCo Transaction Proposal”), (ii) engage or participate in any discussions, negotiations or transactions with any third party regarding any Alternative ListCo Transaction Proposal or that would lead to any such Alternative ListCo Transaction Proposal, or (iii) enter into any agreement or deliver any agreement or instrument (including a confidentiality agreement, letter of intent, term sheet, indication of interest, indicative proposal or other agreement or instrument) related to any Alternative ListCo Transaction Proposal; provided that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.04(b). ListCo agrees to promptly notify the Company if ListCo or any of its Representatives or Subsidiaries receives any offer or communication in respect of an Alternative ListCo Transaction Proposal, and will promptly communicate to the Company in reasonable detail the terms and substance thereof, and ListCo shall, and shall cause its Representatives and Subsidiaries to, cease any and all existing negotiations or discussions with any person or group of persons (other than the Company and its Representatives) regarding an Alternative ListCo Transaction Proposal.

Section 8.05 Tax Matters.

(a) Each of ListCo, the Company, Merger Sub and Merger Sub II shall (i) use its respective commercially reasonable efforts to cause the Mergers to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Transactions from qualifying, for the Intended Tax Treatment. Each of ListCo, the Company, Merger Sub and Merger Sub II shall report the Mergers consistently with the Intended Tax Treatment and the immediately preceding sentence unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or a change in applicable Law. The parties shall cooperate with each other and their respective tax counsel to document and support the Tax treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes incurred in connection with this Agreement and the Transactions will be borne by the party responsible therefor under applicable Law.

Section 8.06 Confidentiality; Publicity.

(a) ListCo acknowledges that the information being provided to it in connection with this Agreement and the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder and any other activities contemplated thereby.

(b) None of ListCo, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or ListCo, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law, in which case ListCo or the Company, as applicable, shall use their reasonable best efforts to coordinate such announcement or communication with the other Party, prior to announcement or issuance; provided that each Party and its Affiliates may make disclosure regarding the status and terms (including price terms) of this Agreement and the Transactions to their respective Representatives and limited partners or investors in the ordinary course of their respective businesses, in each case, so long as such recipients are obligated to keep such information strictly confidential; and provided that the foregoing shall not prohibit any Party from communicating with third parties to the extent necessary for the purpose of seeking any third party consent or with any Governmental Authorities under Section 8.01.

(c) Promptly after the execution of this Agreement, ListCo and the Company shall issue a mutually agreed joint press release announcing the execution of this Agreement. Prior to Closing, the Company shall prepare a press release announcing the consummation of the Transactions, the form and substance of which shall be approved in advance by ListCo, which approval shall not be unreasonably withheld, conditioned or delayed (“Closing Press Release”). Upon the Closing, the Company shall issue the Closing Press Release.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.01 Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Mergers are subject to the satisfaction at the Closing of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of the Parties:

(a) Governmental Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect.

(b) No Prohibition. There shall not be in force and effect any (i) Law or (ii) Governmental Order by any Governmental Authority of competent jurisdiction, in either case, enjoining, prohibiting, or making illegal the consummation of the Merger.

(c) ListCo Shareholder Approval. The ListCo Shareholder Approval shall have been obtained and shall remain in full force and effect.

(d) Nasdaq Listing Application. (i) ListCo shall have remained continuously listed on Nasdaq, (ii) ListCo’s initial listing application with Nasdaq in connection with the Transactions shall have been approved, and (iii) it shall have been reasonably expected that immediately following the Closing, ListCo will satisfy any applicable initial listing requirements of Nasdaq.

Section 9.02 Additional Conditions to Obligations of ListCo, Merger Sub and Merger Sub II. The obligations of the ListCo, Merger Sub and Merger Sub II to consummate, or cause to be consummated, the Mergers are subject to the satisfaction as of the Closing of each of the following additional conditions, any one or more of which may be waived (to the extent permitted by applicable Law) in writing by ListCo:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in Section 4.01 (Corporation Organization of the Company), Section 4.02 (Subsidiaries), Section 4.03 (Due Authorization), Section 4.07 (Capitalization of Subsidiaries), and Section 4.21 (Brokers’ Fees) (collectively, the “Specified Representations”) that is (x) qualified by “materiality” or “Material Adverse Effect” or any similar limitation, shall be true and correct in all respects, and (y) not qualified by “materiality” or “Material Adverse Effect” or any similar limitation, shall be true and correct in all material respects, in the case of each of the foregoing clauses (x) and (y), as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) Each of the representations and warranties of the Company contained in Article IV (other than the Specified Representations and the representations and warranties of the Company contained in Section 4.06 or Section 4.09(d)), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(iii) The representations and warranties set forth in Section 4.06 (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the Closing Date, as though then made.

(b) Agreements and Covenants. The covenants and agreements of the Company in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Officer’s Certificate. The Company shall have delivered to ListCo a certificate, dated the Closing Date, to the effect that the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

(d) No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred which is continuing and uncured.

Section 9.03 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate or cause to be consummated the Mergers are subject to the satisfaction as of the Closing of each of the following additional conditions, any one or more of which may be waived (to the extent permitted by applicable Law) in writing by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of ListCo, Merger Sub and Merger Sub II contained in Article V (other than the representations and warranties of ListCo contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization), Section 5.06 (Brokers Fees) and Section 5.10 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality”, ListCo Impairment Effect or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a ListCo Impairment Effect.

(ii) Each of the representations and warranties of ListCo contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization), Section 5.06 (Brokers Fees) and Section 5.10 (Capitalization) that is (x) qualified by “materiality”, “Material Adverse Effect”, “ListCo Impairment Effect” or any similar limitation, shall be true and correct in all respects, and (y) not qualified by “materiality”, “Material Adverse Effect”, “ListCo Impairment Effect” or any similar limitation, shall be true and correct in all material respects, in the case of each of the foregoing clauses (x) and (y), as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(iii) The representations and warranties of ListCo contained in Section 5.10 (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the Closing Date, as though then made.

(b) Agreements and Covenants. The covenants and agreements of ListCo in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c) Officer’s Certificate. ListCo shall have delivered to the Company a certificate signed by an officer of ListCo, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

(d) ListCo Board Composition. The composition of the ListCo Board shall have fully complied with the Agreed ListCo Board Composition.

(e) ListCo Incentive Plans. All the ListCo Incentive Plans shall have been terminated.

(f) No ListCo Impairment Effect. Since the date of this Agreement, no ListCo Impairment Effect shall have occurred.

ARTICLE X

TERMINATION

Section 10.01 Termination. This Agreement may be validly terminated and the Transactions may be abandoned at any time prior to the Closing only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) by mutual written agreement of ListCo and the Company;

(b) by written notice from the Company or ListCo to the other, if there shall be in effect any (i) Law or (ii) Governmental Order (other than, for the avoidance of doubt, a temporary restraining order), that (x) in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Mergers, and (y) in the case of clause (ii) such Governmental Order shall have become final and non-appealable;

(c) by written notice from the ListCo to the Company, if the Company has breached or failed to perform any of its representations, warranties, or covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 9.02(a) and Section 9.02(b) to be satisfied at the Closing and (ii) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by the Company before the earlier of (x) the fifth (5th) Business Day immediately prior to the Termination Date and (y) the 30th day following receipt of written notice from ListCo of such breach or failure to perform: provided that ListCo shall not have the right to terminate this Agreement pursuant to this Section 10.01(c) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(d) by written notice from the Company, if ListCo, Merger Sub or Merger Sub II has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 9.03(a) and Section 9.03(b) to be satisfied at the Closing and (ii) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by ListCo, Merger Sub or Merger Sub II before the earlier of (x) the fifth (5th) Business Day immediately prior to the Termination Date and (y) the 30th day following receipt of written notice from the Company of such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.01(d) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(e) by written notice from either ListCo or the Company to the other, if ListCo failed to obtain the ListCo Shareholder Approval upon vote taken thereon at a duly convened ListCo Extraordinary General Meeting (or at a meeting of its shareholders following any adjournment or postponement thereof); provided that the right to terminate this Agreement under this Section 10.01(e) shall not be available to ListCo if, at the time of such termination, ListCo is in material breach of Section 8.02 and such breach is the primary cause of the failure to obtain the ListCo Shareholder Approval; or

(f) by written notice from ListCo or the Company to the other, if the Transactions shall not have been consummated on or prior to July 11, 2022 (the “Termination Date”); provided, that the Termination Date may be extended beyond July 11, 2022 if expressly so agreed in writing by ListCo and the Company; provided, further, the right to terminate this Agreement pursuant to this Section 10.01(f) will not be available to any party whose breach of any provision of this Agreement primarily caused or resulted in the failure of the transactions to be consummated by such time.

Section 10.02 Effect of Termination. Except as otherwise set forth in this Section 10.02 or Section 11.14, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its Affiliates, or its Affiliates’ Representatives, other than liability of any Party for any fraud or any intentional and willful breach of this Agreement by such Party occurring prior to such termination. The provisions of Section 8.03 (D&O Indemnification), Section 8.04 (Confidentiality; Publicity), this Section 10.02 (Effect of Termination) and Article XI and any other Section or Article of this Agreement referenced in the surviving provisions which are required to survive in order to give appropriate effect to the surviving provisions, and the Confidentiality Agreement, shall in each case survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Waiver. At any time and from time to time prior to the Effective Time, ListCo (acting upon the recommendation of the Audit Committee) and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

Section 11.02 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other internationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to ListCo, Merger Sub and Merger Sub II, to:

Room 101, Jia He Guo Xin Mansion

No.15 Baiqiao Street, Guangqumennei, Dongcheng District

Beijing 100062

People’s Republic of China

Attn: Alex Wu

E-mail: alexwu@rdchina.net

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attn: Gary Li; Peter Qiu

E-mail: gary.li@kirkland.com; peter.qiu@kirkland.com

If to the Company, to:

Dada Auto Inc.

Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan

South Road, Chaoyang District, Beijing, China

Attn: Mingyi Jin

E-mail: jinmingyi@newlink.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attn: Z. Julie Gao; Shu Du

E-mail: julie.gao@skadden.com; shu.du@skadden.com

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

Section 11.03 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

Section 11.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided that notwithstanding the foregoing (a) in the event the Closing occurs, D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 8.03, and (b) the Non-Recourse Parties are intended third—party beneficiaries of, and may enforce, Section 11.15 and Section 11.16 .

Section 11.05 Expenses. Except as otherwise set forth in this Agreement, (a) if the Closing shall not occur, each Party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated, including all fees of its legal counsel, financial advisers and accountants, and (b) if the Closing shall occur, ListCo shall pay or cause to be paid, the expenses incurred by all Parties in connection with this Agreement and the transactions herein contemplated, including all fees of its legal counsel, financial advisers and accountants.

Section 11.06 Governing Law. This Agreement, and all Actions or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the laws of the State of New York (provided that the fiduciary duties of the Company Board and the ListCo Board, the Mergers and any exercise of appraisal and dissenters’ rights under the laws of the Cayman Islands with respect to the Merger, shall in each case be governed by the laws of the Cayman Islands).

Section 11.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by email to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 11.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.09 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and the other Transaction Agreements and that certain confidentiality agreement, dated as of January 12, 2022, by and between Newlink and ListCo (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions.

Section 11.10 Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the Parties; provided, that ListCo may not propose or agree to an amendment unless it is acting at the recommendation of the Audit Committee.

Section 11.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law.

Section 11.12 Arbitration. Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including its existence, validity, interpretation, performance, breach, or termination, or any dispute regarding non-contractual obligations arising out of or relating to this Agreement, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. There shall be three arbitrators. The arbitration proceedings shall be conducted in English. The law of this arbitration clause shall be Hong Kong law. For the avoidance of doubt, a request by a Party to a court of competent jurisdiction for interim measures necessary to preserve such Party’s rights, including pre-arbitration attachments, injunctions, or other equitable relief, shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate in this Section 11.12.

Section 11.13 WAIVER OF TRIAL BY JURY. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY TRANSACTION AGREEMENT OR THE TRANSACTIONS.

Section 11.14 Equitable Remedies. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement or any other Transaction Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any other Transaction Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement or any other Transaction Agreement, and (ii) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not allege, and each Party hereby waives the defense, that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this and to enforce specifically the terms and provisions of this Agreement or any other Transaction Agreement in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such injunction.

Section 11.15 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, ListCo, Merger Sub or Merger Sub II under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions (each of the Persons identified in clauses (a) or (b), a “Non-Recourse Party”, and collectively, the “Non-Recourse Parties”).

Section 11.16 Non-Survival. Notwithstanding anything herein or otherwise to the contrary, none of the representations, warranties, covenants, obligations or other agreements of the Parties contained in this Agreement or in any certificate delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and, from and after the Closing, no Action shall be brought and no recourse shall be had against or from any Person in respect of such non-surviving representations, warranties, covenants or agreements, other than in the case of fraud. All such representations, warranties, covenants, obligations and other agreements shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof). Notwithstanding the foregoing, (a) those covenants and agreements contained herein that by their terms expressly in whole or in part require performance after the Closing shall survive the Effective Time but only with respect to that portion of such covenant or agreement that is expressly to be performed following the Closing and (b) this Article XI shall survive the Closing. For the avoidance of doubt, the terms of the Support Agreement and the Company Voting Agreement shall not be affected by this Section 11.16.

Section 11.17 Acknowledgements. Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and, in the case of the Company, its Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the representations and warranties in Article IV constitute the sole and exclusive representations and warranties in respect of the Company and its Subsidiaries; (c) the representations and warranties in Article V constitute the sole and exclusive representations and warranties in respect of ListCo, Merger Sub and Merger Sub II; (d) except for the representations and warranties in Article IV by the Company and the representations and warranties in Article V by the ListCo, Merger Sub and Merger Sub II, none of the Parties or any other Person (including any of the Non-Recourse Parties) makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the Transactions and all other representations and warranties of any kind or nature expressed or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (ii) relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (e) neither Party nor any of its Affiliates is relying on any representations and warranties in connection with the Transactions except the representations and warranties in Article IV by the Company and the representations and warranties in Article V by the ListCo, Merger Sub and Merger Sub II. The foregoing does not limit any rights of any Party (or any other Person party to any other Transaction Agreements) pursuant to any other Transaction Agreement against any other Party (or any other Person party to any other Transaction Agreements) pursuant to such Transaction Agreement to which it is a party or an express third party beneficiary thereof. Nothing in this Section 11.17 shall relieve any Party of liability in the case of fraud committed by such Party.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

RISE EDUCATION CAYMAN LTD

By:	/s/ Weili Hong
Name:	Weili Hong
Title:	Independent Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

DADA MERGER SUB LIMITED

By:	/s/ Lihong Wang
Name:	Lihong Wang
Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

DADA MERGER SUB II LIMITED

By:	/s/ Lihong Wang
Name:	Lihong Wang
Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

DADA AUTO INC.

By:	/s/ Cathy (Yang) Wang
Name:	Cathy (Yang) Wang
Title:	CEO

[Signature Page to Agreement and Plan of Merger]

SCHEDULE A

COMPANY VOTING SHAREHOLDER

•	Newlinks Technology Limited

•	BCPE Nutcracker Cayman, L.P.

SCHEDULE B

ALLOCATION SCHEDULE

PART A

N/A

PART B

Shareholder	Class of Company Securities Held	Number of Company Securities Held	Class of ListCo Shares	Number of ListCo Shares
Newlinks Technology Limited	Ordinary Shares	50,000,000	ListCo Class B Ordinary Shares	248,888,074
Newlinks Technology Limited			ListCo Class C Ordinary Shares	1,398,659,699

PART C

Shareholder	Class of Company Securities Held	Number of Company Securities Held	Class of ListCo Shares	Number of ListCo Shares
BCPE Nutcracker Cayman, L.P.	Series A Preferred Shares	568,182	ListCo Class A Ordinary Shares	18,722,140

PART D

Warrant holders	Class of Company Securities Held	Number of Company Securities Held	Class of ListCo Securities	Number of ListCo Shares
Shenzhen Haiju Xinneng Investment Partnership L.P. 深圳市海聚新能投资合伙企业（有限合伙）	Warrant to purchase Company Series A Preferred Shares	267,539	Warrant to purchase ListCo Class A Ordinary Shares	8,815,666
Anji Zhenwei Liangshan Venture Capital Investment Partnership L.P. 安吉真为两山创业投资合伙企业（有限合伙）	Warrant to purchase Company Series A Preferred Shares	7,705,128	Warrant to purchase ListCo Class A Ordinary Shares	253,891,329

Ningbo Zhenwei Qihang Equity Investment Partnership L.P. 宁波真为起航股权投资合伙企业（有限合伙）	Warrant to purchase Company Series A Preferred Shares	62,426	Warrant to purchase ListCo Class A Ordinary Shares	2,056,996
CICC (Changde) Emerging Industry Venture Capital Partnership L.P. 中金（常德）新兴产业创业投资合伙企业（有限合伙）	Warrant to purchase Company Series A Preferred Shares	891,797	Warrant to purchase ListCo Class A Ordinary Shares	29,385,563
Jiaxing Haohe Equity Investment Partnership L.P. 嘉兴浩和股权投资合伙企业（有限合伙）	Warrant to purchase Company Series A Preferred Shares	428,063	Warrant to purchase ListCo Class A Ordinary Shares	14,105,085

ANNEX B

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [●] 2022 between Dada Auto Inc. (the “Surviving Company”) and Dada Merger Sub Limited (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement and Plan of Merger dated [●] 2022 and made between, amongst others, the Surviving Company and the Merging Company (the “Merger Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3

The registered office of the Surviving Company is [c/o [●], Cayman Islands] and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4

Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$50,000 divided into 490,504,928 Company Ordinary Shares, par value US$0.0001 each and 9,495,072 Company Series A Preferred Shares, par value US$0.0001 each and the Surviving Company will have [●] Company Ordinary Shares and [●] Company Series A Preferred Shares in issue.

5

Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$50,000 divided into 5,000,000 ordinary shares of a par value of US$0.01 each and the Merging Company will have [one] ordinary share in issue.

6

The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

7	The terms and conditions of the Merger are such that, on the Effective Date, and in accordance with the terms and conditions of the Merger Agreement:

7.1

each Company Ordinary Share that is issued and outstanding immediately prior to the Effective Date (other than any Excluded Shares and Company Ordinary Shares held by Newlink) (i) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as set forth in Part A of Schedule B to the Merger Agreement (such shares, the “Ordinary Shares Merger Consideration”), and (ii) from and after the Effective Date, all such Company Ordinary Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Ordinary Shares (other than any Excluded Shares and Company Ordinary Shares held by Newlink) that were issued and outstanding immediately prior to the Effective Date shall thereafter cease to have any rights with respect to such Company Ordinary Shares, except as expressly provided in the Merger Agreement;

7.2

each Company Ordinary Share that is issued and outstanding immediately prior to the Effective Date (other than any Excluded Shares) and held by Newlink (i) shall be cancelled in exchange for the right to receive such numbers of validly issued, fully paid and non-assessable ListCo Class B Ordinary Shares and validly issued, fully paid and non-assessable ListCo Class C Ordinary Shares as set forth in Part B of Schedule B to the Merger Agreement (such shares, collectively with the Ordinary Shares Merger Consideration, the “Merger Consideration”), and (ii) from and after the Effective Date, all such Company Ordinary Shares (other than any Excluded Shares) shall no longer be issued and outstanding and shall be cancelled and cease to exist, and Newlink shall thereafter cease to have any rights with respect to such Company Ordinary Shares, except as expressly provided in the Merger Agreement;

7.3

each Company Series A Preferred Share that is issued and outstanding immediately prior to the Effective Date (i) shall be cancelled in exchange for the right to receive such number of validly issued, fully paid and non-assessable ListCo Class A Ordinary Shares as set forth in Part C of Schedule B to the Merger Agreement, and (ii) from and after the Effective Date, all such Company Series A Preferred Shares shall no longer be issued and outstanding and shall be cancelled and cease to exist, and each holder of Company Series A Preferred Shares that were issued and outstanding immediately prior to the Effective Date shall thereafter cease to have any rights with respect to such Company Series A Preferred Shares, except as expressly provided in the Merger Agreement;

7.4

each ordinary share, par value US$0.01 per share, of the Merging Company that is issued and outstanding immediately prior to the Effective Date shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.0001 per share, of the Surviving Company. The ordinary shares of the Surviving Company shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Company; and

7.5

each Company Share held in the Company’s treasury or owned by ListCo or Merging Company or any other wholly-owned subsidiary of ListCo or Merging Company immediately prior to the Effective Date (each an “Excluded Share”), shall be automatically cancelled and shall cease to exist without any conversion thereof or payment therefor.

8

The rights and restrictions attaching to the shares in the Surviving Company are set out in the Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9

The Memorandum and Articles of Association of the Merging Company immediately prior to the Merger shall be the Memorandum and Articles of Association of the Surviving Company after the Merger, provided that at the Effective Date, (a) all references therein to the name “Dada Merger Sub Limited” shall be amended to “Dada Auto Inc.”, and (b) all references therein to the authorised share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in this Plan of Merger.

10	There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

11	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13	The name and address of the sole director of the surviving company (as defined in the Statute) is:

13.1	Zhen DAI of [Insert personal address of Director].

14	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

15	This Plan of Merger has been authorised by the shareholder(s) of each of the Surviving Company and the Merging Company pursuant to section 233(6) of the Statute.

16	At any time prior to the Effective Date, this Plan of Merger may be:

16.1	terminated by the board of directors of either the Surviving Company or the Merging Company;

16.2	amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)

effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

17	This Plan of Merger may be executed in counterparts.

18	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Dada Auto Inc.	)

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Dada Merger Sub Limited	)

Annexure 1

Agreement and Plan of Merger

Annexure 2

Memorandum and Articles of Association of the Surviving Company

ANNEX C

Second Plan of Merger

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [●] 2022 between Dada Merger Sub II Limited (the “Surviving Company”) and Dada Auto Inc. (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement and Plan of Merger dated [●] 2022 and made between, amongst others, the Surviving Company and the Merging Company (the “Merger Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3

The registered office of the Surviving Company is [c/o [●], Cayman Islands] and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4

Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$50,000 divided into 5,000,000 ordinary shares of a par value of US$0.01 each and the Surviving Company will have [one] ordinary share in issue.

5

Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and the Merging Company will have [one] ordinary share in issue.

6

The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

7	The terms and conditions of the Merger are such that, on the Effective Date, and in accordance with the terms and conditions of the Merger Agreement:

7.1

each ordinary share, par value US$0.0001 per share, of the Merging Company that is issued and outstanding immediately prior to the Effective Date shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.0001 per share, of the Surviving Company. The ordinary shares of the Surviving Company shall have the same rights, powers and privileges as the shares so converted and shall constitute the only issued and outstanding share capital of the Surviving Company; and

8

The rights and restrictions attaching to the shares in the Surviving Company are set out in the Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9

The Memorandum and Articles of Association of the Merging Company immediately prior to the Merger shall be the Memorandum and Articles of Association of the Surviving Company after the Merger, provided that at the Effective Date, (a) all references therein to the name “Dada Merger Sub II Limited” shall be amended to “Dada Auto Inc.”, and (b) all references therein to the authorised share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in this Plan of Merger.

10	There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

11	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13	The name and address of the sole director of the surviving company (as defined in the Statute) is:

13.1	Zhen DAI of [Insert personal address of Director].

14	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

15	This Plan of Merger has been authorised by the shareholder(s) of each of the Surviving Company and the Merging Company pursuant to section 233(6) of the Statute.

16	At any time prior to the Effective Date, this Plan of Merger may be:

16.1	terminated by the board of directors of either the Surviving Company or the Merging Company;

16.2	amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)

effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

17	This Plan of Merger may be executed in counterparts.

18	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Dada Auto Inc.	)

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Dada Merger Sub II Limited	)

Annexure 1

Agreement and Plan of Merger

Annexure 2

Memorandum and Articles of Association of the Surviving Company

ANNEX D

EXECUTION VERSION

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of February 8, 2022, by and among RISE Education Cayman Limited, an exempted company incorporated with limited liability under the Laws of Cayman Islands (“ListCo”), Dada Auto Inc., an exempted company incorporated with limited liability under the Laws of Cayman Islands (the “Company”) and Bain Capital Rise Education IV Cayman Limited, an exempted company incorporated with limited liability under the Laws of Cayman Islands (“Shareholder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, ListCo, the Company, Dada Merger Sub Limited (“Merger Sub”) and Dada Merger Sub II Limited (“Merger Sub II”) have, concurrently with the execution of this Agreement, entered into an agreement and plan of merger dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) and for the merger of the surviving corporation from the Merger with and into Merger Sub II, with the Merger Sub II continuing as the surviving corporation and a wholly-owned subsidiary of ListCo (the “Second Merger”, together with the Merger, the “Mergers”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, Shareholder is, as of the date of this Agreement, the beneficial and sole legal owner of 70,800,808 ordinary shares of ListCo (together with any other shares acquired (whether beneficially or of record) by Shareholder after the date of this Agreement and during the term of this Agreement and as the context may require, the “Subject Shares”);

WHEREAS, in connection with the consummation of the Mergers, Shareholder agrees to vote the Subject Shares at the ListCo Extraordinary General Meeting in favor of (i) the Mergers, (ii) other proposals as may be reasonably agreed to by ListCo and the Company as necessary or appropriate in connection with the consummation of the Transactions, (iii) other proposals that either the SEC or the Nasdaq (or the respective staff thereof) indicates are necessary as may be agreed to by ListCo and the Company, and (iv) related and customary procedural and administrative proposals, in each case, in accordance with and subject to the terms and conditions of this Agreement; and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Company and ListCo have requested that Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder hereby represents and warrants to the Company and ListCo as of the date hereof and as of the Closing:

1.1 Corporate Organization. Shareholder is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands.

1.2 Due Authorization. Shareholder has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate or equivalent proceeding on the part of Shareholder is necessary to authorize this Agreement or Shareholder’s performance hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to the Enforceability Exceptions.

1.3 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of other parties hereto contained in this Agreement, no consent of or with any Governmental Authority on the part of Shareholder is required to be obtained or made in connection with the execution, delivery or performance by Shareholder of this Agreement or the consummation by Shareholder of the transactions contemplated hereby, other than applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder.

1.4 No Conflict. The execution, delivery and performance by Shareholder of this Agreement do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the Organizational Documents of Shareholder, (b) contravene or conflict with or result in a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to Shareholder or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which Shareholder is a party, or (d) result in the creation or imposition of any Lien upon any of the properties or assets of Shareholder, except in the case of each of clauses (b) through (d) that would not prevent, impede or, in any material respect, delay or adversely affect the performance by Shareholder of its obligations under this Agreement.

1.5 Subject Shares. As of the date hereof, Shareholder is the beneficial and sole legal owner of the Subject Shares, and all such Subject Shares are owned by Shareholder free and clear of all liens or encumbrances, other than liens or encumbrances pursuant to this Agreement, the other Transaction Agreements, the Organizational Documents of ListCo, any applicable securities Laws. Shareholder does not legally own any shares of ListCo other than the Subject Shares. Shareholder has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by (i) this Agreement, (ii) the other Transaction Agreements, (iii) the Organizational Documents of ListCo, or (iv) any applicable securities Laws.

1.6 Acknowledgement. Shareholder understands and acknowledges that each of the Company and ListCo is entering into the Merger Agreement in reliance upon Shareholder’s execution and delivery of this Agreement.

1.7 Absence of Litigation. With respect to Shareholder, as of the date hereto, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Shareholder, threatened against, Shareholder or any of Shareholder’s properties or assets (including Shareholder’s Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF LISTCO

ListCo hereby represents and warrants to Shareholder and the Company as of the date hereof and as of the Closing:

2.1 Corporate Organization. ListCo is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands.

2.2 Due Authorization. ListCo has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of ListCo and no other corporate or equivalent proceeding on the part of ListCo is necessary to authorize this Agreement or ListCo’s performance hereunder (except that the ListCo Shareholder Approval is a condition to the consummation of the Mergers). This Agreement has been duly and validly executed and delivered by ListCo and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of ListCo, enforceable against ListCo in accordance with its terms, subject to the Enforceability Exceptions.

2.3 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in the Merger Agreement and obtaining the ListCo Shareholder Approval, the execution, delivery and performance by ListCo of this Agreement and the consummation of the transactions by ListCo contemplated hereby do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the ListCo Organizational Documents, (b) contravene or conflict with or result in a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to ListCo or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which ListCo is a party, or (d) result in the creation or imposition of any Lien upon any of the properties or assets of ListCo, except in the case of each of clauses (b) through (d) that would not prevent, impede or, in any material respect, delay or adversely affect the performance by ListCo of its obligations under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Shareholder and ListCo as follows:

3.1 Corporate Organization. The Company is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands.

3.2 Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement, (subject to the consents, approvals, authorizations and other requirements described in the Merger Agreement) to perform all obligations to be performed by it hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board and other than the consents, approvals, authorizations and other requirements described in the Merger Agreement, and the approval of the Company Shareholders of the Mergers and the Transactions contemplated by the Transaction Agreements, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or the Company’s performance hereunder. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.3 No Conflict. Subject to the receipt of the consents, approvals, authorizations, and other requirements set forth in the Merger Agreement, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not, (a) contravene or conflict with, or trigger shareholder rights that have not been duly waived under, the Organizational Documents of the Company or any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Specified Contract or (d) result in the creation or imposition of any Lien on any asset, property or Equity Security of the Company or any of its Subsidiaries (other than any Permitted Liens), except in the case of clauses (b) through (d) above that would not prevent, impede or, in any material respect, delay or adversely affect the performance by the Company of its obligations under this Agreement.

ARTICLE IV

AGREEMENT TO VOTE; CERTAIN OTHER COVENANTS OF SHAREHOLDER

Shareholder covenants and agrees during the term of this Agreement as follows:

4.1 Agreement to Vote.

(a) In Favor of the Transactions. At any meeting of ListCo Shareholders called to seek the ListCo Shareholder Approval, including the ListCo Extraordinary General Meeting, or at any adjournment thereof, or in connection with any written resolutions or consent of the ListCo Shareholders or in any other circumstances upon which a vote, consent or other approval with respect to the Mergers or any other matter is sought, Shareholder shall (i) if a meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted the Subject Shares in favor, consent to and approve in all respects (as the case may be) of (A) the Mergers, (B) other proposals as may be reasonably agreed to by ListCo and the Company as necessary or appropriate in connection with the consummation of the Transactions, (C) any and all ListCo independent director candidates as may be nominated by the Company or Newlink, (D) other proposals that either the SEC or the Nasdaq (or the respective staff thereof) indicates are necessary as may be agreed to by ListCo and the Company, (E) if there are insufficient votes in favor of granting the ListCo Shareholder Approval, in favor of the adjournment of such meeting of ListCo Shareholders to a later date, and (F) related and customary procedural and administrative proposals, in each case, in accordance with and subject to the terms and conditions of this Agreement.

(b) Against Other Transactions. At any meeting of ListCo Shareholders or at any adjournment thereof, or in connection with any written resolution or consent of ListCo Shareholders or in any other circumstances upon which Shareholder’s vote, consent or other approval is sought, Shareholder shall vote or cause to be voted the Subject Shares against, withhold consent to and refrain from approving (as the case may be) (i) other than in connection with the Transactions, any alternative transaction proposal including any Alternative ListCo Transaction Proposal, (ii) any proposal that would prevent any ListCo independent director candidate nominated by the Company or Newlink from being elected, (iii) allowing ListCo to execute or enter into, any agreement related to an Alternative ListCo Transaction Proposal, and (iv) entering into any agreement, or agreement in principle that may require ListCo to impede, abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder.

4.2 No Transfer. From the date of this Agreement until the date of termination of this Agreement, Shareholder shall not, directly or indirectly, (i) (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of any Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a) to (c), collectively, “Transfer”), (ii) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, in each case, other than as set forth in the Merger Agreement, other Transaction Agreements or the voting and other arrangements under the Organizational Documents of ListCo, (iii) take any action that would reasonably be expected to make any representation or warranty of Shareholder herein untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling Shareholder from performing its obligations hereunder, or (iv) commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, Shareholder may make Transfers of the Subject Shares (i) upon the consent of the Company and ListCo, (ii) between Shareholder and any of its Affiliates (and any of Shareholder’s and its affiliates’ respective executive officers and directors) (provided that such Affiliate shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and ListCo, agreeing to be bound by this Agreement to the same extent as Shareholder was with respect to such transferred Subject Shares), and (iii) by virtue of Shareholder’s Organizational Documents upon liquidation or dissolution of Shareholder, so long as, in each case of clauses (i) through (iii), the power to vote (including, without limitation, by proxy or power of attorney) and otherwise fulfill Shareholder’s obligations under this Agreement and the Merger Agreement is not relinquished or prior to and as a condition to the effectiveness of any such Transfer (provided that such transferee shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and ListCo, agreeing to be bound by this Agreement to the same extent as such ListCo Shareholder was with respect to such transferred Subject Shares); provided, further, that in the case of clause (iii), the transferee will not be required to assume voting obligations if the transferee’s assumption of such obligations would violate any applicable Laws, including any securities Laws. Any action attempted to be taken in violation of the preceding sentence will be null and void. Shareholder agrees with, and covenants to, the Company and ListCo that Shareholder shall not request ListCo to register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares.

4.3 Waiver of Dissenters’ Rights. Shareholder hereby irrevocably waives and agrees not to exercise or assert any dissenters’ rights under the Cayman Companies Act and any other similar statute in connection with the Mergers or the Merger Agreement.

4.4 New Shares. In the event that prior to the Closing (i) any ListCo Shares or other securities are issued or otherwise issued to Shareholder, including, without limitation, pursuant to any share dividend or distribution, or any change in any of the ListCo Shares or other share capital of ListCo by reason of any share subdivision, recapitalization, consolidation, exchange of shares or the like, (ii) Shareholder acquires legal or beneficial ownership of any ListCo Shares after the date of this Agreement, including upon exercise of options, settlement of restricted share units, capitalization of working capital loans or conversion of convertible securities, or (iii) Shareholder acquires the right to vote or share in the voting of any ListCo Share after the date of this Agreement (collectively, the “New Securities”), the terms “Subject Shares” shall be deemed to include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

4.5 Termination. This Agreement shall terminate upon the earlier of:

(a) the Closing, provided, that upon such termination, this Section 4.5, Section 5.1 and Section 5.4 shall survive indefinitely; and

(b) the termination of the Merger Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its breach of this Agreement prior to such termination.

4.6 Additional Matters. Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or ListCo may reasonably request for the purpose of consummating the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Agreements and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Organizational Documents of ListCo or the Cayman Companies Act) that would prevent, impede or, in any material respect, delay or adversely affect the consummation of the Mergers or any other Transaction.

4.7 Confidentiality. Shareholder shall be bound by and comply with Sections 8.04 (Exclusivity) and 8.06(b) (Confidentiality; Publicity) of the Merger Agreement (and any relevant definitions contained in any such sections) as if (a) Shareholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 8.04 of the Merger Agreement (other than for purposes of the definition of Alternative Transaction Proposal) and “Affiliates” contained in Section 8.06(b) of the Merger Agreement also referred to Shareholder.

4.8 Consent to Disclosure. Shareholder consents to and authorizes the Company or ListCo, as applicable, to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Authority or applicable securities exchange, and any press release or other disclosure document that the Company or ListCo, as applicable, reasonably determines to be necessary or advisable in connection with the Mergers or any other transactions contemplated by the Merger Agreement or this Agreement, Shareholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of Shareholder’s commitments and obligations under this Agreement, and Shareholder acknowledges that the Company or ListCo may, in their sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange to promptly give the Company or ListCo, as applicable, any information that is in its possession that the Company or ListCo, as applicable, may reasonably request for the preparation of any such disclosure documents, and Shareholder agrees to promptly notify the Company and ListCo of any corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that Shareholder shall become aware that any such information shall have become false or misleading in any material respect.

4.9 Conversion of ListCo Convertible Note. Unless otherwise agreed in writing by the Company and ListCo, Shareholder shall convert the ListCo Convertible Note in accordance with its terms prior to the Closing.

ARTICLE V

GENERAL PROVISIONS

5.1 Notice. All notices and other communications among the parties hereunder shall be in writing and shall be deemed duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), to the Company and ListCo in accordance with Section 11.02 of the Merger Agreement and to Shareholder at the address set forth below (or at such other address for a party as shall be specified by like notice):

c/o Bain Capital Private Equity, LP

200 Clarendon Street, Boston, Massachusetts 02116

Attn: Drew Chen

E-mail: DChen@baincapital.com

5.2 Entire Agreement; Amendment. This Agreement constitutes the entire agreement and understanding between the parties hereto relating to the subject matter hereof and the transactions contemplated hereby and supersedes any other agreements and understandings, whether written or oral, that may have been made or entered into by or between the parties hereto relating to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

5.3 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto, except that, for the avoidance of doubt, in connection with a Transfer of any Subject Shares in accordance with the terms of this Agreement, transferee to whom such Subject Shares are transferred shall thenceforth be entitled to all the rights and be subject to all the obligations under this Agreement; provided, that no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 5.3 shall be null and void, ab initio. For the avoidance of doubt, no Transfer of Subject Shares shall be (or be deemed to be) an assignment of this Agreement or the rights or obligations hereunder.

5.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal substantive Laws of the State of New York applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including its existence, validity, interpretation, performance, breach, or termination, or any dispute regarding non-contractual obligations arising out of or relating to this Agreement, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. There shall be three arbitrators. The arbitration proceedings shall be conducted in English. The law of this arbitration clause shall be Hong Kong law. For the avoidance of doubt, a request by a Party to a court of competent jurisdiction for interim measures necessary to preserve such Party’s rights, including pre-arbitration attachments, injunctions, or other equitable relief, shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate in this Section 5.4.

5.5 Enforcement5.6 . The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 4.5, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not allege, and each party hereby waives the defense, that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.5 shall not be required to provide any bond or other security in connection with any such injunction.

5.6 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

RISE EDUCATION CAYMAN LIMITED

By:	/s/ Weili Hong
Name:	Weili Hong
Title:	Independent Director

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

DADA AUTO INC.

By:	/s/ Cathy (Yang) Wang
Name:	Cathy (Yang) Wang
Title:	CEO

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

BAIN CAPITAL RISE EDUCATION IV CAYMAN LIMITED

By:	/s/ Krista Snow
Name:	Krista Snow
Title:	Director

[Signature Page to Support Agreement]

ANNEX E

Newlink Voting Agreement

EXECUTION VERSION

SUPPORT AND VOTING AGREEMENT

This SUPPORT AND VOTING AGREEMENT (this “Agreement”) is made and entered into as of February 8, 2022, by and among RISE Education Cayman Limited, an exempted company incorporated with limited liability under the Laws of Cayman Islands (“ListCo”), Dada Auto Inc., an exempted company incorporated with limited liability under the Laws of Cayman Islands (the “Company”) and Newlinks Technology Limited, an exempted company incorporated with limited liability under the Laws of Cayman Islands (“Shareholder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, ListCo, the Company, Dada Merger Sub Limited (“Merger Sub”) and Dada Merger Sub II Limited (“Merger Sub II”) have, concurrently with the execution of this Agreement, entered into an agreement and plan of merger dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) and for the merger of the surviving corporation from the Merger with and into Merger Sub II, with the Merger Sub II continuing as the surviving corporation and a wholly-owned subsidiary of ListCo (the “Second Merger”, together with the Merger, the “Mergers”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, Shareholder is, as of the date of this Agreement, the beneficial and sole legal owner of 50,000,000 ordinary shares of the Company (together with any other shares of the Company acquired (whether beneficially or of record) by Shareholder after the date of this Agreement and during the term of this Agreement and as the context may require, the “Subject Shares”);

WHEREAS, in connection with the consummation of the Mergers, Shareholder agrees to vote the Subject Shares in favor of (i) the Mergers, (ii) other proposals as may be reasonably agreed to by ListCo and the Company as necessary or appropriate in connection with the consummation of the Transactions, (iii) other proposals that either the SEC or the Nasdaq (or the respective staff thereof) indicates are necessary as may be agreed to by ListCo and the Company, and (iv) related and customary procedural and administrative proposals, in each case, in accordance with and subject to the terms and conditions of this Agreement; and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Company and ListCo have requested that Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder hereby represents and warrants to the Company and ListCo as of the date hereof and as of the Closing:

1.1 Corporate Organization. Shareholder is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands.

1.2 Due Authorization. Shareholder has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate or equivalent proceeding on the part of Shareholder is necessary to authorize this Agreement or Shareholder’s performance hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to the Enforceability Exceptions.

1.3 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of other parties hereto contained in this Agreement, no consent of or with any Governmental Authority on the part of Shareholder is required to be obtained or made in connection with the execution, delivery or performance by Shareholder of this Agreement or the consummation by Shareholder of the transactions contemplated hereby, other than applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder.

1.4 No Conflict. The execution, delivery and performance by Shareholder of this Agreement do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the Organizational Documents of Shareholder, (b) contravene or conflict with or result in a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to Shareholder or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which Shareholder is a party, or (d) result in the creation or imposition of any Lien upon any of the properties or assets of Shareholder, except in the case of each of clauses (b) through (d) that would not prevent, impede or, in any material respect, delay or adversely affect the performance by Shareholder of its obligations under this Agreement.

1.5 Subject Shares. As of the date hereof, Shareholder is the beneficial and sole legal owner of the Subject Shares, and all such Subject Shares are owned by Shareholder free and clear of all liens or encumbrances, other than liens or encumbrances pursuant to this Agreement, the other Transaction Agreements, the Organizational Documents of the Company, any applicable securities Laws. Shareholder does not legally own any shares of the Company other than the Subject Shares. Shareholder has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by (i) this Agreement, (ii) the other Transaction Agreements, (iii) the Organizational Documents of the Company, or (iv) any applicable securities Laws.

1.6 Acknowledgement. Shareholder understands and acknowledges that each of the Company and ListCo is entering into the Merger Agreement in reliance upon Shareholder’s execution and delivery of this Agreement.

1.7 Absence of Litigation. With respect to Shareholder, as of the date hereto, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Shareholder, threatened against, Shareholder or any of Shareholder’s properties or assets (including Shareholder’s Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF LISTCO

ListCo hereby represents and warrants to Shareholder and the Company as of the date hereof and as of the Closing:

2.1 Corporate Organization. ListCo is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands.

2.2 Due Authorization. ListCo has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of ListCo and no other corporate or equivalent proceeding on the part of ListCo is necessary to authorize this Agreement or ListCo’s performance hereunder (except that the ListCo Shareholder Approval is a condition to the consummation of the Mergers). This Agreement has been duly and validly executed and delivered by ListCo and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of ListCo, enforceable against ListCo in accordance with its terms, subject to the Enforceability Exceptions.

2.3 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in the Merger Agreement and obtaining the ListCo Shareholder Approval, the execution, delivery and performance by ListCo of this Agreement and the consummation of the transactions by ListCo contemplated hereby do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the ListCo Organizational Documents, (b) contravene or conflict with or result in a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to ListCo or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which ListCo is a party, or (d) result in the creation or imposition of any Lien upon any of the properties or assets of ListCo, except in the case of each of clauses (b) through (d) that would not prevent, impede or, in any material respect, delay or adversely affect the performance by ListCo of its obligations under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Shareholder and ListCo as follows:

3.1 Corporate Organization. The Company is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands.

3.2 Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement, (subject to the consents, approvals, authorizations and other requirements described in the Merger Agreement) to perform all obligations to be performed by it hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board and other than the consents, approvals, authorizations and other requirements described in the Merger Agreement, and the approval of the Company Shareholders of the Mergers and the Transactions contemplated by the Transaction Agreements, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or the Company’s performance hereunder. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.3 No Conflict. Subject to the receipt of the consents, approvals, authorizations, and other requirements set forth in the Merger Agreement, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not, (a) contravene or conflict with, or trigger shareholder rights that have not been duly waived under, the Organizational Documents of the Company or any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Specified Contract or (d) result in the creation or imposition of any Lien on any asset, property or Equity Security of the Company or any of its Subsidiaries (other than any Permitted Liens), except in the case of clauses (b) through (d) above that would not prevent, impede or, in any material respect, delay or adversely affect the performance by the Company of its obligations under this Agreement.

ARTICLE IV

AGREEMENT TO VOTE; CERTAIN OTHER COVENANTS OF SHAREHOLDER

Shareholder covenants and agrees during the term of this Agreement as follows:

4.1 Agreement to Vote.

(a) In Favor of the Transactions. At any meeting of the Company Shareholders called to seek the Company Shareholder Approval, or at any adjournment thereof, or in connection with any written resolution or consent of the Company Shareholders or in any other circumstances upon which a vote, consent or other approval with respect to the Mergers or any other matter is sought, Shareholder shall (i) if a meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted the Subject Shares in favor of, consent to and approve in all respects (as the case may be) (A) the Mergers, (B) other proposals as may be agreed to by ListCo and the Company as necessary or appropriate in connection with the consummation of the Transactions, (C) other proposals that either the SEC or the Nasdaq (or the respective staff thereof) indicates are necessary as may be agreed to by ListCo and the Company, (D) if there are insufficient votes in favor of granting the Company Shareholder Approval, in favor of the adjournment of such meeting of Company Shareholders to a later date, (E) all matters approved by the Board of Directors of the Company as recorded in the written resolutions of the Board of Directors of the Company dated February 8, 2022, (F) Mr. Zhen Dai’s right to determine in his absolute discretion any and all ListCo independent director candidates to be nominated by the Company or Shareholder, and (G) related and customary procedural and administrative proposals, in each case, in accordance with and subject to the terms and conditions of this Agreement.

(b) Against Other Transactions. At any meeting of Company Shareholders or at any adjournment thereof, or in connection with any written resolution or consent of Company Shareholders or in any other circumstances upon which Shareholder’s vote, consent or other approval is sought, Shareholder shall vote or cause to be voted the Subject Shares against, withhold consent to and refrain from approving (as the case may be) (i) other than in connection with the Transactions, any alternative transaction proposal including any Alternative Transaction Proposal, (ii) any proposal that would restrict Mr. Zhen Dai from exercising the right to determine in his absolute discretion any and all ListCo independent director candidates to be nominated by the Company or Shareholder, (iii) allowing the Company to execute or enter into, any agreement related to an Alternative Transaction Proposal, and (iv) entering into any agreement, or agreement in principle that may require the Company to impede, abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder.

4.2 No Transfer. From the date of this Agreement until the date of termination of this Agreement, Shareholder shall not, directly or indirectly, (i) (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of any Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a) to (c), collectively, “Transfer”), (ii) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, in each case, other than as set forth in the Merger Agreement, other Transaction Agreements or the voting and other arrangements under the Organizational Documents of the Company, (iii) take any action that would reasonably be expected to make any representation or warranty of Shareholder herein untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling Shareholder from performing its obligations hereunder, or (iv) commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, Shareholder may make Transfers of the Subject Shares (i) upon the consent of the Company and ListCo, (ii) between Shareholder and any of its Affiliates (and any of Shareholder’s and its affiliates’ respective executive officers and directors) (provided that such Affiliate shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and ListCo, agreeing to be bound by this Agreement to the same extent as Shareholder was with respect to such transferred Subject Shares), and (iii) by virtue of Shareholder’s Organizational Documents upon liquidation or dissolution of Shareholder, so long as, in each case of clauses (i) through (iii), the power to vote (including, without limitation, by proxy or power of attorney) and otherwise fulfill Shareholder’s obligations under this Agreement and the Merger Agreement is not relinquished or prior to and as a condition to the effectiveness of any such Transfer (provided that such transferee shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and ListCo, agreeing to be bound by this Agreement to the same extent as such ListCo Shareholder was with respect to such transferred Subject Shares); provided, further, that in the case of clause (iii), the transferee will not be required to assume voting obligations if the transferee’s assumption of such obligations would violate any applicable Laws, including any securities Laws. Any action attempted to be taken in violation of the preceding sentence will be null and void. Shareholder agrees with, and covenants to, the Company and ListCo that Shareholder shall not request the Company to register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares.

4.3 Waiver of Dissenters’ Rights. Shareholder hereby irrevocably waives and agrees not to exercise or assert any dissenters’ rights under the Cayman Companies Act and any other similar statute in connection with the Mergers or the Merger Agreement.

4.4 New Shares. In the event that (i) any Company Shares or other securities are issued or otherwise issued to Shareholder, including, without limitation, pursuant to any share dividend or distribution, or any change in any of the Company Shares or other share capital of the Company by reason of any share subdivision, recapitalization, consolidation, exchange of shares or the like, (ii) Shareholder acquires legal or beneficial ownership of any Company Shares after the date of this Agreement, including upon exercise of options, settlement of restricted share units, capitalization of working capital loans or conversion of convertible securities, or (iii) Shareholder acquires the right to vote or share in the voting of any Company Share after the date of this Agreement (collectively, the “New Securities”), the terms “Subject Shares” shall be deemed to include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

4.5 Termination. This Agreement shall terminate upon the earlier of:

(a) the Closing, provided, that upon such termination, this Section 4.5, Section 5.1 and Section 5.4 shall survive indefinitely.

(b) the termination of the Merger Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its breach of this Agreement prior to such termination.

4.6 Additional Matters. Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or ListCo may reasonably request for the purpose of consummating the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Agreements and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Organizational Documents of the Company or the Cayman Companies Act) that would prevent, impede or, in any material respect, delay or adversely affect the consummation of the Mergers or any other Transaction.

4.7 Confidentiality. Shareholder shall be bound by and comply with Sections 8.04 (Exclusivity) and 8.06(b) (Confidentiality; Publicity) of the Merger Agreement (and any relevant definitions contained in any such sections) as if (a) Shareholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 8.04 of the Merger Agreement (other than for purposes of the definition of Alternative Transaction Proposal) and “Affiliates” contained in Section 8.06(b) of the Merger Agreement also referred to Shareholder.

4.8 Consent to Disclosure. Shareholder consents to and authorizes the Company or ListCo, as applicable, to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Authority or applicable securities exchange, and any press release or other disclosure document that the Company or ListCo, as applicable, reasonably determines to be necessary or advisable in connection with the Mergers or any other transactions contemplated by the Merger Agreement or this Agreement, Shareholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of Shareholder’s commitments and obligations under this Agreement, and Shareholder acknowledges that the Company or ListCo may, in their sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange to promptly give the Company or ListCo, as applicable, any information that is in its possession that the Company or ListCo, as applicable, may reasonably request for the preparation of any such disclosure documents, and Shareholder agrees to promptly notify the Company and ListCo of any corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that Shareholder shall become aware that any such information shall have become false or misleading in any material respect.

ARTICLE V

GENERAL PROVISIONS

5.1 Notice. All notices and other communications among the parties hereunder shall be in writing and shall be deemed duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), to the Company and ListCo in accordance with Section 11.02 of the Merger Agreement and to Shareholder at the address set forth below (or at such other address for a party as shall be specified by like notice):

Newlinks Technology Limited

Newlink Center, Area G, Building 7, Huitong Times Square, No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

Attn: Mingyi Jin

E-mail: jinmingyi@newlink.com

5.2 Entire Agreement; Amendment. This Agreement constitutes the entire agreement and understanding between the parties hereto relating to the subject matter hereof and the transactions contemplated hereby and supersedes any other agreements and understandings, whether written or oral, that may have been made or entered into by or between the parties hereto relating to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

5.3 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto, except that, for the avoidance of doubt, in connection with a Transfer of any Subject Shares in accordance with the terms of this Agreement, transferee to whom such Subject Shares are transferred shall thenceforth be entitled to all the rights and be subject to all the obligations under this Agreement; provided, that no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 5.3 shall be null and void, ab initio. For the avoidance of doubt, no Transfer of Subject Shares shall be (or be deemed to be) an assignment of this Agreement or the rights or obligations hereunder.

5.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal substantive Laws of the State of New York applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including its existence, validity, interpretation, performance, breach, or termination, or any dispute regarding non-contractual obligations arising out of or relating to this Agreement, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. There shall be three arbitrators. The arbitration proceedings shall be conducted in English. The law of this arbitration clause shall be Hong Kong law. For the avoidance of doubt, a request by a Party to a court of competent jurisdiction for interim measures necessary to preserve such Party’s rights, including pre-arbitration attachments, injunctions, or other equitable relief, shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate in this Section 5.4.

5.5 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 4.5, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not allege, and each party hereby waives the defense, that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.5 shall not be required to provide any bond or other security in connection with any such injunction.

5.6 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

RISE EDUCATION CAYMAN LIMITED

By:	/s/ Weili Hong
Name:	Weili Hong
Title:	Independent Director

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

DADA AUTO INC.

By:	/s/ Cathy (Yang) Wang
Name:	Cathy (Yang) Wang
Title:	CEO

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

NEWLINKS TECHNOLOGY LIMITED

By:	/s/ Zhen Dai
Name:	Zhen Dai
Title:	Chairman of the Board of Directors

[Signature Page to Voting Agreement]

ANNEX F

Newlink Shareholder Voting Agreement

EXECUTION VERSION

SUPPORT AND VOTING AGREEMENT

This SUPPORT AND VOTING AGREEMENT (this “Agreement”) is made and entered into as of February 8, 2022, by and among RISE Education Cayman Limited, an exempted company incorporated with limited liability under the Laws of Cayman Islands (“ListCo”), Dada Auto Inc., an exempted company incorporated with limited liability under the Laws of Cayman Islands (the “Company”) and BCPE Nutcracker Cayman, L.P., an exempted limited partnership organized under the Laws of Cayman Islands (“Shareholder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, ListCo, the Company, Dada Merger Sub Limited (“Merger Sub”) and Dada Merger Sub II Limited (“Merger Sub II”) have, concurrently with the execution of this Agreement, entered into an agreement and plan of merger dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) and for the merger of the surviving corporation from the Merger with and into Merger Sub II, with the Merger Sub II continuing as the surviving corporation and a wholly-owned subsidiary of ListCo (the “Second Merger”, together with the Merger, the “Mergers”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, Shareholder is, as of the date of this Agreement, the beneficial and sole legal owner of 7,533,599 Series A Preferred Shares and 62,563,306 Series D Preferred Shares of Newlink and has executed definitive agreements to become the beneficial and sole legal owner of 568,182 Series A Preferred Shares of the Company (together with any other shares acquired (whether beneficially or of record) by Shareholder after the date of this Agreement and during the term of this Agreement and as the context may require, the “Subject Shares”);

WHEREAS, in connection with the consummation of the Mergers, Shareholder agrees to vote the Subject Shares in favor of (i) the Mergers, (ii) other proposals as may be reasonably agreed to by ListCo and the Company as necessary or appropriate in connection with the consummation of the Transactions, (iii) other proposals that either the SEC or the Nasdaq (or the respective staff thereof) indicates are necessary as may be agreed to by ListCo and the Company, and (iv) related and customary procedural and administrative proposals, in each case, in accordance with and subject to the terms and conditions of this Agreement; and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Company and ListCo have requested that Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder hereby represents and warrants to the Company and ListCo as of the date hereof and as of the Closing:

1.1     Due Organization. Shareholder is duly organized, validly existing and in good standing under the Laws of the Cayman Islands.

1.2     Due Authorization. Shareholder has all requisite corporate or limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate or equivalent proceeding on the part of Shareholder is necessary to authorize this Agreement or Shareholder’s performance hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to the Enforceability Exceptions.

1.3     Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of other parties hereto contained in this Agreement, no consent of or with any Governmental Authority on the part of Shareholder is required to be obtained or made in connection with the execution, delivery or performance by Shareholder of this Agreement or the consummation by Shareholder of the transactions contemplated hereby, other than applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder.

1.4     No Conflict. The execution, delivery and performance by Shareholder of this Agreement do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the Organizational Documents of Shareholder, (b) contravene or conflict with or result in a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to Shareholder or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which Shareholder is a party, or (d) result in the creation or imposition of any Lien upon any of the properties or assets of Shareholder, except in the case of each of clauses (b) through (d) that would not prevent, impede or, in any material respect, delay or adversely affect the performance by Shareholder of its obligations under this Agreement.

1.5     Subject Shares. As of the date hereof, Shareholder is the beneficial and sole legal owner of the Subject Shares, and all such Subject Shares are owned by Shareholder free and clear of all liens or encumbrances, other than liens or encumbrances pursuant to this Agreement, the other Transaction Agreements, the Organizational Documents of ListCo, Newlink or the Company, or any applicable securities Laws. Shareholder does not legally own any shares of the Company other than the Subject Shares. Shareholder has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by (i) this Agreement, (ii) the other Transaction Agreements, (iii) the Organizational Documents of ListCo, Newlink or the Company, or (iv) any applicable securities Laws.

1.6    Acknowledgement. Shareholder understands and acknowledges that each of the Company and ListCo is entering into the Merger Agreement in reliance upon Shareholder’s execution and delivery of this Agreement.

1.7    Absence of Litigation. With respect to Shareholder, as of the date hereto, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of Shareholder, threatened against, Shareholder or any of Shareholder’s properties or assets (including Shareholder’s Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF LISTCO

ListCo hereby represents and warrants to Shareholder and the Company as of the date hereof and as of the Closing:

2.1     Corporate Organization. ListCo is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands.

2.2     Due Authorization. ListCo has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of ListCo and no other corporate or equivalent proceeding on the part of ListCo is necessary to authorize this Agreement or ListCo’s performance hereunder (except that the ListCo Shareholder Approval is a condition to the consummation of the Mergers). This Agreement has been duly and validly executed and delivered by ListCo and, assuming due authorization and execution by each other party hereto, this Agreement constitutes a legal, valid and binding obligation of ListCo, enforceable against ListCo in accordance with its terms, subject to the Enforceability Exceptions.

2.3     No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in the Merger Agreement and obtaining the ListCo Shareholder Approval, the execution, delivery and performance by ListCo of this Agreement and the consummation of the transactions by ListCo contemplated hereby do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the ListCo Organizational Documents, (b) contravene or conflict with or result in a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to ListCo or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which ListCo is a party, or (d) result in the creation or imposition of any Lien upon any of the properties or assets of ListCo, except in the case of each of clauses (b) through (d) that would not prevent, impede or, in any material respect, delay or adversely affect the performance by ListCo of its obligations under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Shareholder and ListCo as follows:

3.1    Corporate Organization. The Company is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands.

3.2    Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement, (subject to the consents, approvals, authorizations and other requirements described in the Merger Agreement) to perform all obligations to be performed by it hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board and other than the consents, approvals, authorizations and other requirements described in the Merger Agreement, and the approval of the Company Shareholders of the Mergers and the Transactions contemplated by the Transaction Agreements, no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or the Company’s performance hereunder. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.3    No Conflict. Subject to the receipt of the consents, approvals, authorizations, and other requirements set forth in the Merger Agreement, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not, (a) contravene or conflict with, or trigger shareholder rights that have not been duly waived under, the Organizational Documents of the Company or any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Specified Contract or (d) result in the creation or imposition of any Lien on any asset, property or Equity Security of the Company or any of its Subsidiaries (other than any Permitted Liens), except in the case of clauses (b) through (d) above that would not prevent, impede or, in any material respect, delay or adversely affect the performance by the Company of its obligations under this Agreement.

ARTICLE IV

AGREEMENT TO VOTE; CERTAIN OTHER COVENANTS OF SHAREHOLDER

Shareholder covenants and agrees during the term of this Agreement as follows:

4.1    Agreement to Vote.

(a)    In Favor of the Transactions. At any meeting of shareholders of Newlink or the Company called to seek shareholder approval of the Transactions, or at any adjournment thereof, or in connection with any written resolution or consent of the shareholders of ListCo, Newlink or the Company or in any other circumstances upon which a vote, consent or other approval with respect to the Mergers and any other transactions contemplated by the Merger Agreement or any other matter is sought, Shareholder shall (i) if a meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted the Subject Shares in favor of, consent to and approve in all respects (as the case may be) (A) the Mergers, (B) other proposals as may be agreed to by ListCo and the Company as necessary or appropriate in connection with the consummation of the Transactions, (C) any and all ListCo independent director candidates as may be nominated by the Company or Newlink, (D) other proposals that either the SEC or the Nasdaq (or the respective staff thereof) indicates are necessary, (E) if there are insufficient votes in favor of granting the shareholder approval, in favor of the adjournment of such meeting to a later date, (F) in its capacity as a shareholder of Newlink, (x) the arrangements relating to the treatment of the ListCo Class B Ordinary Shares and the ListCo Class C Ordinary Shares to be issued to Newlink at the Closing, which arrangements are detailed in the written resolutions of the Board of Directors of Newlink dated February 8, 2022 (the “Newlink Board Resolutions”) (the “Multiple-Class Shares Arrangements”), and (y) all other matters approved by the Board of Directors of Newlink as recorded in the Newlink Board Resolutions, (G) in its capacity as a shareholder of the Company, all matters approved by the Board of Directors of the Company as recorded in the written resolutions of the Board of Directors of the Company dated February 8, 2022, (H) Mr. Zhen Dai’s right to determine in his absolute discretion any and all ListCo independent director candidates to be nominated by the Company or Newlink, and (I) related and customary procedural and administrative proposals, in each case, in accordance with and subject to the terms and conditions of this Agreement.

(b)    Against Other Transactions. At any meeting of shareholders of Newlink or the Company or at any adjournment thereof, or in connection with any written resolution or consent of shareholders of Newlink or the Company or in any other circumstances upon which Shareholder’s vote, consent or other approval is sought, Shareholder shall vote or cause to be voted the Subject Shares against, withhold consent to and refrain from approving (as the case may be) (i) other than in connection with the Transactions, any alternative transaction proposal including any Alternative ListCo Transaction Proposal, (ii) any arrangement different from or not compatible with the Multiple-Class Shares Arrangements or the Amendment, (iii) any proposal that would restrict Mr. Zhen Dai from exercising the right to determine in his absolute discretion any and all ListCo independent director candidates to be nominated by the Company or Newlink or would prevent any

ListCo independent director candidate nominated by the Company or Newlink from being elected, (iv) allowing ListCo to execute or enter into, any agreement related to an Alternative ListCo Transaction Proposal, and (v) entering into any agreement, or agreement in principle that may require ListCo, Newlink or the Company to impede, abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder.

4.2    No Transfer. From the date of this Agreement until the date of termination of this Agreement, Shareholder shall not, directly or indirectly, (i) (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of any Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a) to (c), collectively, “Transfer”), (ii) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, in each case, other than as set forth in the Merger Agreement, other Transaction Agreements or the voting and other arrangements under the Organizational Documents of ListCo, Newlink or the Company, (iii) take any action that would reasonably be expected to make any representation or warranty of Shareholder herein untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling Shareholder from performing its obligations hereunder, or (iv) commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, Shareholder may make Transfers of the Subject Shares (i) upon the consent of the Company and ListCo, (ii) between Shareholder and any of its Affiliates (and any of Shareholder’s and its affiliates’ respective executive officers and directors) (provided that such Affiliate shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and ListCo, agreeing to be bound by this Agreement to the same extent as Shareholder was with respect to such transferred Subject Shares), and (iii) by virtue of Shareholder’s Organizational Documents upon liquidation or dissolution of Shareholder, so long as, in each case of clauses (i) through (iii), the power to vote (including, without limitation, by proxy or power of attorney) and otherwise fulfill Shareholder’s obligations under this Agreement and the Merger Agreement is not relinquished or prior to and as a condition to the effectiveness of any such Transfer (provided that such transferee shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and ListCo, agreeing to be bound by this Agreement to the same extent as such ListCo Shareholder was with respect to such transferred Subject Shares); provided, further, that in the case of clause (iii), the transferee will not be required to assume voting obligations if the transferee’s assumption of such obligations would violate any applicable Laws, including any securities Laws. Any action attempted to be taken in violation of the preceding sentence will be null and void. Shareholder agrees with, and covenants to, the Company and ListCo that Shareholder shall not request the Company to register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares.

4.3    Waiver of Dissenters’ Rights. Shareholder hereby irrevocably waives and agrees not to exercise or assert any dissenters’ rights under the Cayman Companies Act and any other similar statute in connection with the Mergers or the Merger Agreement.

4.4     New Shares. In the event that (i) any shares of Newlink or the Company or other securities are issued or otherwise issued to Shareholder, including, without limitation, pursuant to any share dividend or distribution, or any change in any of the shares of Newlink or the Company or other share capital of Newlink or the Company by reason of any share subdivision, recapitalization, consolidation, exchange of shares or the like, (ii) Shareholder acquires legal or beneficial ownership of any shares of Newlink or the Company after the date of this Agreement, including upon exercise of options, settlement of restricted share units, capitalization of working capital loans or conversion of convertible securities, or (iii) Shareholder acquires the right to vote or share in the voting of any share of Newlink or the Company after the date of this Agreement (collectively, the “New Securities”), the terms “Subject Shares” shall be deemed to include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

4.5    Termination. This Agreement shall terminate upon the earlier of:

(a)    the Closing; provided, that upon such termination, this Section 4.5, Section 5.1 and Section 5.4 shall survive indefinitely; provided further, that upon such termination, the obligations of Shareholder hereunder shall survive indefinitely.

(b)    the termination of the Merger Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its breach of this Agreement prior to such termination.

4.6    Additional Matters. Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or ListCo may reasonably request for the purpose of consummating the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Agreements and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Organizational Documents of Newlink or the Company or the Cayman Companies Act) that would prevent, impede or, in any material respect, delay or adversely affect the consummation of the Mergers or any other Transaction.

4.7    Confidentiality. Shareholder shall be bound by and comply with Sections 8.04 (Exclusivity) and 8.06(b) (Confidentiality; Publicity) of the Merger Agreement (and any relevant definitions contained in any such sections) as if (a) Shareholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “ListCo” contained in Section 8.04 of the Merger Agreement (other than for purposes of the definition of Alternative ListCo Transaction Proposal) and “Affiliates” contained in Section 8.06(b) of the Merger Agreement also referred to Shareholder.

4.8    Consent to Disclosure. Shareholder consents to and authorizes the Company or ListCo, as applicable, to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Authority or applicable securities exchange, and any press release or other disclosure document that the Company or ListCo, as applicable, reasonably determines to be necessary or advisable in connection with the Mergers or any other transactions contemplated by the Merger Agreement or this Agreement, Shareholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of Shareholder’s commitments and obligations under this Agreement, and Shareholder acknowledges that the Company or ListCo may, in their sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange to promptly give the Company or ListCo, as applicable, any information that is in its possession that the Company or ListCo, as applicable, may reasonably request for the preparation of any such disclosure documents, and Shareholder agrees to promptly notify the Company and ListCo of any corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that Shareholder shall become aware that any such information shall have become false or misleading in any material respect.

ARTICLE V

GENERAL PROVISIONS

5.1     Notice. All notices and other communications among the parties hereunder shall be in writing and shall be deemed duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), to the Company and ListCo in accordance with Section 11.02 of the Merger Agreement and to Shareholder at the address set forth below (or at such other address for a party as shall be specified by like notice):

c/o Bain Capital Private Equity, LP

200 Clarendon Street, Boston, Massachusetts 02116

Attn: Drew Chen

E-mail: DChen@baincapital.com

5.2     Entire Agreement; Amendment. This Agreement constitutes the entire agreement and understanding between the parties hereto relating to the subject matter hereof and the transactions contemplated hereby and supersedes any other agreements and understandings, whether written or oral, that may have been made or entered into by or between the parties hereto relating to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

5.3     Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto, except that, for the avoidance of doubt, in connection with a Transfer of any Subject Shares in accordance with the terms of this Agreement, transferee to whom such Subject Shares are transferred shall thenceforth be entitled to all the rights and be subject to all the obligations under this Agreement; provided, that no such assignment shall relieve the assigning party of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 5.3 shall be null and void, ab initio. For the avoidance of doubt, no Transfer of Subject Shares shall be (or be deemed to be) an assignment of this Agreement or the rights or obligations hereunder.

5.4     Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal substantive Laws of the State of New York applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including its existence, validity, interpretation, performance, breach, or termination, or any dispute regarding non-contractual obligations arising out of or relating to this Agreement, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. There shall be three arbitrators. The arbitration proceedings shall be conducted in English. The law of this arbitration clause shall be Hong Kong law. For the avoidance of doubt, a request by a Party to a court of competent jurisdiction for interim measures necessary to preserve such Party’s rights, including pre-arbitration attachments, injunctions, or other equitable relief, shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate in this Section 5.4.

5.5     Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 4.5, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not allege, and each party hereby waives the defense, that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 5.5 shall not be required to provide any bond or other security in connection with any such injunction.

5.8    Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

RISE EDUCATION CAYMAN LIMITED

By:	/s/ Weili Hong
Name:	Weili Hong
Title:	Independent Director

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

DADA AUTO INC.

By:	/s/ Cathy (Yang) Wang
Name:	Cathy (Yang) Wang
Title:	CEO

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

BCPE NUTCRACKER CAYMAN, L.P.

By: BCPE Nutcracker GP, LLC its general partner
By: Bain Capital Asia Fund IV, L.P. its member
By: Bain Capital Investors Asia IV, LLC its general partner
By: Bain Capital Investors, LLC its manager

By:	/s/ David Gross-Loh
Name:	David Gross-Loh
Title:	Authorized Signatory

[Signature Page to Voting Agreement]

ANNEX G

Opinion of the Audit Committee’s Financial Advisor

China Renaissance Securities (Hong Kong) Limited Units 8107-08, International Commerce Centre No.1 Austin Road West, Kowloon, Hong Kong chinarenaissance.com

February 7, 2022

Audit Committee of the Board of Directors

RISE Education Cayman Ltd.

Room 101, Jia He Guo Xin Mansion,

No. 15 Baiqiao Street, Guangqumennei, Dongcheng District,

Beijing 100052, P.R. China

Ladies and Gentlemen,

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.01 per share, of RISE Education Cayman Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“ListCo”) of the Consideration (as defined below) to be paid to the stockholders of Dada Auto Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Company”), pursuant to the terms of that certain Agreement and Plan of Merger made and entered into as of February 7, 2022 by and among ListCo, the Company, Dada Merger Sub Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands and wholly-owned subsidiary of ListCo (“Merger Sub”), and Dada Merger Sub II Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands and wholly-owned subsidiary of ListCo (such Agreement and Plan of Merger, the “Agreement”) (such opinion, our “opinion” or our “Opinion”). Defined terms not otherwise defined in our Opinion shall have the meanings ascribed to such terms in the Agreement.

China Renaissance Securities (Hong Kong) Limited (“CRSHK” or “we”) are acting as financial advisor to the Audit Committee of the Board of Directors of ListCo in connection with the transactions contemplated by the Agreement (collectively, the “Transaction”) and will receive a fee from ListCo for our services pursuant to the terms of our engagement letter with ListCo (the “Engagement Letter”), dated as of January 21, 2022, none of which is contingent upon the consummation of the Transaction. In addition, ListCo has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. Within the two year period preceding the date of this Opinion, CRSHK served as a financial advisor to ListCo and CRSHK’s affiliate served as a financial advisor to the Company’s holding company. Both CRSHK and its affiliate have received fees for rendering such services. CRSHK has not had any other material relationship with ListCo or any other party to the Transaction within such two year period. CRSHK and its affiliates may in the future provide commercial and investment banking services to ListCo and/or the Company and may receive fees for rendering such services. CRSHK is licensed by the Securities and Future Commission of Hong Kong to engage in Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (Advising on corporate finance) of the regulated activities as defined under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). The central entity number (CE number) of CR Securities is AZX839 and its registered address is at Units 8107-08, Level 81, One International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong. CR Securities will not provide legal, accounting and/or tax advice.

China Renaissance Securities (Hong Kong) Limited Units 8107-08, International Commerce Centre No.1 Austin Road West, Kowloon, Hong Kong chinarenaissance.com

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	a draft of the Agreement dated as of February 7, 2022;

•	certain publicly available financial and other information about ListCo;

•	certain relevant financial and operating data furnished to CRSHK by the management of the Company;

•	certain internal financial analyses, financial forecasts, reports and other information concerning the Company (the “the Company Forecasts”), prepared by the management of the Company;

•	certain publicly available financial and operating data of certain publicly traded companies we deemed relevant;

•

Capital IQ consensus estimates provided by brokers (“Capital IQ Estimates”) and financial projections in Wall Street analyst reports (“Wall Street Projections”) for the Company and certain publicly traded companies we deemed relevant;

•	certain publicly available financial and operating data of certain transactions, including certain De-SPAC transactions we deemed relevant;

•

discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial conditions and prospects of the Company, and such other matters we deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant;

•	based on the projections provided by the management of the Company, the cash flows generated by the Company on a stand-alone basis to determine the present value of the discounted cash flows;

•

assessment of general economic, market and financial conditions and such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

Our opinion assumes that prior to the consummation of the Transaction RMB 556,356,0001 will be invested in the Company through its currently contemplated Series A equity financing. It is our understanding that, and our opinion assumes that, upon consummation of the Transaction, the equity value of the Company shall be US$587,323,581 and the equity value of ListCo shall be US$45,000,000. It is also our understanding that the ListCo Class A Ordinary Shares, the ListCo Class B Ordinary Shares and the ListCo Class C Ordinary Shares (the “Consideration”) to be newly issued will have the same economic rights, but will have different voting rights. Our opinion assumes that the differing voting rights will not affect the value of the shares in any material way.

[1]	Of which US$ 5,000,000 is contributed by Bain Capital and/or its affiliates at the USD:RMB exchange ratio of 6.3712

China Renaissance Securities (Hong Kong) Limited Units 8107-08, International Commerce Centre No.1 Austin Road West, Kowloon, Hong Kong chinarenaissance.com

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy, completeness and fair presentation of all financial and other information including, without limitation, projections, historical financial and operating figures of the Company, provided to us by ListCo and the Company, respectively, or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verification, the assessment of the Company management as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of any properties or facilities of ListCo or the Company. We have further relied upon the Company’s representation that all information provided to us by the Company is accurate and complete in all material respects. We did not independently verify the financial forecasts which we examined and have, with your consent, assumed that such financial forecasts were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgment of the Company management as to the future performance of the Company. We did not independently verify and express no opinion as to the Company Forecasts, or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. Our opinion is being issued on the basis that the assumptions and the facts on which our opinion is based are true in all material respects. If that is not the case or to the extent that any of the assumptions in our opinion or any of the facts on which our opinion is based prove to be untrue in any material respect after the date hereof, our opinion cannot and should not be relied upon. Furthermore, in CRSHK’s analysis and in connection with the preparation of this opinion, CRSHK has made certain assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of ListCo or the Company, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of ListCo or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion should not be construed as a valuation opinion or a solvency opinion. We have not been requested to opine on, or to seek an opinion, counsel or interpretation on matters that constitute or require, legal, regulatory, accounting, insurance, tax or other similar professional advice and our opinion does not constitute any such advice. We have assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Our opinion addresses only the fairness, from a financial point of view to the stockholders of ListCo of the Consideration to be paid to the stockholders of the Company. We express no view as to any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect the matters that our opinion discusses, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so. Additionally, we were not engaged to be involved in any determinations of the Board of Directors, the Audit Committee or ListCo’s management to adopt other business strategies or in the negotiation of any of the terms of the Transaction, and we have not been authorized or requested to, and did not, solicit alternative offers with respect to ListCo, nor have we investigated any other alternative transactions that may be available to ListCo. Therefore, CRSHK has assumed that the terms of the Transaction will be consistent with those that could, under the circumstances, be negotiated among unrelated parties in an arms-length transaction. For purposes of rendering our opinion we have assumed that the representations and warranties of each party contained in the Agreement and in the other Transaction documents are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and the other Transaction documents and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained timely and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have a material adverse effect on the contemplated benefits of the Transaction. We have also assumed that none of the matters disclosed on any disclosure schedules to the Agreement will, individually or in the aggregate, have a material financial impact on the Company, its business, ListCo and/or any of the contemplated benefits of the Transaction.

China Renaissance Securities (Hong Kong) Limited Units 8107-08, International Commerce Centre No.1 Austin Road West, Kowloon, Hong Kong chinarenaissance.com

It is understood that this letter is intended for the benefit and use of the Audit Committee of the Board of Directors of ListCo in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Transaction or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, ListCo’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to ListCo. In addition, we have not been requested to opine as to, and our opinion does not in any manner address, the fairness of the amount or nature of the compensation (if any) to any of ListCo’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of ListCo. Furthermore, we express no view as to the price or trading range for shares of the stock of ListCo or the Company following the consummation of the Transaction.

This Opinion was reviewed and approved by CRSHK’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be paid to the stockholders of the Company in the Transaction is fair, from a financial point of view, to the stockholders of ListCo.

[The remainder of this page has been intentionally left blank; signature page follow]

China Renaissance Securities (Hong Kong) Limited Units 8107-08, International Commerce Centre No.1 Austin Road West, Kowloon, Hong Kong chinarenaissance.com

Very truly yours,

For and on behalf of China Renaissance Securities (Hong Kong} Limited

Dennis Leung
Managing Director

ANNEX H

FORM OF PROXY CARD

RISE EDUCATION CAYMAN LTD

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: REDU)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD AT ROOM 101, JIA HE GUO XIN MANSION, NO. 15 BAIQIAO STREET GUANGQUMENNEI, DONGCHENG DISTRICT, BEIJING 100062, PEOPLE’S REPUBLIC OF CHINA, ON FRIDAY, APRIL 29, 2022 AT 10:00 A.M. (BEIJING TIME)

I/We, being the registered holder of                ordinary shares (Note 1) par value US$0.01 per share, of Rise Education Cayman Ltd (the “Company”) hereby appoint the Chairman of the Extraordinary General Meeting (Note 2) or                as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjournment thereof) (the “Meeting”) of the Company to be held on Friday, April 29, 2022, at 10:00 a.m., Beijing time, at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China, and at any adjournment(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

PROPOSALS	SPECIAL RESOLUTION	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN
1.	THAT the agreement and plan of merger, dated as of February 8, 2022 (the “Merger Agreement”), by and among the Company, Dada Merger Sub Limited (“Merger Sub”), Dada Merger Sub II Limited (“Merger Sub II”) and Dada Auto Inc. (“NaaS”), the plan of merger (the “plan of merger”) required to be registered with the Registrar of Companies in the Cayman Islands (such plan of merger being substantially in the form attached as Annex B to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger (the “Merger”) of Merger Sub with and into NaaS, with NaaS surviving as a wholly-owned subsidiary of the Company (the “Surviving Entity”), the plan of merger (the “second plan of merger”, collectively with the plan of merger, the “plans of merger”) required to be registered with the Registrar of Companies in the Cayman Islands (such plan of merger being substantially in the form attached as Annex C to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger (the “Second Merger,” collectively with the Merger, the “Mergers”) of the Surviving Entity with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of the Company (the “Surviving Company”) and any and all transactions contemplated by the Merger Agreement and the plans of merger, including (a) the Mergers, (b) upon the Merger becoming effective, the replacement of the existing memorandum and articles of association of NaaS in its entirety with the memorandum and articles of association of Merger Sub, in the form attached as Schedule 2 to the plan of merger, (c) upon the Second Merger becoming effective, the replacement of the existing memorandum and articles of association of Merger Sub II in its entirety with the memorandum and articles of association of the Surviving Entity, in the form attached as Schedule 2 to the second plan of merger, be authorized and approved.

2.	THAT the name of the Company be changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” effective immediately prior to the effective time (the “Effective Time”) of the Merger (the “Change of Name”).

3.

THAT, immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows (the “Variation of Share Capital”):

(i) by increasing the authorized share capital of the Company from US$2,000,000 divided into 200,000,000 ordinary shares of a par value of US$0.01 each to US$25,000,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.01 each by the creation of an additional 2,300,000,000 shares with a par value of US$0.01 each;

H-1

PROPOSALS	SPECIAL RESOLUTION	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN

(ii)  by re-designating and re-classifying all the issued and outstanding Shares as Class A ordinary shares of a par value of US$0.01 each (“Class A Ordinary Shares”) on a 1:1 basis;

(iii)  by re-designating and re-classifying 581,500,170 of the authorized but unissued Shares into Class A Ordinary Shares on a 1:1 basis;

(iv) by re-designating and re-classifying 300,000,000 of the authorized but unissued Shares into Class B ordinary shares of a par value of US$0.01 each on a 1:1 basis;

(v)   by re-designating and re-classifying 1,400,000,000 of the authorized and unissued Shares into Class C ordinary shares of a par value of US$0.01 each on a 1:1 basis; and

(vi) by designating 100,000,000 of the authorized and unissued Shares as such class or series (however designated) as the board of directors of the Company may determine in accordance with the articles of association.

such that following such Variation of Share Capital, the authorized share capital of the Company will be US$25,000,000 divided into (i) 700,000,000 Class A ordinary shares of a par value of US$0.01 each; (ii) 300,000,000 Class B ordinary shares of a par value of US$0.01 each; (iii) 1,400,000,000 Class C ordinary shares of a par value of US$0.01 each; and (iv) 100,000,000 shares of a par value of US$0.01 each of such class or series (however designated) as the board of directors of the Company may determine in accordance with the articles of association;

4.	THAT the amended and restated memorandum and article of association of the Company be amended and restated by their deletion in their entirety and the substitution of in their place of the second amended and restated memorandum and articles of association of the Company with effective immediately prior to the Effective Time (the “Amendment of M&A”).

5.	THAT each of the directors and officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the plans of merger, and the transactions contemplated by the Merger Agreement and the plans of merger, including the Mergers and, effective immediately prior to the Effective Time, the Change of Name, the Variation of Share Capital and the Amendment of the M&A.

PROPOSALS	ORDINARY RESOLUTION	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN
6.	THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

Dated                , 2022                                                                                                                        Signature(s)(Notes 4, 5, and 6)

Notes:

[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member holding two or more shares may appoint one or more proxies to attend and vote in his or her stead. A proxy need not be a member of the Company. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment to the resolution referred to in the Notice of Extraordinary General Meeting which has been properly put to the Meeting.

[4]

In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the Meeting, whether in person or by proxy, then one of the joint holders whose name stands first on the register of members in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

[5]

To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority must be deposited at the offices of the Company’s Corporate Secretary at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China, not less than 48 hours before the time of the Meeting or any adjourned meeting.

[6]

Completion and return of this form of proxy will not preclude you from attending and voting in person at the Meeting or any adjournment thereof if you so wish and in such event, the form of proxy shall be deemed to be revoked.

H-2

ANNEX I

FORM OF ADS PROXY CARD

RISE EDUCATION CAYMAN LTD

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)

REPRESENTING ORDINARY SHARES OF

RISE EDUCATION CAYMAN LTD

Please refer to the reverse side of this card for the resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN

Special Resolution 1	☐	☐	☐

Special Resolution 2	☐	☐	☐

Special Resolution 3	☐	☐	☐

Special Resolution 4	☐	☐	☐

Special Resolution 5	☐	☐	☐

Ordinary Resolution 6	☐	☐	☐

Address change	☐	Mark box, sign and indicate changes/comments below:	Mark box at immediate right if you wish to give a discretionary proxy to a member or members of the Board of Directors. PLEASE NOTE: Marking this box voids any other instructions indicated above.	☐

Sign below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

RISE EDUCATION CAYMAN LTD

AGENDA

SPECIAL RESOLUTIONS

1.

THAT the agreement and plan of merger, dated as of February 8, 2022 (the “Merger Agreement”), by and among the Company, Dada Merger Sub Limited (“Merger Sub”), Dada Merger Sub II Limited (“Merger Sub II”) and Dada Auto Inc. (“NaaS”), the plan of merger (the “plan of merger”) required to be registered with the Registrar of Companies in the Cayman Islands (such plan of merger being substantially in the form attached as Annex B to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger (the “Merger”) of Merger Sub with and into NaaS, with NaaS surviving as a wholly-owned subsidiary of the Company (the “Surviving Entity”), the plan of merger (the “second plan of merger”, collectively with the plan of merger, the “plans of merger”) required to be registered with the Registrar of Companies in the Cayman Islands (such plan of merger being substantially in the form attached as Annex C to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger (the “Second Merger,” collectively with the Merger, the “Mergers”) of the Surviving Entity with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of the Company (the “Surviving Company”) and any and all transactions contemplated by the Merger Agreement and the plans of merger, including (a) the Mergers,(b) upon the Merger becoming effective, the replacement of the existing memorandum and articles of association of NaaS in its entirety with the memorandum and articles of association of Merger Sub, in the form attached as Schedule 2 to the plan of merger, (c) upon the Second Merger becoming effective, the replacement of the existing memorandum and articles of association of Merger Sub II in its entirety with the memorandum and articles of association of the Surviving Entity, in the form attached as Schedule 2 to the second plan of merger, be authorized and approved,

2.

THAT the name of the Company be changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.” effective immediately prior to the effective time (the “Effective Time”) of the Merger (the “Change of Name”),

3.	THAT, immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows (the “Variation of Share Capital”):

(i)

by increasing the authorized share capital of the Company from US$2,000,000 divided into 200,000,000 ordinary shares of a par value of US$0.01 each to US$25,000,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.01 each by the creation of an additional 2,300,000,000 shares with a par value of US$0.01 each;

(ii)	by re-designating and re-classifying all the issued and outstanding Shares as Class A ordinary shares of a par value of US$0.01 each (“Class A Ordinary Shares”) on a 1:1 basis;

(iii)	by re-designating and re-classifying 581,500,170 of the authorized but unissued Shares into Class A Ordinary Shares on a 1:1 basis;

(iv)	by re-designating and re-classifying 300,000,000 of the authorized but unissued Shares into Class B ordinary shares of a par value of US$0.01 each on a 1:1 basis;

(v)	by re-designating and re-classifying 1,400,000,000 of the authorized and unissued Shares into Class C ordinary shares of a par value of US$0.01 each on a 1:1 basis; and

(vi)

by designating 100,000,000 of the authorized and unissued Shares as such class or series (however designated) as the board of directors of the Company may determine in accordance with the articles of association.

such that following such Variation of Share Capital, the authorized share capital of the Company will be US$25,000,000 divided into (i) 700,000,000 Class A ordinary shares of a par value of US$0.01 each; (ii) 300,000,000 Class B ordinary shares of a par value of US$0.01 each; (iii) 1,400,000,000 Class C ordinary shares of a par value of US$0.01 each; and (iv) 100,000,000 shares of a par value of US$0.01 each of such class or series (however designated) as the board of directors of the Company may determine in accordance with the articles of association;

4.

THAT the amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution of in their place of the second amended and restated memorandum and articles of association of the Company with effective immediately prior to the Effective Time (the “Amendment of M&A”),

5.

THAT each of the directors and officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the plans of merger, and the transactions contemplated by the Merger Agreement and the plans of merger, including the Mergers and, effective immediately prior to the Effective Time, the Change of Name, the Variation of Share Capital and the Amendment of the M&A, and

if necessary, as an ordinary resolution:

1.	ORDINARY RESOLUTION

6.

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

RISE EDUCATION CAYMAN LTD JPMorgan Chase Bank, N.A., Depositary PO Box 64506,Saint Paul MN 55164-0506	Voting Instruction Card

TO THE REGISTERED HOLDERS OF AMERICAN

DEPOSITARY SHARES (“ADSs”) REPRESENTING ORDINARY SHARES OF

RISE EDUCATION CAYMAN LTD

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Extraordinary General Meeting (the “EGM”) for ordinary Shares of Rise Education Cayman Ltd (the “Company”) will be held at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China at 10:00 a.m. (Beijing Time) on Friday, April 29, 2022, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Share(s) for or against or to abstain from voting on the Resolutions proposed, or any of them, as the case may be, at the EGM kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against or to abstain from voting on the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a designated member or members of the Board of Directors of the Company. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (EST), April 27, 2022. Only the registered holders of record at the close of business on April 4, 2022, are entitled to execute the attached Voting Instruction Card.

The signatory, a holder of record as of the close of business on April 4, 2022, of American Depositary Share(s) representing Ordinary Shares of Rise Education Cayman Ltd, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Shares of the Company, represented by American Depositary Share(s), registered in the name of the signatory, at the EGM of the Company.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If the signatory marks the box to indicate that the signatory wishes to give a discretionary proxy to a designated member or members of the Board of Directors, the underlying Shares represented by the signatory’s American Depositary Share(s) will be voted by such person in his discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (EST), April 27, 2022.

The reports and other information filed with the SEC are also available in the “Investors” section of RISE’s corporate website at https://ir.risecenter.com/ JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

ANNEX J

Second Amended and Restated Memorandum and Articles of Association of ListCo

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

NAAS TECHNOLOGY INC.

(Adopted by a Special Resolution passed on [date] and effective immediately prior to the consummation of the merger as contemplated in the Agreement and Plan of Merger dated February 8, 2022 by and between RISE Education Cayman Ltd, Dada Merger Sub Limited and Dada Auto Inc.)

1.	The name of the Company is NaaS Technology Inc..

2.

The Registered Office of the Company will be situated at the offices of [Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands], or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.

The authorized share capital of the Company is US$25,000,000 divided into 2,500,000,000 shares comprising of (i) 700,000,000 Class A Ordinary Shares of a par value of US$0.01 each, (ii) 300,000,000 Class B Ordinary Shares of a par value of US$0.01 each, (iii) 1,400,000,000 Class C Ordinary Shares of a par value of US$0.01 each, and (iv) 100,000,000 shares as such Class or series (however designated) as the board of directors of the Company may determine in accordance with the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

NAAS TECHNOLOGY INC.

(Adopted by a Special Resolution passed on [date] and effective immediately prior to the consummation of the merger as contemplated in the Agreement and Plan of Merger dated February 8, 2022 by and between RISE Education Cayman Ltd, Dada Merger Sub Limited and Dada Auto Inc.)

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American Depositary Share representing Class A Ordinary Shares;

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“Business Combination Closing”	means the consummation of the mergers as contemplated in the Agreement and Plan of Merger dated February 8, 2022 by and between RISE Education Cayman Ltd, Dada Merger Sub Limited, Dada Merger Sub II Limited and Dada Auto Inc.

“Chairman”	means the chairman of the Board of Directors;

“Change of Control”	means any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, an entity

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.01 in the capital of the Company, designated as a Class A Ordinary Shares and having the rights, preferences, privileges and restrictions provided for in these Articles;

“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.01 in the capital of the Company, designated as a Class B Ordinary Share and having the rights, preferences, privileges and restrictions provided for in these Articles;

“Class C Ordinary Share”	means an Ordinary Share of a par value of US$0.01 in the capital of the Company, designated as a Class C Ordinary Share and having the rights, preferences, privileges and restrictions provided for in these Articles;

“Commission”	means the Securities and Exchange Commission of the United States or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

“Company”	means NaaS Technology Inc., a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to Shareholders;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares or ADSs are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Founder”	means Mr. Zhen Dai;

“Founder Affiliate”	means an Affiliate of the Founder; provided, that Newlink shall not be deemed to be a Founder Affiliate.

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Newlink”	means Newlinks Technology Limited.

“Ordinary Resolution”

means a resolution:

(a)   passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives at a general meeting of the Company held in accordance with these Articles; or

(b)   approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share or a Class C Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”	means in respect of any Person, such Person’s presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Retention Ratio”	means a fraction, the numerator of which is the number of shares of Newlink beneficially owned by the Founder and any and all Founder Affiliates as of the applicable date of determination, and the denominator of which is the number of shares of Newlink beneficially owned by the Founder and any and all Founder Affiliates as of immediately after the consummation of the Business Combination Closing.

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”

means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)   passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)   approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“Virtual Meeting”	means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)

any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.

The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income or capital in the accounts of the Company as the Directors shall determine.

7.

The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.

Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)

issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)

grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

9.

The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 17, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)

the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)

whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)

whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)

whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)

the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)

the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.

The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES, CLASS B ORDINARY SHARES AND CLASS C ORDINARY SHARES

12.

Holders of Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company, and each Class C Ordinary Share shall entitle the holder thereof to two (2) votes on all matters subject to vote at general meetings of the Company.

13.

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Each Class C Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share or Class C Ordinary Share (as the case may be) delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares or Class C Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares or Class C Ordinary Shares. In no event shall Class B Ordinary Shares be convertible into Class C Ordinary Shares, nor shall Class C Ordinary Shares be convertible into Class B Ordinary Shares.

14.

Any conversion of Class B Ordinary Shares or Class C Ordinary Shares (as the case may be) into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation and re-classification of each relevant Class B Ordinary Share or Class C Ordinary Share (as the case may be) as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation and re-classification of the relevant Class B Ordinary Shares or Class C Ordinary Shares (as the case may be) as Class A Ordinary Shares.

15.

(a)

Any number of Class B Ordinary Shares held by the Founder or any Founder Affiliate shall be automatically and immediately converted into an equal number of Class A Ordinary Shares on the earlier to occur of (i) the total number of Class B Ordinary Shares directly and indirectly owned by the Founder and any and all Founder Affiliates, which shall equal the sum of (A) the total number of Class B Ordinary Shares directly held by the Founder and any and all Founder Affiliates, plus (B) the total number of Class B Ordinary Shares indirectly held by the Founder and any and all Founder Affiliates through Newlink, which shall be deemed as the product of the number of Class B Ordinary Shares then held by Newlink multiplied by the Retention Ratio, is smaller than 50% of the total number of the issued and outstanding Class B Ordinary Shares as of immediately after the consummation of the Business Combination Closing, and (ii) the Founder having been convicted in a final and non-appealable judgment of, or having entered a plea of guilty to, a felony or criminal act resulting in his inability to perform his official duties in the Company for a period of more than 90 days.

(b)

Any number of Class B Ordinary Shares or Class C Ordinary Shares, as the case may be, held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares and/or Class C Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares and/or Class C Ordinary Shares through voting proxy or otherwise to any Person that is not the Founder or a Founder Affiliate. Notwithstanding the foregoing, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares and/or Class C Ordinary Shares or on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares and/or Class C Ordinary Shares (as the case may be) to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not the Founder or a Founder Affiliate holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares and/or Class C Ordinary Shares or to the related issued and outstanding voting securities or the assets (as the case may be) of the holder of Class B Ordinary Shares and/or Class C Ordinary Shares, in which case all the related Class B Ordinary Shares and/or Class C Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

(c)	Any Class B Ordinary Shares held by Newlink shall not be sold, assigned, disposed of or otherwise transferred to any Person other than the Founder and Founder Affiliates.

16.

Save and except for voting rights and conversion rights as set out in Articles 12 to 15 (inclusive) and Article 77, the Class A Ordinary Shares, the Class B Ordinary Shares and the Class C Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS

17.

If at any time the capital of the Company is divided into different Classes all or any of the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued Shares of that Class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

18.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially and adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

19.

Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register unless otherwise specified in writing by such Member.

20.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

21.

Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

22.

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

23.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

24.

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

25.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

26.

The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

27.

For giving effect to any such sale the Directors may authorize a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

28.

The proceeds of the sale after deduction of expenses, fees and commissions incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

29.

Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

30.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

31.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

32.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

33.

The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

34.

The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

35.

If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

36.

The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

37.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

38.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

40.

A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

41.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

42.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

43.

The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

44.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may decline to register any transfer of any Share unless:

(i)

the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)

a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

45.

The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their discretion, from time to time determine.

46.

All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

47.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognized by the Company as having any title to the Share.

48.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

49.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

50.

The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

51.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

52.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)

subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

53.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

54.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)

issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b)

purchase its own Shares (including any redeemable Shares) on such terms and in such manner as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorized by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

55.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

56.

The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

57.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

58.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

59.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

60.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

61.	(a)

The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

62.	(a)	The Chairman or a majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)

A Shareholders’ requisition is a requisition of one or more Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)

The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)

If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further forty-five (45) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said forty-five (45) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

63.

At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by two-thirds (2/3) of the Shareholders having a right to attend and vote at the meeting, Present at the meeting.

64.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

65.

No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote at such general meeting and Present at the meeting shall be a quorum for all purposes.

66.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

67.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting (including a postponed or reconvened meeting) at which Communication Facilities will be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

68.	The Chairman, if any, shall preside as chairman at every general meeting of the Company.

69.

If there is no such Chairman, or if at any general meeting he is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairman of that meeting.

70.

The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(a)	The chairman of the meeting shall be deemed to be Present at the meeting; and

(b)

If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

71.

The chairman of the meeting may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

72.

The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

73.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any Shareholder holding not less than ten percent (10%) of the votes attaching to all issued and outstanding Shares that carry the right to vote and Present at the general meeting, and unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

74.

If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

75.

All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

76.

A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

77.

Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder Present at the meeting shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share, ten (10) votes for each Class B Ordinary Share and two (2) votes for each of Class C Ordinary Share of which it is the holder.

78.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

79.

Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

80.

No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

81.	On a poll votes may be given either personally or by proxy.

82.

Each Shareholder, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder.

83.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

84.

The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)

in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)

where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

85.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

86.

A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

87.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

88.

If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization, including the right to vote individually on a show of hands.

DIRECTORS

89.	(a)

Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)

The Chairman shall be the Founder, as long as the Founder is a Director. In the event that the Founder is not a Director, the Board of Directors shall elect and appoint a Chairman by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within thirty (30) minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

(c)	The Company may by Ordinary Resolution appoint any person to be a Director.

(d)

Notwithstanding anything to the contrary in these Articles, if a Member holds no less than sixty percent (60%) of the total number of issued and outstanding shares of the Company, such Member shall be entitled to nominate and appoint four (4) individuals to serve as Directors by delivering a written notice to the Company.

(e)

The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

(f)

An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

90.

A Director may be removed from office by Ordinary Resolution (except with regard to the Chairman, who may be removed from office by Special Resolution), notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

91.

The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

92.

A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

93.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

94.

The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

95.

Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

96.

Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

97.

Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

98.

Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

99.

The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

100.

The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

101.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

102.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

103.

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

104.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

105.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

106.

The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

107.

The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixing of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

108.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixing of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

109.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

110.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

111.

The Directors may meet together (either within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one (1) vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

112.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

113.

The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office, including the Chairman; provided, however, a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that the Chairman is absent from the meeting and notifies the Board of his decision to be absent from that meeting, before or at the meeting. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

114.

A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

115.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

116.

Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorize a Director or his firm to act as auditor to the Company.

117.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

118.

When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

119.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

120.

The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

121.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their member to be chairman of the meeting.

122.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

123.

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

124.

A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIVIDENDS

125.

Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

126.

Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

127.

The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

128.

Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

129.

The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

130.

Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

131.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

132.	No dividend shall bear interest against the Company.

133.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

134.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

135.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

136.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorized by the Directors or by Ordinary Resolution.

137.

The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

138.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

139.

Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

140.

The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

141.

The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

142.	Subject to the Companies Act, the Directors may:

(a)

resolve to capitalize an amount standing to the credit of the Company’s reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)

appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

143.

Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalize an amount standing to the credit of Company’s reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)

employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)

any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)

any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

144.

The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

145.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

146.

Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognized courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register unless otherwise specified in writing by such Shareholder, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

147.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognized courier service.

148.

Any Shareholder Present, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

149.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)

electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

150.

Any notice or document delivered or sent by post to or left at the registered address of any Shareholder (unless otherwise specified in writing by such Shareholder) in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

151.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

152.

Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

153.

Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

154.

Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

155.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

156.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

157.

No Person shall be recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

158.

If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

159.

If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

160.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

161.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

162.

In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

163.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

164.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

165.

The Directors, or any service providers (including the officers, the Secretary and the Registered Office provider of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

EXCLUSIVE FORUM

166.

For the avoidance of doubt and without limiting the jurisdiction of the Cayman Courts to hear, settle or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

167.

Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.